Exhibit 99.1

CONFIDENTIAL
Dated 30 November 2017

AEGEAN MARINE PETROLEUM S.A.
 as the Company

AEGEAN MARINE PETROLEUM S.A.
AEGEAN PETROLEUM INTERNATIONAL INC.
AEGEAN NWE N.V.
AEGEAN BUNKERING GERMANY GMBH
OBAST BUNKERING & TRADING GMBH and
AEGEAN PETROLEUM URUGUAY S.A.
 as the Borrowers

CERTAIN COMPANIES
 as Guarantors

ABN AMRO BANK N.V.
as Active Bookrunning Mandated Lead Arranger

ABN AMRO BANK N.V.
 as Facility Agent

ABN AMRO BANK N.V.
 as Collateral Management Agent

ABN AMRO BANK N.V.
 as Security Agent

ABN AMRO BANK N.V.
 as Documentation Bank

CERTAIN FINANCIAL INSTITUTIONS
 as Original Lenders, Issuing Banks and Overdraft Banks

ABN AMRO BANK N.V.
 as Co-Ordinator

FACILITY AGREEMENT FOR A BORROWING BASE FACILITY

21 Representations	89
22 Information Undertakings	96
23 Financial covenants	102
24 General Undertakings	106
25 Bank Accounts	116
26 Events of Default	119
Section 9 Changes to Parties	124
27 Changes to the Lenders	124
28 Restriction on Debt Purchase Transactions	128
29 Changes to the Obligors	129
Section 10 The Finance Parties	133
30 Role of the Facility Agent, the Collateral Management Agent, the Arranger, the Issuing Bank, the Overdraft Bank and Others	133
31 The Security Agent	144
32 Conduct of Business by the Finance Parties	155
33 Sharing among the Finance Parties	156
Section 11 Administration	158
34 Payment mechanics	158
35 Set-Off	161
36 Notices	162
37 Calculations and Certificates	166
38 Partial Invalidity	167
39 Remedies and Waivers	167
40 Amendments and Waivers	167
41 Confidentiality	169
42 Counterparts	172
Section 12 Governing Law and Enforcement	173
43 Governing Law	173
44 Enforcement	173
45 Bail-in Clause	175

46 Resolution Stay	176
Schedule 1 The Original Parties	178
Part I The Obligors	178
Part II The Original Lenders	179
Schedule 2 Conditions precedent	180
Part I Conditions precedent to initial Utilisation	180
Part II Conditions precedent required to be delivered by an Additional Obligor	185
Part III Conditions precedent required to be delivered in connection with Sensitive Zones	186
Part IV Spanish Pledgor conditions precedent	186
Schedule 3 Utilisation Request	188
Schedule 4 Form of Transfer Certificate	190
Schedule 5 Form of Assignment Agreement	192
Schedule 6 Form of Compliance Certificate	195
Schedule 7 Timetables	196
Schedule 8 Forms of Notifiable Debt Purchase Transaction Notice	197
Part I Form of Notice on Entering into Notifiable Debt Purchase Transaction	197
Part II Form of Notice on Termination of Notifiable Debt Purchase Transaction / Notifiable Debt Purchase Transaction ceasing to be with Parent Affiliate	198
Schedule 9 Form of Accession Letter	199
Schedule 10 Form of Resignation Letter	200
Schedule 11 Borrowing Base Amount	201
Schedule 12 Form of Borrowing Base Report	208
Schedule 13 Form of Lender Accession Letter	210
Schedule 14 Approved Suppliers	212
Schedule 15 Permitted Indebtedness	213
Schedule 16 Specified Existing Indebtedness	215
Schedule 17 Form of New Lender Spanish Power of Attorney	216
Schedule 18 Form of Deed of Undertaking	219
Schedule 19 Form of Lender utilisation report	224
Schedule 20 Pre-Approved SBLC Beneficiaries	225

Schedule 21 Eligible LOI Counterparties	227
SIGNATURES	231

THIS AGREEMENT is dated 30 November 2017 and made between:
(1)	AEGEAN MARINE PETROLEUM S.A. a corporation incorporated under the laws of Liberia with registered office at 80 Broad Street, Monrovia, Republic of Liberia (the Company);
(2)
AEGEAN PETROLEUM INTERNATIONAL INC., a corporation incorporated under the laws of the Marshall Islands with registered office at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, Marshall Islands (APII);

(3)	AEGEAN NWE N.V., a limited liability company incorporated under the laws of Belgium with registered office at Nijverheidsstraat 7, B-2960 Brecht, Belgium (ANNV);
(4)
AEGEAN BUNKERING GERMANY GMBH, a limited liability company incorporated under the laws of the Federal Republic of Germany, having its business address at Holstenwall 5, 20355 Hamburg, Germany which is registered in the commercial register (Handelsregister) kept at the local court (Amtsgericht) of Kiel under registration number HRB 16326 KI (ABGG);

(5)
OBAST BUNKERING & TRADING GMBH, a limited liability company incorporated under the laws of the Federal Republic of Germany, having its business address at Dalwitzhofer Weg 22 a, 18055 Rostock, Germany which is registered in the commercial register (Handelsregister) kept at the local court (Amtsgericht) of Rostock under registration number HRB 13560 (OBTG);

(6)
AEGEAN PETROLEUM URUGUAY S.A., a corporation incorporated under the laws of Uruguay, with registered address at Luis Bonavita 1294 office 120, Montevideo, Uruguay, Tax ID number 217562670014 and tax address at Colonia 810 office 403, Montevideo, Uruguay (APUS);

(7)	THE COMPANIES listed in Part I of Schedule 1 (The Original Parties) as guarantors (the Original Guarantors);
(8)	ABN AMRO BANK N.V. as active bookrunning mandated lead arranger (the Arranger);
(9)	THE FINANCIAL INSTITUTIONS listed in Part II of Schedule 1 (The Original Parties) as lenders (the Original Lenders);
(10)	ABN AMRO BANK N.V. as documentation bank (the Documentation Bank);
(11)	ABN AMRO BANK N.V. as facility agent of the other Finance Parties (the Facility Agent);
(12)	ABN AMRO BANK N.V. as collateral management agent of the other Finance Parties (the Collateral Management Agent);
(13)	ABN AMRO BANK N.V. as security trustee for the Secured Parties (the Security Agent);
(14)	ABN AMRO BANK N.V. as co-ordinator (the Co-Ordinator);
(15)	ABN AMRO BANK N.V., BNP PARIBAS (SUISSE) SA and KBC BANK NV as Facility B Tranche 1 issuing banks (each a Facility B Tranche 1 Issuing Bank);
(16)	HSH Nordbank AG as Facility B Tranche 2 issuing bank (a Facility B Tranche 2 Issuing Bank);
(17)	ABN AMRO BANK N.V. and BNP PARIBAS (SUISSE) SA as Facility B Tranche 1 overdraft banks (each a Facility B Tranche 1 Overdraft Bank); and
(18)	HSH Nordbank AG as Facility B Tranche 2 overdraft bank (a Facility B Tranche 2 Overdraft Bank).
IT IS AGREED as follows:

Section 1
 Interpretation
1	Definitions and Interpretation
1.1	Definitions
In this Agreement:
Acceptable Bank means:
(a)	a bank or financial institution which:
(i)	is an Original Lender ; or
(ii)
(A)
has a rating for its long-term unsecured and non-credit-enhanced debt obligations of BBB- or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd or Baa3 or higher by Moody's Investors Service Limited or a comparable rating from an internationally recognised credit rating agency; and

(B)	(other than when used in the definitions of "Cash" and "Cash Equivalent Investments") has been approved in writing by the Issuing Bank and the Overdraft Bank; and/or
(b)	any other bank or financial institution approved by the Facility Agent, the Issuing Bank, the Overdraft Bank and the Parent.
Accession Letter means a document substantially in the form set out in Schedule 9 (Form of Accession Letter)
Account Bank means the Collateral Management Agent
Accounting Principles means generally accepted accounting principles in The United States of America
Accounting Reference Date means 31 December
Account Pledge Agreements means the pledge agreement dated on or about the date of this Agreement between the Borrowers as pledgors and the Security Agent as pledgee, pursuant to which the Borrowers pledge, inter alia, all amounts standing to the credit of the Collection Accounts and the Facility Accounts in favour of the Security Agent to secure the Secured Obligations
Additional Borrower means any company which becomes an Additional Borrower in accordance with clause 29 (Changes to the Obligors)
Additional Guarantor means any company which becomes an Additional Guarantor in accordance with clause 29 (Changes to the Obligors)
Additional Obligor means an Additional Borrower or an Additional Guarantor
Affiliate means, in relation to any person, a Subsidiary of that person or a Holding Company of that person or any other Subsidiary of that Holding Company

Agent's Rate of Exchange means the Facility Agent's spot rate of exchange for the purchase of the relevant currency with the Base Currency in the London foreign exchange market at or about 11:00 a.m. on the date of the most recently delivered Borrowing Base Report
AOTC means Aegean Oil Terminal Corporation, a company duly incorporated in the Marshall Islands with its registered address at PO Box 1405, Majuro, Marshall islands
Applicable KYC Procedures means any applicable "know your customer" checks or similar identification procedures, or equivalent internal policies of a Lender, or any equivalent procedures required by applicable law or regulations (including the Money laundering and anti-terrorism Act (Wet ter voorkoming van witwassen en financieren terrorisme)).
Applicable Law means:
(a)
in relation to any jurisdiction or to the European Union, any law, regulation, treaty, directive, decision, rule, regulatory requirement, judgment, order, ordinance, request, guideline or direction or any other act of any government entity of such jurisdiction or of any EU Institution whether or not having the force of law and with which any Party is required to comply, or with which it would, in the normal course of its business, comply; and

(b)	in relation to any Lender, any Basel II Regulation applicable to that Lender
Approved Suppliers means:
(a)	the suppliers listed in Schedule 14 (Approved Suppliers);
(b)	any refinery in compliance with the terms and conditions of clause 22.16 (Proof of Origin); and
(c)	any other supplier which is approved in writing by the Company and the Facility Agent (acting on the instructions of all Lenders), but in each case only to the extent of any supply contracts entered into in respect of the Sensitive Zone and provided that an Approved Supplier shall cease to be an Approved Supplier on the date on which:
(i) the Facility Agent (acting on the instructions of the Majority Lenders) so directs in writing to the Company; and/or
(ii) any Lender so directs in writing to the Facility Agent and the Company on the basis of such Lender's internal or external compliance requirements
Assignment Agreement means an agreement substantially in the form set out in Schedule 5 (Form of Assignment Agreement) or any other form agreed between the relevant assignor and assignee
Auditors means one of PricewaterhouseCoopers, Ernst & Young, KPMG or Deloitte & Touche
Authorisation means an authorisation, consent, approval, resolution, licence, exemption, filing, notarisation or registration
Availability Period means:
(a)	in relation to Facility A, the period from and including the date of this Agreement to and including the date which is one (1) Month prior to the Facility A Termination Date; and
(b)	in relation to Facility B, the period from and including the date of this Agreement to and including the Facility B Termination Date

Available Facility means, in relation to a Facility or Tranche, the aggregate for the time being of each Lender's Available Proposed Participation in respect of that Facility or Tranche, subject to clause 4.7 (Maximum Available Amount) and clause 4.8 (Fronting Bank Limit)
Available Proposed Participation means, in relation to a Facility and, where applicable, a Tranche, a Lender's Proposed Participation under that Facility and Tranche minus:
(a)	the Base Currency Amount of its participation in any outstanding Utilisations under that Facility and Tranche; and
(b)
in relation to any proposed Utilisation, the Base Currency Amount of its participation in any Utilisations that are due to be made under that Facility and Tranche on or before the proposed Utilisation Date, other than that Lender's participation in any Utilisation that are due to be repaid, prepaid, reduced or cancelled on or before the proposed Utilisation Date
Bail-In Action means the exercise of any Write-down and Conversion Powers
Bail-In Legislation means:
(a)
in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms , the relevant implementing law or regulation  as described in the EU Bail-In Legislation Schedule from time to time;  and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation.
Base Currency means Dollars
Base Currency Amount means:
(a)
in relation to a Utilisation, the amount specified in the Utilisation Request delivered by a Borrower for that Utilisation (or, if the amount requested is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Rate of Exchange as at the date which is three (3) Business Days before the Utilisation Date or, if later, on the date the Facility Agent receives the Utilisation Request) adjusted to reflect any repayment, prepayment, consolidation or division of the Utilisation; and

(b)
in relation to the calculation of any other amount which is not denominated in the Base Currency, that amount converted into the Base Currency at the Agent's Rate of Exchange as at the date which is three (3) Business Days before the relevant calculation date.

Basel II Accord means the "International Convergence of Capital Measurement and Capital Standards, a Revised Framework" published by the Basel Committee on Banking Supervision in June 2004 as updated prior to, and in the form existing on, the date of this Agreement, excluding any amendment thereto arising out of the Basel III Accord
Basel II Approach means, in relation to any Finance Party, either the Standardised Approach or the relevant Internal Ratings Based Approach (each as defined in the Basel II Accord) adopted by that Finance Party (or any of its Affiliates) for the purposes of implementing or complying with the Basel II Accord
Basel II Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with any Basel II Regulation in force as at the date hereof (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates)

Basel II Regulation means:
(a)
any Applicable Law in force as at the date hereof implementing the Basel II Accord (including the relevant provisions of directive 2013/36/EU (CRD IV) and regulation 575/2013 (CRR) of the European Union); or

(b)	any Basel II Approach adopted by a Finance Party or any of its Affiliates;
but excludes any Applicable Law implementing the Basel III Accord save and to the extent that it is a re-enactment of any Applicable Law referred to in paragraph (c) of this definition
Basel III Accord means, together:
(a)
the agreements on capital requirements, a leverage ratio and liquidity standards contained in "Basel III: A global regulatory framework for more resilient banks and banking systems", "Basel III: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer" published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b)
the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text" published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel III"
Basel III Increased Cost means an Increased Cost which is attributable to the implementation or application of or compliance with any Basel III Regulation (whether such implementation, application or compliance is by a government, regulator, Finance Party or any of its Affiliates)
Basel III Regulation means any Applicable Law implementing the Basel III Accord (including CRD IV and CRR) save and to the extent that it is re-enacts a Basel II Regulation
Borrower means an Original Borrower or an Additional Borrower in each case unless it has ceased to be a Borrower in accordance with clause 29 (Changes to the Obligors)
Borrowing Base means the aggregate of cash, inventory and receivables from time to time included in the Borrowing Base Report in accordance with Schedule 11 (Borrowing Base Amount)
Borrowing Base Amount means at any time:
(a) the Base Currency Amount of the aggregate of the Borrowing Base calculated pursuant to Schedule 11 (Borrowing Base Amount);
less
(b) the Outstandings
Borrowing Base Audit Report means an audit report in respect of the Borrowing Base to be provided by the Company in accordance with the terms of this Agreement, provided by a report provider acceptable to the Collateral Management Agent (which shall not be a Borrower's auditors) addressed to, on terms acceptable to, and capable of being replied upon by, the Collateral Management Agent
Borrowing Base Report means a report substantially in the form set out in Schedule 12 (Form of Borrowing Base Report) and taking into account any additional requirements set out in

Schedule 11 (Borrowing Base Amount), duly completed by the Company and signed on its behalf by two (2) authorised signatories
Break Costs means the amount (if any) by which:
(a)
the interest which a Lender should have received for the period from the date of receipt of all or any part of its participation in a Loan or Unpaid Sum to the last day of the current Interest Period in respect of that Loan or Unpaid Sum, had the principal amount or Unpaid Sum received been paid on the last day of that Interest Period;

exceeds:
(b)
the amount which that Lender would be able to obtain by placing an amount equal to the principal amount or Unpaid Sum received by it on deposit with a leading bank in the Relevant Interbank Market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period

Bridge Financing means loan financing provided on a bilateral basis by any Lender to members of the Group for the purpose of financing working capital needs of the Group, with a maximum tenor (including any potential extensions and/or renewals) of 90 days and which is intended to be refinanced by Utilisations
Business Day means a day (other than a Saturday or Sunday) on which banks are open for general business in London, Paris, Geneva, Amsterdam and New York City and (in relation to any date for payment or purchase of euro) any TARGET Day
Cash means, at any time, cash in hand or at bank and (in the latter case) credited to an account in the name of a member of the Group with an Acceptable Bank and to which a member of the Group is alone (or together with other members of the Group) beneficially entitled and for so long as:
(a)	that cash is repayable on demand;
(b)	repayment of that cash is not contingent on the prior discharge of any other indebtedness of any member of the Group or of any other person whatsoever or on the satisfaction of any other condition;
(c)
there is no Security over that cash except for Transaction Security or any Security permitted pursuant to clause 24.13 (Negative pledge) constituted by a netting or set-off arrangement entered into by members of the Group in the ordinary course of their banking arrangements; and

(d)	the cash is freely and immediately available to be applied in repayment or prepayment of the Facilities
Cash Equivalent Investments means at any time:
(a)	certificates of deposit maturing within one year after the relevant date of calculation and issued by an Acceptable Bank;
(b)
any investment in marketable debt obligations issued or guaranteed by the government of the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State or by an instrumentality or agency of any of them having an equivalent credit rating, maturing within one year after the relevant date of calculation and not convertible or exchangeable to any other security;

(c)	commercial paper not convertible or exchangeable to any other security:
(i)	for which a recognised trading market exists;

(ii)	issued by an issuer incorporated in the United States of America, the United Kingdom, any member state of the European Economic Area or any Participating Member State;
(iii)	which matures within one year after the relevant date of calculation; and
(iv)
which has a credit rating of either A-1 or higher by Standard & Poor's Rating Services or F1 or higher by Fitch Ratings Ltd or P-1 or higher by Moody's Investors Service Limited, or, if no rating is available in respect of the commercial paper, the issuer of which has, in respect of its long-term unsecured and non-credit enhanced debt obligations, an equivalent rating;

(d)
any investment in money market funds which (i) have a credit rating of either A-1 or higher by Standard & Poor's Rating Services or F1 or higher by Fitch Ratings Ltd or P-1 or higher by Moody's Investors Service Limited, (ii) which invest substantially all their assets in securities of the types described in paragraphs (a) to (d) above and (iii) can be turned into cash on not more than thirty (30) days' notice; or

(e)	any other debt security approved by the Majority Lenders,
in each case, to which any member of the Group is alone (or together with other members of the Group beneficially entitled at that time and which is not issued or guaranteed by any member of the Group or subject to any Security (other than Security arising under the Transaction Security Documents)
Capital Stock means any and all shares, interests, participations or other equivalents (however designated) of capital stock, any and all equivalent ownership interests in any company, corporation, limited liability company, general partnerships, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture or other business organization and any and all warrants, rights or options to purchase any of the foregoing, but excluding any debt security convertible into or exchangeable for such interest
Certificate of Origin means a certificate received from an Approved Supplier stating clearly the country of origin of the underlying goods
Change of Control means:
(a)
any Person or Group (as such terms are used in section 13(d) of the U.S. Securities Exchange Act of 1934) who (i) is not now a beneficial owner of the Parent becomes the "beneficial owner" (as defined in Rule 13d-3 under the U.S. Securities Exchange Act of 1934), directly or indirectly, of more than 35% of the total voting power or ownership interest of the Capital Stock of the Parent; or (ii) shall have obtained the power (whether or not exercised) to elect a majority of the members of the board of directors (or similar governing body) of the Parent; or

(b)
during any period of twelve (12) consecutive Months, the majority of the seats (other than vacant seats) on the board of directors (or similar governing body) of the Parent cease to be occupied by Persons who either (i) were members of the board of directors of the Parent as at the date of this Agreement, or (ii) were nominated for election by the board of directors of the Parent, a majority of whom were directors as the date of this Agreement or whose election or nomination for election was previously approved by a majority of such directors or directors elected in accordance with this paragraph (b) (ii); or

(c)	a Borrower ceases to be a wholly-owned Subsidiary of the Parent
Charged Property means all of the assets of the Obligors and the Spanish Pledgor which from time to time are, or are expressed to be, the subject of the Transaction Security
Clearing Providers means BNP Paribas Commodity Futures Limited (English company number 2391477) and ABN AMRO Clearing Bank N.V. (a company incorporated in the

Netherlands) or any other clearing provider which is an Affiliate of a Facility B Lender and which is approved in writing by the Facility Agent and which enters into a Multi-Party TPA Agreement with the Company, and Clearing Provider means any of them as the case may be
Clearing Provider Hedging Agreement means any document evidencing a Clearing Provider Hedging Transaction
Clearing Provider Hedging Transactions has the meaning given to it in clause 2.7 (Hedging/Clearing)
Code means the US Internal Revenue Code of 1986
Collateral Management Agreement means a collateral management agreement in respect of inland storage to be entered into between the Security Agent, the relevant Borrower and the Collateral Manager in form and substance satisfactory to the Facility Agent acting on the instructions of all Lenders
Collateral Manager means a collateral manager approved in writing by the Facility Agent acting on the instructions of all Lenders
Collection Accounts means the bank accounts opened and maintained by each Borrower with the Account Bank in accordance with clause 25 (Bank Accounts) and includes any interest of the Borrowers in any replacement account or any sub-division or sub-account of any of these accounts
Compliance Certificate means a certificate substantially in the form set out in Schedule 6 (Form of Compliance Certificate)
Compliance Policy means the policy of the Group, approved by the Board of Directors of the Company, in relation to operational control procedures related to product origin (traceability, compliance with United States of America, European Union and United Nations Sanctions or any other state or authority which has issued Sanctions with which a member of the Group is required to comply)
Compliant Borrowing Base Report means a Borrowing Base Report showing a Borrowing Base Amount which is zero (0) or a positive number
Compliant Cross-Check Borrowing Base Report means a Cross-Check Borrowing Base Report, the accuracy of which has been verified by the Security Agent based on the information provided by independent sources acceptable to the Security Agent and reflected therein relating to:
(i)	the storage volumes at any inland storage facilities, leased or owned by the Borrowers and the Spanish Pledgor and which have capacity equal to or in excess of 50,000 metric tons; and
(ii)	the storage volumes on any vessels leased or owned by the Borrowers and the Spanish Pledgor which have capacity equal to or in excess of 15,000 metric tons, and which shows a Borrowing Base, the Base Currency Amount of which is not less than ninety five per cent. (95%) of the Base Currency Amount of the Borrowing Base as reported in the most recent Compliant Borrowing Base Report
Confidential Information means all information relating to any Obligor, the Group, the Finance Documents or a Facility of which a Finance Party becomes aware in its capacity as, or for the purpose of becoming, a Finance Party or which is received by a Finance Party in relation to, or for the purpose of becoming a Finance Party under, the Finance Documents or a Facility from either:
(a)	any member of the Group or any of its advisers; or

(b)	another Finance Party, if the information was obtained by that Finance Party directly or indirectly from any member of the Group or any of its advisers, in whatever form, and includes information given orally and any document, electronic file or any other way of representing or recording information which contains or is derived or copied from such information but excludes information that:
(i)	is or becomes public information other than as a direct or indirect result of any breach by that Finance Party of clause 41 (Confidentiality); or
(ii)	is identified in writing at the time of delivery as non-confidential by any member of the Group or any of its advisers; or
(iii)
is known by that Finance Party before the date the information is disclosed to it in accordance with paragraphs (a) or (b) above or is lawfully obtained by that Finance Party after that date, from a source which is, as far as that Finance Party is aware, unconnected with the Group and which, in either case, as far as that Finance Party is aware, has not been obtained in breach of, and is not otherwise subject to, any obligation of confidentiality

Confidentiality Undertaking means a confidentiality undertaking substantially in a recommended form of the LMA from time to time or in any other form agreed between the Company and the Facility Agent
Credit Instrument means any transaction-related standby or documentary letter of credit or guarantee issued or to be issued by an Issuing Bank under the relevant Tranche of Facility B and in such form requested by a Borrower which is acceptable to the relevant Issuing Bank in accordance with the terms of this Agreement including without limitation clause 5.3 (Completion of a Utilisation Request for Fronted Facilities) and clause 6 (Fronted Facilities)
Cross-Check Borrowing Base Report means a report duly completed by the Company and signed on its behalf by two (2) authorised signatories in the form required pursuant to clause 22.9(c) (Borrowing Base Report)
Current Assets means the aggregate (on a consolidated basis) of all inventory, work in progress, trade and other receivables of each member of the Group including prepayments in relation to operating items and sundry debtors (including Cash and Cash Equivalent Investments) expected to be realised within twelve (12) months from the date of computation but excluding amounts in respect of:
(a)	receivables in relation to Tax;
(b)	Exceptional Items and other non-operating items;
(c)	insurance claims; and
(d)	any interest owing to any member of the Group
Debt Purchase Transaction means, in relation to a person, a transaction where such person:
(a)	purchases by way of assignment or transfer;
(b)	enters into any sub-participation in respect of; or
(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of, any Proposed Participation or amount outstanding under this Agreement

Deed of Undertaking means a deed of undertaking in the form set out in Schedule 18 (Form of Deed of Undertaking) to be entered into between a third party, a Borrower and an Issuing Bank
Default means an Event of Default or any event or circumstance specified in clause 26 (Events of Default) which would (with the expiry of a grace period, the giving of notice, the making of any determination under the Finance Documents or any combination of any of the foregoing) be an Event of Default
Deficient Borrowing Base Report means a Borrowing Base Report immediately after delivery of which it appears that the Borrowing Base Amount is a negative number
Deficient Cross-Check Borrowing Base Report means a Cross-Check Borrowing Base Report which is not a Compliant Cross-Check Borrowing Base Report
Delegate means any delegate, agent, attorney or co-trustee appointed by the Security Agent
Deutsche Bank Facility means the trade receivables purchase agreement dated 17 October 2011 between the Company and Deutsche Bank AG, New York Branch (as amended from time to time)
Disruption Event means either or both of:
(a)
a material disruption to those payment or communications systems or to those financial markets which are, in each case, required to operate in order for payments to be made in connection with the Facilities (or otherwise in order for the transactions contemplated by the Finance Documents to be carried out) which disruption is not caused by, and is beyond the control of, any of the Parties; or

(b)	the occurrence of any other event which results in a disruption (of a technical or systems-related nature) to the treasury or payments operations of a Party preventing that, or any other Party:
(i)	from performing its payment obligations under the Finance Documents; or
(ii)	from communicating with other Parties in accordance with the terms of the Finance Documents, and which (in either such case) is not caused by, and is beyond the control of, the Party whose operations are disrupted
EBITDA has the meaning given to it in clause 23 (Financial Covenants)
Ecuador Security Agreements means such security agreements entered into by APUS granting security over its inventory located in Ecuador in favour of, and in form and substance satisfactory to, the Security Agent (which shall include any agreements with storage or vessel operators or related agreements entered into for the purposes of creating, implementing or perfecting such security)
EEA Member Country means any member state of the European Union, Iceland, Liechtenstein and Norway.
Effective Date means the date on which the Facility Agent notifies the Company and the Lenders that it has received all the documents and other evidence listed in Part 1 of Schedule 2 (Conditions precedent) in form and substance satisfactory to it or has waived the requirement to receive such documents or evidence.
Eligible LOI Counterparty means a person listed in Schedule 21 (Eligible LOI Counterparties) (as such schedule may be replaced from time to time by five (5) Business Days' notice in writing by the Facility Agent (acting on the instructions of all Facility B Lenders) to the Company) and any other person approved by all Facility B Lenders to the relevant Tranche as being suitable to issue a letter of indemnity for presentation for payment under a Credit Instrument.
Eligible Receivables has the meaning given to in in Schedule 11 (Borrowing Base Amount).
Environment means humans, animals, plants and all other living organisms including the ecological systems of which they form part and the following media:
(a)	air (including, without limitation, air within natural or man-made structures, whether above or below ground);
(b)	water (including, without limitation, territorial, coastal and inland waters, water under or within land and water in drains and sewers); and
(c)	land (including, without limitation, land under water)
Environmental Claim means any claim, proceeding, formal notice or investigation by any person in respect of any Environmental Law
Environmental Law means any applicable law or regulation which relates to:
(a)	the pollution or protection of the Environment;
(b)	the conditions of the workplace; or
(c)
the generation, handling, storage, use, release or spillage of any substance which, alone or in combination with any other, is capable of causing harm to the Environment, including, without limitation, any waste

Environmental Permits means any permit and other Authorisation and the filing of any notification, report or assessment required under any Environmental Law for the operation of the business of any member of the Group conducted on or from the properties owned or used by any member of the Group
EU Bail-In Legislation Schedule means the document described as such and published by the Loan Market Association (or any successor person) from time to time.
EURIBOR means, in relation to any Loan in euro:
(a)	the applicable Screen Rate;
(b)	(if no Screen Rate is available for the Interest Period of that Loan) the Interpolated Screen Rate for that Loan; or
(c)	if:
(i)	no Screen Rate is available for the Interest Period of that Loan; and
(ii)	it is not possible to calculate an Interpolated Screen Rate for that Loan, the Reference Bank Rate,
as of, in the case of paragraphs (a) and (c) above, the Specified Time on the Quotation Day for euro and for a period equal in length to the Interest Period of that Loan and, if that rate is less than zero, EURIBOR shall be deemed to be zero
Event of Default means any event or circumstance specified as such in clause 26 (Events of Default)

Excluded Material Subsidiary means:
(a)	AOTC;
(b)	each Single Purpose Ship Owning Company; and
(c)	a Single Purpose Terminal Owning Company whose exclusion as a guarantor hereunder has been approved in writing by all Lenders in their absolute discretion
Existing Credit Instruments means those standby or documentary letters of credit or guarantees issued under the Existing Facility Agreement by an Issuing Bank (in its capacity as a "Facility C Lender" under the Existing Facility Agreement, details of which are provided by the Company to the Facility Agent by an Existing Issuing Bank pursuant to Part 1 of Schedule 2 (Conditions precedent).
Existing Facility Agreement means the borrowing base facility agreement dated 19 September 2013 between, amongst others, Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V. and Aegean Bunkering Germany GmbH as borrowers and ABN AMRO Bank N.V. as facility agent, security agent and collateral management agent, as amended from time to time and which documents the first item of Specified Existing Indebtedness.
Existing Issuing Bank means Credit Suisse AG or Belfius Bank NV/SA.
Expiry Date means, for a Fronted Facility, the last day of its Term
Extension Fee means a fee at a rate to be determined by the lenders under the Facility which is being extended at the time an Extension Request is made which shall be payable on the amount of each applicable Lender's Proposed Participation as so extended following the Extension Request
Extension Request has the meaning given to it in clause 2.4 (Extension Option)
Facility means Facility A or Facility B
Facility A means the secured committed multicurrency borrowing base revolving credit facility made available under this Agreement as described in clause 2 (The Facilities)
Facility Accounts means the bank accounts opened and maintained by each Borrower with the Account Bank in accordance with clause 25 (Bank Accounts) and includes any replacement account or any sub-division or sub-account of any of those accounts
Facility A Proposed Participations means:
(a)	in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility A Proposed Participation" in Part II of Schedule 1 (The Original Parties); and
(b)	in relation to any other Lender, the amount in the Base Currency of any Facility A Proposed Participation transferred to it under this Agreement, to the extent not cancelled, reduced or transferred by it under this Agreement
Facility A Loan means a loan made or to be made under Facility A or the principal amount outstanding for the time being of that loan
Facility A Margin means two point six per cent. (2.6%) per annum

Facility A Termination Date means the Initial Facility A Termination Date or such other date which shall apply as a result of extension in accordance with clause 2.4 (Extension Option) from time to time
Facility A Total Proposed Participations means the aggregate of the Facility A Proposed Participations, being $200,000,000 at the date of this Agreement
Facility B means together:
(a)	Facility B Tranche 1; and
(b)	Facility B Tranche 2
Facility B Declining Lender has the meaning given to it in clause 2.2(e)
Facility B Lender means in relation to a particular Tranche of Facility B, a Lender who has at any time a Facility B Tranche 1 Proposed Participation or Facility B Tranche 2 Proposed Participation
Facility B Margin means one point nine per cent. (1.9%) per annum
Facility B Termination Date means the Facility A Termination Date
Facility B Total Proposed Participations means the aggregate of the Facility B Tranche 1 Proposed Participations and the Facility B Tranche 2 Proposed Participations, being $550,000,000 at the date of this Agreement
Facility B Tranche 1 means a secured uncommitted multicurrency borrowing base revolving credit facility for the entry into or issue of Fronted Facilities as described in clause 2.1(b)(i) (The Facilities)
Facility B Tranche 2 means a secured uncommitted multicurrency borrowing base revolving credit facility for the entry into or issue of Fronted Facilities as described in clause 2.1(b)(ii) (The Facilities)
Facility B Tranche 1 Issuing Bank means each Party identified in the recitals to this Agreement as a Facility B Tranche 1 Issuing Bank and any Facility B Lender which has become a Facility B Tranche 1 Issuing Bank pursuant to clause 5.12(a) (Appointment of additional Issuing Banks and Overdraft Banks) (and if there is more than one such Party, such Parties shall be referred to, whether acting individually or together, as the Facility B Tranche 1 Issuing Bank) provided that, in respect of a Credit Instrument issued or to be issued pursuant to the terms of this Agreement, the Facility B Tranche 1 Issuing Bank shall be the Facility B Tranche 1 Issuing Bank which has issued or agreed to issue that Credit Instrument under Facility B Tranche 1.
Facility B Tranche 2 Issuing Bank means each Party identified in the recitals to this Agreement as a Facility B Tranche 2 Issuing Bank and any Facility B Lender which has become a Facility B Tranche 2 Issuing Bank pursuant to clause 5.12(a) (Appointment of additional Issuing Banks and Overdraft Banks) (and if there is more than one such Party, such Parties shall be referred to, whether acting individually or together, as the Facility B Tranche 2 Issuing Bank) provided that, in respect of a Credit Instrument issued or to be issued pursuant to the terms of this Agreement, the Facility B Tranche 2 Issuing Bank shall be the Facility B Tranche 2 Issuing Bank which has issued or agreed to issue that Credit Instrument under Facility B Tranche 2.
Facility B Tranche 1 Overdraft Bank means each Party identified in the recitals to this Agreement as a Facility B Tranche 1 Overdraft Bank and any Facility B Lender which has become a Facility B Tranche 1 Overdraft Bank pursuant to clause 5.12(b) (Appointment of additional Issuing Banks and Overdraft Banks) (and if there is more than one such Party, such Parties shall be referred to, whether acting individually or together, as the Facility B Tranche 1

Overdraft Bank) provided that, in respect of a relevant Overdraft made available or agreed to be made available pursuant to the terms of this Agreement, the Facility B Tranche 1 Overdraft Bank shall be the Facility B Tranche 1 Overdraft Bank which has made available or agreed to make available that Overdraft Facility under Facility B Tranche 1.
Facility B Tranche 2 Overdraft Bank means each Party identified in the recitals to this Agreement as a Facility B Tranche 2 Overdraft Bank and any Facility B Lender which has become a Facility B Tranche 2 Overdraft Bank pursuant to clause 5.12(b) (Appointment of additional Issuing Banks and Overdraft Banks) (and if there is more than one such Party, such Parties shall be referred to, whether acting individually or together, as the Facility B Tranche 2 Overdraft Bank) provided that, in respect of a relevant Overdraft made available or agreed to be made available pursuant to the terms of this Agreement, the Facility B Tranche 2 Overdraft Bank shall be the Facility B Tranche 2 Overdraft Bank which has made available or agreed to make available that Overdraft Facility under Facility B Tranche 2.
Facility B Tranche 1 Proposed Participations means:
(a)
in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility B Tranche 1 Proposed Participation" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility B Tranche 1 Proposed Participation transferred to it under this Agreement or assumed by it in accordance with clause 2.6 (Accordion - Increase in Size of Facility B); and

(b)
in relation to any other Lender, the amount in the Base Currency of any Facility B Tranche 1 Proposed Participation transferred to it under this Agreement or assumed by it in accordance with clause 2.6 (Accordion - Increase in Size of Facility B), to the extent not cancelled, reduced or transferred by it under this Agreement
Facility B Tranche 2 Proposed Participations means:
(a)
in relation to an Original Lender, the amount in the Base Currency set opposite its name under the heading "Facility B Tranche 2 Proposed Participation" in Part II of Schedule 1 (The Original Parties) and the amount of any other Facility B Tranche 2 Proposed Participation transferred to it under this Agreement or assumed by it in accordance with clause 2.6 (Accordion - Increase in Size of Facility B); and

(b)
in relation to any other Lender, the amount in the Base Currency of any Facility B Tranche 2 Proposed Participation transferred to it under this Agreement or assumed by it in accordance with clause 2.6 (Accordion - Increase in Size of Facility B), to the extent not cancelled, reduced or transferred by it under this Agreement
Facility B Tranche 1 Total Proposed Participations means the aggregate of the Facility B Tranche 1 Proposed Participations
Facility B Tranche 2 Total Proposed Participations means the aggregate of the Facility B Tranche 2 Proposed Participations
Facility B Utilisation means in relation to a particular Tranche of Facility B, a Utilisation made or to be made under the relevant Tranche of Facility B or the principal amount outstanding for the time being of that Utilisation
Facility B Utilisation Threshold Amount means $40,000,000.
Facility Office means:
(a)
in respect of a Lender, Issuing Bank or Overdraft Bank, the office or offices notified by that Lender, Issuing Bank or Overdraft Bank to the Facility Agent in writing on or before the date it becomes a Lender, Issuing Bank or Overdraft Bank (or, following that date, by not less than five (5) Business Days' written notice) as the office or offices through which it will perform its obligations under this Agreement; or
(b)	in respect of any other Finance Party, the office in the jurisdiction in which it is resident for tax purposes
FATCA means:
(a)	sections 1471 to 1474 of the Code or any associated regulations or other official guidance;
(b)
any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the US and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c)	any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the US government or any governmental or taxation authority in any other jurisdiction
FATCA Application Date means:
(a)	in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the US), 1 July 2014;
(b)
in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code (which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the US), 1 January 2019; or

(c)	in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2019, or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement
FATCA Deduction means a deduction or withholding from a payment under a Finance Document required by FATCA
FATCA Exempt Party means a Party that is entitled to receive payments free from any FATCA Deduction
FATCA FFI means a foreign financial institution as defined in section 1471(d)(4) of the Code which, if any Finance Party is not a FATCA Exempt Party, could be required to make a FATCA Deduction
Fee Letter means any fee letter or letters between any Finance Party and any Obligor in connection with the Facilities
Finance Document means:
(a)	this Agreement;
(b)	any Compliance Certificate;
(c)	any Fee Letter;
(d)	any Accession Letter;

(e)	any Resignation Letter;
(f)	each Transaction Security Document;
(g)	each Deed of Undertaking;
(h)	each Borrowing Base Report;
(I)	each Cross-Check Borrowing Base Report;
(j)	any Utilisation Request; and
(k)	any other document designated as a "Finance Document" by the Facility Agent and the Company
Finance Lease means any lease or hire purchase contract which would, in accordance with the Accounting Principles, be treated as a finance or capital lease
Finance Party means the Facility Agent, the Collateral Management Agent, the Arranger, the Security Agent, the Documentation Bank, the Co-Ordinator, the Account Bank, the Issuing Bank, the Overdraft Bank or a Lender
Financial Indebtedness means any indebtedness for or in respect of:
(a)	moneys borrowed and debit balances at banks or other financial institutions;
(b)	any acceptance under any acceptance credit or bill discounting facility (or dematerialised equivalent);
(c)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;
(d)	the amount of any liability in respect of Finance Leases;
(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis and meet any requirement for de-recognition under the Accounting Principles);
(f)
any Treasury Transaction (and, when calculating the value of that Treasury Transaction, only the marked to market value (or, if any actual amount is due as a result of the termination or close-out of that Treasury Transaction, that amount) shall be taken into account);

(g)	any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;
(h)
any amount raised by the issue of redeemable shares which are redeemable (other than at the option of the issuer) before the Termination Date in respect of all Facilities or are otherwise classified as borrowings under the Accounting Principles);

(i)
any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (ii) the agreement is in respect of the supply of assets or services and payment is due more than ninety (90) days after the date of supply;

(j)
any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) having the commercial effect of a borrowing or otherwise classified as borrowings under the Accounting Principles; and

(k)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (j) above
Financial Quarter has the meaning given to that term in clause 23.1 (Financial definitions)
Financial Year means each of the Company's financial years ending on 31 December
Fronted Facilities means Overdraft Facilities and/or Credit Instruments issued or entered into by Overdraft Banks and Issuing Banks pursuant to this Agreement
Fronted Proportion means in relation to a Facility B Lender in respect of any Fronted Facility, the proportion (expressed as a percentage) which that Facility B Lender's Available Proposed Participation bears to the Available Facility (in each case in respect of the relevant Tranche of Facility B) immediately prior to the issue of that Fronted Facility, adjusted to reflect any assignment or transfer under this Agreement to or by that Facility B Lender under the relevant Tranche and taking into account any change in a Lender's proportion on or prior to the relevant date as a result of the provisions of this Agreement including, amongst other things, another Lender becoming a Facility B Declining Lender or a Non-Acceptable Bank or otherwise ceasing to be a Facility B Lender in relation to that Tranche.
Fronting Bank means each Issuing Bank and each Overdraft Bank provided that if a bank or financial institution (or a bank or financial institution and one of its Affiliates) is both an Issuing Bank and an Overdraft Bank in relation to a Tranche it shall be considered for the purposes of the Fronting Bank Limit calculation to be single Fronting Bank
Fronting Bank Limit means, from time to time, in relation to each Fronting Bank in a particular Tranche, the amount which is:
(i) the aggregate of the Proposed Participations of each Facility B Lender in that Tranche divided by
(ii) the total number of Fronting Banks in that Tranche
FX Hedging Provider means any Lender which enters into a FX Hedging Provider Hedging Agreement with a Borrower
FX Hedging Provider Hedging Agreement means any document evidencing a FX Hedging Provider Hedging Transaction
FX Hedging Provider Hedging Transactions has the meaning given to it in clause 2.7 (Hedging/Clearing)
German Security Transfer Agreement means:
(a)	the German law security transfer agreement to be entered into by ABGG in favour of the Security Agent; and
(b)	the German law security transfer agreement to be entered into by OBTG in favour of the Security Agent
Gross Assets means, in respect of an entity, all assets identified as such in that entity's accounts
Group means the Parent, the Company and each of their respective Subsidiaries from time to time
Group Structure Chart means the group structure chart in the agreed form

Guarantor means an Original Guarantor or an Additional Guarantor, unless in each case it has ceased to be a Guarantor in accordance with clause 29 (Changes to the Obligors)
Hedging Agreement means a Hedging Provider Hedging Agreement, a Clearing Provider Hedging Agreement and a FX Hedging Provider Hedging Agreement
Hedging Policy means the hedging policy delivered to the Facility Agent pursuant to Part I of Schedule 2 (Conditions Precedent) as may be amended from time to time with the prior written approval of the Facility Agent (acting on the instructions of all Lenders)
Hedging Provider means ABN AMRO Bank N.V. and Commodity Futures Limited or any other hedging provider which is an Affiliate of a Facility B Lender and which is approved in writing by the Facility Agent and which enters into a Multi-Party TPA Agreement with the Company
Hedging Provider Hedging Agreement means any document evidencing a Hedging Provider Hedging Transaction
Hedging Provider Hedging Transactions has the meaning given to it in clause 2.7 (Clearing)
Holding Company means, in relation to a person, any other person in respect of which it is a Subsidiary
Impaired Agent means the Facility Agent at any time when:
(a)	it has failed to make (or has notified a Party that it will not make) a payment required to be made by it under the Finance Documents by the due date for payment;
(b)	the Facility Agent otherwise rescinds or repudiates a Finance Document; or
(c)	an Insolvency Event has occurred and is continuing with respect to the Facility Agent;
unless, in the case of paragraph (c) above:
(i)	its failure to pay is caused by:
(A)	administrative or technical error; or
(B)	a Disruption Event,
and payment is made within five (5) Business Days of its due date; or
(ii)	the Facility Agent is disputing in good faith whether it is contractually obliged to make the payment in question
Initial Facility A Termination Date means the date which is three (3) years from the date of this Agreement
Insolvency Event in relation to the Facility Agent means that the Facility Agent:
(a)	is dissolved (other than pursuant to a consolidation, amalgamation or merger);
(b)	becomes insolvent or is unable to pay its debts or fails or admits in writing its inability generally to pay its debts as they become due;
(c)	makes a general assignment, arrangement or composition with or for the benefit of its creditors;
(d)	institutes or has instituted against it, by a regulator, supervisor or any similar official with primary insolvency, rehabilitative or regulatory jurisdiction over it in the jurisdiction of its incorporation or organisation or the jurisdiction of its head or home office, a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation by it or such regulator, supervisor or similar official;
(e)
has instituted against it a proceeding seeking a judgment of insolvency or bankruptcy or any other relief under any bankruptcy or insolvency law or other similar law affecting creditors' rights, or a petition is presented for its winding-up or liquidation, and, in the case of any such proceeding or petition instituted or presented against it, such proceeding or petition is instituted or presented by a person or entity not described in paragraph (d) above and:

(i)	results in a judgment of insolvency or bankruptcy or the entry of an order for relief or the making of an order for its winding-up or liquidation; or
(ii)	is not dismissed, discharged, stayed or restrained in each case within thirty (30) days of the institution or presentation thereof;
(f)
has exercised in respect of it one or more of the stabilisation powers pursuant to Part 1 of the Banking Act 2009 and/or has instituted against it a bank insolvency proceeding pursuant to Part 2 of the Banking Act 2009 or a bank administration proceeding pursuant to Part 3 of the Banking Act 2009;

(g)	has a resolution passed for its winding-up, official management or liquidation (other than pursuant to a consolidation, amalgamation or merger);
(h)
seeks or becomes subject to the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official for it or for all or substantially all its assets (other than, for so long as it is required by law or regulation not to be publicly disclosed, any such appointment which is to be made, or is made, by a person or entity described in paragraph (d) above);

(i)
has a secured party take possession of all or substantially all its assets or has a distress, execution, attachment, sequestration or other legal process levied, enforced or sued on or against all or substantially all its assets and such secured party maintains possession, or any such process is not dismissed, discharged, stayed or restrained, in each case within thirty (30) days thereafter;

(j)	causes or is subject to any event with respect to it which, under the applicable laws of any jurisdiction, has an analogous effect to any of the events specified in paragraphs (a) to (i) above; or
(k)	takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the foregoing acts
Interest Period means, in relation to a Loan, each period determined in accordance with clause 12 (Interest Periods) and, in relation to an Unpaid Sum, each period determined in accordance with clause 11.4 (Default interest)
Interpolated Screen Rate means, in relation to LIBOR or EURIBOR for any Loan, the rate (rounded to the same number of decimal places as the two relevant Screen Rates) which results from interpolating on a linear basis between:
(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than the Interest Period of that Loan; and
(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds the Interest Period of that Loan, each as of the Specified Time on the Quotation Day for the currency of that Loan.

Issuing Bank means in relation to a particular Tranche of Facility B, the relevant Facility B Tranche 1 Issuing Bank or the Facility B Tranche 2 Issuing Bank.
Joint Venture means any joint venture entity, whether a company, unincorporated firm, undertaking, association, joint venture or partnership or any other entity
Legal Reservations means:
(a)
the principle that equitable remedies may be granted or refused at the discretion of a court and the limitation of enforcement by laws relating to insolvency, reorganisation and other laws generally affecting the rights of creditors;

(b)
the time barring of claims under the Limitation Acts, the possibility that an undertaking to assume liability for or indemnify a person against non-payment of UK stamp duty may be void and defences of set-off or counterclaim; and

(c)	similar principles, rights and defences under the laws of any Relevant Jurisdiction
Lender means:
(a)	any Original Lender; and
(b)	any bank, financial institution, trust, fund or other entity which has become a Party as a Lender in accordance with clause 27 (Changes to the Lenders), which in each case has not ceased to be a Lender in accordance with the terms of this Agreement
Lender Accession Letter means a document substantially in the form set out in Schedule 13 (Form of Lender Accession Letter)
Lender Discounting Facility means any trade receivables purchase facility entered into between a Lender and a Borrower on arm's length terms and for full market value providing for such Lender to discount trade receivables of the relevant Borrower represented by confirmed letters of credit on a non-recourse basis and meeting any requirement for de-recognition under the Accounting Principles
LIBOR means, in relation to any Loan:
(a)	the applicable Screen Rate;
(b)	(if no Screen Rate is available for the Interest Period of that Loan) the Interpolated Screen Rate for that Loan; or
(c)	if:
(i)	no Screen Rate is available for the currency of that Loan; or
(ii)	no Screen Rate is available for the Interest Period of that Loan and it is not possible to calculate an Interpolated Screen Rate for that Loan, the Reference Bank Rate,
as of, in the case of paragraphs (a) and (c) above, the Specified Time on the Quotation Day for the currency of that Loan and a period equal in length to the Interest Period of that Loan and, if that rate is less than zero, LIBOR shall be deemed to be zero
Limitation Acts means the Limitation Act 1980 and the Foreign Limitation Periods Act 1984

LMA means the Loan Market Association
Loan means a Facility A Loan
Majority Lenders means a Lender or Lenders whose Proposed Participations aggregate more than 66 ⅔ per cent. of the Total Proposed Participations (or, if the Total Proposed Participations have been reduced to zero, aggregated more than 66 ⅔ per cent. of the Total Proposed Participations immediately prior to that reduction
Margin means:
(a)	in relation to Facility A, the Facility A Margin; and
(b)	in relation to Facility B, the Facility B Margin
Material Adverse Effect means in the opinion of the Majority Lenders a material adverse effect on:
(a)	the business (including the production and export capacity), operations, property, condition (financial, legal or otherwise) or prospects of any Obligor and/or the Group taken as a whole; or
(b)	the ability of an Obligor to perform its obligations under the Finance Documents; or
(c)
the validity or enforceability of, or the effectiveness or ranking of any Security granted or purporting to be granted pursuant to any of, the Finance Documents or the rights or remedies of any Finance Party under any of the Finance Documents

Material Subsidiary means each member of the Group whose EBITDA and Gross Assets (on a consolidated basis in the case of a member of the Group which has Subsidiaries) represents five per cent (5%) or more of the consolidated EBITDA of the Group and/or five per cent (5%) or more of the consolidated Gross Assets of the Group
Maximum Available Amount means, at any time, the Base Currency Amount which is the lower of:
(a)	the aggregate of the Total Proposed Participations at such time; and
(b)	the Borrowing Base Amount at such time
Month means a period starting on one (1) day in a calendar month and ending on the numerically corresponding day in the next calendar month, except that:
(a)
(subject to paragraph (c) below) if the numerically corresponding day is not a Business Day, that period shall end on the next Business Day in that calendar month in which that period is to end if there is one, or if there is not, on the immediately preceding Business Day;

(b)	if there is no numerically corresponding day in the calendar month in which that period is to end, that period shall end on the last Business Day in that calendar month; and
(c)	if an Interest Period begins on the last Business Day of a calendar month, that Interest Period shall end on the last Business Day in the calendar month in which that Interest Period is to end.
The above rules will only apply to the last Month of any period
Moroccan Pledge means the master pledge agreement and related pledge instrument entered into by the Company, the Lenders, the Security Agent and Horizon Tangiers Terminal S.A in respect of assets owned by the Company and located in Morocco

Multi-Party TPA Agreements means each agreement entered into between the Company, a TPA Counterparty, a Hedging Provider or a Clearing Provider and the Security Agent (including any service or similar agreement related thereto between the Company and a Hedging Provider or a Clearing Provider (as the case may be)) complying with the provisions set out in clause 6.39 (Multi-Party TPA Agreements)
New Lender has the meaning given to that term in clause 27 (Changes to the Lenders)
Non-Acceptable Bank means a Facility B Lender which:
(a)	is not an Acceptable Bank within the meaning of paragraph (a) of the definition of "Acceptable Bank"; or
(b)
has failed to make (or has notified the Facility Agent that it will not make) a payment to be made by it under clause 6.12 (Indemnities) or clause 30.11 (Lenders' indemnity to the Facility Agent and the Collateral Management Agent) or 31.13 (Lenders' indemnity to the Security Agent)  or any other payment to be made by it under the Finance Documents to or for the account of any other Finance Party in its capacity as Lender by the due date for payment

Notifiable Debt Purchase Transaction has the meaning given to that term in paragraph (b) of clause 28.2 (Disenfranchisement on Debt Purchase Transactions entered into by Parent Affiliates)
Obligor means a Borrower or a Guarantor and Obligors means each of them
Obligors' Agent means the Company, appointed to act on behalf of each Obligor in relation to the Finance Documents pursuant to clause 2.3 (Obligors' Agent)
OECD means Organisation for Economic Co-operation and Development
Original Borrowers means each of the Company, APII, ANNV, ABGG, OBTG and APUS, each as more particularly described in Part 1 of Schedule 1 (The Original Parties)
Original Financial Statements means in relation to each Obligor its audited financial statements for its Financial Year ended 31 December 2016
Original Jurisdiction means, in relation to an Obligor, the jurisdiction under whose laws that Obligor is incorporated as at the date of this Agreement, in relation to the Spanish Pledgor, Spain and in relation to a South African Pledge Counterparty, the jurisdiction under whose laws that party is incorporated
Original TPA Counterparty means ABN AMRO Bank N.V. in its capacity as Overdraft Bank which has entered into a Multi-Party TPA Agreement with the Company
Outstandings means the aggregate of the Base Currency Amount of:
(a)	the outstanding Loans;
(b)	the maximum actual and contingent liabilities of the Borrowers in respect of any Overdraft Facilities; and
(c)	the maximum actual or contingent liabilities of the Lenders in respect of any Credit Instruments
Overdraft Bank means in relation to a particular Tranche of Facility B, the relevant Facility B Tranche 1 Overdraft Bank or the Facility B Tranche 2 Overdraft Bank.
Overdraft Facility means an overdraft facility made available by an Overdraft Bank in accordance with this Agreement

Parent means Aegean Marine Petroleum Network Inc. of Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MHJ96960
Parent Affiliate means each Affiliate of the Parent
Participating Member State means any member state of the European Union that has the euro as its lawful currency in accordance with legislation of the European Union relating to Economic and Monetary Union
Party means a party to this Agreement
Pre-Approved SBLC Beneficiary means each person listed in Schedule 20 (Pre-Approved SBLC Beneficiaries) (as such schedule may be replaced from time to time by five (5) Business Days' notice in writing by the Facility Agent (acting on the instructions of all Facility B Lenders) to the Company) and any other person approved as a beneficiary of a standby letter of credit by all Facility B Lenders under the Tranche to which such standby letter of credit is proposed to be issued.
Prohibited Person means a person that is:
(a)	listed on, or owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions List;
(b)
located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions; or

(c)
otherwise a target of Sanctions (namely a person with whom a US person or other national under the jurisdiction of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities)

Proposed Participation means, in relation to a Lender, its Facility A Proposed Participations, Facility B Tranche 1 Proposed Participations and/or Facility B Tranche 2 Proposed Participations (as the case may be)
Quarter Date means each of 31 March, 30 June, 30 September and 31 December
Quasi-Security has the meaning given to that term in clause 24.13 (Negative pledge)
Quotation Day means, in relation to any period for which an interest rate is to be determined:
(a)	(if the currency is euro), two TARGET Days before the first day of that period; or
(b)	(if the currency is Dollars), two Business Days before the first day of that period, unless market practice differs in the Relevant Interbank Market for a currency, in which case the Quotation Day for that currency will be determined by the Facility Agent in accordance with market practice in the Relevant Interbank Market (and if quotations would normally be given by leading banks in the Relevant Interbank Market on more than one (1) day, the Quotation Day will be the last of those days)
Receiver means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property
Reference Bank Rate means the arithmetic mean of the rates (rounded upwards to four decimal places) as supplied to the Facility Agent at its request by the Reference Banks:
(a)	in relation to LIBOR, as the rate at which the relevant Reference Bank could borrow funds in the London interbank market; or

(b)	in relation to EURIBOR, as the rate at which the relevant Reference Bank could borrow funds in the European interbank market, in the relevant currency and for the relevant period, were it to do so by asking for and then accepting interbank offers for deposits in reasonable market size in that currency and for that period
Reference Banks means, in relation to LIBOR, the principal London offices of ABN AMRO Bank N.V. and, in relation to EURIBOR, the principal office in Amsterdam of ABN AMRO Bank N.V., or in each case such other banks as may be appointed by the Facility Agent in consultation with the Company
Related Fund in relation to a fund (the first fund), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is an Affiliate of the investment manager or investment adviser of the first fund
Relevant Interbank Market means in relation to Euro, the European interbank market, and in relation to any other currency, the London interbank market
Relevant Jurisdiction means, in relation to an Obligor, the Spanish Pledgor and each South African Pledge Counterparty:
(a)	its Original Jurisdiction;
(b)	any jurisdiction where any asset subject to or intended to be subject to the Transaction Security to be created by it is situated;
(c)	any jurisdiction where it conducts its business; and
(d)	the jurisdiction whose laws govern the perfection of any of the Transaction Security Documents entered into by it
Relevant Period has the meaning given to that term in clause 23.1 (Financial definitions)
Repeating Representations means each of the representations set out in clause 21.2 (Status) to clause 21.7 (Governing law and enforcement), clause 21.11 (No default), paragraph (d) of clause 21.12 (No misleading information), paragraphs (d),(e) and (f) of clause 21.13 (Original Financial Statements), clause 21.20 (Ranking) to clause 21.22 (Legal and beneficial ownership), clause 21.26 (Centre of main interests and establishments) and clause 21.28 (Pari Passu Ranking)
Representative means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian
Resignation Letter means a letter substantially in the form set out in Schedule 10 (Form of Resignation Letter)
Resolution Authority means anybody which has authority to exercise any Write-down and Conversion Powers
Rollover Loan means one or more Loans:
(a)	made or to be made on the same day that a maturing Loan is due to be repaid;
(b)	the aggregate amount of which is equal to or less than the amount of the maturing Loan;
(c)	in the same currency as the maturing Loan; and

(d)	made or to be made to the same Borrower for the purpose of refinancing a maturing Loan (as the case may be)
Sanctions means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority (whether or not any Obligor, any other Group Member or any Affiliate of any Group Member is legally bound to comply with such laws, regulations, embargoes or measures)
Sanctions Authority means any of:
(a)	the United States government;
(b)	the United Nations;
(c)	the United Kingdom;
(d)	Switzerland;
(e)	the European Union; or
(f)	Hong Kong Special Administrative Region of the People's Republic of China,
and includes any government entity of any of the above, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (OFAC), the United States Department of State, Her Majesty's Treasury (HMT) and the Swiss State Secretariat for Economic Affairs (SECO)
Sanctions List means:
(a)	the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC;
(b)	the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by HMT; or
(c)	any similar list maintained by, or public announcement of Sanctions designation made by, any other Sanctions Authority
Screen Rate means:
(a)
in relation to LIBOR, the London interbank offered rate administered by ICE Benchmark Administration Limited (or any other person which takes over the administration of that rate) for the relevant currency and period displayed on pages LIBOR01 or LIBOR02 of the Reuters screen (or any replacement Reuters page which displays that rate); and

(b)
in relation to EURIBOR, the euro interbank offered rate administered by the Banking Federation of the European Union (or any other person which takes over the administration of that rate) for the relevant period displayed on page EURIBOR01 of the Reuters screen (or any replacement Reuters page which displays that rate), or, in each case, on the appropriate page of such other information service which publishes that rate from time to time in place of Reuters. If such page or service ceases to be available, the Facility Agent may specify another page or service displaying the relevant rate after consultation with the Company
Secured Obligations means all obligations at any time due, owing or incurred by any Obligor or the Spanish Pledgor to any Secured Party under the Finance Documents, including the obligations set out in clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)) whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or surety or in some other capacity)

Secured Parties means each Finance Party from time to time party to this Agreement and any Receiver or Delegate
Security means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect
Security Agreements means:
(a)	the English law security agreement entered into by the Company in favour of the Security Agent in form and substance satisfactory to the Security Agent;
(b)	the English law security agreement entered into by APII in favour of the Security Agent in form and substance satisfactory to the Security Agent;
(c)	the English law security agreement entered into by ANNV in favour of the Security Agent in form and substance satisfactory to the Security Agent;
(d)	the English law security agreement entered into by ABGG in favour of the Security Agent in form and substance satisfactory to the Security Agent;
(e)	the English law security agreement entered into by OBTG in favour of the Security Agent in form and substance satisfactory to the Security Agent; and
(f)	the English law security agreement entered into by APUS in favour of the Security Agent in form and substance satisfactory to the Security Agent
Sensitive Zone means:
(a)
the territorial waters and shores of Kuwait, Saudi Arabia, Bahrain, Qatar, United Arab Emirates, Oman, Iraq, and any other relevant countries as determined by the Facility Agent (either in its sole discretion or as instructed by the Majority Lenders); and

(b)	the international waters of the Persian Gulf.
Single Purpose Ship Owning Company means a single purpose ship owning company whose business is solely ownership and operation of ships and who has obtained finance secured on such ships
Single Purpose Terminal Owning Company means a single purpose company whose business is solely ownership and operation of terminals and who has obtained finance secured on such terminals
South African Pledge means:
(a)
the pledge and cession in security agreement in relation to certain goods located onboard floating storage (having official number 17463 and IMO Number 9031961 and which, as at the date of this Agreement, has vessel name "UMNENGA"), entered or to be entered into between the Company and the Security Agent, and shall include the letter agreement or side letter entered into in relation thereto between the Security Agent, the Company and the relevant South African Pledge Counterparties;

(b)
any replacement pledge and cession in security agreement for that described in paragraph (a) above in relation to a floating stoarage vessel which may replace the m.t. "UMNENGA", entered or to be entered into between the Company and the Security Agent, which shall include the letter agreement or side letter entered into in relation thereto between the Security Agent, the Company and the relevant South African Pledge Counterparties and

(c)
any pledge and cession in security agreement in relation to other goods located in South Africa entered into between, amongst others, a Borrower and the Security Agent, including any letter agreement or side letter in relation thereto

South African Pledge Counterparties means:
(a)
Aegean Tanking S.A., a company incorporated under the laws of the Republic of Liberia, with its registered office at 80 Broad Street, Monrovia, Republic of Liberia, and Aegean Bunkering Marine Services Proprietary Limited, a private company duly incorporated under South African law, with registration number 2013/191834/07, and with registered offices at 26 Waverley Drive, Mill Park, Port Elizabeth 6000, South Africa; and

(b)	any other entity which is party to a South African Pledge (including a letter agreement or side letter) other than the Borrower which owns the relevant pledged goods
(and each shall be a South African Pledge Counterparty)
Spanish Capital Companies Law means Real Decreto Legislativo 1/2010, de 2 de Julio, por el que se aprueba el texto refundido de la Ley de Sociedades de Capital, as amended from time to time
Spanish Civil Code means the Spanish Código Civil, as amended from time to time
Spanish Civil Procedural Law means Ley 1/2000, de 7 de enero, de Enjuiciamiento Civil, as amended from time to time
Spanish Commercial Code means the Spanish Código de Comercio, as amended from time to time
Spanish Irrevocable Power of Attorney means the irrevocable power of attorney to be granted by the Spanish Pledgor in favour of the Security Agent as a consequence of and in relation to the Spanish Pledges.
Spanish Obligor means an Obligor incorporated under the laws of the Kingdom of Spain.
Spanish Pledges means:
(a)
the non-possessory pledge agreement entered into between the Spanish Pledgor and the Security Agent and certain other Finance Parties by virtue of which the Spanish Pledgor grants an in rem right of security over oil-derived products inventory located in Las Palmas - Spain

(b)
the non-possessory pledge agreement entered into between the Spanish Pledgor and the Security Agent and certain other Finance Parties by virtue of which the Spanish Pledgor grants an in rem right of security over oil-derived products inventory located in Barcelona - Spain and shall include any deed of amendment, extension and/or ratification thereof
Spanish Pledgor means Aegean Bunkering Combustibles Las Palmas S.A.
Spanish Public Document means any Spanish documento público, being either any escritura pública granted or any póliza intervened by a Spanish notary public.
Specified Existing Indebtedness means the indebtedness of the Borrowers listed in Schedule 16 (Specified Existing Indebtedness) and which is to be repaid on the date of the first Utilisation under this Agreement
Specified Time means a time determined in accordance with Schedule 7 (Timetables)

Stock Monitoring Agreement means a stock monitoring agreement in respect of floating storage to be entered into between the Security Agent, the relevant Borrower and the Stock Monitoring Inspector in form and substance satisfactory to the Facility Agent acting on the instructions of all Lenders
Stock Monitoring Inspector means a stock surveillance or inspection company approved in writing by the Facility Agent acting on the instructions of all Lenders
Subsidiary means any person (referred to as the first person) in respect of which another person (referred to as the second person):
(a)
holds a majority of the voting rights in that first person or has the right under the constitution of the first person to direct the overall policy of the first person or alter the terms of its constitution; or

(b)	is a member of that first person and has the right to appoint or remove a majority of its board of directors or equivalent administration, management or supervisory body; or
(c)
has the right to exercise a dominant influence (which must include the right to give directions with respect to operating and financial policies of the first person which its directors are obliged to comply with whether or not for its benefit) over the first person by virtue of provisions contained in the articles (or equivalent) of the first person or by virtue of a control contract which is in writing and is authorised by the articles (or equivalent) of the first person and is permitted by the law under which such first person is established; or

(d)
is a member of that first person and controls alone, pursuant to an agreement with other shareholders or members, a majority of the voting rights in the first person or the rights under its constitution to direct the overall policy of the first person or alter the terms of its constitution; or

(e)	has the power to exercise, or actually exercises dominant influence or control over the first person; or
(f)	together with the first person are managed on a unified basis, and, for the purposes of this definition, a person shall be treated as a member of another person if any of that person's Subsidiaries is a member of that other person or if any shares in that other person are held by a person acting on behalf of it or any of its Subsidiaries
TARGET2 means the Trans-European Automated Real-time Gross Settlement Express Transfer payment system which utilises a single shared platform and which was launched on 19 November 2007
TARGET Day means any day on which TARGET2 is open for the settlement of payments in euro
Tax means any tax, levy, impost, duty or other charge or withholding of a similar nature (including any penalty or interest payable in connection with any failure to pay or any delay in paying any of the same)
Term means each period determined under this Agreement for which a relevant Facility B Lender is under a liability under a Fronted Facility
Termination Date means:
(a)	in relation to Facility A, the Facility A Termination Date; and
(b)	in relation to each Tranche of Facility B, the Facility B Termination Date

Total Proposed Participations means the aggregate of the Facility A Total Proposed Participations and the Facility B Total Proposed Participations, being $750,000,000 at the date of this Agreement
TPA Counterparty means:
(a)	any Original TPA Counterparty; and
(b)	any Overdraft Bank which enters into a Multi-Party TPA Agreement with the Company in connection with clearing or hedging transactions
TPA Payment has the meaning given to it in clause 6.10
Tranche means either or both of Facility B Tranche 1 and Facility B Tranche 2 as the context may require
Transaction Security means the Security created or expressed to be created in favour of the Security Agent pursuant to the Transaction Security Documents
Transaction Security Documents means each of:
(a)	the Account Pledge Agreements;
(b)	the Security Agreements;
(c)	the Moroccan Pledge;
(d)	the UAE Pledges;
(e)	the Spanish Pledges and the Spanish Irrevocable Power of Attorney;
(f)	the German Security Transfer Agreements;
(g)	the South African Pledge;
(h)	the Ecuador Security Agreements;
(i)	any Stock Monitoring Agreement;
(j)	any Collateral Management Agreement; and
(k)	any documents in respect of which Security is granted to the Security Agent pursuant to clause 24.23 (Conditions Subsequent), together with any other document entered into by any Obligor or the Spanish Pledgor creating or expressed to create any Security over all or any part of its assets in respect of the obligations of any of the Obligors under any of the Finance Documents
Transfer Certificate means a certificate substantially in the form set out in Schedule 4 (Form of Transfer Certificate) or any other form agreed between the Facility Agent and the Company
Transfer Date means, in relation to an assignment or a transfer, the later of:
(a)	the proposed Transfer Date specified in the relevant Assignment Agreement or Transfer Certificate; and
(b)	the date on which the Facility Agent executes the relevant Assignment Agreement or Transfer Certificate

Treasury Transactions means any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price
UAE Pledges means:
(a)
the pledge over moveables located at the Fujairah Freezone, Emirate of Fujairah, UAE entered or to be entered into between the Company, AOTC (as bailee) and the Security Agent (the Company UAE Pledge);

(b)	the pledge over moveables located at the Fujairah Freezone, Emirate of Fujairah, UAE entered or to be entered into between APII, AOTC (as bailee) and the Security Agent (the APII UAE Pledge);
(c)	any bailee agreement and/or addendum issued pursuant to or in connection with the Company UAE Pledge; and
(d)	any bailee agreement and/or addendum issued pursuant to or in connection with the APII UAE Pledge
Unpaid Sum means any sum due and payable but unpaid by an Obligor under the Finance Documents
US Tax Obligor means:
(a)	an Obligor which is resident for tax purposes in the United States of America; or
(b)	an Obligor some or all of whose payments under the Finance Documents are from sources within the United States for US federal income tax purposes
Utilisation means a utilisation of a Facility (by way of a Loan or Fronted Facility)
Utilisation Date means the date on which a Utilisation is, or is to be, made
Utilisation Request means a notice substantially in the relevant form set out in Schedule 3 (Utilisation Request)
VAT means:
(a)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and
(b)
any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (a) above, or imposed elsewhere.

Write-down and Conversion Powers means:
(a)
in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule.; and

(b)	in relation to any other applicable Bail-In Legislation:
(i)
any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and
(ii)	any similar or analogous powers under that Bail-In Legislation
1.2	Construction
(a)	Unless a contrary indication appears, a reference in this Agreement to:
(i)
the Facility Agent, the Collateral Management Agent, the Arranger, any Finance Party, any Issuing Bank, any Lender, any Obligor, any Overdraft Bank, any Party, any Secured Party, the Security Agent or any other person shall be construed so as to include its successors in title, permitted assigns and permitted transferees to, or of, its rights and/or obligations under the Finance Documents and, in the case of the Security Agent, any person for the time being appointed as Security Agent or Security Agents in accordance with the Finance Documents;

(ii)
a document in agreed form is a document which is previously agreed in writing by or on behalf of the Company and the Facility Agent or, if not so agreed, is in the form specified by the Facility Agent;

(iii)	assets includes present and future properties, revenues and rights of every description;
(iv)	a Finance Document or any other agreement or instrument is a reference to that Finance Document or other agreement or instrument as amended, novated, supplemented, extended or restated;
(v)	a group of Lenders includes all the Lenders;
(vi)
guarantee means (other than in clause 20 (Guarantee and Indemnity)) any guarantee, letter of credit, bond, indemnity or similar assurance against loss, or any obligation, direct or indirect, actual or contingent, to purchase or assume any indebtedness of any person or to make an investment in or loan to any person or to purchase assets of any person where, in each case, such obligation is assumed in order to maintain or assist the ability of such person to meet its indebtedness;

(vii)	indebtedness includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;
(viii)
a person includes any individual, firm, company, corporation, government, state or agency of a state or any association, trust, joint venture, consortium, partnership or other entity (whether or not having separate legal personality);

(ix)
a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental, intergovernmental or supranational body, agency, department or of any regulatory, self-regulatory or other authority or organisation;

(x)	including means including without limitation;
(xi)	a provision of law is a reference to that provision as amended or re-enacted;
(xii)	a time of day is a reference to Central European Time;
(xiii)	the Interest Period of a Credit Instrument will be construed as a reference to the Term of that Credit Instrument;

(xiv)	an amount borrowed includes any amount utilised by way of a Fronted Facility;
(xv)	a Utilisation made or to be made to a Borrower includes a Fronted Facility entered into or issued on its behalf;
(xvi)	a Lender funding its participation in a Utilisation includes a Lender issuing or entering into or participating in a Fronted Facility;
(xvii)	amounts outstanding under this Agreement include amounts outstanding under or in respect of a Fronted Facility;
(xviii)	an outstanding amount of a Fronted Facility at any time is the maximum amount that is or may be payable by a Borrower in respect of that Fronted Facility at that time;
(xix)	a Borrower repaying or prepaying a Credit Instrument means:
(A)	that Borrower providing cash cover for that Credit Instrument;
(B)	the maximum amount payable under the Credit Instrument being reduced in accordance with its terms; or
(C)	the Issuing Bank which issued the Credit Instrument being satisfied that it has no further liability under that Credit Instrument, and the amount by which a Credit Instrument is repaid or prepaid under sub-clauses (A) and (B) above is the amount of the relevant cash cover or reduction; and
(xx)
a Borrower providing cash cover for a Credit Instrument means that Borrower paying an amount equal to the maximum actual and contingent liabilities of the relevant Lender under such Credit Instruments in the currency of the Credit Instrument to an interest-bearing account in the name of that Borrower and the following conditions are met:

(A)	the account is with the relevant Issuing Bank which issued the Credit Instrument;
(B)
withdrawals from the account may only be made to pay a Finance Party amounts due and payable to it under this Agreement in respect of that Credit Instrument until no amount is or may be outstanding under that Credit Instrument; and

(C)
the Borrower has executed a security document, in form and substance satisfactory to the Facility Agent and the Issuing Bank with which that account is held, creating a first ranking security interest over that account; and

(xxi)	a Lender's participation in relation to a Fronted Facility shall be construed as a reference to the relevant amount that is or may be payable by a Lender in relation to that Fronted Facility.
(b)
In determining the amount of the Available Facility for the purposes of this Agreement the Proposed Participation of a Lender will be calculated ignoring any cash cover provided for outstanding Credit Instruments.

(c)	Section, clause and Schedule headings are for ease of reference only.

(d)
Unless a contrary indication appears, a term used in any other Finance Document or in any notice given under or in connection with any Finance Document has the same meaning in that Finance Document or notice as in this Agreement.

(e)	A Default (other than an Event of Default) is continuing if it has not been remedied or waived and an Event of Default is continuing if it has not been waived.
(f)	A Borrower's obligation on Utilisations becoming due and payable includes the Borrower repaying any Credit Instrument in accordance with paragraph (a)(xix) above.
1.3	Currency symbols and definitions
(a)	$, USD and dollars denote the lawful currency of the United States of America;
(b)	€, EUR, EURO and euro denote the single currency of the Participating Member States.
1.4	Third party rights
(a)
Unless expressly provided to the contrary in a Finance Document a person who is not a Party has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Act) to enforce or enjoy the benefit of any term of this Agreement.

(b)	Notwithstanding any term of any Finance Document, the consent of any person who is not a Party is not required to rescind or vary this Agreement at any time.
1.5	Joint and Several Liability
All obligations of the Borrowers under this Agreement shall be assumed jointly and severally.

Section 2
 The Facility
2	The Facilities
2.1	The Facilities
Subject to the terms of this Agreement, the Lenders make available to the Borrowers a secured multicurrency borrowing base facility comprising:
(a)	Facility A in an aggregate amount equal to the Facility A Total Proposed Participations; and
(b)	Facility B in an aggregate amount equal to:
(i)	the Facility B Tranche 1 Total Proposed Participations; and
(ii)	the Facility B Tranche 2 Total Proposed Participations.
2.2	Finance Parties' rights and obligations
(a)
The obligations of each Finance Party under the Finance Documents are several.  Failure by a Finance Party to perform its obligations under the Finance Documents does not affect the obligations of any other Party under the Finance Documents.  No Finance Party is responsible for the obligations of any other Finance Party under the Finance Documents.

(b)
The rights of each Finance Party under or in connection with the Finance Documents are separate and independent rights and any debt arising under the Finance Documents to a Finance Party from an Obligor shall be a separate and independent debt.

(c)	A Finance Party may, except as otherwise stated in the Finance Documents, separately enforce its rights under the Finance Documents.
(d)	Subject always to clause 2.2(e)(ii) (which, for the avoidance of doubt, is for the benefit of the Finance Parties and cannot be relied upon by any Obligor):
(i)
Facility B is an uncommitted facility and accordingly (notwithstanding any other provision of this Agreement) the issue or making available of Fronted Facilities shall be entirely in the discretion of the Issuing Bank or Overdraft Bank (as the case may be) and the participation in the same shall be entirely in the discretion of the Facility B Lenders; and

(ii)
the Borrowers acknowledge that no Facility B Lender, Issuing Bank or Overdraft Bank shall have any obligation or commitment to make Fronted Facilities available to the Borrowers and the making of a Utilisation pursuant to the relevant Tranche of Facility B shall not be deemed to be a commitment to make any other Utilisation under Facility B.

(e)	Participation in Facility B and Facility B Declining Lenders
(i)
An Issuing Bank and an Overdraft Bank shall be entitled to decline a particular Utilisation Request under Facility B on a case-by-case basis without prejudicing its ability to agree to subsequent Facility B Utilisation Requests.

(ii)
As between the Finance Parties only, unless and until a Facility B Lender has issued a Facility B Declining Notice which has become effective in accordance with paragraph (iii) below, each Facility B Lender in relation to a particular Tranche shall, and hereby agrees to, participate in each Utilisation approved by the Issuing

Bank or Overdraft Bank (as the case may be) under that Tranche of Facility B which is in an amount:
(A)	below the Facility B Utilisation Threshold Amount; and
(B)
equal to or in excess of the Facility B Utilisation Threshold Amount provided that it has been notified of the relevant Utilisation Request in accordance with clause 5.6(b) or clause 6.10(a) (as the case may be), and notwithstanding any Facility B Declining Notice, a Facility B Lender under a relevant Tranche shall participate (in the amount of its Fronted Proportion of a relevant claim) in each Overdraft Facility arising by operation of clause 6.5 to the extent that Facility B Lender was a participant in the Credit Instrument in respect of which the claim giving rise to the Overdraft Facility has arisen.
(iii)
A Facility B Lender who does not wish to participate in any further Utilisations under Facility B (a Facility B Declining Lender) may at any time serve a written notice to the Facility Agent and each Issuing Bank and Overdraft Bank stating that it is declining to make available any Utilisations under Facility B (the Facility B Declining Notice).  The Facility B Declining Notice will take effect on the date on which it is delivered to the Facility Agent, the Issuing Bank and the Overdraft Bank under the relevant Tranche(s) in which it participates (the Declining Notice Effective Date) and will apply to any proposed Utilisation of Facility B under that Tranche:

(A)	(if in an amount less than the Facility B Utilisation Threshold Amount) being made after the Declining Notice Effective Date; and
(B)
(if in an amount equal to or exceeding the Facility B Utilisation Threshold Amount) notified to the relevant Facility B Declining Lender on the Business Day prior to the date of its Facility B Declining Notice and thereafter

(unless in such notice the Facility B Lender specifies that it agrees to participate in certain additional Utilisations).
(iv)	Upon receipt of a Facility B Declining Notice the Facility Agent shall inform the other Lenders under Facility B within one (1) Business Day of receipt of such Facility B Declining Notice.
(v)
A Facility B Declining Lender shall not participate in any further Utilisations under Facility B (including any rollovers) after its Declining Notice Effective Date (subject to any specific additional Utilisations it agreed to participate in as detailed in its Facility B Declining Notice) and shall cease to be a Facility B Lender provided that a Facility B Declining Lender shall remain a participant in any Fronted Facilities that were issued or made under any applicable Tranche before such Declining Notice Effective Date even though such Fronted Facilities may have a maturity extending beyond such Declining Notice Effective Date.

(vi)
The Facility B Declining Lender may, in accordance with the terms of this Agreement, transfer its rights and obligations under any Fronted Facilities issued or entered into by it to an Acceptable Bank provided that if any existing Facility B Lender in relation to the relevant Tranche wishes to acquire such rights and obligations the Facility B Declining Lender shall only be entitled to transfer the same to such existing Facility B Lender (or if more than one Facility B Lender to such Facility B Lenders in such proportions as those Facility B Lenders may agree).

(vii)
Without prejudice to clause (v) the Company may require that a Facility B Declining Lender transfers its Facility B Tranche 1 Proposed Participation or Facility B Tranche 2 Participations (as applicable) to another Facility B Lender under the same Tranche or (if no existing Facility B Lenders under the same Tranche wish to acquire the same) to an Acceptable Bank designated by the Company, in each case in accordance with clause 27 (Changes to Lenders).
(viii)
Notwithstanding clauses (vi) and (vii) above, or any other provisions of this Agreement, a Facility B Declining Lender in relation to Facility B Tranche 1 may not without the prior written consent of all Facility B Tranche 1 Lenders:

(A)	transfer its rights and obligations under any Fronted Facilities issued or entered into by it; or
(B)	transfer its Facility B Tranche 1 Proposed Participation.
to a Facility B Tranche 2 Lender.
(ix)
Notwithstanding clauses (vi) and (vii) above, or any other provisions of this Agreement, a Facility B Declining Lender in relation to Facility B Tranche 2 may not without the prior written consent of all Facility B Tranche 2 Lenders:

(A)	transfer its rights and obligations under any Fronted Facilities issued or entered into by it; or
(B)	transfer its Facility B Tranche 2 Proposed Participation.
to a Facility B Tranche 1 Lender.
2.3	Obligors' Agent
(a)
Each Obligor (other than the Company) by its execution of this Agreement irrevocably appoints the Company (acting through one or more authorised signatories) to act on its behalf as its agent in relation to the Finance Documents and irrevocably authorises:

(i)
the Company on its behalf to supply all information concerning itself contemplated by this Agreement to the Finance Parties and to give all notices and instructions (including, in the case of the Borrowers, Utilisation Requests and any notices, certificates or confirmations under any Finance Document), to make such agreements and to effect the relevant amendments, supplements and variations capable of being given, made or effected by any Obligor notwithstanding that they may affect the Obligor, without further reference to or the consent of that Obligor; and

(ii)	each Finance Party to give any notice, demand or other communication to that Obligor pursuant to the Finance Documents to the Company, and in each case the Obligor shall be bound as though the Obligor itself had given the notices and instructions (including, without limitation, any Utilisation Requests) or executed or made the agreements or effected the amendments, supplements or variations, or received the relevant notice, demand or other communication.
(b)
Every act, omission, agreement, undertaking, settlement, waiver, amendment, supplement, variation, notice or other communication given or made by the Obligors' Agent or given to the Obligors' Agent under any Finance Document on behalf of another Obligor or in connection with any Finance Document (whether or not known to any other Obligor and whether occurring before or after such other Obligor became an Obligor under any Finance Document) shall be binding for all purposes on that Obligor as if that Obligor had expressly made, given or concurred with it. In the event of any conflict between any notices or other communications of the Obligors' Agent and any other Obligor, those of the Obligors' Agent shall prevail.

(c)
The powers of the Company (as Obligors' Agent) under this clause 2.3 (Obligors' Agent) shall be no greater than as set out in this clause 2.3 (Obligors' Agent) and shall remain valid for so long as any amount is outstanding under the Finance Documents or any Proposed Participation is in force.

2.4	Extension Option
(a)	Provided that no Default has occurred and is continuing at such time, the Company may request by written notice received by the Facility Agent:
(i)	no more than one hundred and twenty (120) days; and
(ii)	no less than sixty (60) days,
prior to the Initial Facility A Termination Date, that the period of Facility A (and, accordingly, Facility B) be extended for a period of three hundred and sixty four (364) days beyond the Initial Facility A Termination Date (an Extension Request).
(b)	An Extension Request shall be irrevocable.
(c)	Following its receipt of an Extension Request, the Facility Agent shall promptly notify each Lender.
(d)
If an Extension Request has been notified by the Facility Agent to each Lender, each Lender shall, no later than twenty (20) Business Days after receipt by it of the Extension Request notify the Facility Agent whether or not it agrees to the Extension Request. Any such notice by a Lender shall be binding on that Lender. The Facility Agent shall promptly notify the Company, the Collateral Management Agent and the other Lenders of the response of each Lender.

(e)	Any Lender who fails to give such notice to the Facility Agent within the timeframe specified in paragraph (d) above shall be deemed to have refused the Extension Request.
(f)	Nothing in this clause 2.4 shall impose any obligations on any Lender to agree to any Extension Request made in accordance with this clause 2.4.
(g)
Provided that 66 2/3% of the Facility A Lenders agree to the relevant Extension Request, the Termination Date in respect of Facility A (and, accordingly, Facility B) shall in respect of those Lenders who have agreed, subject to payment prior to the Initial Facility A Termination Date by the Company of the Extension Fee, be extended to the date falling three hundred and sixty four (364) days after the Initial Facility A Termination Date.

(h)	The Extension Fee shall only be paid to the Lenders that agree to the Extension Request.
(i)
If a Lender refuses an Extension Request, then on the relevant Termination Date (ignoring any extension under this clause) all Proposed Participations of that Lender under each of Facility A and Facility B shall be cancelled.

2.5	Refusing Lenders
(a)	This clause 2.5 shall apply only where a Termination Date is extended in accordance with clause 2.4 (Extension Option).
(b)
Any Lender which refuses, or is deemed to have refused, an Extension Request (a Refusing Lender) in respect of a Facility shall not, after such refusal or deemed refusal, participate in the making of any Utilisation under that Facility if:

(i)
the proposed date for the making of such Utilisation falls on a day which is not within the applicable Availability Period prior to the extension in accordance with clause 2.4(a) (Extension Option); or

(ii)	the proposed Interest Period of such Utilisation ends after the Termination Date as determined without reference to the extension which is being refused (the Refusing Lender Termination Date).
(c)
On the Refusing Lender Termination Date in respect of a Facility, the Company shall repay each Refusing Lender such Refusing Lender's share of each outstanding Utilisation (including, for the avoidance of doubt, each Credit Instrument and including repaying an amount equal to that Lender's Fronted Proportion of each Overdraft Facility) and all other sums in relation thereto then due to that Lender in respect of that Facility pursuant to the Finance Documents but unpaid together with accrued interest thereon.

(d)
Subject to clause 2.5(e), the Proposed Participation of each Refusing Lender held by that Refusing Lender as at the Refusing Lender Termination Date shall automatically be cancelled and reduced to zero (0) on the Refusing Lender Termination Date in respect of that Facility.

(e)
The Company may request to the Facility Agent that the Proposed Participation of a Refusing Lender be transferred to another Lender under the same Facility or (only if no Lenders agree to such a transfer) to an Acceptable Bank immediately prior to the Refusing Lender Termination Date.  Any such transfer shall be implemented in accordance with clause 27 (Changes to Lenders) of this Agreement.  If more than one Lender under the same Facility wishes to acquire the Proposed Participation of the Refusing Lender, such Lenders shall acquire the Proposed Participation pro-rata to their existing Proposed Participations in the relevant Facility.

2.6	Accordion - Increase in Size of Facility B
(a)
The Company may on one occasion only at any time prior to the date which is six (6) Months prior to the then-applicable Facility A Termination Date, request, by written notice to the Facility Agent (who shall promptly provide a copy of such notice to each Lender, each Issuing Bank and Overdraft Bank and the Collateral Management Agent), additional Proposed Participations of up to two hundred and fifty million Dollars ($250,000,000) in aggregate in the Base Currency across Facility B (the Additional Proposed Participation Amount).

(b)	By no later than the date which is twenty (20) Business Days following receipt of such notice by the Facility Agent:
(i)
each Lender will notify the Facility Agent (without any obligation to accept any Additional Proposed Participation Amount) whether or not it accepts the Company's request (failure by a Lender to respond within such period shall constitute a rejection);  and

(ii)
each Facility B Lender shall have the right to elect by written notice to the Company and the Facility Agent (an Acceptance) to increase its Proposed Participations under the relevant Tranche of Facility B by a principal amount equal to its pro rata share (determined on the basis of the proportion which its Proposed Participations in the relevant Tranche of Facility B bears to the Total Proposed Participations in the relevant Tranche of Facility B prior to such increase) of the Additional Proposed Participation Amount.

(c)
Notwithstanding any other provision of this clause 2.6 (Accordion - Increase in size of Facility B), unless Lenders (for the avoidance of doubt, under both Facilities) with Proposed Participations in aggregate equal to or exceeding fifty per cent (50%) of the Total Proposed Participations accepts (in accordance with clause 2.6(b)(i)) the

Company's request, there shall be no increase and accordingly no additional Proposed Participations made pursuant hereto.
(d)	If an Acceptance is not received by the Facility Agent from a Lender within the time limit specified in clause 2.6(b) above, such Lender's Proposed Participations shall remain unchanged.
(e)
Subject to paragraph (c) above, if not all Lenders under Facility B elect pursuant to clause 2.6(b) above to increase their respective Proposed Participation, any unallocated portion of the Additional Proposed Participation Amount may be assumed by those Lenders under the same Tranche of Facility B which did elect to increase their Proposed Participation (pro-rata to the existing Proposed Participations of such Lenders under that Tranche of Facility B (being the original participations prior to the proposed increase being requested)) or if any of the Additional Proposed Participation Amount is not so assumed by such Lenders they may thereafter be assumed by an Acceptable Bank or Acceptable Banks selected by the Company.

(f)
No Lender shall have any obligation to increase its Proposed Participation or incur any other obligations under this Agreement and the other Finance Documents in relation to such Additional Proposed Participation Amount, and any decision by a Lender to increase its Proposed Participation shall be made in its sole discretion.

(g)	The notice delivered by the Company pursuant to paragraph (a) above shall be irrevocable once given and shall set out:
(i)	the amount of the Additional Proposed Participation Amount being requested (which shall not exceed $250,000,000); and
(ii)	the date on which such Additional Proposed Participation Amounts are requested to become effective which must be a date that is at least twenty (20) Business Days after the date of that notice.
(h)	The Additional Proposed Participation Amount must be used for the purposes specified in clause 3.1 (Purpose).
(i)
Subject to paragraph (p) below, any Additional Proposed Participation Amount shall become effective on the date on which the Facility Agent notifies the Company, the Collateral Management Agent and each Lender that a Lender Accession Letter has been executed by the Company, the Facility Agent and the relevant Lender or Lenders and/or Acceptable Banks whose Proposed Participation is to be increased.

(j)
Subject to paragraph (p) below, upon notification by the Facility Agent that a Lender Accession Letter has been executed in accordance with paragraph (h) above, the relevant Tranche of Facility B shall automatically be increased by the Additional Proposed Participation Amount added through such Lender Accession Letter and Part II of Schedule 1 (Original Lenders) shall automatically be deemed to be amended to reflect the Additional Proposed Participation Amount (and inclusion of new Lenders, as the case may be).

(k)
Each Party (other than the Lender(s) whose Proposed Participation is to be increased and the Company) irrevocably authorises the Facility Agent to execute on its behalf any Lender Accession Letter which has been duly completed and signed on behalf of that Lender and the Company and each Obligor agrees to be bound by such accession and increased Proposed Participations.  The Facility Agent shall only be obliged to execute a Lender Accession Letter once it is satisfied it has complied with all necessary "know your customer" or similar checks under all applicable laws and regulations in relation to any Acceptable Banks which shall become Lenders following the Facility Agent's execution thereof.

(l)	For the avoidance of doubt nothing in this clause 2.6 (Accordion - Increase in size of Facility B) shall entitle the Company to request any increase in the Facility A Proposed Participations.
(m)
The Company shall pay to the Facility Agent for the account of the Lenders whose Proposed Participations are increased pursuant to clause 2.6 (Accordion - Increase in size of Facility B) a fee in the amount and at the times agreed in a Fee Letter.

(n)
The Company shall promptly on demand pay to the Facility Agent the amount of all costs and expenses (including legal fees) reasonably incurred by it in connection with any increase in Proposed Participations under this clause 2.6 (Accordion - Increase in size of Facility B).

(o)
Clause 27.4(b) (Limitation of responsibility of Existing Lenders) shall apply, with necessary amendments, to this clause 2.6 (Accordion - Increase in size of Facility B) in relation to an Acceptable Bank which becomes a Lender hereunder as if references in that clause to:

(i)	an Existing Lender were references to all the Lenders immediately prior to the relevant increase; and
(ii)	the New Lender were references to that Acceptable Bank.
(p)
The consent of each Issuing Bank and each Overdraft Bank will be required for an increase in the Facility B Total Proposed Participations and as soon as possible following such increase the Company shall, and shall procure that the Spanish Pledgor will, take all steps necessary in relation thereto and shall procure that the Facility Agent is provided promptly with such legal opinions and corporate approvals as it may require in respect of such amendments, in each case in a form and substance satisfactory to it.

2.7	Hedging/Clearing
(a)
The Company may enter into commodity hedging transactions which have not been cleared (the Hedging Provider Hedging Transactions) with the Hedging Providers for the purpose of hedging the Company's ongoing exposure to commodity prices.  Such Hedging Provider Hedging Transactions will be transacted under the 2002 Master Agreement as published by the International Swaps and Derivatives Association Inc. (Master Agreement).

(b)
The Company may enter into cleared commodity hedging transactions (the Clearing Provider Hedging Transactions) with the Clearing Providers.  Such Clearing Provider Hedging Transactions will be transacted pursuant to the Clearing Provider's customary terms of business.

(c)
Each Borrower may enter into spot and forward foreign exchange hedging transactions (the FX Hedging Provider Hedging Transactions) with the FX Hedging Providers for the purpose of hedging the Borrowers' ongoing exposure to foreign exchange risk provided that:

(i)	any such hedging shall be directly linked to the acquisition of assets comprised in the Borrowing Base;
(ii)	the Borrowers' exposure under each hedging transaction shall have a maximum tenor of 45 days; and
(iii)	such FX Hedging Provider Hedging Transactions will be transacted under a Master Agreement.
(d)	The Company may enter into Multi-Party TPA Agreements which comply with the terms of this Agreement.

(e)	No Borrower shall enter into any commodity hedging or clearing transactions or foreign exchange hedging transactions or documents related to any of the same other than as permitted by this clause 2.7.
(f)	The Borrowers shall procure that all Hedging Agreements are entered into in compliance with the Hedging Policy.
2.8	Annual review by Lenders
Each Lender shall have the right to review the terms of the Finance Documents and the transactions contemplated thereby (including, without limitation, its participation, pricing, structure and content of the borrowing base) and notify the Company and the Facility Agent at the latest two months prior to each anniversary of the date of this Agreement of any amendments it proposes to make.  The Company shall consider any such notification and respond to the relevant Lender within 10 days indicating its willingness or otherwise to accept such amendments.  Any amendments so approved by the Company will be submitted to all Lenders for approval (and if such approval is given by all Lenders the Obligors shall (and the Spanish Pledgor will) execute such documentation as the Lenders may require to implement the amendments).  All costs of the Finance Parties in relation to any such amendments shall be for the account of the Company.
3	Purpose
3.1	Purpose
Each Borrower shall apply all amounts borrowed by it under the Facility towards:
(a)	repaying the Specified Existing Indebtedness;
(b)	in payment of any fees, costs and expenses payable hereunder;
(c)
financing the Borrowers' working capital needs in connection with the purchase, transportation, storage and subsequent sale of fuel/gas oil including day-to-day operating expenses related thereto; and/or

(d)
in addition in relation to Facility B only, financing (i) payments to be made by TPA Counterparties pursuant to any Multi-Party TPA Agreements and (ii) payments to FX Hedging Providers in respect of its obligations under a Master Agreement in respect of  an FX Hedging Provider Hedging Transaction.

3.2	Monitoring
No Finance Party is bound to monitor or verify the application of any amount borrowed pursuant to this Agreement.
3.3	The Borrowing Base
Schedule 11 (Borrowing Base Amount) sets out the Parties' understanding of the operation of the Borrowing Base.
4	Conditions of Utilisation
4.1	Initial conditions precedent
(a)
No Borrower may deliver a Utilisation Request unless the Facility Agent has received all of the documents and other evidence listed in Part I of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Facility Agent.  The Facility Agent shall notify the Company and the Lenders promptly upon being so satisfied.

(b)
Other than to the extent that the Majority Lenders notify the Facility Agent in writing to the contrary before the Facility Agent gives the notification described in paragraph (a) above, the Lenders authorise (but do not require) the Facility Agent to give that notification.  The Facility Agent shall not be liable for any damages, costs or losses whatsoever as a result of giving any such notification.

4.2	Further conditions precedent
Subject to clause 4.1 (Initial conditions precedent) and notwithstanding that the Issuing Bank and Overdraft Bank shall at all times have full discretion whether to issue or enter into any Fronted Facility, the Lenders will only be obliged to comply with clause 5.5 (Lenders' participation in Loans) or issue or enter into a Fronted Facility if on the date of the Utilisation Request and on the proposed Utilisation Date:
(a)
in the case of a Rollover Loan, no Event of Default is continuing or would result from the proposed loan and, in the case of any other Loan, no Default is continuing or would result from the proposed Utilisation;

(b)
the Company has not issued a notice pursuant to clause 22.6(c) (Notification of default and of expectation not to meet financial covenants) after the date of its last Compliance Certificate (or if no Compliance Certificate has yet been provided), the date of this Agreement;

(c)	the Repeating Representations to be made by each Obligor are true;
(d)	a Borrowing Base Report and a Cross-Check Borrowing Base Report have been provided on the most recent reporting dates in accordance with clauses 22.9 (Borrowing Base Report); and
(e)	if a Borrowing Base Report was to be delivered on such date based on the Borrowing Base as at that date, such Borrowing Base Report would be a Compliant Borrowing Base Report.
4.3
The Lenders will only be obliged to comply with 34.10 (Change of currency) if, on the first day of an Interest Period, no Default is continuing or would result from the change of currency and the Repeating Representations to be made by each Obligor are true.

4.4	Further conditions precedent for Sensitive Zones
Without prejudice to clauses 4.1 (Initial conditions precedent) and 4.2 (Further conditions precedent) no Borrower may submit a Utilisation Request which relates to payments being made into, or investment or activity connected with, Sensitive Zones (including, without limitation, issuing Credit Instruments to entities established in or for the purposes of transactions in, or in connection with activities in, Sensitive Zones) unless the Facility Agent has received all of the documents and other evidence listed in Part III of Schedule 2 (Conditions precedent) in form and substance satisfactory to the Facility Agent.
4.5	Further conditions precedent for issue of Credit Instruments in respect of third parties
Without prejudice to clauses 4.1 (Initial conditions precedent) and 4.2 (Further conditions precedent) no Borrower may submit a Utilisation Request for a Credit Instrument to be issued at the request of a third party unless (A) such third party is acceptable to all Facility B Lenders under the relevant Tranche of Facility B in their absolute discretion and (B) both it and the third party have executed and delivered to the relevant Issuing Bank (with a copy to the Facility Agent) a Deed of Undertaking in respect of that Credit Instrument together with:
(a)	such corporate and signing authorities; and

(b)
such documentation and other evidence in order for the applicable Issuing Bank to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws, as the Issuing Bank and/or the Facility Agent may reasonably request in connection therewith.
4.6	Maximum number of Utilisations
A Borrower (or the Company on its behalf) may not deliver a Utilisation Request if as a result of the proposed Utilisation the aggregate number of outstanding Facility A Loans would exceed ten (10).
4.7	Maximum Available Amount
The Outstandings following the making of a Utilisation (including any Outstandings which are to be incurred between the date of delivery of the relevant Utilisation Request and the proposed Utilisation Date) must not exceed the Maximum Available Amount at such time.
4.8	Fronting Bank Limit
Each Issuing Bank and Overdraft Bank and the Company shall ensure that the aggregate amount of Fronted Facilities in which each Fronting Bank is the Issuing Bank or Overdraft Bank will not at any time exceed such Fronting Bank's Fronting Bank Limit.

Section 3
 Utilisation
5	Utilisation
5.1	Delivery of a Utilisation Request and first Utilisations
(a)	Other than in respect of Loan pursuant to 5.1(b), a Borrower may utilise a Facility by delivery:
(i)	to the Facility Agent (with a copy to the Collateral Management Agent, each Issuing Bank and each Overdraft Bank) (in respect of Facility A); and
(ii)	to each Issuing Bank and each Overdraft Bank, with a copy to the Collateral Management Agent (in respect of Facility B), of a duly completed Utilisation Request not later than the Specified Time provided that only OBTG and ABGG may issue a Utilisation Request in respect of Facility B Tranche 2 unless otherwise agreed by the Facility Agent (acting on the instructions of the Majority Lenders).
(b)
Prior to the Effective Date the Company shall deliver a Utilisation Request to the Facility Agent requesting a Utilisation under Facility A on the Effective Date in such amount as shall repay all loans and overdrafts (plus any fees, interest, costs and other amounts) outstanding to the finance parties under the Specified Existing Indebtedness.  The Company hereby instructs and authorises the Facility Agent to pay such Loan directly to the facility agent(s) under the Existing Facility Agreement (the Existing Agent(s)) on behalf of the borrowers thereunder.  In the event that Facility A is insufficient to repay all amounts required to be paid to discharge the Specified Existing Indebtedness, the Company shall deliver a second Utilisation Request requesting a Utilisation under Facility B on the Effective Date in the amount of the shortfall which shall be payable directly to the Existing Agent(s) on behalf of the borrowers under the Specified Existing Indebtedness.

(c)
Prior to the first Utilisation Date under this Agreement, the Facility Agent shall provide to the Lenders details of all Existing Credit Instruments to be refinanced by the issue of Credit Instruments under this Agreement.

(d)
On the first Utilisation Date under this Agreement, simultaneously with the first Loan being made hereunder, each Existing Credit Instrument shall be deemed to have been issued under Facility B by the Issuing Bank which issued it (as a lender) under the Existing Facility Agreement and shall be a Credit Instrument for the purposes of this Agreement to which Clause 6 (Fronted Facilities) applies.  Accordingly, for the avoidance of doubt, such Existing Credit Instrument shall cease to be credit instruments under the Existing Facility Agreement.  If any credit instrument remains in place under the Existing Facility on the first Utilisation Date which is not being deemed to be issued under Facility B in accordance with this clause, the Company shall deliver a Utilisation Request requesting the issue of a Credit Instrument (by way of guarantee) on the Effective Date in favour of the relevant lender(s) under the Existing Facility which issued such credit instrument.

5.2	Completion of a Utilisation Request for Loans
(a)	Each Utilisation Request for a Loan under Facility A is irrevocable and will not be regarded as having been duly completed unless:
(i)	it identifies the Facility to be utilised;
(ii)	it identifies the relevant Borrower in respect of whom the Utilisation request is being made;
(iii)	the proposed Utilisation Date is a Business Day within the Availability Period applicable to that Facility;
(iv)	the currency and amount of the Utilisation comply with clause 5.4 (Currency and amount); and
(v)	the proposed Interest Period complies with clause 12 (Interest Periods).
(b)	Only one Loan may be requested in each Utilisation Request.
5.3	Completion of a Utilisation Request for Fronted Facilities
Without prejudice to clauses 2.2(d), 5.9(c) and 5.10(c), each Utilisation Request for a Fronted Facility is irrevocable and will not be regarded as having been duly completed unless:
(i)	it specifies the proposed Fronted Facility and the applicable Tranche;
(ii)	it identifies the relevant Borrower;
(iii)
it identifies the proposed Issuing Bank or Overdraft Bank which has agreed to enter into or issue the Fronted Facility, provided that Utilisations of an Overdraft Facility to make payments on open account terms shall be made solely by Overdraft Facilities made available by ABN AMRO Bank N.V. and HSH Nordbank AG as Overdraft Bank save that ANNV may Utilise an Overdraft Facility with any Overdraft Bank incorporated in Belgium to make payments on open account terms;

(iv)	the proposed Utilisation date is a Business Day within the Availability Period applicable to the relevant Tranche of Facility B;
(v)	the currency and amount of the Fronted Facility comply with clause 5.4 (Currency and amount);
(vi)	(unless otherwise agreed by the Facility Agent and the Facility B Lenders) the Expiry Date of the Fronted Facility falls on or before the Termination Date;
(vii)	the maximum contingent liability of the relevant Facility B Lender in respect of the Fronted Facility is determinable at the time of issue or entry into of the Fronted Facility;
(viii)	if relating to a Credit Instrument:
(A)	subject to sub-paragraph (B) below, the Term is specified and does not exceed ninety (90) days;
(B)	guarantees in favour of:
(xx)	port authorities may have a tenor of up to two (2) years; and
(yy)	suppliers may have a tenor of up to two (2) years,

and in each case may be renewable at the discretion of the relevant Issuing Bank, provided that a Borrower shall not request an Issuing Bank to issue such a guarantee:
(aa)	unless the Issuing Bank has notified the Company in writing in advance of its approval to issue the same; and
(bb)
in favour of a supplier (an Extended Supplier Guarantee) if, without prejudice to clause 5.4 (Currency and amount), the maximum actual or contingent liability of the relevant Issuing Bank under the proposed Extended Supplier Guarantee, when aggregated with the maximum actual or contingent liabilities of all Issuing  Banks under all other outstanding Extended Supplier Guarantees, would exceed $30,000,000;

(C)	the maximum actual or contingent liability of the relevant Issuing Bank would (after issuing such Credit Instrument) exceed $150,000,000.
(D)	unless otherwise agreed by the Facility Agent and the relevant Issuing Bank, the form of the Credit Instrument is attached and is in full compliance with this Agreement;
(E)	the delivery instructions for the Credit Instrument are specified; and
(F)	it identifies where the request is to issue a Credit Instrument at the request of a third party;
(G)	the identity of the beneficiary is:
(1)	in the case of a Credit Instrument other than a standby letter of credit to which paragraph (2) below applies, approved by the Issuing Bank; and
(2)
(unless approved all Facility B Lenders) in the case of a standby letter of credit in an amount exceeding $5,000,000, a Pre-Approved SBLC Beneficiary (unless such standby letter of credit is payable against a full set of original bills of lading); and

(H)
where the Credit Instrument permits payment upon delivery of, amongst other things, a letter of indemnity, the issuer of a letter of indemnity is an Eligible LOI Counterparty or such letter of indemnity is countersigned by an Acceptable Bank which has agreed to accept liability thereunder.

5.4	Currency and amount
(a)	The currency specified in a Utilisation Request must be the Base Currency or euro.
(b)	The amount of the proposed Loan must be:
(i)	if the currency selected is the Base Currency, a minimum of $5,000,000 or, if less, the Available Facility;
(ii)	if the currency selected is euro, a minimum of €5,000,000 or, if less, the Available Facility; and
(iii)	in any event such that its Base Currency Amount is less than or equal to the Available Facility.
(c)	The amount of a proposed Fronted Facility must be, when aggregated with all other outstanding Fronted Facilities under the relevant Tranche, less than or equal to the

Available Facility under that Tranche, and must not require any Lender to exceed, or result in any Lender exceeding, in each case taking into account the effect of any Facility B Declining Notice, its Available Proposed Participation under the relevant Tranche.
(d)	The amount of any proposed Loan or Fronted Facility must not be of an amount which would, upon the Loan or Fronted Facility being made, result in a failure to comply with:
(i)	clause 4.7 (Maximum Facility Amount); or
(ii)	clause 4.8 (Fronting Bank Limit).
(e)
The Company shall ensure that no Utilisation will be made in respect of a TPA Payment if following such Utilisation the current aggregate initial margin under all hedging arrangements of the Company would be in excess of $20,000,000.  The Company shall immediately notify the Facility Agent and the Overdraft Banks if any potential Utilisation shall result in this condition not being satisfied.

(f)
The amount of any proposed Utilisation must be such that, immediately following that Utilisation, if a Borrowing Base Report was to be delivered based on the Borrowing Base as at that date, such Borrowing Base Report would be a Compliant Borrowing Base Report.  It will be the sole responsibility of the Borrowers to ensure that this condition is complied with.

5.5	Lenders' participation in Loans and Fronted Facilities
(a)	If the conditions set out in this Agreement have been met each Lender shall make its participation in each Loan under Facility A available by the Utilisation Date through its Facility Office.
(b)
The amount of each Lender's participation in each Loan under Facility A will be equal to the proportion borne by its Available Proposed Participation in such Facility to the Available Facility immediately prior to making the Loan.

(c)
The amount of each Facility B Lender's participation in each Fronted Facility will be equal to its Fronted Proportion under the applicable Tranche, and such Fronted Facilities are made available by the Issuing Bank and the Overdraft Bank against the Facility B Lenders' indemnity contained in clause 6.

5.6	Role of Facility Agent, Issuing Bank and Overdraft Bank
(a)
The Facility Agent shall determine the Base Currency Amount of each Loan under Facility A which is to be made in euro and shall notify each relevant Lender of the amount, currency and the Base Currency Amount of each Loan and the amount of its participation in that Loan, in each case by the Specified Time.

(b)
In respect of Utilisation Requests which are equal to or exceed the Facility B Utilisation Threshold Amount only, the relevant Issuing Bank or Overdraft Bank (as the case may be) shall notify the Facility Agent and the Collateral Management Agent who shall promptly notify each Facility B Lender under the applicable Tranche of the amount, currency and type of each requested Fronted Facility, in each case by the Specified Time.  For the avoidance of doubt, the relevant Issuing Bank or Overdraft Bank (as the case may be) shall have no obligation to notify any Finance Party of any Utilisation Request under Facility B which is in an amount which is less than the Facility B Utilisation Threshold Amount.

5.7	Fronted Facility requests
The Borrowers shall not submit a Utilisation Request which contravenes clause 5.3(viii)(C).

5.8	Cancellation of Proposed Participation
The Proposed Participations in respect of a Facility which, at that time, are unutilised shall be immediately cancelled at the end of the Availability Period for that Facility.
5.9	Issue of Credit Instruments
(a)
Without prejudice to clause 2.2(d), if the conditions set out in this Agreement have been met, an Issuing Bank under a relevant Tranche may issue a Credit Instrument on its Utilisation Date on behalf of the Facility B Lenders under the relevant Tranche.

(b)	The Company shall procure that on the date of the Utilisation Request in respect of a Credit Instrument and on the proposed Utilisation Date of that Credit Instrument:
(i)	the proposed Credit Instrument is on terms acceptable to the Issuing Bank;
(ii)	no Default is continuing or would result from the proposed Utilisation; and
(iii)	the Repeating Representations to be made by each Obligor are true in all material respects.
(c)
The Issuing Bank shall not comply with a Facility B Utilisation Request if it is aware, or has received written confirmation from the Facility Agent (for the avoidance of doubt, the Facility Agent has no duty to enquire as to or monitor compliance), that clauses 5.3 and 5.4 have not been complied with.

5.10	Issue of or entry into Overdraft Facilities
(a)
Without prejudice to clause 2.2(d), if the conditions set out in this Agreement have been met, an Overdraft Bank under a relevant Tranche may enter into an Overdraft Facility on its Utilisation Date on behalf of the Facility B Lenders under the relevant Tranche.

(b)	The Company shall procure that on the date of the Utilisation Request in respect of an Overdraft Facility and on the proposed Utilisation Date of that Overdraft Facility:
(i)	the proposed Overdraft Facility is on terms acceptable to the relevant Overdraft Bank;
(ii)	no Default is continuing or would result from the proposed Utilisation; and
(iii)	the Repeating Representations to be made by each Obligor are true in all material respects.
(c)
The Overdraft Bank shall not comply with a Facility B Utilisation Request if it is aware, or has received written confirmation from the Facility Agent (for the avoidance of doubt, the Facility Agent has no duty to enquire as to or monitor compliance), that clauses 5.3 and 5.4 have not been complied with.

5.11	Fronted Facilities
(a)
The Issuing Bank and Overdraft Bank has no duty to enquire of any person whether or not any of the conditions set out in clauses 5.3, 5.4, 5.9(b) or clause 5.10(b) above have been met.  The Issuing Bank and Overdraft Bank may assume that those conditions have been met unless it is expressly notified to the contrary by the Facility Agent (for the avoidance of doubt, the Facility Agent likewise has no duty to enquire, or monitor any such conditions).  The Issuing Bank and Overdraft Bank will have no liability to any person for issuing or making available a Fronted Facility based on such assumption.

(b)	The Issuing Bank is solely responsible for the form of the Credit Instrument that it issues. The Facility Agent has no duty to monitor the form of that document.

(c)
Subject to clause 30.7(h) (Rights and discretions), each of the Issuing Bank, the Overdraft Bank and the Facility Agent shall provide the other with any information reasonably requested by the other and available to it that relates to a Fronted Facility and its issue or granting.

(d)
The Issuing Bank may issue a Credit Instrument in the form of a SWIFT message or other form of communication customary in the relevant market but has no obligation to issue that Credit Instrument in any particular form of communication.

5.12	Appointment of additional Issuing Banks and Overdraft Banks
(a)
Subject to paragraph (c) below, any Lender which has agreed to the Company's request to be an Issuing Bank under a particular Tranche pursuant to the terms of this Agreement shall become an Issuing Bank under that Tranche for the purposes of this Agreement upon notifying the Facility Agent, each other Fronting Bank under the relevant Tranche and the Company that it has so agreed to be an Issuing Bank and on making that notification that Lender shall become bound by the terms of this Agreement as an Issuing Bank.

(b)
Subject to paragraph (c) below, any Lender which has agreed to the Company's request to be an Overdraft Bank under a particular Tranche pursuant to the terms of this Agreement shall become an Overdraft Bank under that Tranche for the purposes of this Agreement upon notifying the Facility Agent, each other Fronting Bank under the relevant Tranche and the Company that it has so agreed to be an Overdraft Bank and on making that notification that Lender shall become bound by the terms of this Agreement as an Overdraft Bank.

(c)	No person may become an Issuing Bank or an Overdraft Bank under this Agreement if immediately after becoming the same the requirements of clause 4.8 would not be satisfied.
6	Fronted Facilities
Credit Instruments
6.1	If a Credit Instrument or any amount outstanding under a Credit Instrument becomes immediately payable under this Agreement, the relevant Borrower shall repay or prepay that amount immediately.
6.2
Each Borrower irrevocably and unconditionally authorises the Issuing Bank to pay any claim made or purported to be made under a Credit Instrument requested by it and which appears on its face to be in order (a claim).

6.3
For the avoidance of doubt, where a Borrower requests the issue of a Credit Instrument at the request of a third party then (without prejudice to clause 4.5 (Further conditions precedent for issue of Credit Instruments in respect of third parties)) such Credit Instrument shall be deemed to be a Utilisation of the relevant Borrower who shall be liable for payments in respect of thereof in accordance with clause 6.4.

6.4	Each Borrower which requested a Credit Instrument shall immediately on demand pay to the Facility Agent for the Issuing Bank an amount equal to the amount of any claim under that Credit Instrument.
6.5
To the extent an Issuing Bank is required to make a payment in respect of a claim and that Issuing Bank is also an Overdraft Bank, the amount of each such payment paid by the Issuing Bank shall be converted into an Overdraft Facility with the relevant Borrower and Issuing Bank (in its capacity as an Overdraft Bank) on the date of the payment thereof without the need for a Utilisation Request and notwithstanding (a) that any conditions to the making of Utilisations hereunder have not been satisfied or (b) that the amount of such payment may exceed the Facility B Utilisation Threshold Amount, and the utilisation of such Overdraft Facility shall be deemed to discharge the Borrower's obligation under clause 6.4 to make payment to the Issuing Bank in the amount of that claim.
6.6	Each Borrower acknowledges that the Issuing Bank:
(a)	is not obliged to carry out any investigation or seek any confirmation from any other person before paying a claim; and
(b)	deals in documents only and will not be concerned with the legality of a claim or any underlying transaction or any available set-off, counterclaim or other defence of any person.
6.7	The obligations of a Borrower under this clause will not be affected by:
(a)	the sufficiency, accuracy or genuineness of any claim or any other document; or
(b)	any incapacity of, or limitation on the powers of, any person signing a claim or other document.
Credit Instruments extending beyond the Termination Date and reduction or expiry of Credit Instruments
6.8	Each Borrower shall on the Termination Date provide cash cover for any Credit Instrument in respect of which the Term expires after the Termination Date.
6.9
If the amount of any Credit Instrument is wholly or partially reduced or it is repaid or prepaid or it expires prior to its Expiry Date, the relevant Issuing Bank and the Borrower that requested the issue of that Credit Instrument shall promptly notify the Collateral Management Agent of the details upon becoming aware of them.

Payments under Multi-Party TPA Agreements
6.10
To the extent a TPA Counterparty is required to make a payment to a Hedging Provider or a Clearing Provider pursuant to a Multi-Party TPA Agreement (a TPA Payment) (noting the requirements in respect thereof in clause 6.39(a)), the amount of each such TPA Payment paid by a TPA Counterparty shall be converted into an Overdraft Facility with the relevant Borrower and TPA Counterparty (in its capacity as an Overdraft Bank) on the date of the payment thereof without the need for a Utilisation Request but subject always to the conditions in clauses 5.4(c) to 5.4(f) (or any other provision of this Agreement in respect of making Overdraft Facilities available) being met and provided that:

(a)
following any payment obligation of a TPA Counterparty arising under a Multi-Party TPA Agreement which is equal to or exceeds the Facility B Utilisation Threshold Amount (and prior to the due date for payment thereof):

(i)	the relevant Overdraft Bank shall promptly notify the Facility Agent who shall promptly notify each Facility B Lender of the amount of such payment; and
(ii)	the Company shall immediately deliver to the Collateral Management Agent a Borrowing Base Report meeting the requirements of clause 22.9 but reflecting the position as at the previous day; and
(b)
if an Overdraft Bank is unable to make the relevant TPA Payment by virtue of any such condition (i.e the conditions in clauses 5.4(c) to 5.4(f) (or any other provision of this Agreement in respect of making Overdraft Facilities available)) not being met (it being acknowledged that the Overdraft Bank shall be entitled to assume that any such conditions have been met unless expressly notified to the contrary by the Facility Agent, the Collateral Management Agent or a Facility B Lender (for the avoidance of doubt, the Facility Agent, the Collateral Management Agent or a Facility B Lender has no duty to enquire, or monitor any such conditions), in which case it shall be entitled to assume that such conditions have not been met), or if the Borrowing Base Report provided pursuant to this clause is or would be a Deficient Borrowing Base Report either prior to or following the making of the relevant TPA Payment, the Overdraft Bank shall not make the TPA Payment and the Company shall procure that the relevant payment is made to the Hedging Provider or Clearing Provider on or prior to the due date for payment (and for the avoidance of doubt, such payment may be made by utilising a Loan or other Overdraft Facility hereunder if all conditions applicable thereto have been met).
Each Overdraft Bank shall notify the Collateral Management Agent of any Overdraft Facilities created pursuant to this clause.
Indemnities - Facility B
6.11	Each Borrower shall immediately on demand indemnify:
(a)
the Issuing Bank or Overdraft Bank which has issued or entered into a Fronted Facility against any cost, loss or liability incurred by that Issuing Bank or Overdraft Bank (otherwise than by reason of the that Issuing Bank or Overdraft Bank's gross negligence or wilful misconduct) in acting as an Issuing Bank or Overdraft Bank under any Fronted Facility; and

(b)
the Overdraft Bank against any cost, loss or liability incurred by Overdraft Bank (otherwise than by reason of the that Overdraft Bank's gross negligence or wilful misconduct) as a result of not making a TPA Payment by virtue of the requirements of clause 6.10.

6.12
Each Facility B Lender shall (according to its Fronted Proportion in a relevant Tranche) immediately on demand indemnify the Issuing Bank or Overdraft Bank against any cost, loss or liability incurred by the Issuing Bank or Overdraft Bank (otherwise than by reason of that Issuing Bank or Overdraft Bank's gross negligence or wilful misconduct) in acting as the Issuing Bank or Overdraft Bank under any Fronted Facility under that Tranche (including for the avoidance of doubt any loss arising as a result of any failure by a Borrower to repay any Overdraft Facility under that Tranche when due) (unless the Issuing Bank or Overdraft Bank has been reimbursed by an Obligor pursuant to a Finance Document).  Notwithstanding any other provision of this Agreement, each Facility B Lender acknowledges and agrees (for the benefit of the other Finance Parties only) that:

(a)
the Issuing Bank and the Overdraft Bank are not in a position to monitor Utilisations on a live basis and accordingly, provided it complies with its own Fronting Bank Limit, a Fronting Bank will be relying on (i) the Borrowers to ensure that Utilisations under Facility B do not exceed the Facility B Total Proposed Participations or the Available Facility from time to time and (ii) the other Fronting Banks to ensure that they do not exceed their Fronting Bank Limits; and accordingly

(b)
it shall be liable for its proportionate share of any amount by which the Facility B Total Proposed Participations (or the applicable Facility B Tranche 1 Proposed Participations or Facility B Tranche 2 Proposed Participations) are exceeded in such manner and its indemnity to the Issuing Bank and the Overdraft Bank under the applicable Tranche (which is expressed to be subject to absence of the relevant Issuing Bank's or Overdraft Bank's gross negligence or wilful misconduct) which has remained within its Fronting Bank Limit will extend to cover any such excess caused by another Fronting Bank exceeding its Fronting Bank Limit.

6.13
The Borrower which requested a Fronted Facility shall immediately on demand reimburse any Lender for any payment it makes to the Issuing Bank or Overdraft Bank under clause 6.12 in respect of that Fronted Facility.

6.14
The obligations of each Lender or Borrower under this clause are continuing obligations and will extend to the ultimate balance of sums payable by that Lender or Borrower in respect of any Fronted Facility under the relevant Tranche of Facility B, regardless of any intermediate payment or discharge in whole or in part.

6.15
If a Borrower has provided cash cover in respect of a Lender's participation in a Credit Instrument, the Issuing Bank shall seek reimbursement from that cash cover before making a demand of that Lender under clause 6.12 above.  Any recovery made by an Issuing Bank pursuant to that cash cover will reduce that Lender's liability under clause 6.12 above.

6.16
The obligations of any Lender or Borrower under this clause 6 will not be affected by any act, omission, matter or thing which, but for this clause, would reduce, release or prejudice any of its obligations under this clause (without limitation and whether or not known to it or any other person) including:

(a)	any time, waiver or consent granted to, or composition with, any Obligor, any beneficiary under a Credit Instrument or any other person;
(b)	the release of any other Obligor or any other person under the terms of any composition or arrangement with any creditor or any member of the Group;
(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor, any beneficiary under a Credit Instrument or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)	any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor, any beneficiary under a Credit Instrument or any other person;
(e)	any amendment (however fundamental) or replacement of a Finance Document, any Fronted Facility, any Credit Instrument or any other document or security;
(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document, any Fronted Facility, any Credit Instrument or any other document or security; or
(g)	any insolvency or similar proceedings.
6.17	Rights of contribution
No Obligor will be entitled to any right of contribution or indemnity from any Finance Party in respect of any payment it may make under this clause 6.
Cash collateral by Non-Acceptable Banks and Borrower's option to provide cash cover
6.18
If, at any time, a Facility B Lender under a Credit Instrument is or becomes a Non-Acceptable Bank, the Issuing Bank and/or Overdraft Bank may, by notice to that Facility B Lender, request that Facility B Lender to pay and that Facility B Lender shall pay, on or prior to the date requested by the Issuing Bank and/or Overdraft Bank, an amount equal to that Lender's Fronted Proportion of:

(a)	the outstanding amount of a Credit Instrument;
(b)	the maximum potential liability under an Overdraft Facility; and/or
(c)	in the case of a proposed Credit Instrument, the amount of that proposed Credit Instrument,

and in the currency of that Fronted Facility to an interest-bearing account held in the name of that Facility B Lender with the Issuing Bank.
6.19
The Facility B Lender to whom a request has been made in accordance with paragraph 6.18 above shall enter into a security document or other form of collateral arrangement over the account, in form and substance satisfactory to the Issuing Bank and/or Overdraft Bank (as the case may be), as collateral for any amounts due and payable under this Agreement by that Facility B Lender to the Issuing Bank and/or Overdraft Bank in respect of that Fronted Facility.

6.20
Subject to clause 6.23 below, withdrawals from such an account may only be made to pay the Issuing Bank and/or Overdraft Bank amounts due and payable to it under this Agreement by the Non-Acceptable Bank in respect of that Fronted Facility until no amount is or may be outstanding under that Fronted Facility.

6.21	Each Facility B Lender shall notify the Facility Agent and the Company:
(a)	on the date of this Agreement or on any later date on which it becomes such a Facility B Lender if it is a Non-Acceptable Bank; and
(b)	as soon as practicable upon becoming aware of the same, that it is a Non-Acceptable Bank.
6.22
Any notice received by the Facility Agent pursuant to clause 6.21 above shall constitute notice to the Issuing Bank and the Overdraft Bank of that Facility B Lender's status and the Facility Agent shall, upon receiving each such notice, promptly notify the Issuing Bank and the Overdraft Bank and each other Facility B Lender of that Lender's status as specified in that notice.

6.23
Notwithstanding clause 6.20 above, a Lender which has provided cash collateral in accordance with this clause 6 may, by notice to the Issuing Bank and the Overdraft Bank, request that an amount equal to the amount provided by it as collateral in respect of the relevant Fronted Facility (together with any accrued interest) be returned to it:

(a)
to the extent that such cash collateral has not been applied in satisfaction of any amount due and payable under this Agreement by that Lender to the Issuing Bank in respect of the relevant Fronted Facility;

(b)	if:
(i)	it ceases to be a Non-Acceptable Bank;
(ii)	its obligations in respect of the relevant Fronted Facility are transferred to another Facility B Lender in accordance with the terms of this Agreement; or
(iii)	an Acceptable Bank has agreed to undertake that Facility B Lender's obligations in respect of the relevant Fronted Facility in accordance with the terms of this Agreement; and
(c)	if no amount is due and payable by that Facility B Lender in respect of a Fronted Facility, and the Issuing Bank and the Overdraft Bank (as applicable) shall pay that amount to the Lender within three (3) Business Days of that Lender's request (and shall cooperate with the Lender in order to procure that the relevant security or collateral arrangement is released and discharged).
6.24
To the extent that a Non-Acceptable Bank fails to provide cash collateral (or notifies the Issuing Bank that it will not provide cash collateral) in accordance with clauses 6.18 to 6.24 in respect of a proposed Fronted Facility, the Issuing Bank shall promptly notify the Company (with a copy to the Collateral Management Agent) and the Borrower of that proposed Fronted Facility may, at any time before the proposed Utilisation Date of that Fronted Facility, provide cash cover to an account with the Issuing Bank in an amount equal to that Lender's Fronted Proportion of the amount of that proposed Fronted Facility.
6.25
As an alternative to providing cash collateral under this clause 6, a Non-Acceptable Bank may satisfy its cash collateral obligations by providing to the Issuing Bank and/or the Overdraft Bank (as applicable) in a form and substance satisfactory to the Issuing Bank and/or Overdraft Bank and the Facility Agent such security or other credit support as the Issuing Bank, Overdraft and Facility Agent may require in support of such Non-Acceptable Bank's obligations in respect of Fronted Facilities under the relevant Tranche of Facility B.

Requirement for cash cover from Borrower
6.26	If:
(a)
a Non-Acceptable Bank fails to provide cash collateral or make a required payment (or notifies the Issuing Bank and/or Overdraft Bank (as the case may be) that it will not provide cash collateral or make such repayment) in accordance with clauses 6.18 to 6.24 (Cash collateral by Non Acceptable  Lender and Borrower's option to provide cash cover) in respect of a Fronted Facility that has been issued or made available;

(b)	the Issuing Bank and/or the Overdraft Bank (as the case may be) notifies the Company (with a copy to the Collateral Management Agent) that it requires the Borrower of the relevant:
(i)	Credit Instrument to provide cash cover to an account with the Issuing Bank in an amount equal to that Lender's Fronted Proportion of the outstanding amount of that Credit Instrument; or
(ii)	Overdraft Facility to repay that Lender's Fronted Proportion of such Overdraft Facility; and
(c)	that Borrower has not already provided such cash cover or repayment which (in the case of cash cover) is continuing to stand as collateral, then that Borrower shall provide such cash cover and make such repayment within three (3) Business Days of the notice referred to in paragraph (b) above.
Regulation and consequences of cash cover provided by Borrower
6.27
Notwithstanding clause 1.2(a)(xx) (Construction), the relevant Borrower may request that an amount equal to the cash cover (together with any accrued interest) provided by it pursuant to clauses 6.18 to 6.24 (Cash collateral by Non-Acceptable Bank and Borrower's option to provide cash cover) or clause 6.26 (Requirement for cash cover from Borrower) be returned to it:

(a)	to the extent that such cash cover has not been applied in satisfaction of any amount due and payable under this Agreement by that Borrower to the Issuing Bank in respect of a Credit Instrument;
(b)	if:
(i)	the relevant Lender ceases to be a Non-Acceptable Bank;
(ii)	the relevant Lender's obligations in respect of the Credit Instrument are transferred to another Facility B Lender under the same Tranche in accordance with the terms of this Agreement; or

(iii)	an Acceptable Bank has agreed to undertake that Facility B Lender's obligations in respect of the relevant Credit Instrument in accordance with the terms of this Agreement;
(c)	if no amount is due and payable by the relevant Lender in respect of the relevant Credit Instrument; and
(d)	if no Default is continuing,
and the Issuing Bank shall pay that amount to that Borrower within three (3) Business Days of that Borrower's request.
6.28
To the extent that a Borrower has provided cash cover pursuant to clauses 6.18 to 6.24 (Cash collateral by Non-Acceptable Bank and Borrower's option to provide cash cover) or clause 6.26 (Requirement for cash cover from Borrower), the relevant Lender's Fronted Proportion in respect of that Credit Instrument will remain (but that Lender's obligations in relation to that Credit Instrument may be satisfied in accordance with clause 1.2(a)(xx)(B) (Construction)). However the relevant Borrower's obligation to pay any Credit Instrument fee in relation to the relevant Credit Instrument to the Collection Account (for the account of that Lender) in accordance with clause 14.5 (Facility B fees) will be reduced proportionately as from the date on which it provides that cash cover (and for so long as the relevant amount of cash cover continues to stand as collateral).

6.29
The relevant Issuing Bank shall promptly notify the Collateral Management Agent of the extent to which a Borrower provides cash cover or repays an Overdraft Facility pursuant to clauses 6.18 to 6.24 (Cash collateral by Non-Acceptable Bank and Borrower's option to provide cash cover) or clause 6.26 (Requirement for cash cover from Borrower) and of any change in the amount of cash cover so provided.

Utilisation of Fronted Facilities when a Lender is a Non-Acceptable Bank
6.30	If, on the proposed Utilisation Date of a Fronted Facility, any Facility B Lender under the applicable Tranche is a Non-Acceptable Bank and:
(a)
that Lender has failed to provide cash collateral to the Issuing Bank in accordance with clauses 6.18 to 6.24 (Cash collateral by Non-Acceptable L/C Lender and Borrower's option to provide cash cover) or an alternative in accordance with clause 6.25; and

(b)
the Borrower of that proposed Fronted Facility has not exercised its right to provide cash cover to the Issuing Bank in accordance with clause 6.24 (Cash collateral by Non-Acceptable L/C Lender and Borrower's option to provide cash cover), the Issuing Bank may:
(i)
reduce the amount of that Fronted Facility by an amount equal to the amount of the participation of that Non-Acceptable Bank in respect of that Fronted Facility and that Non-Acceptable Bank shall be deemed not to have any participation (or obligation to indemnify the Issuing Bank) in respect of that Credit Instrument for the purposes of the Finance Documents; or

(ii)
proceed with the Utilisation of the Fronted Facility as requested by the Borrower on the basis that each Facility B Lender excluding for this purpose any Non-Acceptable Bank shall participate in such Utilisation on the basis of a Fronted Proportion calculated as if the Non-Acceptable Bank had ceased to be a Facility B Lender, and each such Facility B Lender shall (subject to not exceeding its Available Proposed Participation) be liable for such increased Fronted Proportion in relation to the Fronted Facility in the event that the Non-Acceptable Bank fails to comply with its obligations to provide cash collateral hereunder.

The Issuing Bank shall notify the Collateral Management Agent and the Company of each reduction made pursuant to this clause 6.30.  This clause 6.30 shall not affect the participation of each other Lender in that Credit Instrument.
Role of the Issuing Bank and Overdraft Bank - Facility B
6.31	Nothing in this Agreement constitutes an Issuing Bank or Overdraft Bank which has issued or entered into a Fronted Facility as a trustee or fiduciary of any other person.
6.32	An Issuing Bank or Overdraft Bank which has issued or entered into a Fronted Facility:
(a)	shall not be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account in respect of a Fronted Facility;
(b)	may accept deposits from, lend money to and generally engage in any kind of banking or other business with any Obligor;
(c)	may rely on:
(i)	any representation, notice or document believed by it to be genuine, correct and appropriately authorised; and
(ii)	any statement made by a director, authorised signatory or employee of any person regarding any matters which may reasonably be assumed to be within his knowledge or within his power to verify;
(d)	may engage, pay for and rely on the advice or services of any lawyers, accountants, surveyors or other experts;
(e)	may act in relation to the Fronted Facility through its personnel and agents; and
(f)	is not responsible for:
(i)
the adequacy, accuracy and/or completeness of any information (whether oral or written) provided by the Facility Agent, any Party (including itself), or any other person under or in connection with the Fronted Facility, the transactions contemplated by the Fronted Facility or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with the Fronted Facility; or

(ii)
the legality, validity, effectiveness, adequacy or enforceability of the Fronted Facility or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with the Fronted Facility.

Exclusion of liability
6.33
Without limiting clause 6.34 (Exclusion of liability) below, an Issuing Bank or Overdraft Bank which has issued or entered into a Fronted Facility will not be liable for any action taken by it under or in connection with that Fronted Facility, unless directly caused by its gross negligence or wilful misconduct.

6.34
No Party (other than an Issuing Bank or Overdraft Bank which has issued or entered into a Fronted Facility) may take any proceedings against any officer, employee or agent of that Issuing Bank or Overdraft Bank in respect of any claim it might have against that Issuing Bank or Overdraft Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Fronted Facility.

Terms of Fronted Facilities

6.35	Except as provided below, the terms of any Fronted Facility shall be those agreed by the relevant Issuing Bank or Overdraft Bank and the Company.
6.36	Those terms:
(a)	must be based upon normal commercial terms at that time (except as varied by this Agreement);
(b)	may allow only Borrowers to use Fronted Facilities; and
(c)	must comply with the provisions of this Agreement including, without limitation, in relation to Term, currency and amount.
6.37	If there is any inconsistency or conflict between any term of a Fronted Facility and any term of this Agreement, this Agreement shall prevail.
Amendments and Waivers - Fronted Facilities
6.38
No amendment or waiver of a term of any Fronted Facility shall require the consent of any Finance Party other than the relevant Issuing Bank or Overdraft Bank unless such amendment or waiver itself relates to or gives rise to a matter which would require an amendment of or under this Agreement (including, for the avoidance of doubt, under this clause 6).

Multi-Party TPA Agreements
6.39
Each of the Borrowers agrees to procure that the terms of any Multi-Party TPA Agreement shall comply with this clause 6.39 (Multi-Party TPA Agreements) (and the execution by a Finance Party of a Multi-Party TPA Agreement which does not comply with this 6.39 (Multi-Party TPA Agreements) shall not be construed as a waiver thereof unless expressly confirmed in writing by the Facility Agent acting on the instructions of all Lenders).  Each Multi-Party TPA Agreement shall:

(a)
contain an undertaking by the relevant TPA Counterparty to pay to the Hedging Provider or Clearing Provider (as the case may be) amounts payable by the Company to the Hedging Provider or Clearing Provider (as the case may be) under the relevant Hedging Provider Hedging Transaction or Clearing Provider Hedging Transaction (as the case may be) provided that (without prejudice to the Company's obligations to the Hedging Provider or Clearing Provider in respect of any Hedging Provider Hedging Transaction or Clearing Provider Hedging Transaction) the agreement shall state that the TPA Counterparty shall be liable to make such payments to the Hedging Provider or Clearing Provider only to the extent that the amount of those payments are capable of being converted into Overdraft Facilities with that TPA Counterparty (in its capacity as Overdraft Bank) pursuant to clause 6.10 (Payments under Multi-Party TPA Agreements) without contravening the conditions contained in this Agreement (and accordingly the TPA Counterparty shall not be liable to the Hedging Provider or Clearing Provider if it declines to make a payment by virtue of the provisions of such clause 6.10 (Payments under Multi-Party TPA Agreements));

(b)
provide that the Company's obligation to reimburse the TPA Counterparty in respect of payments made by it thereunder shall be discharged by conversion of the liability into an Overdraft Facility pursuant to clause 6.10 (Payments under Multi-Party TPA Agreements);

(c)
provide for the Security Agent (if instructed by the Majority Lenders) to be entitled to direct the TPA Counterparty to instruct the close-out of any hedging or clearing transactions (or upon any failure of the TPA Counterparty to do so, for the Security Agent to instruct such close-out directly);

(d)	be expressly capable of being assigned by the Company to the Security Agent pursuant to the relevant Security Agreement (but not otherwise);
(e)	provide that payments for the account of the Company thereunder shall be paid to its relevant Collection Account;
(f)	contain any notices and acknowledgements of assignment required by each Security Agreement;
(g)	be governed by English or Dutch law; and
(h)	not otherwise conflict with or cause the Company to breach the terms of this Agreement and any other Finance Document.
6.40	Pursuant to a Multi-Party TPA the Company may grant Security:
(a)
in favour of the Hedging Provider or Clearing Provider (as the case may be) in respect only of the Company's rights under and in connection with the Hedging Provider Hedging Transaction or Clearing Provider Hedging Transaction but not, for the avoidance of doubt, in respect of any inventory pledged to the Security Agent pursuant to the Transaction Security Documents; and

(b)
in favour of the TPA Counterparty provided that any proceeds of enforcement thereof shall be held by the TPA Counterparty on trust for the Finance Parties and applied in accordance with clause 34 (Payment Mechanics).

Master Agreements for FX hedging
6.41
Each of the Borrowers agrees to procure that the terms of any FX Hedging Provider Hedging Agreement shall comply with this clause 6.41 (Master Agreement for FX hedging) (and the execution by a Finance Party of a FX Hedging Provider Hedging Agreement which does not comply with this clause 6.41 (Master Agreement for FX hedging) shall not be construed as a waiver thereof unless expressly confirmed in writing by the Facility Agent acting on the instructions of all Lenders).  Each FX Hedging Provider Hedging Agreement shall:

(a)	be expressly capable of being assigned by the Borrower to the Security Agent pursuant to the relevant Security Agreement (but not otherwise);
(b)	provide that payments for the account of the Borrower thereunder shall be paid to its relevant Collection Account;
(c)	contain any notices and acknowledgements of assignment required by each Security Agreement;
(d)	be governed by English law; and
(e)	not otherwise conflict with or cause the Borrower to breach the terms of this Agreement and any other Finance Document.
Inconsistency and conflict
6.42
If there is any inconsistency or conflict between any term of a Multi-Party TPA Agreement or a Deed of Undertaking or a FX Hedging Provider Hedging Agreement and any term of this Agreement, this Agreement shall prevail.

Replacement of a Non-Acceptable Bank
6.43	The Company may, at any time after a Lender has:

(a)	become and continues to be a Non-Acceptable Bank; or
(b)
failed (and continues to fail) to provide cash collateral (or has notified the Issuing Bank, the Overdraft Bank or the Company (which has notified the Facility Agent)  that it will not provide cash collateral) in accordance with clauses 6.18 to 6.24 (Cash collateral by Non Acceptable  Lender and Borrower's option to provide cash cover), by giving ten (10) Business Days' notice to the Facility Agent and such Lender, replace such Lender by requiring such Lender to (and, to the extent permitted by law, such Lender shall) transfer pursuant to clause 27 (Changes to the Lenders) all (and not part only) of its rights and obligations under this Agreement to another Facility B Lender under the relevant Tranche which is an Acceptable Bank or (if no existing Facility B Lenders wish to acquire the same) to an Acceptable Bank designated by the Company, in each case in accordance with clause 27 (Changes to Lenders).
Any transfer of rights and obligations of a Non-Acceptable Bank pursuant to this clause 6.43 shall be subject to the following conditions:
(i)	the Company shall have no right to replace the Facility Agent, the Collateral Management Agent or the Security Agent;
(ii)	neither the Facility Agent nor the Non-Acceptable Bank shall have any obligation to the Company to find a replacement lender;
(iii)	the transfer must take place no later than 10 days after the Non-Acceptable Bank received the notice referred to above;
(iv)	in no event shall the Non-Acceptable Bank be required to pay or surrender to the Replacement Lender any of the fees received by the Non-Acceptable Bank pursuant to the Finance Documents; and
(v)
the Non-Acceptable Bank shall only be obliged to transfer its rights and obligations pursuant to this clause once it is satisfied that it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to that transfer to the replacement lender.  The Non-Acceptable Bank shall perform such checks as soon as reasonably practicable and shall notify the Facility Agent and the Company when it is satisfied that it has complied with those checks.

Reporting of Collection Account balances
6.44	The Collateral Management Agent shall notify to all Lenders on each Business Day the opening balance on each Collection Account on such day.
Reporting of margin balances
6.45
The Collateral Management Agent shall deliver to all Lenders on each Business Day of any margin statement (containing details of, amongst other things, initial margin, variation margin and account status) issued to the Collateral Management Agent by a Clearing Provider or Hedging Provider on such day (provided it is received by the Collateral Management Agent prior to midday on such day).

Section 4
 Repayment, Prepayment and Cancellation
7	Repayment
7.1	Repayment of Loans
(a)	Each Borrower which has drawn a Loan shall repay that Loan on the last day of its Interest Period.
(b)	Without prejudice to each Borrower's obligation under paragraph (a) above, if:
(i)	one or more Loans are to be made available to a Borrower:
(A)	on the same day that a maturing Loan is due to be repaid by that Borrower;
(B)	in the same currency as the maturing Loan; and
(C)	in whole or in part for the purpose of refinancing the maturing Loan; and
(ii)
the proportion borne by each Lender's participation in the maturing Loan to the amount of that maturing Loan is the same as the proportion borne by that Lender's participation in the new Loans to the aggregate amount of those new Loans, the aggregate amount of the new Loans shall, unless the relevant Borrower or the Parent notifies the Facility Agent to the contrary in the relevant Utilisation Request, be treated as if applied in or towards repayment of the maturing Loan so that:
(A)	if the amount of the maturing Loan exceeds the aggregate amount of the new Loans:
(1)	the relevant Borrower will only be required to make a payment under clause 34.1 (Payments to the Facility Agent) in an amount in the relevant currency equal to that excess; and
(2)
each Lender's participation in the new Loans shall be treated as having been made available and applied by the relevant Borrower in or towards repayment of that Lender's participation in the maturing Loan and that Lender will not be required to make a payment under clause 34.1 (Payments to the Facility Agent) in respect of its participation in the new Loans; and

(B)	if the amount of the maturing Loan is equal to or less than the aggregate amount of the new Loans:
(1)	the relevant Borrower will not be required to make a payment under clause 34.1 (Payments to the Facility Agent); and
(2)
each Lender will be required to make a payment under clause 34.1 (Payments to the Facility Agent) in respect of its participation in the new Loans only to the extent that its participation in the new Loans exceeds that Lender's participation in the maturing Loan and the remainder of that Lender's participation in the new Loans shall be treated as having been made available and applied by the relevant Borrower in or towards repayment of that Lender's participation in the maturing Loan.

7.2	Repayment of Overdraft Facilities
(a)	Without prejudice to clauses 7.2(b) and 25.2(e), each Overdraft Facility shall be repayable on demand and if not demanded shall be repayable on the Termination Date.
(b)	If an Overdraft Bank proposes to demand repayment of an Overdraft Facility it shall notify the Facility Agent and the Company in writing of such proposal and:
(i)	the Facility Agent shall inform the Collateral Management Agent and the other Lenders within one (1) Business Day of receipt thereof; and
(ii)
(subject to clause 7.2(d)) all Overdraft Facilities with that Overdraft Bank shall be repayable on the date which is five (5) Business Days from the date of the Facility Agent's notice under clause 7.2(b)(i) (the Demand Repayment Date).

(c)
Upon receipt by each other Lender of the Facility Agent's notice referred to in paragraph 7.2(b)(ii), each other Overdraft Bank shall be entitled to demand repayment on the Demand Repayment Date of all (but not part) of the Overdraft Facilities entered into between it and the Borrowers and shall notify the Facility Agent and the Collateral Management Agent if it wishes to do so (and the amounts to be repaid) no later than two (2) Business Days prior to the Demand Repayment Date.  The Facility Agent shall promptly notify the Company which Overdraft Banks have demanded repayment and the amounts to be repaid;

(d)
Provided that no Event of Default has occurred and is continuing, on the Demand Repayment Date the Collateral Management Agent shall apply all monies held on the Collection Accounts towards the discharge of the amounts demanded and due on that date in respect of Overdraft Facilities.  To the extent any amounts remain outstanding and provided that no Event of Default occurs and is continuing the Borrowers shall have a further twenty (20) days to procure that all Overdraft Facilities which have been demanded are repaid in full by application of monies received from third parties into the Collection Account.  Failure to pay all amounts due upon the expiry of the twenty (20) day period shall constitute an Event of Default.

(e)	No Lender shall be obliged to make any Utilisation on or prior to the date on which all Overdraft Facilities which have been the subject of a demand have been repaid in full by the Borrowers.
(f)	Each Overdraft Bank which demands repayment of its Overdraft Facilities shall:
(i)
on the Demand Repayment Date be deemed to have issued a Facility B Declining Notice pursuant to clause 2.2(e)(iii) and the provisions of clause 2.2(e) (Facility B Declining Lenders) shall apply in respect thereof; and

(ii)	as soon as reasonably practicable instruct the close-out of all hedging arrangements in respect of which it is TPA Counterparty.
8	Voluntary prepayment and cancellation
8.1	Voluntary cancellation
A Borrower (or the Company on its behalf) may, if it gives the Facility Agent not less than five (5) Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, cancel the whole or any part (being a minimum amount of $5,000,000 or EUR5,000,000) of an Available Facility. Any cancellation under this clause 8.1 shall reduce the Proposed Participations of the Lenders rateably under that Facility.

8.2	Voluntary prepayment of Loans
A Borrower may, if it (or the Company on its behalf) gives the Facility Agent not less than five (5) Business Days' (or such shorter period as the Majority Lenders may agree) prior notice, prepay the whole or any part of a Loan (but, if in part, being an amount that reduces the amount of that Loan by a minimum amount of $5,000,000 or EUR5,000,000 (as applicable)).
8.3	Right of cancellation and repayment in relation to a single Lender, Issuing Bank or Overdraft Bank
(a)	If:
(i)	any sum payable to any Lender, Issuing Bank or Overdraft Bank by an Obligor is required to be increased under paragraph (c) of clause 15.2 (Tax gross-up);
(ii)	any Lender, Issuing Bank or Overdraft Bank claims indemnification from the Company or an Obligor under clause 15.3 (Tax indemnity) or clause 16.1 (Increased costs); or
(iii)
at any time on or after the date which is six (6) months before the earliest FATCA Application Date for any payment by a Party to a Lender (or to the Facility Agent for the account of that Lender), that Lender is not, or has ceased to be, a FATCA Exempt Party and, as a consequence, a Party will be required to make a FATCA Deduction from a payment to that Lender (or to the Facility Agent for the account of that Lender) on or after that FATCA Application Date, the Company may, whilst the circumstance giving rise to the requirement for that increase or indemnification or FATCA Deduction continues, give the Facility Agent notice of cancellation of the Proposed Participation of that Lender and its intention to procure the repayment of that Lender's participation or liability in the Utilisations and (if such circumstances relate to the Issuing Bank or Overdraft Bank) of repayment of outstanding Fronted Facility issued or made available by it and cancellation of its appointment as an Issuing Bank or Overdraft Bank (as the case may be) under this Agreement in relation to any Fronted Facilities to be issued in the future.
(b)	On receipt of a notice referred to in paragraph (a) above in relation to a Lender, the Proposed Participation of that Lender shall immediately be reduced to zero.
(c)
On the last day of each Interest Period which ends after the Company has given notice under paragraph (a) above in relation to a Lender (or, if earlier, the date specified by the Company in that notice), each Borrower, to which a loan is outstanding shall repay that Lender's participation in that Loan together with all interest and other amounts accrued under the Finance Documents.

8.4	Right of cancellation in relation to a Non-Acceptable Bank
(a)
If any Facility B Lender becomes a Non-Acceptable Bank, the Company may, at any time whilst the Facility B Lender continues to be a Non-Acceptable Bank, give the Facility Agent fifteen (15) Business Days' notice of cancellation of each Available Proposed Participation of that Lender.

(b)	On the notice referred to in paragraph (a) above becoming effective, each Available Proposed Participation of the Non-Acceptable Bank shall immediately be reduced to zero.
(c)	The Facility Agent shall as soon as practicable after receipt of a notice referred to in paragraph (a) above, notify all the Lenders.

9	Mandatory prepayment and cancellation
9.1	Illegality
If it is or becomes unlawful in any applicable jurisdiction for a Lender to perform any of its obligations as contemplated by this Agreement or to fund, issue or maintain its participation in any Utilisation including to leave outstanding any Fronted Facilities, that Lender shall promptly notify the Facility Agent upon becoming aware of that event and, upon the Facility Agent notifying the Company (and if requested by the relevant Lender):
(a)	the Available Proposed Participation of that Lender will be immediately cancelled; and/or
(b)	Company shall (or shall procure that the relevant Borrower shall) immediately provide full cash cover in respect of that Lender's participation in any outstanding Credit Instrument; and/or
(c)
each Borrower shall repay that Lender's participation in the Utilisations made to that Borrower on the last day of the Interest Period for each Utilisation occurring after the Facility Agent has notified the Company (or within three (3) Business Days in relation to Overdraft Facilities) or, if earlier, the date specified by the Lender in the notice delivered to the Facility Agent (being no earlier than the last day of any applicable grace period permitted by law), and that Lender's corresponding Proposed Participation shall be cancelled in the amount of the participations repaid.
9.2	Illegality in relation to Issuing Bank or Overdraft Bank
If it becomes unlawful for an Issuing Bank or an Overdraft Bank to issue or leave outstanding any Fronted Facility, then:
(e)	that Issuing Bank or Overdraft Bank shall promptly notify the Facility Agent upon becoming aware of that event;
(a)	any Overdraft Facility with such Overdraft Bank will be immediately cancelled;
(f)	any obligation of such Issuing Bank to issue any Credit Instrument will be immediately cancelled; and
(g)
the Company shall, or shall notify the relevant Borrower and upon such notice that Borrower shall, use its best endeavours to procure the release of each Credit Instrument issued by a relevant Issuing Bank and outstanding at such time and until such release has been effected the Company shall (or shall procure that the relevant Borrower shall) immediately provide full cash cover in respect of such Credit Instruments.

9.3	Change of Control
Upon the occurrence of:
(a)	a Change of Control; or
(b)	the sale of all or substantially all of the assets of the Group whether in a single transaction or a series of related transactions,
(i)	the Company shall promptly notify the Facility Agent upon becoming aware of that event;
(ii)	a Lender shall not be obliged to fund a Utilisation;

(iii)	a Lender shall not be obliged to enter into or issue a Fronted Facility; and
(iv)
if a Lender so requires and notifies the Facility Agent within twenty (20) days of the Company notifying the Facility Agent of the event the Facility Agent shall, by not less than twenty (20) days' notice to the Company, cancel the Proposed Participation of that Lender and declare the participation or liability of that Lender in all outstanding Utilisations, together with accrued interest, and all other amounts accrued under the Finance Documents immediately due and payable, whereupon the Proposed Participation of that Lender will be cancelled and all such outstanding amounts will become immediately due and payable, and the Company shall procure that the relevant Borrower shall use its best endeavours to procure the release of each Credit Instrument issued by that Lender and outstanding at that time and until such release has been effected the Company shall procure that the relevant Borrower shall immediately provide full cash cover in respect of such Credit Instruments.

9.4	Ultimate beneficial ownership
Other than in respect of the Parent listed on the New York Stock Exchange, in the case of any (direct or indirect) change in respect of 10% or more of the votes that might be cast at a general meeting of an Obligor or 10% or more of the issued share capital of an Obligor after the date of this Agreement:
(a)	the Company shall by 10 Business Days' prior written notice to the Facility Agent request the Lenders to provide their written consent to such change;
(b)	the Facility Agent will immediately upon receipt of that request inform the Lenders;
(c)	each Lender will within 5 Business Days from it being notified inform the Facility Agent whether or not it consents to such change; and
(d)	no Lender will withhold its consent, except if required to comply with Applicable KYC Procedures; and
(e)	if a Lender withholds its consent for any of the reasons set out in paragraph (d) above, on completion of such change:
(i)	such Borrower must immediately prepay that Lender's share in all outstanding Utilisations; and
(ii)	the Proposed Participations of that Lender will be immediately cancelled.
10	Restrictions
10.1	Notices of Cancellation or Prepayment
Any notice of cancellation, prepayment, authorisation or other election given by any Party under clause 8 (Voluntary prepayment and cancellation) or clause 9 (Mandatory prepayment and cancellation) shall (subject to the terms of those clauses) be irrevocable and, unless a contrary indication appears in this Agreement, shall specify the date or dates upon which the relevant cancellation or prepayment is to be made and the amount of that cancellation or prepayment.
10.2	Interest and other amounts
Any prepayment under this Agreement shall be made together with accrued interest on the amount prepaid and, subject to any Break Costs, without premium or penalty.

10.3	Prepayment in accordance with Agreement
(a)	Unless a contrary indication appears in this Agreement, any part of Facility A which is prepaid or repaid may be reborrowed in accordance with the terms of this Agreement.
(b)
The Borrowers shall not repay or prepay all or any part of the Loans or cancel all or any part of the Proposed Participations except at the times and in the manner expressly provided for in this Agreement.

10.4	No reinstatement of Proposed Participations
No amount of the Total Proposed Participations cancelled under this Agreement may be subsequently reinstated.
10.5	Facility Agent's receipt of Notices
If the Facility Agent receives a notice under clause 8 (Voluntary prepayment and cancellation) or clause 9 (Mandatory prepayment and cancellation), it shall promptly forward a copy of that notice or election to the Company or the affected Lender(s), as appropriate.
10.6	Effect of repayment and prepayment on Proposed Participations
If all or part of any Lender's participation in a Loan is repaid or prepaid and is not available for redrawing, an amount of that Lender's Proposed Participation (equal to the Base Currency Amount of the participation which is repaid or prepaid) will be deemed to be cancelled on the date of repayment or prepayment.

Section 5
 Costs of Utilisation
11	Interest
11.1	Calculation of interest - Facility A
The rate of interest on each Loan for each Interest Period is the percentage rate per annum which is the aggregate of the applicable:
(a)	Margin; and
(b)	LIBOR or, in relation to any Loan in euro, EURIBOR.
11.2	Calculation of interest - Overdraft Facilities
The rate of interest on each Overdraft Facility is the percentage rate per annum which is the aggregate of:
(a)	the Facility B Margin; and
(b)	the rate calculated by the relevant Overdraft Bank as representing its cost of funds.
11.3	Payment of interest
(a)	Loans
On the last day of each Interest Period (and, if the Interest Period is longer than six (6) Months, on the dates falling at six (6) Monthly intervals after the first day of the Interest Period) the Borrower to which a Loan has been made shall pay accrued interest on the Loan to which that Interest Period relates.
(b)	Overdraft Facilities
Interest in respect of Overdraft Facilities shall accrue on a daily basis and shall be calculated and payable within five (5) Business Days after the end of each calendar month (notwithstanding that the Overdraft Facility may have been cancelled and/or repaid during that month in accordance with its terms and/or with the terms of this Agreement). On the calculation date each Overdraft Bank shall notify the Company of any interest payable by the Borrowers as at that date.  A failure by an Overdraft Bank to notify the Company of any interest payable hereunder shall not prejudice the Lenders' rights to receive such interest.  The amount of interest payable to an Overdraft Bank shall be payable from an Overdraft Facility with such Overdraft Bank without the need for a Utilisation Request provided the conditions in clauses 5.4(c) to 5.4(f) are met (the Overdraft Bank is authorised and instructed to transfer the relevant funds directly to the Collection Account), failing which the Company shall instruct the payment and, if not done by the Company within three (3) Business Days, the Collateral Management Agent shall be authorised to debit the Collection Account (and the Borrowers shall immediately pay any shortfall to the extent all interest obligations are not satisfied therefrom).
11.4	Default interest
(a)
If an Obligor fails to pay any amount payable by it under a Finance Document on its due date, interest shall accrue on the overdue amount from the due date up to the date of actual payment (both before and after judgment) at a rate which, subject to paragraph (ii) below, is two (2) per cent. per annum higher than:

(i)	in respect of a Loan, the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted a Loan under the relevant Facility in the currency of the overdue amount for successive Interest Periods, each of a duration selected by the Facility Agent (acting reasonably); and
(ii)
in respect of an Overdraft Facility, the rate which would have been payable if the overdue amount had, during the period of non-payment, constituted an Overdraft Facility of the type to which the overdue amount relates in the currency of the overdue.

Any interest accruing under this clause 11.4 shall be immediately payable by the Obligor on demand by the Facility Agent.
(b)	If any overdue amount consists of all or part of a Utilisation which became due on a day which was not the last day of an Interest Period relating to that Utilisation:
(i)	the first Interest Period for that overdue amount shall have a duration equal to the unexpired portion of the current Interest Period relating to that Utilisation; and
(ii)
the rate of interest applying to the overdue amount during that first Interest Period shall be two (2) per cent. per annum higher than the rate which would have applied if the overdue amount had not become due.

(c)
Default interest (if unpaid) arising on an overdue amount will be compounded with the overdue amount at the end of each Interest Period applicable to that overdue amount but will remain immediately due and payable.

11.5	Notification of rates of interest
(a)	The Facility Agent shall promptly notify the relevant Lenders and the relevant Borrower (or the Company) of the determination of a rate of interest under this Agreement in respect of Facility A.
(b)	The relevant Overdraft Bank shall notify the relevant Borrower of a determination of a rate of interest in respect of an Overdraft Facility.
12	Interest Periods
12.1	Selection of Interest Periods
(a)	A Borrower (or the Company on behalf of a Borrower) may select an Interest Period for a Loan in the Utilisation Request for that Loan.
(b)	Subject to this clause 12, a Borrower (or the Company on behalf of a Borrower) may select an Interest Period of 1, 3 or 6 Months or any other period agreed between:
(i)
the Borrower (or the Company on its behalf) and the Facility Agent (acting on the instructions of the Majority Lenders) in respect of proposed Interest Periods not exceeding six (6) Months and not less than one (1) Month; and

(ii)
the Borrower (or the Company on its behalf) and the Facility Agent (acting on the instructions of all the Lenders) in respect of proposed Interest Periods in excess of six (6) Months and less than one (1) Month.

(c)	An Interest Period for a Loan shall not extend beyond the Termination Date applicable to its Facility.
(d)	A Loan has one Interest Period only.

12.2	Non-Business Days
If an Interest Period would otherwise end on a day which is not a Business Day, that Interest Period will instead end on the next Business Day in that calendar month (if there is one) or the preceding Business Day (if there is not).
13	Changes to the Calculation of Interest
13.1	Absence of quotations
Subject to clause 13.2 (Market disruption) if LIBOR or, if applicable, EURIBOR is to be determined by reference to the Reference Banks but a Reference Bank does not supply a quotation by the Specified Time on the Quotation Day, the applicable LIBOR or EURIBOR shall be determined on the basis of the quotations of the remaining Reference Banks.
13.2	Market disruption
(a)
If a Market Disruption Event occurs in relation to a Loan for any Interest Period, then the rate of interest on each Lender's share of that Loan for the Interest Period shall be the percentage rate per annum which is the sum of:

(i)	the Margin; and
(ii)
the rate notified to the Facility Agent by that Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that Lender of funding its participation in that Loan from whatever source it may reasonably select.

(b)	If:
(i)	the percentage rate per annum notified by a Lender pursuant to paragraph (a)(ii) above is less than LIBOR or, if applicable, EURIBOR; or
(ii)	a Lender has not notified the Facility Agent of a percentage rate per annum pursuant to paragraph (a)(ii) above, the cost to that Lender of funding its participation in that Loan for that Interest Period shall be deemed, for the purposes of paragraph (a) above, to be LIBOR or EURIBOR (as applicable).
(c)	If a Market Disruption Event occurs, the Facility Agent shall, as soon as is practicable, notify the Company.
(d)	In this Agreement:
Market Disruption Event means:
(i)
at or about noon on the Quotation Day for the relevant Interest Period LIBOR or, if applicable, EURIBOR is to be determined by reference to the Reference Banks and none or only one of the Reference Banks supplies a rate to the Facility Agent to determine LIBOR or, if applicable, EURIBOR for the relevant currency and Interest Period; or

(ii)
before close of business in London on the Quotation Day for the relevant Interest Period, the Facility Agent receives notifications from a Lender or Lenders (whose participations in a Loan exceed twenty (20) per cent. of that Loan) that the cost to it of funding its participation in that Loan from whatever source it may reasonably select would be in excess of LIBOR or, if applicable, EURIBOR.

13.3	Alternative basis of interest or funding
(a)
If a Market Disruption Event occurs and the Facility Agent (acting on the instructions of all the Lenders) or the Company so requires, the Facility Agent and the Company shall enter into negotiations (for a period of not more than thirty (30) days) with a view to agreeing a substitute basis for determining the rate of interest.

(b)	Any alternative basis agreed pursuant to paragraph (a) above shall, with the prior consent of all the Lenders and the Company, be binding on all Parties.
13.4	Break Costs
(a)
Each Borrower shall, within three Business Days of demand by a Finance Party, pay to that Finance Party its Break Costs attributable to all or any part of a Loan or Unpaid Sum being paid by that Borrower on a day other than the last day of an Interest Period for that Loan or Unpaid Sum.

(b)	Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Break Costs for any Interest Period in which they accrue.
14	Fees
14.1	Commitment fee - Facility A
(a)
The Company shall pay to the Facility Agent (for the account of each Lender) a fee in dollars computed at the rate of 40 per cent. per annum of the Facility A Margin on that Lender's Available Proposed Participation in relation to Facility A for the Availability Period.

(b)
The accrued commitment fee is payable on the last day of each successive period of three (3) Months which ends during the Availability Period in relation to the relevant Facility, on the last day of the Availability Period in relation to the relevant Facility and on the cancelled amount of the relevant Lender's Proposed Participation at the time the cancellation is effective.

14.2	Upfront fees
The Company shall pay to the Lenders upfront fees in the amounts and at the times agreed in a Fee Letter.
14.3	Agency fee
The Company shall pay to the Facility Agent (for its own account) and the Collateral Management Agent (for its own account) agency fees in the amounts and at the times agreed in a Fee Letter.
14.4	Security Agent fee
The Company shall pay to the Security Agent (for its own account) a security agent fee in the amount and at the times agreed in a Fee Letter.
14.5	Facility B fees
(a)	The Company shall pay the relevant Issuing Bank or Overdraft Bank (for the account of each relevant Facility B Lender) fees in Dollars calculated at the following rates:
(i)	in respect of each documentary letter of credit issued by an Issuing Bank, 0.175% flat per quarter or part thereof of the value of the letter of credit or the amount of the drawings honoured thereunder, whichever is higher, payable (subject to paragraph (b) below) upon maturity;
(ii)
in respect of each standby letter of credit issued by an Issuing Bank, 0.22% flat per quarter or part thereof of the value of the standby letter of credit or the amount paid in cancellation of the standby letter of credit, whichever is higher, payable (subject to paragraph (b) below) upon maturity;

(iii)	in respect of each guarantee issued by an Issuing Bank, 2% per annum of the maximum amount of the guarantee payable (subject to paragraph (b) below) upon issuance of the guarantee; and
(iv)
in respect of each open account payment made by a Borrower to any person which is funded by way of a utilisation under an Overdraft Facility, 0.1% per annum of the open account payment payable (subject to paragraph (b) below) on the date of such payment.

(b)
Facility B fees payable to an Issuing Bank (other than fronting fees) shall be calculated and payable within one Business Day after the end of each calendar month. On the calculation date each Issuing Bank shall notify the Company of any fees (other than fronting fees) payable by the Borrowers as at that date.  A failure by an Issuing Bank to notify the Company of any such fees shall not prejudice the Lenders' rights to receive the same.  If the relevant Issuing Bank is also an Overdraft Bank, such fees shall be payable from an Overdraft Facility with such Issuing Bank (in its capacity as Overdraft Bank) without the need for a Utilisation Request provided the conditions in clauses 5.4(c) to 5.4(f) are met (the Overdraft Bank is authorised and instructed to transfer the relevant funds directly to the Collection Account), failing which the Company shall instruct the payment and, if not done by the Company within three (3) Business Days, the Collateral Management Agent shall be authorised to debit the Collection Account (and the Borrowers shall immediately pay any shortfall to the extent all interest obligations are not satisfied therefrom).

14.6	Fronting fees – Facility B Tranche 1
In relation to Facility B Tranche 1, the Borrowers shall pay to the Issuing Bank and Overdraft Bank (in each case for its own account) a fronting fee in the amounts and at the times agreed in a Fee Letter.  Such fees shall be payable from an Overdraft Facility with the relevant Overdraft Bank or (if it is also an Overdraft Bank) Issuing Bank (in its capacity as Overdraft Bank) without the need for a Utilisation Request provided the conditions in clauses 5.4(c) to 5.4(f) are met (the Overdraft Bank is authorised and instructed to debit the relevant Overdraft Facility for its own account), failing which (including if the relevant Issuing Bank is not an Overdraft Bank) the Company shall instruct the payment and, if not done by the Company within three (3) Business Days, the Collateral Management Agent shall be authorised to debit the Collection Account for payment to the relevant Issuing Bank or Overdraft Bank (and the Borrowers shall immediately pay to the Issuing Bank or Overdraft Bank any shortfall to the extent such fronting fee is not satisfied therefrom).

Section 6
 Additional Payment Obligations
15	Tax Gross Up and Indemnities
15.1	Definitions
(a)	In this Agreement:
FATCA Payment means either:
(a)	the increase in a payment made by an Obligor to a Finance Party under clause 15.8 (FATCA Deduction and gross-up by Obligor) or clause 15.9 (FATCA Deduction by Finance Party); or
(b)	a payment under clause 15.9 (FATCA Deduction by Finance Party).
Protected Party means a Finance Party which is or will be subject to any liability or required to make any payment for or on account of Tax in relation to a sum received or receivable (or any sum deemed for the purposes of Tax to be received or receivable) under a Finance Document.
Tax Credit means a credit against, relief or remission for, or repayment of, any Tax.
Tax Deduction means a deduction or withholding for or on account of Tax from a payment under a Finance Document, other than a FATCA Deduction.
Tax Payment means either the increase in a payment made by an Obligor to a Finance Party under clause 15.2 (Tax gross-up) or a payment under clause 15.3 (Tax indemnity).
(b)	Unless a contrary indication appears, in this clause 15 a reference to determines or determined means a determination made in the absolute discretion of the person making the determination.
15.2	Tax gross-up
(a)	Each Obligor shall make all payments to be made by it without any Tax Deduction, unless a Tax Deduction is required by law.
(b)
The Company shall promptly upon becoming aware that an Obligor must make a Tax Deduction (or that there is any change in the rate or the basis of a Tax Deduction) notify the Facility Agent accordingly.  Similarly, a Lender, Overdraft Bank or Issuing Bank shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Lender, Overdraft Bank or Issuing Bank.  If the Facility Agent receives such notification from a Lender, Overdraft Bank or Issuing Bank it shall notify the Company and that Obligor.

(c)
If a Tax Deduction is required by law to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required.

(d)
If an Obligor is required to make a Tax Deduction, that Obligor shall make that Tax Deduction and any payment required in connection with that Tax Deduction within the time allowed and in the minimum amount required by law.

(e)
Within thirty (30) days of making either a Tax Deduction or any payment required in connection with that Tax Deduction, the Obligor making that Tax Deduction shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the Tax Deduction has been made or (as applicable) any appropriate payment paid to the relevant taxing authority.
15.3	Tax indemnity
(a)
The Company shall (within three Business Days of demand by the Facility Agent) pay to a Protected Party an amount equal to the loss, liability or cost which that Protected Party determines will be or has been (directly or indirectly) suffered for or on account of Tax by that Protected Party in respect of a Finance Document.

(b)	Paragraph (a) above shall not apply:
(i)	with respect to any Tax assessed on a Finance Party:
(A)
under the law of the jurisdiction in which that Finance Party is incorporated or, if different, the jurisdiction (or jurisdictions) in which that Finance Party is treated as resident for tax purposes; or

(B)	under the law of the jurisdiction in which that Finance Party's Facility Office is located in respect of amounts received or receivable in that jurisdiction, if that Tax is imposed on or calculated by reference to the net income received or receivable (but not any sum deemed to be received or receivable) by that Finance Party; or
(ii)	to the extent a loss, liability or cost:
(A)	is compensated for by an increased payment under clause 15.2 (Tax gross-up), clause 15.8 (FATCA Deduction and gross-up by Obligor) or clause 15.9 (FATCA Deduction by Finance Party); or
(B)	is compensated for by a payment under clause 15.9 (FATCA Deduction by Finance Party).
(c)
A Protected Party making, or intending to make a claim under paragraph (a) above shall promptly notify the Facility Agent of the event which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Company.

(d)	A Protected Party shall, on receiving a payment from an Obligor under this clause 15.3, notify the Facility Agent.
15.4	Tax Credit
If an Obligor makes a Tax Payment and the relevant Finance Party determines that:
(a)	a Tax Credit is attributable to an increased payment of which that Tax Payment forms part, to that Tax Payment or to a Tax Deduction in consequence of which that Tax Payment was required; and
(b)	that Finance Party has obtained, utilised and retained that Tax Credit, the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the Tax Payment not been required to be made by the Obligor.
15.5	Stamp taxes
The Company shall pay and, within three (3) Business Days of demand, indemnify each Secured Party and Arranger against any cost, loss or liability that Secured Party or Arranger incurs in relation to all stamp duty, registration and other similar Taxes payable in respect of any Finance Document.
15.6	VAT
(a)
All amounts expressed to be payable under a Finance Document by any Party to a Finance Party which (in whole or in part) constitute the consideration for any supply for VAT purposes are deemed to be exclusive of any VAT which is chargeable on that supply, and accordingly, subject to paragraph (b) below, if VAT is or becomes chargeable on any supply made by any Finance Party to any Party under a Finance Document and such Finance Party is required to account to the relevant tax authority for the VAT, that Party must pay to such Finance Party (in addition to and at the same time as paying any other consideration for such supply) an amount equal to the amount of the VAT (and such Finance Party must promptly provide an appropriate VAT invoice to that Party).

(b)
If VAT is or becomes chargeable on any supply made by any Finance Party (the Supplier) to any other Finance Party (the Recipient) under a Finance Document, and any Party other than the Recipient (the Relevant Party) is required by the terms of any Finance Document to pay an amount equal to the consideration for that supply to the Supplier (rather than being required to reimburse or indemnify the Recipient in respect of that consideration):

(i)
(where the Supplier is the person required to account to the relevant tax authority for the VAT) the Relevant Party must also pay to the Supplier (at the same time as paying that amount) an additional amount equal to the amount of the VAT.  The Recipient must (where this paragraph (i) applies) promptly pay to the Relevant Party an amount equal to any credit or repayment the Recipient receives from the relevant tax authority which the Recipient reasonably determines relates to the VAT chargeable on that supply; and

(ii)
(where the Recipient is the person required to account to the relevant tax authority for the VAT) the Relevant Party must promptly, following demand from the Recipient, pay to the Recipient an amount equal to the VAT chargeable on that supply but only to the extent that the Recipient reasonably determines that it is not entitled to credit or repayment from the relevant tax authority in respect of that VAT.

(c)
Where a Finance Document requires any Party to reimburse or indemnify a Finance Party for any cost or expense, that Party shall reimburse or indemnify (as the case may be) such Finance Party for the full amount of such cost or expense, including such part thereof as represents VAT, save to the extent that such Finance Party reasonably determines that it is entitled to credit or repayment in respect of such VAT from the relevant tax authority.

(d)
Any reference in this clause 15.6 to any Party shall, at any time when such Party is treated as a member of a group for VAT purposes, include (where appropriate and unless the context otherwise requires) a reference to the representative member of such group at such time (the term representative member to have the same meaning as in the Value Added Tax Act 1994).

(e)
In relation to any supply made by a Finance Party to any Party under a Finance Document, if reasonably requested by such Finance Party, that Party must promptly provide such Finance Party with details of that Party's VAT registration and such other information as is reasonably requested in connection with such Finance Party's VAT reporting requirements in relation to such supply.

15.7	FATCA Information
(a)	Subject to clause 15.7(c) below, each Party shall, within ten (10) Business Days of a reasonable request by another Party:

(i)	confirm to that other Party whether it is:
(A)	a FATCA Exempt Party; or
(B)	not a FATCA Exempt Party,
(ii)
supply to that other Party such forms, documentation and other information relating to its status under FATCA as that other Party reasonably requests for the purposes of that other Party's compliance with FATCA; and

(iii)
supply to that other Party such forms, documentation and other information relating to its status as that other Paty reasonably requests for the purposes of that other Party's compliance with any other law, regulation, or exchange of information regime.

(b)
If a Party confirms to another Party pursuant to clause (A) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that Party shall notify that other Party reasonably promptly.

(c)	Clause 15.7(a) above shall not oblige any Finance Party to do anything which would or might in its reasonable opinion constitute a breach of:
(i)	any law or regulation;
(ii)	any fiduciary duty; or
(iii)	any duty of confidentiality.
(d)
If a Party fails to confirm its status or to supply forms, documentation or other information requested in accordance with clause 15.7(a) above (including, for the avoidance of doubt, where clause 15.7(c) above applies), then such Party shall be treated for the purposes of the Finance Documents (and payments under them) as if it is not a FATCA Exempt Party until such time as the Party in question provides the requested confirmation, forms, documentation or other information.

(e)	If a Borrower is a US Tax Obligor, or where the Facility Agent reasonably believes that its obligations under FATCA require it, each Lender shall, within ten (10) Business Days of:
(i)	where a Borrower is a US Tax Obligor and the relevant Lender is an Original Lender, the date of this Agreement;
(ii)	where a Borrower is a US Tax Obligor and the relevant Lender is a New Lender, the relevant Transfer Date;
(iii)	the date a new US Tax Obligor accedes as a Borrower; or
(iv)	where the Borrower is not a US Tax Obligor, the date of a request from the Facility Agent, supply to the Facility Agent:
(v)	a withholding certificate on Form W-8 or Form W-9 (or any successor form) (as applicable); or
(vi)	any withholding statement and other documentation, authorisations and waivers as the Facility Agent may require to certify or establish the status of such Lender under FATCA.
The Facility Agent shall provide any withholding certificate, withholding statement, documentation, authorisations and waivers it receives from a Lender pursuant to this paragraph (e) to the Borrower and shall be entitled to rely on any such withholding certificate, withholding statement, documentation, authorisations and waivers provided without further verification.  The Facility Agent shall not be liable for any action taken by it under or in connection with this paragraph (e).
(f)
Each Lender agrees that if any withholding certificate, withholding statement, documentation, authorisations and waivers provided to the Facility Agent pursuant to paragraph (e) above is or becomes materially inaccurate or incomplete, it shall promptly update such withholding certificate, withholding statement, documentation, authorisations and waivers or promptly notify the Facility Agent in writing of its legal inability to do so.  The Facility Agent shall provide any such updated withholding certificate, withholding statement, documentation, authorisations and waivers to the Borrower.  The Facility Agent shall not be liable for any action taken by it under or in connection with this paragraph (f).

15.8	FATCA Deduction and gross-up by Obligor
(a)
If an Obligor is required to make a FATCA Deduction, that Obligor shall make that FATCA Deduction and any payment required in connection with that FATCA Deduction within the time allowed and in the minimum amount required by FATCA.

(b)
If a FATCA Deduction is required to be made by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after making any FATCA Deduction) leaves an amount equal to the payment which would have been due if no FATCA Deduction had been required.

(c)
The Company shall promptly upon becoming aware that an Obligor must make a FATCA Deduction (or that there is any change in the rate or the basis of a FATCA Deduction) notify the Facility Agent accordingly. Similarly, a Finance Party shall notify the Facility Agent on becoming so aware in respect of a payment payable to that Finance Party. If the Facility Agent receives such notification from a Finance Party it shall notify the Company and that Obligor and the Facility Agent shall notify the other Parties.

(d)
Within thirty (30) days of making either a FATCA Deduction or any payment required in connection with that FATCA Deduction, the Obligor making that FATCA Deduction or payment shall deliver to the Facility Agent for the Finance Party entitled to the payment evidence reasonably satisfactory to that Finance Party that the FATCA Deduction has been made or (as applicable) any appropriate payment paid to the relevant governmental or taxation authority.

15.9	FATCA Deduction by a Finance Party
(a)
Each Finance Party may make any FATCA Deduction it is required by FATCA to make, and any payment required in connection with that FATCA Deduction, and no Finance Party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.  A Finance Party which becomes aware that it must make a FATCA Deduction in respect of a payment to another Party (or that there is any change in the rate or the basis of such FATCA Deduction) shall notify that Party and the Facility Agent and the Facility Agent shall notify the other Parties.

(b)
If the Facility Agent is required to make a FATCA Deduction in respect of a payment to a Finance Party under clause 34.2 (Distributions by the Facility Agent) which relates to a payment by an Obligor, the amount of the payment due from that Obligor shall be increased to an amount which (after the Facility Agent has made such FATCA Deduction), leaves the Facility Agent with an amount equal to the payment which would have been made by the Facility Agent if no FATCA Deduction had been required.

(c)	The Facility Agent shall promptly upon becoming aware that it must make a FATCA Deduction in respect of a payment to a Finance Party under clause 34.2 (Distributions by the Facility Agent) which relates to a payment by an Obligor (or that there is any change in the rate or the basis of such a FATCA Deduction) notify the Company, the relevant Obligor and the relevant Finance Party.
(d)
The Company shall (within three (3) Business Days of demand by the Facility Agent) pay to a Finance Party (as the case may be) an amount equal to the loss, liability or cost which that Finance Party determines will be or has been (directly or indirectly) suffered by that Finance Party as a result of another Finance Party making a FATCA Deduction in respect of a payment due to it under a Finance Document. This paragraph shall not apply to the extent a loss, liability or cost is compensated for by an increased payment under clause 15.9(b) above.

(e)
A Finance Party making, or intending to make, a claim under clause 15.9(d) above shall promptly notify the Facility Agent of the FATCA Deduction which will give, or has given, rise to the claim, following which the Facility Agent shall notify the Company.

15.10	Tax Credit and FATCA
If an Obligor makes a FATCA Payment and the relevant Finance Party determines that:
(a)	a Tax Credit is attributable to an increased payment of which that FATCA Payment forms part, to that FATCA Payment or to a FATCA Deduction in consequence of which that FATCA Payment was required; and
(b)	that Finance Party has obtained, utilised and retained that Tax Credit, the Finance Party shall pay an amount to the Obligor which that Finance Party determines will leave it (after that payment) in the same after-Tax position as it would have been in had the FATCA Payment not been required to be made by the Obligor.
16	Increased Costs
16.1	Increased costs
(a)
Subject to clause 16.3 (Exceptions), the Company shall, within three (3) Business Days of a demand by the Facility Agent, pay for the account of a Finance Party the amount of any Increased Costs incurred by that Finance Party or any of its Affiliates, including any Increased Cost which:

(i)
arises as a result of (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the date of this Agreement; and/or

(ii)	is a Basel II Increased Cost and/or a Basel III Increased Cost.
(b)	In this Agreement Increased Costs means:
(i)	a reduction in the rate of return from the Facility or on a Finance Party's (or its Affiliate's) overall capital;
(ii)	an additional or increased cost; or
(iii)	a reduction of any amount due and payable under any Finance Document, which is incurred or suffered by a Finance Party or any of their respective Affiliates to the extent that it is attributable to that Finance Party having entered into its Proposed Participation or funding or performing its obligations under any Finance Document.

16.2	Increased cost claims
(a)
A Finance Party intending to make a claim pursuant to clause 16.1 (Increased costs) shall notify the Facility Agent of the event giving rise to the claim, following which the Facility Agent shall promptly notify the Company.

(b)	Each Finance Party shall, as soon as practicable after a demand by the Facility Agent, provide a certificate confirming the amount of its Increased Costs.
16.3	Exceptions
(a)	Clause 16.1 (Increased costs) does not apply to the extent any Increased Cost is:
(i)	attributable to a Tax Deduction required by law to be made by an Obligor;
(ii)	compensated for by clause 15.9 (FATCA Deduction by a Finance Party);
(iii)
compensated for by clause 15.3 (Tax indemnity) (or would have been compensated for under clause 15.3 (Tax indemnity) but was not so compensated solely because any of the exclusions in paragraph (b) of clause 15.3 (Tax indemnity) applied); or

(iv)	attributable to the wilful breach by the relevant Finance Party or its Affiliates of any law or regulation.
(b)	In this clause 16.3 reference to a Tax Deduction has the same meaning given to the term in clause 15.1 (Definitions).
17	Other Indemnities
17.1	Currency indemnity
(a)
If any sum due from an Obligor under the Finance Documents (a Sum), or any order, judgment or award given or made in relation to a Sum, has to be converted from the currency (the First Currency) in which that Sum is payable into another currency (the Second Currency) for the purpose of:

(i)	making or filing a claim or proof against that Obligor; or
(ii)	obtaining or enforcing an order, judgment or award in relation to any litigation or arbitration proceedings, that Obligor shall as an independent obligation, within three (3) Business Days of demand, indemnify the Arranger and each other Secured Party to whom that Sum is due against any cost, loss or liability arising out of or as a result of the conversion including any discrepancy between (A) the rate of exchange used to convert that Sum from the First Currency into the Second Currency and (B) the rate or rates of exchange available to that person at the time of its receipt of that Sum.
(b)	Each Obligor waives any right it may have in any jurisdiction to pay any amount under the Finance Documents in a currency or currency unit other than that in which it is expressed to be payable.
17.2	Other indemnities
(a)
The Company shall (or shall procure that an Obligor will), within three (3) Business Days of demand, indemnify the Arranger and each other Secured Party against any cost, loss or liability incurred by it as a result of:

(i)	the occurrence of any Event of Default;
(ii)
a failure by an Obligor to pay any amount due under a Finance Document on its due date, including without limitation, any cost, loss or liability arising as a result of clause 33 (Sharing among the Finance Parties);

(iii)
funding, or making arrangements to fund, its participation in a Utilisation requested by a Borrower or the Company in a Utilisation Request but not made by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone);

(iv)
issuing or making arrangements to issue or make available a Fronted Facility requested by a Borrower in a Utilisation Request but not issued by reason of the operation of any one or more of the provisions of this Agreement (other than by reason of default or negligence by that Finance Party alone); or

(v)	a Utilisation (or part of a Utilisation) not being prepaid in accordance with a notice of prepayment given by a Borrower or the Company.
(b)
The Company shall promptly indemnify each Finance Party, each Affiliate of a Finance Party and each officer or employee of a Finance Party or its Affiliate, against any cost, loss or liability incurred by that Finance Party or its Affiliate (or officer or employee of that Finance Party or Affiliate) in connection with or arising out of the use of proceeds under the Facility or Transaction Security being taken over the Charged Property (including but not limited to those incurred in connection with any litigation, arbitration or administrative proceedings or regulatory enquiry concerning the use of proceeds under the Facility), unless such loss or liability is caused by the gross negligence or wilful misconduct of that Finance Party or its Affiliate (or employee or officer of that Finance Party or Affiliate).  Any Affiliate or any officer or employee of a Finance Party or its Affiliate may rely on this clause 17.2 subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

17.3	Indemnity to the Facility Agent and/or Collateral Management Agent
The Company shall promptly indemnify the Facility Agent and/or the Collateral Management Agent against:
(a)	any cost, loss or liability incurred by the Facility Agent and/or the Collateral Management Agent (acting reasonably) as a result of:
(i)	investigating any event which it reasonably believes is a Default;
(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised; or
(iii)	instructing lawyers, accountants, tax advisers, surveyors or other professional advisers or experts as permitted under this Agreement; and
(b)
any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Facility Agent and/or the Collateral Management Agent (otherwise than by reason of the such party's gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to clause 34.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's or the Collateral Management Agent's (as the case may be) negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent and/or the Collateral Management Agent (as the case may be) in acting as the Facility Agent and/or the Collateral Management Agent (as the case may be) under the Finance Documents.

17.4	Indemnity to the Security Agent
(a)	Each Obligor jointly and severally shall promptly indemnify the Security Agent and every Receiver and Delegate against any cost, loss or liability incurred by any of them as a result of:
(i)	any failure by the Company to comply with its obligations under clause 19 (Costs and expenses);
(ii)	acting or relying on any notice, request or instruction which it reasonably believes to be genuine, correct and appropriately authorised;
(iii)	the taking, holding, protection or enforcement of the Transaction Security;
(iv)	the exercise of any of the rights, powers, discretions, authorities and remedies vested in the Security Agent and each Receiver and Delegate by the Finance Documents or by law;
(v)	any default by any Obligor or the Spanish Pledgor or a South African Pledge Counterparty in the performance of any of the obligations expressed to be assumed by it in the Finance Documents; or
(vi)
acting as Security Agent, Receiver or Delegate under the Finance Documents or which otherwise relates to any of the Charged Property (otherwise, in each case, than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct).

(b)
Each Obligor expressly acknowledges and agrees that the continuation of its indemnity obligations under this clause 17.4 will not be prejudiced by any release under clause 31.25 (Releases) or otherwise in accordance with the terms of this Agreement.

(c)
The Security Agent and every Receiver and Delegate may, in priority to any payment to the Secured Parties, indemnify itself out of the Charged Property in respect of, and pay and retain, all sums necessary to give effect to the indemnity in this clause 17.4 and shall have a lien on the Transaction Security and the proceeds of the enforcement of the Transaction Security for all moneys payable to it.

18	Mitigation by the Lenders
18.1	Mitigation
(a)
Each Finance Party shall, in consultation with the Company, take all reasonable steps to mitigate any circumstances which arise and which would result in any facility ceasing to be available or any amount becoming payable under or pursuant to, or cancelled pursuant to, any of clause 9.1 (Illegality) or, in respect of the Issuing Bank or the Overdraft Bank, clause 9.2 (Illegality in relation to the Issuing Bank or Overdraft Bank), clause 15 (Tax gross-up and indemnities) or clause 16 (Increased Costs) including (but not limited to) transferring its rights and obligations under the Finance Documents to another Affiliate or Facility Office.

(b)	Paragraph (a) above does not in any way limit the obligations of any Obligor under the Finance Documents.
18.2	Limitation of liability
(a)	The Company shall promptly indemnify each Finance Party for all costs and expenses reasonably incurred by that Finance Party as a result of steps taken by it under clause 18.1 (Mitigation).

(b)	A Finance Party is not obliged to take any steps under clause 18.1 (Mitigation) if, in the opinion of that Finance Party (acting reasonably), to do so might be prejudicial to it.
19	Costs and Expenses
19.1	Transaction expenses
The Company shall promptly on demand pay the Facility Agent, the Issuing Bank, the Overdraft Bank, the Collateral Management Agent, the Arranger, the Documentation Bank, the Co-Ordinator and the Security Agent the amount of all costs and expenses (including legal fees) reasonably incurred by any of them (and, in the case of the Security Agent, by any Receiver or Delegate) in connection with the negotiation, preparation, printing, execution, syndication and perfection of:
(a)	this Agreement and any other documents referred to in this Agreement and the Transaction Security; and
(b)	any other Finance Documents executed after the date of this Agreement, and shall promptly on demand pay to each Issuing Bank and Overdraft Bank the amount of all costs and expenses including without limitation postage, courier fees, SWIFT charges and out-of-pocket expenses in connection with the issue or entry into and operation of Fronted Facilities.
In relation to any Obligor incorporated under the laws of Spain and to the Spanish Pledgor and any Finance Documents they execute, sign or formalize subject to the laws of Spain, the Company and/or the corresponding Spanish Obligor or the Spanish Pledgor shall also pay the applicable notary public fees and registry fees whenever due.
19.2	Amendment costs
If (a) an Obligor requests an amendment, waiver or consent, or additional or replacement security as contemplated in clause 24.23 (Conditions Subsequent) or otherwise, or (b) an amendment is required or agreed pursuant to clause 34.10 (Change of currency) or clause 2.8 (Annual review by Lenders),  the Company shall, within three (3) Business Days of demand, reimburse each of the Facility Agent and the Security Agent for the amount of all costs and expenses (including legal fees) reasonably incurred by the Facility Agent and the Security Agent (and, in the case of the Security Agent, by any Receiver or Delegate) in responding to, evaluating, negotiating or complying with that request or requirement.
In relation to any Obligor incorporated under the laws of Spain and to the Spanish Pledgor and any Finance Documents they execute, sign or formalize subject to the laws of Spain, the Company and/or the corresponding Spanish Obligor or the Spanish Pledgor shall also pay the applicable notary public fees and registry fees whenever due.
19.3	Enforcement and preservation costs
The Company shall, within three (3) Business Days of demand, pay to the Arranger and each other Secured Party the amount of all costs and expenses (including legal fees and the fees of any court representative (procurador), even if the intervention of lawyers or court representatives is not mandatory)) incurred by it in connection with the enforcement of or the preservation of any rights under any Finance Document and the Transaction Security and any proceedings instituted by or against the Security Agent as a consequence of taking or holding the Transaction Security or enforcing these rights.

Section 7
 Guarantee
20	Guarantee and Indemnity
20.1	Guarantee and indemnity
Each Guarantor irrevocably and unconditionally jointly and severally:
(a)
guarantees to each Finance Party punctual performance by each other Obligor, the Spanish Pledgor and each South African Pledge Counterparty of all that Obligor's, the Spanish Pledgor's, or each South African Pledge Counterparty's obligations under the Finance Documents;

(b)
undertakes with each Finance Party that whenever another Obligor, the Spanish Pledgor or a South African Pledge Counterparty does not pay any amount when due under or in connection with any Finance Document, that Guarantor shall immediately on demand pay that amount as if it was the principal obligor; and

(c)
agrees with each Finance Party that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal, it will, as an independent and primary obligation, indemnify that Finance Party immediately on demand against any cost, loss or liability it incurs as a result of an Obligor, the Spanish Pledgor or a South African Pledge Counterparty not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under any Finance Document on the date when it would have been due.  The amount payable by a Guarantor under this indemnity will not exceed the amount it would have had to pay under this clause 20 if the amount claimed had been recoverable on the basis of a guarantee.

20.2	Continuing Guarantee
This guarantee is a continuing guarantee and will extend to the ultimate balance of sums payable by any Obligor, the Spanish Pledgor and the South African Pledge Counterparties under the Finance Documents, regardless of any intermediate payment or discharge in whole or in part.
20.3	Reinstatement
If any discharge, release or arrangement (whether in respect of the obligations of any Obligor, the Spanish Pledgor or any South African Pledge Counterparty or any security for those obligations or otherwise) is made by a Finance Party in whole or in part on the basis of any payment, security or other disposition which is avoided or must be restored in insolvency, liquidation, administration, judicial management or otherwise, without limitation, then the liability of each Guarantor under this clause 20 will continue or be reinstated as if the discharge, release or arrangement had not occurred.
20.4	Waiver of defences
The obligations of each Guarantor under this clause 20 will not be affected by an act, omission, matter or thing which, but for this clause 20, would reduce, release or prejudice any of its obligations under this clause 20 (without limitation and whether or not known to it or any Finance Party) including:
(a)	any time, waiver or consent granted to, or composition with, any Obligor, the Spanish Pledgor, any South African Pledge Counterparty or other person;
(b)
the release of any other Obligor, the Spanish Pledgor, any South African Pledge Counterparty or any other person under the terms of any composition or arrangement with any creditor of any member of the Group;

(c)
the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, any Obligor, the Spanish Pledgor, any South African Pledge Counterparty or other person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realise the full value of any security;

(d)
any incapacity or lack of power, authority or legal personality of or dissolution or change in the members or status of an Obligor, the Spanish Pledgor, any South African Pledge Counterparty or any other person;

(e)
any amendment, novation, supplement, extension restatement (however fundamental and whether or not more onerous) or replacement of a Finance Document or any other document or security including, without limitation, any change in the purpose of, any extension of or increase in any facility or the addition of any new facility under any Finance Document or other document or security;

(f)	any unenforceability, illegality or invalidity of any obligation of any person under any Finance Document or any other document or security; or
(g)	any insolvency or similar proceedings.
In case of an Additional Guarantor incorporated under the laws of Spain accedes to this Agreement as Guarantor, such Spanish Guarantor waives any right of exclusion, order and/or division (beneficios de excusión, orden y division) under article 1830 et seq of the Spanish Civil Code.
20.5	Guarantor Intent
Without prejudice to the generality of clause 20.4 (Waiver of defences), each Guarantor expressly confirms that it intends that this guarantee shall extend from time to time to any (however fundamental) variation, increase, extension or addition of or to any of the Finance Documents and/or any facility or amount made available under any of the Finance Documents for the purposes of or in connection with any of the following:  business acquisitions of any nature; increasing working capital; enabling investor distributions to be made; carrying out restructurings; refinancing existing facilities; refinancing any other indebtedness; making facilities available to new borrowers; any other variation or extension of the purposes for which any such facility or amount might be made available from time to time; and any fees, costs and/or expenses associated with any of the foregoing.
20.6	Immediate recourse
Each Guarantor waives any right it may have of first requiring any Finance Party (or any trustee or agent on behalf of any of them) to proceed against or enforce any other rights or security or claim payment from any person before claiming from that Guarantor under this clause 20.  This waiver applies irrespective of any law or any provision of a Finance Document to the contrary.
20.7	Appropriations
Until all amounts which may be or become payable by the Obligors, the Spanish Pledgor and the South African Pledge Counterparties under or in connection with the Finance Documents have been irrevocably paid in full, each Finance Party (or any trustee or agent on behalf of any of them) may:
(a)
refrain from applying or enforcing any other moneys, security or rights held or received by that Finance Party (or any trustee or agent on behalf of any of them) in respect of those amounts, or apply and enforce the same in such manner and order as it sees fit (whether against those amounts or otherwise) and no Guarantor shall be entitled to the benefit of the same; and

(b)	hold in an interest-bearing suspense account any moneys received from any Guarantor or on account of any Guarantor's liability under this clause 20.
20.8	Deferral of Guarantors' rights
Until all amounts which may be or become payable by the Obligors, the Spanish Pledgor and the South African Pledge Counterparties under or in connection with the Finance Documents have been irrevocably paid in full and unless the Facility Agent otherwise directs, no Guarantor will exercise any rights which it may have by reason of performance by it of its obligations under the Finance Documents or by reason of any amount being payable, or liability arising, under this clause 20:
(a)	to be indemnified by an Obligor, the Spanish Pledgor or any South African Pledge Counterparty;
(b)	to claim any contribution from any other guarantor of any Obligor's, the Spanish Pledgor's or any South African Pledge Counterparty's obligations under the Finance Documents;
(c)
to take the benefit (in whole or in part and whether by way of subrogation or otherwise) of any rights of the Finance Parties under the Finance Documents or of any other guarantee or security taken pursuant to, or in connection with, the Finance Documents by any Finance Party;

(d)
to bring legal or other proceedings for an order requiring any Obligor, the Spanish Pledgor or any South African Pledge Counterparty to make any payment, or perform any obligation, in respect of which any Guarantor has given a guarantee, undertaking or indemnity under clause 20.1 (Guarantee and indemnity);

(e)	to exercise any right of set-off against any Obligor, the Spanish Pledgor or any South African Pledge Counterparty; and/or
(f)	to claim or prove as a creditor of any Obligor, the Spanish Pledgor or any South African Pledge Counterparty in competition with any Finance Party.
If a Guarantor receives any benefit, payment or distribution in relation to such rights it will promptly pay an equal amount to the Facility Agent or as the Facility Agent may direct for application in accordance with clause 34 (Payment mechanics).
20.9	Additional security
This guarantee is in addition to and is not in any way prejudiced by any other guarantee or security now or subsequently held by any Finance Party.
20.10	Guarantee Limitations (Germany)
On the basis of the judgements LG Darmstadt, 25.4.2013 − 16 O 195/12, OLG Frankfurt a. M., 8.11.2013 − 24 U 80/13 A, BGH, 10.1.2017 – II ZR 94/15 and BGH, 21.3.2017 – II ZR 93/16 the respective directors (Geschäftsführer) of each of ABGG and OBTG (the German Guarantors) have assessed the financing concept provided for in connection with the Finance Documents and are satisfied by its robustness. In the case that during the lifetime of this Agreement the directors of a German Guarantor reasonably expect to suffer a personal liability in the case of a demand under the guarantee and indemnity as a result of a change in law or a further interpretation of the foregoing judgements, the Lenders agree to enter into negotiations with that German Guarantor in order to limit the guarantee and indemnity in order to avoid a personal liability of the directors of that German Guarantor.
20.11	Limitation on right to demand
In case an Additional Guarantor incorporated under the laws of Spain accedes to this Agreement as Guarantor (the "Spanish Guarantor"):

(i)
The obligations of any Spanish Guarantor as a limited liability company (sociedad de responsabilidad limitada) shall not extend to any obligations or liabilities incurred by any Obligor as a result of such Obligor borrowing (or guaranteeing the borrowing of) funds (but only in respect of those funds) under this Agreement for the purpose of (a) acquiring quotas (participaciones sociales) representing the share capital of such Spanish Guarantor or quotas (participaciones sociales) or shares (acciones) representing the share capital of a company within its group, or (b) refinancing a previous debt incurred by any Obligor for the acquisition of quotas (participaciones sociales) representing the share capital of such Spanish Guarantor or quotas (participaciones sociales) or shares (acciones) representing the share capital of a company within its group;

For the purposes of the above, a reference to the "group" of a Spanish Obligor shall have the meaning set out in article 42 of the Spanish Commercial Code.
(ii)
In case a Spanish Guarantor incorporated under the laws of Spain in the form of a Spanish public limited company (sociedad anónima) accedes to this Agreement (or in case a Spanish Guarantor is transformed into a Spanish sociedad anónima), the obligations of such Spanish Guarantor shall not extend to any obligations or liabilities incurred by any Obligor as a result of such Obligor borrowing (or guaranteeing the borrowing of) funds (but only in respect of those funds) under this Agreement for the purpose of (a) acquiring shares (acciones) representing the share capital of such Spanish Guarantor or shares (acciones) or quotas (participaciones sociales) representing the share capital of its holding company, or (b) refinancing a previous debt incurred by any Obligor for the acquisition of shares (acciones) representing the share capital of such Spanish Guarantor or shares (acciones) or quotas (participaciones sociales) representing the share capital of its holding company.

For the purposes of sections (i) and (ii) above, a reference to a "holding company" of a Spanish Guarantor shall mean the company which, directly or indirectly, owns the majority of the voting rights of such Spanish Guarantor or that may have a dominant influence on such Spanish Obligor. It shall be presumed that one company has a dominant influence on another company when: (i) any of the scenarios set out in section 1 of article 42 of the Spanish Commercial Code are met; or (ii) at least half plus one of the members of the managing body of the Spanish Guarantor are also members of the managing body or top managers (altos directivos) of the dominant company or of another company controlled by such dominant company.
(iii)
The limitation set out in sections (i) and (ii) above shall apply mutatis mutandis to the Spanish Pledges created by the Spanish Pledgor or to any other security granted by any security provider incorporated under the laws of Spain and to any guarantee, undertaking, obligation, indemnity and payment, including (but not limited to) distributions, cash sweeps, credits, loans and set-offs, pursuant to or permitted by the Finance Documents and made by a Spanish Obligor.

(iv)
In any event, the Accession Letters whereby Spanish Obligors accede to this Agreement as Guarantors and any Transaction Security Documents that, in its case, are signed by any Spanish Obligor or by the Spanish Pledgor, will specify which Facilities are guaranteed by such Guarantor and/or such Transaction Security and any other relevant issues which could have an impact on such limitation language.

Section 8
 Representations, Undertakings and Events of Default
21	Representations
21.1	General
Each Obligor makes the representations and warranties set out in this clause 21 to each Finance Party.
21.2	Status
(a)	It is a limited liability corporation, duly incorporated and validly existing under the law of its Original Jurisdiction.
(b)	Each of its Subsidiaries is a limited liability corporation, duly incorporated and validly existing under the law of its jurisdiction of incorporation.
(c)	It and each of its Subsidiaries has the power to own its assets and carry on its business as it is being conducted.
(d)	It is not a FATCA FFI or a US Tax Obligor.
21.3	Binding obligations
Subject to the Legal Reservations:
(a)
the obligations expressed to be assumed by it and the Spanish Pledgor and each South African Pledge Counterparty in each Finance Document to which it (or the Spanish Pledgor or South African Pledge Counterparty) is a party are legal, valid, binding and enforceable obligations; and

(b)
(without limiting the generality of paragraph (a) above), each Transaction Security Document to which it or the Spanish Pledgor or a South African Pledge Counterparty is a party creates the security interests which that Transaction Security Document purports to create and those security interests are valid and effective.

21.4	Non-conflict with other obligations
The entry into and performance by it and the Spanish Pledgor and each South African Pledge Counterparty of, and the transactions contemplated by, the Finance Documents and the granting of the Transaction Security do not and will not conflict with:
(a)	any law or regulation applicable to it or (as the case may be) the Spanish Pledgor or the South African Pledge Counterparty;
(b)	the constitutional documents of any member of the Group; or
(c)
any agreement or instrument binding upon it or any member of the Group or any of its or any member of the Group's assets or constitute a default or termination event (however described) under any such agreement or instrument.

21.5	Power and authority
(a)
It and the Spanish Pledgor and the South African Pledge Counterparty have the power to enter into, perform and deliver, and have taken all necessary action to authorise its (and the Spanish Pledgor's and South African Pledge Counterparty's) entry into, performance and delivery of, the Finance Documents to which it or (as the case may be) the Spanish

Pledgor or South African Pledge Counterparty is or will be a party and the transactions contemplated by those Finance Documents.
(b)
No limit on its or the Spanish Pledgor's or any South African Pledge Counterparty's powers will be exceeded as a result of the borrowing, grant of security or giving of guarantees or indemnities contemplated by the Finance Documents to which it or the Spanish Pledgor is a party.

21.6	Validity and admissibility in evidence
(a)	All Authorisations and any other acts, conditions or things required or desirable:
(i)
to enable it, the Spanish Pledgor and each South African Pledge Counterparty lawfully to enter into, exercise its rights and comply with its (and the Spanish Pledgor's and the South African Pledge Counterparties') obligations in the Finance Documents to which it (or the Spanish Pledgor or any South African Pledge Counterparty) is a party; and

(ii)	to make the Finance Documents to which it and/or the Spanish Pledgor and/or each South African Pledge Counterparty is a party admissible in evidence in its Relevant Jurisdictions, have been obtained, effected, done, fulfilled or performed and are in full force and effect except any Authorisation or other act, condition or thing referred to in clause 21.9 (No filing or stamp taxes), which will be promptly obtained, effected, done, fulfilled or performed after the date of this Agreement.
(b)	All Authorisations necessary for the conduct of the business, trade and ordinary activities of members of the Group have been obtained or effected and are in full force and effect.
21.7	Governing law and enforcement
(a)	The choice of governing law of the Finance Documents will be recognised and enforced in its Relevant Jurisdictions.
(b)	Any judgment obtained in relation to a Finance Document in the relevant jurisdiction as specified in that Finance Document will be recognised and enforced in its Relevant Jurisdictions.
(c)
Any arbitral award obtained in relation to a Finance Document in the relevant seat of that arbitral tribunal specified in that Finance Document will be recognised and enforced in its jurisdiction of incorporation.

21.8	Insolvency
No:
(a)	corporate action, legal proceeding or other procedure or step described in paragraph (a) of clause 26.7 (Insolvency proceedings); or
(b)	creditors' process described in clause 26.8 (Creditors' process), has been taken or, to the knowledge of the Obligors, threatened in relation to a member of the Group; and none of the circumstances described in clause 26.6 (Insolvency) applies to a member of the Group.
21.9	No filing or stamp taxes
Under the laws of its, the Spanish Pledgor's and each South African Pledge Counterparty's Relevant Jurisdiction it is not necessary that the Finance Documents be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration, notarial or similar Taxes or fees be paid on or in relation to the Finance Documents or the transactions contemplated by the Finance Documents except the Spanish Pledges are subject to registration with the local Register of Moveable Property and there will be notary fees and registrar's fees to be paid in respect of the execution and registration of those documents, which registrations, filings and fees will be made and paid promptly after the date of the relevant Finance Document.
21.10	Deduction of Tax
Neither it nor the Spanish Pledgor nor any South African Pledge Counterparty is required to make any deduction for or on account of Tax from any payment it may make under any Finance Document.
21.11	No default
(a)
No Event of Default and, on the date of this Agreement, no Default is continuing or is reasonably likely to result from the making of any Utilisation or the entry into, the performance of, or any transaction contemplated by, any Finance Document.

(b)
No other event or circumstance is outstanding which constitutes (or, with the expiry of a grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (however described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries') assets are subject which has or is reasonably likely to have a Material Adverse Effect.

21.12	No misleading information
(a)
Any factual information provided by any member of the Group to the Finance Parties (or any of them) prior to the date of this Agreement relating to the Obligors, the Group and the proposed application of the proceeds of the Facility was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

(b)
Any financial projections provided by any member of the Group to the Finance Parties (or any of them) prior to the date of this Agreement have been prepared on the basis of recent historical information and on the basis of reasonable assumptions.

(c)
Nothing has occurred or been omitted from any factual information provided by any member of the Group to the Finance Parties (or any of them) prior to the date of this Agreement and no information has been given or withheld that results in such factual information being untrue or misleading in any material respect.

(d)
All other written information provided by any member of the Group (including its advisers) to a Finance Party was true, complete and accurate in all material respects as at the date it was provided and is not misleading in any respect.

21.13	Original Financial Statements
(a)	Its Original Financial Statements were prepared in accordance with the Accounting Principles consistently applied.
(b)
Its Original Financial Statements fairly represent (if unaudited) or (if audited) give a true and fair view of its financial condition and results of operations (consolidated in the case of the Parent) during the relevant period.

(c)
There has been no material adverse change in its assets, business or financial condition (or the assets, business or consolidated financial condition of the Group, in the case of the Parent) since the date of the Original Financial Statements.

(d)	Its most recent financial statements delivered pursuant to clause 22.1 (Financial statements):
(i)	have been prepared in accordance with the Accounting Principles as applied to the Original Financial Statements; and
(ii)
give a true and fair view of (if audited) or fairly present (if unaudited) its consolidated financial condition as at the end of, and consolidated results of operations for, the period to which they relate.

(e)
The budgets and forecasts supplied under this Agreement were arrived at after careful consideration and have been prepared in good faith on the basis of recent historical information and on the basis of assumptions which were reasonable as at the date they were prepared and supplied.

(f)
Since the date of the Original Financial Statements or, once subsequent financial statements have been delivered pursuant to clause 22.1 (Financial statements), the most recent financial statements delivered under that clause, there has been no material adverse change in its assets, business or financial condition (or the assets, business or consolidated financial condition of the Group, in the case of the Parent).

21.14	No proceedings pending or threatened
No litigation, arbitration or administrative proceedings or investigations of, or before, any court, arbitral body or agency which, if adversely determined, are reasonably likely to have a Material Adverse Effect, have (to the best of its knowledge and belief (having made due and careful enquiry)) been started or threatened against it or any of its Subsidiaries.
21.15	No breach of laws
(a)	It has not (and none of its Subsidiaries has) breached any law or regulation which breach has or is reasonably likely to have a Material Adverse Effect.
(b)
No labour disputes are current or, to the best of its knowledge and belief (having made due and careful enquiry), threatened against any member of the Group which have or are reasonably likely to have a Material Adverse Effect.

(c)
Each member of the Group is in full compliance with all regulations and rules issued by any Sanctions Authority and has instituted and maintained policies and procedures designed to promote and achieve compliance with such rules and regulations.  In addition, each Group member has set up internal systems which enable it to control the origin of all products it purchases to ensure such products are not originating from a person referred to, noted on or otherwise concerned by the Sanctions List.

(d)
Each Group member has in particular instituted and maintained policies and procedures designed to promote and achieve evaluation of all new suppliers and subcontractors in the Sensitive Zones.  No new transactions, within the Sensitive Zone, whether financed on any Group member own funds or via a financial institution, is, has been or will be initiated with suppliers which are not Approved Suppliers.

(e)
The entry into and performance by each Group member of any supply or sale contracts with any of their counterparties, is not and will not be prohibited or restricted by, and will not expose the Finance Parties, their affiliates, or  their agents and/or employees to Sanctions, prohibitions or restrictions under any applicable national or international laws, including rules and regulations of the Sanctions Authorities (including for the avoidance of doubt trade or economic sanctions, prohibitions or restrictions upon Iran and/or Syria).

21.16	Environmental laws
(a)
Each member of the Group is in compliance with clause 24.3 (Environmental compliance) and to the best of its knowledge and belief (having made due and careful enquiry) no circumstances have occurred which would prevent such compliance in a manner or to an extent which has or is reasonably likely to have a Material Adverse Effect.

(b)
No Environmental Claim has been commenced or (to the best of its knowledge and belief (having made due and careful enquiry)) is threatened against any member of the Group where that claim has or is reasonably likely, if determined against that member of the Group, to have a Material Adverse Effect.

21.17	Taxation
(a)	It is not (and none of its Subsidiaries is) materially overdue in the filing of any Tax returns and it is not (and none of its Subsidiaries is) overdue in the payment of any amount in respect of Tax.
(b)	No claims or investigations are being, or are reasonably likely to be, made or conducted against it (or any of its Subsidiaries) with respect to Taxes.
(c)	It is resident for Tax purposes only in its Original Jurisdiction.
21.18	Anti-corruption law and Money Laundering
Each member of the Group has conducted its businesses in compliance with applicable anti-corruption and money laundering laws and has instituted and maintained policies and procedures designed to promote and achieve compliance with such laws.
21.19	Security and Financial Indebtedness
(a)	No Security or Quasi-Security exists over all or any of the present or future assets of any member of the Group other than as permitted by this Agreement.
(b)	No member of the Group has any Financial Indebtedness outstanding other than as permitted by this Agreement.
21.20	Ranking
The Transaction Security has or when executed will have first ranking priority and it is not subject to any prior ranking or pari passu ranking Security other than (in respect of assets secured in Multi-Party TPA Agreements) Security granted by the Company in favour of TPA Counterparties (the proceeds of enforcement of which will be held by the TPA Counterparty for the benefit of the Finance Parties), Hedging Providers and/or Clearing Providers contained in Multi-Party TPA Agreements (as contemplated in clause 6.39 (Multi-Party TPA Agreements)), which shall have first priority in respect of those assets.
21.21	Good title to assets
It and each of its Subsidiaries has a good, valid and marketable title to, or valid leases or licences of, and all appropriate Authorisations to use, the assets necessary to carry on its business as presently conducted.
21.22	Legal and beneficial ownership
(a)
It and each of its Subsidiaries is the sole legal and beneficial owner of the respective assets over which it purports to grant Security free from any claims, third party rights or competing interests other than Security permitted under clause 24.13 (Negative pledge).

(b)	The Borrowers and the Spanish Pledgor hold and will hold full legal and beneficial title to all assets included in the Borrowing Base from time to time, free from any retention of title arrangements.
21.23	Group Structure Chart
The Group Structure Chart delivered to the Facility Agent pursuant to paragraph 6(b) of Part I of Schedule 2 (Conditions precedent) is true, complete and accurate in all material respects and shows the following information:
(a)
each member of the Group, including current name and company registration number, its Original Jurisdiction (in the case of an Obligor), its jurisdiction of incorporation (in the case of a member of the Group which is not an Obligor) and/or its jurisdiction of establishment, a list of shareholders and indicating whether a company is not a company with limited liability; and

(b)	all minority interests in any member of the Group and any person in which any member of the Group holds shares in its issued share capital or equivalent ownership interest of such person.
21.24	Accounting Reference Date
The Accounting Reference Date of each member of the Group is 31 December.
21.25	Insurance
Each member of the Group maintains:
(a)
insurances on and in relation to its fixed assets and its inventory with reputable underwriters or insurance companies or associations against those risks and to the extent as is consistent with sound commercial practice normally maintained by companies carrying on the same or substantially similar business;

(b)
without limitation to clause (a) above, marine cargo insurance (or any equivalent policy of insurance (howsoever described) relating to goods in transit and/or storage) on and in relation to any other of its assets which are or may be taken into account when calculating any Borrowing Base when such assets are in transit or storage against those risks and to the extent as is consistent with normal business practice (including, but not limited to, theft, fire and damage).

21.26	Centre of main interests and establishments
(a)
For the purposes of The Council of the European Union Regulation No. 1346/2000 on Insolvency Proceedings (the Regulation), its and the Spanish Pledgor's centre of main interest (as that term is used in Article 3(1) of the Regulation) is situated in its Original Jurisdiction and it has no "establishment" (as that term is used in Article 2(h) of the Regulation) in any other jurisdiction.

(b)	The Company and APII are non-resident domestic entities and do not have any assets in their respective Original Jurisdictions.
21.27	No adverse consequences
(a)	It is not necessary under the laws of its Relevant Jurisdictions:
(i)	in order to enable any Finance Party to enforce its rights under any Finance Document; or
(ii)	by reason of the execution of any Finance Document or the performance by it of its obligations under any Finance Document,

that any Finance Party should be licensed, qualified or otherwise entitled to carry on business in any of its Relevant Jurisdictions.
(b)
No Finance Party is or will be deemed to be resident, domiciled or carrying on business in its Relevant Jurisdictions by reason only of the execution, performance and/or enforcement of any Finance Document.

21.28	Pari Passu Ranking
Any unsecured and unsubordinated claims of the Finance Parties against it, the Spanish Pledgor or any South African Pledge Counterparty under the Finance Documents shall rank at least pari passu with the claims of all of its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.
21.29	Sanctions
No Obligor nor any other member of the Group, nor any of their respective directors, officers or employees nor, to the knowledge of any Obligor, any persons acting on any of their behalf:
(a)	is a Prohibited Person;
(b)	is owned or controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person;
(c)	owns or controls a Prohibited Person;
(d)	is in breach of Sanctions; or
(e)	has received notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority.
Each Obligor and its Affiliates is in full compliance with all regulations and rules issued by any Sanctions Authority and has instituted and maintained policies and procedures designed to promote and achieve compliance with such rules and regulations.
In addition, each Obligor and its Affiliates has set up internal systems which enable it to control the origin of all products it purchases to ensure such products are not originating from a person referred to, noted on or otherwise concerned by the Sanctions List.
The entry into and performance by each Obligor and its Affiliates of any supply or sale contracts with any of their counterparties, is not and will not be prohibited or restricted by, and will not expose the Finance Parties, their affiliates, or their agents and/or employees to Sanctions, prohibitions or restrictions under any applicable national or international laws, including rules and regulations of the Sanctions Authorities.
21.30	Times when representations made
(a)	All the representations and warranties in this clause 21 are made by each Obligor on the date of this Agreement.
(b)
The Repeating Representations are deemed to be made by each Obligor on the date of each Utilisation Request, on each Utilisation Date, on the first day of each Interest Period and, in the case of an Additional Obligor, on the day on which the company becomes (or it is proposed that the company becomes) an Additional Obligor.

(c)
Each representation or warranty deemed to be made after the date of this Agreement shall be deemed to be made by reference to the facts and circumstances existing at the date the representation or warranty is deemed to be made.

22	Information Undertakings
The undertakings in this clause 22 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Proposed Participation is in force.
In this clause 22:
Annual Financial Statements means the financial statements for a Financial Year delivered pursuant to paragraph (a) of clause 22.1 (Financial statements).
Half Yearly Financial Statements means the financial statements delivered pursuant to paragraph (b) of clause 22.1 (Financial statements)
Quarterly Financial Statements means the financial statements delivered pursuant to paragraph (c) of clause 22.1 (Financial statements).
22.1	Financial statements
The Company shall supply to the Facility Agent in sufficient copies for all the Lenders:
(a)
as soon as they are available, but in any event within one hundred and fifty (150) days after the end of each of the Parent's Financial Years, the audited consolidated financial statements of the Parent for that Financial Year;

(b)	as soon as they are available, but in any event within sixty (60) days after the end of each financial half year of the Parent:
(i)	the consolidated financial statements of the Company and of the Parent for that financial half year; and
(ii)	the financial statements (consolidated if appropriate) of each Obligor for that financial half year; and
(c)
as soon as they are available, but in any event within sixty (60) days after the end of each Financial Quarter of each of its Financial Years its consolidated financial statements for that Financial Quarter, together with the financial statements (consolidated if appropriate) of each Obligor for that Financial Quarter.

22.2	Provision and contents of Compliance Certificate
(a)
The Company shall supply a Compliance Certificate to the Facility Agent with each set of audited consolidated Annual Financial Statements of the Parent and each set of its consolidated Quarterly Financial Statements of the Parent.

(b)
The Compliance Certificate shall, amongst other things, set out (in reasonable detail) computations as to compliance with clause 23 (Financial Covenants) and clauses 29.7 and 29.8 (Additional Guarantors).

(c)
Each Compliance Certificate shall be signed by an authorised signatory and the CFO of the Parent and, when delivered with the consolidated Annual Financial Statements of the Parent, shall be reported on by the Parent's Auditors in the form agreed by the Parent and the Majority Lenders prior to the date of this Agreement.

22.3	Requirements as to financial statements
(a)	The Company shall procure that each set of Annual Financial Statements, Half Yearly Financial Statements and Quarterly Financial Statements includes a balance sheet, profit and loss account and cashflow statement.  In addition the Company shall procure that each set of Annual Financial Statements shall be audited by the Auditors.
(b)	Each set of financial statements delivered pursuant to clause 22.1 (Financial statements):
(i)
shall be certified by a director of the relevant company as giving a true and fair view of (in the case of Annual Financial Statements for any Financial Year), or fairly representing (in other cases), its financial condition and operations as at the date as at which those financial statements were drawn up and, in the case of the Annual Financial Statements, shall be accompanied by any letter addressed to the management of the relevant company by the Auditors and accompanying those Annual Financial Statements; and

(ii)
shall be prepared using the Accounting Principles, accounting practices and financial reference periods consistent with those applied in the preparation of the Original Financial Statements for that Obligor, unless, in relation to any set of financial statements, the Company notifies the Facility Agent that there has been a change in the Accounting Principles or the accounting practices and its Auditors (or, if appropriate, the Auditors of the Obligor) deliver to the Facility Agent:

(A)
a description of any change necessary for those financial statements to reflect the Accounting Principles or accounting practices upon which that Obligor's Original Financial Statements were prepared; and

(B)
sufficient information, in form and substance as may be reasonably required by the Facility Agent (acting on the Majority Lenders' instructions or in its sole discretion), to enable the Lenders to determine whether clause 23 (Financial covenants) has been complied with and to make an accurate comparison between the financial position indicated in those financial statements and that Obligor's Original Financial Statements.

Any reference in this Agreement to any financial statements shall be construed as a reference to those financial statements as adjusted to reflect the basis upon which the Original Financial Statements were prepared.
(c)
If the Facility Agent wishes to discuss the financial position of any member of the Group with the Auditors, the Facility Agent may notify the Company, stating the questions or issues which the Facility Agent wishes to discuss with the Auditors.  In this event, the Company must ensure that the Auditors are authorised (at the expense of the Company):

(i)	to discuss the financial position of each member of the Group with the Facility Agent on request from the Facility Agent; and
(ii)	to disclose to the Facility Agent for the Finance Parties any information which the Facility Agent may reasonably request.
22.4	Year-end
The Company shall not change its Accounting Reference Date.
22.5	Information: miscellaneous
The Company shall supply to the Facility Agent (in sufficient copies for all the Lenders, if the Facility Agent so requests):
(a)
at the same time as they are dispatched, copies of all documents dispatched by the Parent or the Company to its respective shareholders generally (or any class of them) or to its respective creditors generally (or any class of them or to any individual creditor or group of creditors);

(b)
promptly upon becoming aware of them, the details of any litigation, arbitration or administrative proceedings which are current, threatened or pending against any member of the Group, and which, if adversely determined, are reasonably likely to have a Material Adverse Effect or which would involve a liability, or a potential alleged liability, exceeding $2,000,000 (or its equivalent in other currencies);

(c)
promptly, such information as the Security Agent may reasonably require about the Charged Property and compliance of the Obligors and/or the Spanish Pledgor and/or the South African Pledge Counterparties with the terms of any Transaction Security Documents;

(d)
promptly on request, such further information regarding the financial condition, business assets and operations of the Group and/or any member of the Group (including any requested amplification or explanation of any item in the financial statements, or other material provided by any Obligor under this Agreement and an up to date copy of its shareholders' register (or equivalent in its Original Jurisdiction)) as any Finance Party, through the Facility Agent, may reasonably request;

(e)	promptly upon becoming aware of them, details of any claim made by an Obligor under any insurance policy, the underlying cause of which might have a Material Adverse Effect;
(f)	promptly upon becoming aware of them, details of any change in the structure of the Group relating to the Obligors from that reflected in the Group Structure Chart;
(g)	promptly upon request, such information regarding the Deutsche Bank Facility or any Lender Discounting Facility as the Facility Agent or the Security Agent may from time to time reasonably request;
(h)	promptly upon becoming aware of it, details of any material change to the Deutsche Bank Facility or the execution of or any material change to any Lender Discounting Facility; and
(i)	promptly upon request, and in any event within three (3) Business Day of such request, details of any off-takers (including legal name, address and contact details).
22.6	Notification of default and of expectation not to meet financial covenants
(a)
Each Obligor shall notify the Facility Agent of any Default (and the steps, if any, being taken to remedy it) promptly upon becoming aware of its occurrence (unless that Obligor is aware that a notification has already been provided by another Obligor).

(b)
Promptly upon a request by the Facility Agent, the Company shall supply to the Facility Agent a certificate signed by two of its directors or senior officers on its behalf certifying that no Default is continuing (or if a Default is continuing, specifying the Default and the steps, if any, being taken to remedy it).

(c)	The Company shall promptly upon becoming aware of the same notify the Facility Agent of the expectation that it will not meet its financial covenants set out in clause 23 (Financial Covenants).
22.7	"Know your customer" checks
(a)	If:
(i)	the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of this Agreement;
(ii)	any change in the status of an Obligor, the Spanish Pledgor or any South African Pledge Counterparty or (other than in relation to the Parent) the composition of the shareholders of an Obligor, the Spanish Pledgor or any South African Pledge Counterparty after the date of this Agreement;
(iii)	a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer;
(iv)	any Change in UBO (other than in respect of the Parent listed on the New York Stock Exchange), after the date of this Agreement; or
(v)	any Applicable KYC Procedures,
obliges the Facility Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender), or any Lender obliges the Facility Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender), to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall promptly upon the request of the Facility Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Facility Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.
(b)
Each Lender shall promptly upon the request of the Facility Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself) in order for the Facility Agent to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(c)
For this purpose Change in UBO means any event by which a private individual (natuurlijk persoon) acquires the legal and beneficial ownership (directly or indirectly) of 10 per cent. or more of the issued share capital of an Obligor, the Spanish Pledgor or any South African Pledge Counterparty, or the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to (directly or indirectly) cast, or control the casting of, 25 per cent. or more of the votes that might be cast at a general meeting of an Obligor, the Spanish Pledgor or any South African Pledge Counterparty.

22.8	Additional Obligors
(a)
The Company shall, by not less than ten (10) Business Days' prior written notice to the Facility Agent, notify the Facility Agent (which shall promptly notify the Lenders) of its intention to request that one of its Subsidiaries becomes an Additional Obligor pursuant to clause 29 (Changes to the Obligors).

(b)
Following the giving of any notice pursuant to clause 22.8(a) above, if the accession of such Additional Obligor obliges the Facility Agent or any Lender to comply with "know your customer" or similar identification procedures in circumstances where the necessary information is not already available to it, the Company shall promptly upon the request of the Facility Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Facility Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Facility Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with all necessary "know your customer" or other similar checks under all applicable laws and regulations pursuant to the accession of such Subsidiary to this Agreement as an Additional Obligor.

22.9	Borrowing Base Report and Cross-Check Borrowing Base Report
(a)	For the purposes of the valuation of the Borrowing Base, the Company shall deliver to the Collateral Management Agent for distribution to the Lenders:
(i)
a Borrowing Base Report on a weekly basis (on every Monday following the date of this Agreement) (or more frequently if requested by the Collateral Management Agent or the Facility Agent (acting on the instructions of the Majority Lenders)); and

(ii)
a Cross-Check Borrowing Base Report on a four-weekly basis to be delivered within ten (10) days of every second Borrowing Base Report (or, if the 10th day is not a Business Day, by the next Business Day).

(b)	Each Borrowing Base Report shall:
(i)
be based on information and figures as at the previous Friday (or, in relation to a Borrowing Base Report which is provided on a day other than the weekly report provided pursuant to clause 22.9(a)(i), on the day prior to (or on the date of) the date of such Borrowing Base Report); and

(ii)	set out the Outstandings under each Facility on the date of its issue.
(c)	Each Cross-Check Borrowing Base Report shall be in the same form as the Borrowing Base Report but shall:
(i)	be based on information and figures relating to inventory provided by independent sources (copies of which shall be provided to the Collateral Management Agent) in respect of:
(A)	the storage volumes at any inland storage facilities, leased or owned by the Borrowers and the Spanish Pledgor and which have capacity equal to or in excess of 50,000 metric tons; and
(B)	the storage volumes on any vessels leased or owned by the Borrowers and the Spanish Pledgor which have capacity equal to or in excess of 15,000 metric tons; and
(ii)	replace non-invoiced Eligible Receivables with corresponding invoices in each case based on the Group's figures for the date on which the most recent Borrowing Base Report related.
(d)	The Collateral Management Agent shall be entitled at any time, in relation to all or any part of the information contained in a Borrowing Base Report or a Cross-Check Borrowing Base Report to:
(i)	examine (upon request) the records of any Obligor and/or the Spanish Pledgor to verify such information; and/or
(ii)	require that an independent reputable surveyor or accounting firm verify such information, and the Company shall take all such action as is available to it and do all such acts and things as the Collateral Management Agent may specify in this regard the costs of such verification shall be promptly paid by the Company.
(e)
Any failure to deliver information required under this Agreement or any delivery information which is not satisfactory to the Collateral Management Agent (acting reasonably) and relating to any item in a Borrowing Base Report or a Cross-Check Borrowing Base Report shall result in such item being excluded from the Borrowing Base.

22.10	Borrowing Base Audit Report
The Company shall deliver to the Collateral Management Agent (in sufficient copies for the Lenders if the Collateral Management Agent so requests) a Borrowing Base Audit Report:
(a)	first, in accordance with clause 24.23 (Conditions subsequent); and
(b)	thereafter, within twelve (12) Months of the date of delivery of the preceding Borrowing Base Audit Report.
22.11	Deficient Borrowing Base Report
If, at any time, any Deficient Borrowing Base Report is delivered to the Collateral Management Agent:
(a)
the Company shall, from the date the Deficient Borrowing Base Report is delivered to the Collateral Management Agent until it is replaced by a Compliant Borrowing Base Report in accordance with part (b) below, provide the Collateral Management Agent (for distribution to the Lenders) with Borrowing Base Reports on a daily basis showing the information and Outstandings as at the previous day, which additional Borrowing Base Reports must show that there has been no further decrease in the Borrowing Base Amount; and

(b)	the Company shall within fourteen (14) days of such delivery procure the cancellation of such Deficient Borrowing Base Report and its replacement by a Compliant Borrowing Base Report.
22.12	Title to Borrowing Base assets
Each Borrower shall ensure that it holds full legal and beneficial title to the assets purporting to be owned by it in the Borrowing Base, free of any retention of title arrangements.
22.13	Additional Cross-Check Borrowing Base Reporting
Each Cross-Check Borrowing Base Report shall be accompanied by the following (in sufficient copies for the Lenders if the Collateral Management Agent so requests):
(a)	a report of an independent inspector approved by the Facility Agent detailing:
(i)	the storage volumes at any inland storage facilities, leased or owned by the Borrowers and the Spanish Pledgor and which have capacity equal to or in excess of 50,000 metric tons; and
(ii)	the storage volumes on any vessels leased or owned by the Borrowers and the Spanish Pledgor which have capacity equal to or in excess of 15,000 metric tons, or, in each case, a holding certificate from a third party storer acceptable to the Collateral Management Agent and in a form acceptable to the Collateral Management Agent;
(b)	a report of an independent inspector approved by the Facility Agent detailing the storage volumes in any German storage which is the subject of the German Security Transfer Agreements;
(c)	a sample of ten (10) randomly selected trade confirmations/bunker confirmations;
(d)
a list of those non-invoiced Eligible Receivables converted into invoices (with associated invoice numbers) and reconciliation with the list of non-invoiced Eligible Receivables detailed in the most recent Borrowing Base Report;

(e)	a sample of twenty (20) randomly selected invoices evidencing invoicing of non-invoiced Eligible Receivables as reported in the most recent Borrowing Base Report;
(f)	a sample of twenty (20) randomly selected invoices already reported as invoiced Eligible Receivables in the most recent Borrowing Base Report;
(g)
a sample of ten (10) randomly selected copies of bills of lading in respect of barges above 4,000 dwt confirming values on board and showing issuance or endorsement to the order of the Security Agent; and

(h)
a report in form and substance satisfactory to the Collateral Management Agent evidencing as at close of business on the last Business Day of each calendar month all receivables sold pursuant to any receivables purchase programme or invoice discounting programme.

22.14	Reporting
(a)
Each Lender and Borrower shall promptly (and in any event within one (1) Business Day) provide the Facility Agent upon request with such details in respect of Utilisations made by it as the Facility Agent may request.

(b)
If a Borrowing Base Report indicates that the Borrowing Base Amount is a negative number no Borrower shall request or make Utilisations until a Compliant Borrowing Base Report has been provided to the Collateral Management Agent (which, if not provided on the date of a regular weekly Borrowing Base Report, shall be provided in addition thereto).

22.15	Notification of Dividends
The Company shall notify the Facility Agent promptly following any distribution of dividends made by the Parent.
22.16	Proof of Origin
All incoming flows in respect of the Sensitive Zone, either purchased through letter of credit (including against any countersigned letter of indemnity) or on open account basis but subject to incoterms linked to any place within the Sensitive Zone, should be documented with bills of lading showing an acceptable port of loading and:
(a)	if the Approved Supplier is a refinery, shall be accompanied by a Certificate of Origin; or
(b)	if the Approved Supplier is not a refinery, the Company shall use its best endeavours to procure it is accompanied by a Certificate of Origin.
22.17	Inspection and Management in Sensitive Zones
The Borrowers shall procure that all stocks and inventory of the Borrowers located offshore or inland in the Sensitive Zone shall be the subject of a Stock Monitoring Agreement or a Collateral Management Agreement as the case may be.
23	Financial covenants
23.1	Financial definitions
In this Agreement:
Borrowings means, at any time, the aggregate outstanding principal, capital or nominal amount (and any fixed or minimum premium payable or prepayment or redemption) of any indebtedness of members of the Group for or in respect of:

(a)	moneys borrowed and debit balances at banks or other financial institutions;
(b)	any acceptance under any acceptance credit or bill discounting facility (or dematerialised equivalent);
(c)	any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument;
(d)	any Finance Lease;
(e)	receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis and meet any requirement for de-recognition under the Accounting Principles);
(f)
any amount raised by the issue of redeemable shares which are redeemable (other than at the option of the issuer) before the Termination Date in respect of all Facilities or are otherwise classified as borrowings under the Accounting Principles);

(g)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;
(h)
any amount of any liability under an advance or deferred purchase agreement if (i) one of the primary reasons behind entering into the agreement is to raise finance or to finance the acquisition or construction of the asset or service in question or (ii) the agreement is in respect of the supply of assets or services and payment is due more than ninety (90) days after the date of supply;

(i)
any amount raised under any other transaction (including any forward sale or purchase, sale and sale back or sale and leaseback agreement) having the commercial effect of a borrowing or otherwise classified as borrowings under the Accounting Principles; and

(j)	(without double counting) the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) to (i) above.
Consolidated Current Assets means, on the last day of a Measurement Period, the aggregate consolidated amount of all Current Assets of members of the Group.
Consolidated Current Liabilities means, on the last day of a Measurement Period, the aggregate consolidated amount of all Current Liabilities of members of the Group.
Consolidated Net Working Capital means, on the last day of a Measurement Period, Consolidated Current Assets minus (i) Consolidated Current Liabilities on such date; and (ii) the amount of any loans made to shareholders, directors or related companies.
Consolidated Tangible Net Worth means at any time the aggregate of the amounts paid up or credited as paid up on the issued ordinary share capital of the Parent and the aggregate amount of the reserves of the Group,
(a)	including:
(i)	any amount credited to the share premium account;
(ii)	any capital redemption reserve fund; and
(iii)	any balance standing to the credit of the consolidated profit and loss account of the Group, but

(b)	deducting:
(i)	any debit balance on the consolidated profit and loss account of the Group;
(ii)	(to the extent included) any amount shown in respect of goodwill (including goodwill arising only on consolidation) or other intangible assets of the Group;
(iii)	any amount in respect of interests of non-Group members in Group subsidiaries;
(iv)	any amount in respect of loans to shareholders, directors or related companies;
(v)	(to the extent included) any amount set aside for taxation, deferred taxation or bad debts;
(vi)	(to the extent included) any amounts arising from an upward revaluation of assets made at any time after 31 December 2012;
(vii)
any amount in respect of any dividend or distribution declared, recommended or made by any member of the Group to the extent payable to a person who is not a member of the Group and to the extent such distribution is not provided for in the most recent financial statements, and so that no amount shall be included or excluded more than once.
Current Liabilities means:
(a)	current liabilities as determined in accordance with the Accounting Principles; and
(b)	the total amount of all Utilisations under Facility A.
EBITDA means, in respect of any Measurement Period, the consolidated operating profit of the Group before taxation (excluding the results from discontinued operations):
(a)
before deducting any interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments whether paid, payable or capitalised by any member of the Group (calculated on a consolidated basis) in respect of that Relevant Period;

(b)	before deducting any depreciation and amortisation/impairment;
(c)	not including any accrued interest owing to any member of the Group;
(d)	before taking into account any Exceptional Items;
(e)	after deducting the amount of any profit (or adding back the amount of any loss) of any member of the Group which is attributable to minority interests;
(f)
plus or minus the Group's share of the profits or losses (after finance costs and tax) of Non-Group Entities after deducting the amount of any profit of any Non-Group Entity to the extent that the amount of the profit included in the financial statements of the Group exceeds the amount actually received in cash by members of the Group through distributions by the Non-Group Entity; and

g)	before taking into account any gain or loss arising from an upward or downward revaluation of any other asset at any time after 31 December 2012, in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation, depreciation and amortization.

Exceptional Items means any exceptional, one off, non-recurring or extraordinary items/any material items of an unusual or non-recurring nature which represent gains or losses including those arising on:
(a)	the restructuring of the activities of an entity and reversals of any provisions for the cost of restructuring;
(b)	disposals, revaluations or impairment of non-current assets; and
(c)	disposals of assets associated with discontinued operations.
Finance Charges means, for any Measurement Period, the aggregate amount of the accrued interest, commission, fees, discounts, prepayment fees, premiums or charges and other finance payments in respect of Borrowings paid by any member of the Group (calculated on a consolidated basis) in respect of that Measurement Period, including the interest (but not the capital) element of payments in respect of Finance Leases;
Financial Quarter means the period commencing on the day after one Quarter Date and ending on the next Quarter Date.
Measurement Period means a period of three (3) Months ending on a Quarter Date.
Non-Group Entity means any investment or entity (which is not itself a member of the Group (including associates and joint venture entities)) in which any member of the Group has an ownership interest.
23.2	Interpretation
(a)
Except as otherwise provided to the contrary in this Agreement, an accounting term used in this clause 23 (Financial covenants) is to be construed in accordance with the principles applied in connection with the audited consolidated financial statements of the Parent for the year ended on 31 December 2012.

(b)	Any amount in a currency other than Dollars is to be taken into account at its Dollar equivalent calculated on the basis of:
(i)
the Federal Reserve Rate of Exchange for the purchase of the relevant currency in the New York foreign exchange market with Dollars at or about 11.00 am on the relevant day the relevant amount falls to be calculated; or

(ii)
if the amount is to be calculated on the last day of a financial period of a Borrower, the relevant rates of exchange used by the Borrower in or in connection with, its financial statements for that period.

(c)	No item must be credited or deducted more than once in any calculation under this clause 23 (Financial covenants).
Financial Condition
23.3	The Company shall comply at all times with the following financial covenants.
Consolidated Net Working Capital
23.4	The Company shall ensure that Consolidated Net Working Capital of the Parent is at all times not less than one hundred and seventy-five million Dollars ($175,000,000).
Consolidated Tangible Net Worth
23.5	The Company shall ensure that Consolidated Tangible Net Worth is not at any time less than four hundred and ten million Dollars ($410,000,000).

Current Ratio
23.6
The Company shall ensure that the ratio of Consolidated Current Assets (less the amount of any loans made to shareholders, directors or related companies) to Consolidated Current Liabilities is at all times not lower than 1.15:1.

Interest Cover Ratio
23.7	The Company shall ensure that the average of the ratio of EBITDA to Finance Charges in respect of the four most recent Measurement Periods shall exceed 1.9 to 1.
23.8	Financial testing
The financial covenants set out in clauses 23.3 to 23.7 shall be calculated in accordance with the Accounting Principles and tested by reference to each of the financial statements delivered pursuant to paragraphs (a) and (b) of clause 22.1 (Financial Statements) and/or each Compliance Certificate delivered pursuant to clause 22.2 (Provision and contents of Compliance Certificate).
24	General Undertakings
The undertakings in this clause 24 remain in force from the date of this Agreement for so long as any amount is outstanding under the Finance Documents or any Proposed Participation is in force.
Authorisations and compliance with laws
24.1	Authorisations
Each Obligor shall (and shall procure that the Spanish Pledgor and the South African Pledge Counterparties shall) promptly:
(a)	obtain, comply with and do all that is necessary to maintain in full force and effect; and
(b)	supply certified copies to the Facility Agent of:
any Authorisation required under any law or regulation of a Relevant Jurisdiction to:
(A)	enable it to perform its obligations under the Finance Documents;
(B)	ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and
(C)	carry on its business where failure to do so has or is reasonably likely to have a Material Adverse Effect.
24.2	Compliance with laws
Each Obligor shall (and the Company shall ensure that each member of the Group will) comply in all respects with all laws to which it may be subject, if failure so to comply has or is reasonably likely to have a Material Adverse Effect.
24.3	Environmental compliance
Each Obligor shall (and the Company shall ensure that each member of the Group will):
(i)	comply with all Environmental Law;

(ii)	obtain, maintain and ensure compliance with all requisite Environmental Permits; and
(iii)	implement procedures to monitor compliance with and to prevent liability under any Environmental Law, where failure to do so has or is reasonably likely to have a Material Adverse Effect.
24.4	Environmental claims
Each Obligor shall (through the Company), promptly upon becoming aware of the same, inform the Facility Agent in writing of:
(a)	any Environmental Claim against any member of the Group which is current, pending or threatened; and
(b)	any facts or circumstances which are reasonably likely to result in any Environmental Claim being commenced or threatened against any member of the Group, where the claim, if determined against that member of the Group, has or is reasonably likely to have a Material Adverse Effect.
24.5	Anti-corruption law
(a)
No Obligor shall (and the Company shall ensure that no other member of the Group will) directly or indirectly use the proceeds of the Facility for any purpose which would breach the Bribery Act 2010, the United States Foreign Corrupt Practices Act of 1977, the Corruption, Drug Trafficking and Other Serious Crimes (Confiscation of Benefits) Act or other similar legislation in other jurisdictions.

(b)	Each Obligor shall (and the Company shall ensure that each other member of the Group will):
(i)	conduct its businesses in compliance with applicable anti-corruption and money laundering laws; and
(ii)	maintain policies and procedures designed to promote and achieve compliance with such laws.
24.6	Taxation
(a)
Each Obligor shall (and the Company shall ensure that each member of the Group will) pay and discharge all Taxes imposed upon it or its assets within the time period allowed without incurring penalties unless and only to the extent that:

(i)	such payment is being contested in good faith;
(ii)
adequate reserves are being maintained for those Taxes and the costs required to contest them which have been disclosed in its latest financial statements delivered to the Facility Agent under clause 22.1 (Financial statements); and

(iii)	such payment can be lawfully withheld.
(b)	No member of the Group may change its residence for Tax purposes.

Restrictions on business focus
24.7	Merger
No Obligor shall (and the Company shall ensure that no other member of the Group will) enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction.
24.8	Change of business
The Company shall procure that no substantial change is made to the general nature of the business of the Parent, the Obligors or the Group taken as a whole from that carried on by the Group at the date of this Agreement.
24.9	Application of FATCA
The Company shall procure that, unless otherwise agreed by all the Finance Parties, no Obligor shall become a FATCA FFI or a US Tax Obligor.
24.10	Acquisitions
(a)	Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no other member of the Group will):
(i)	acquire a company or any shares or securities or a business or undertaking or assets (or, in each case, any interest in any of them); or
(ii)	incorporate a company,
in each case without the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders (such consent to be confirmed or declined within fifteen (15) Business Days of receipt by the Facility Agent of a request in writing from the Company).
(b)	Paragraph (a) above does not apply to:
(i)
acquisitions of a company, of shares, securities or a business or undertaking or assets (or, in each case, any interest in any of them) for a value which is less than $25,000,000 in aggregate for the Group during the period from the date of this Agreement until the date on which there are no remaining Proposed Participations or Outstandings (which values shall be evidenced by the latest audited financial statements of the Parent); and

(ii)
without prejudice to clause 24.33 (Dividends and share redemptions), acquisitions by the Company or any other Group member of its own shares for a value which is less than $25,000,000 in aggregate for the Group during the period from the date of this Agreement until the date on which there are no remaining Proposed Participations or Outstandings (which values shall be evidenced by the latest audited financial statements of the Parent).

(c)
To the extent the Facility Agent acting on the instructions of the Majority Lenders consents in writing to any acquisition pursuant to this clause 24.10 (Acquisitions), then subject to any terms and conditions attached to such consent, the acquisition shall (unless the relevant consent expressly states to the contrary) not be considered to form part of the $25,000,000 referred to in paragraph (b) above (it shall be considered to have been consented to absolutely).

Restrictions on dealing with assets and Security
24.11	Preservation of assets
Each Obligor shall (and the Company shall ensure that each other member of the Group will) maintain in good working order and condition (ordinary wear and tear excepted) all of its assets necessary or desirable in the conduct of its business.
24.12	Pari passu ranking
Each Obligor shall ensure that at all times any unsecured and unsubordinated claims of a Finance Party against it under the Finance Documents rank at least pari passu with the claims of all its other unsecured and unsubordinated creditors except those creditors whose claims are mandatorily preferred by laws of general application to companies.
24.13	Negative pledge
In this clause 24.13, Quasi-Security means an arrangement or transaction described in paragraph (b) below.
Except as permitted under paragraph (c) below:
(a)	No Obligor shall (and the Company shall ensure that no other member of the Group will) create or permit to subsist any Security over any of its assets.
(b)	No Obligor shall (and the Company shall ensure that no other member of the Group will):
(i)	sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;
(ii)	sell, transfer or otherwise dispose of any of its receivables on recourse terms;
(iii)	enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or
(iv)	enter into any other preferential arrangement having a similar effect, in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.
(c)	Paragraphs (a) and (b) above do not apply to any Security or (as the case may be) Quasi-Security, which is:
(i)
granted over fixed assets with a value of $25,000,000 or less in aggregate in respect of the Group at any time as evidenced in the latest audited financial statements of the Parent provided that security over fixed assets in excess of such threshold may be requested by the Company or a Borrower and in respect of any such request the Facility Agent (acting on the instructions of the Majority Lenders) shall confirm or decline within fifteen (15) Business Days of receipt of that request;

(ii)
existing prior to the date of this Agreement and details of which have been provided to the Facility Agent pursuant to paragraph 6 of Part 1 of Schedule 2 (Conditions precedent to initial Utilisation);

(iii)	approved in writing by the Facility Agent (acting on the instructions of the Majority Lenders);
(iv)
contained in or pursuant to any Multi-Party TPA Agreement in favour of the relevant TPA Counterparty (provided that the proceeds of enforcement of such Security shall be held by the TPA Counterparty for the benefit of the Finance

Parties) or Hedging Provider or Clearing Provider (as the case may be) as expressly contemplated by this Agreement;
(v)
Security over a bank account in favour of BNP Paribas S.A., subject to a maximum security value of $1,500,000, in respect of any facility issued or to be issued by BNP Paribas S.A. to the Borrowers or any of them for the issuance or counter-guarantee of bank guarantees in favour of customs and port authorities by BNP Paribas S.A. as contemplated in Schedule 15 (Permitted Indebtedness);

(vi)	to secure Bridge Financing which is expressly permitted pursuant to clause 24.18(a) (Financial Indebtedness); or
(vii)	otherwise as expressly contemplated by this Agreement.
(d)
To the extent the Facility Agent acting on the instructions of the Majority Lenders approves in writing any Security or Quasi-Security pursuant to paragraph (c)(iii) above, then subject to any terms and conditions attached to such approval, the Security or Quasi-Security shall (unless the relevant approval expressly states to the contrary) not be considered to form part of the $25,000,000 referred to in paragraph (c)(i) above (it shall be considered to have been approved absolutely).

(e)
Notwithstanding the other provisions of this clause (save for clause 24.13(c)(iv)), no Obligor shall (and the Company shall ensure that no other member of the Group will) create or permit to subsist any Security over any assets comprised in the Borrowing Base other than pursuant to the Transaction Security Documents.

24.14	Disposals
(a)
Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no other member of the Group will) enter into a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary to sell, lease, transfer or otherwise dispose of any asset without the prior written consent of the Facility Agent acting on the instructions of all Lenders (such consent to be confirmed or declined within fifteen (15) Business Days of receipt by the Facility Agent of a request in writing from the Company).

(b)	Paragraph (a) above does not apply to:
(i)
any sales, leases, transfers or other disposals for a value which is less than $15,000,000 in aggregate for the Group during the period from the date of this Agreement until the date on which there are no remaining Proposed Participations or Outstandings (which values shall be evidenced by the latest audited financial statements of the Parent and which shall exclude the value of disposals permitted by paragraphs (ii) and (iii) below);

(ii)
disposals of receivables pursuant to the terms (as at the date of this Agreement) of the Deutsche Bank Facility and any Lender Discounting Facility (provided that the proceeds of such disposals are paid to the Collection Account in the relevant currency held by the relevant Borrower); and

(iii)
the sale or discounting of receivables by members of the Group which are not Borrowers on arm's length terms and for full market value on a non-recourse basis and meeting any requirement for de-recognition under the Accounting Principles.

(c)
To the extent the Facility Agent acting on the instructions of all Lenders consents in writing to any sale, lease, transfer or disposal pursuant to this clause 24.14 (Disposals), then subject to any terms and conditions attached to such consent, the sale, lease, transfer or disposal shall (unless the relevant consent expressly states to the contrary) not be considered to form part of the $15,000,000 referred to in paragraph (b) above (it shall be considered to have been consented to absolutely).

(d)
To the extent a Lender completes a purchase from a Borrower of receivables pursuant to any Lender Discounting Facility (and provided that the purchase price is paid by the Lender to the relevant Collection Account), such receivables (other than the proceeds of sale of such receivables) that are so sold shall be released from the Security created under the relevant Security Agreement without any further action on the part of any person.

24.15	Arm's length basis
No Obligor shall (and the Company shall ensure that no other member of the Group will) enter into any transaction with any person except on arm's length terms and for full market value.
Restrictions on movement of cash - cash out
24.16	Loans or credit
(a)	Except as permitted under paragraph (b) below, no Obligor shall (and the Company shall ensure that no other member of the Group will) be a creditor in respect of any Financial Indebtedness.
(b)	Paragraph (a) above does not apply to any trade credit extended by any member of the Group to its customers on normal commercial terms and in the ordinary course of its trading activities.
24.17	No Guarantees or indemnities
(a)
Except as permitted under paragraphs (b) and (c) below and except in respect of guarantees contained in this Agreement, no Obligor shall (and the Company shall ensure that no other member of the Group will) without the prior written consent of the Facility Agent acting on the instructions of all Lenders incur or allow to remain outstanding any guarantee in respect of any obligation of any person .

(b)	Paragraph (a) does not apply to a guarantee which is:
(i)	any performance or similar bond guaranteeing performance by a member of the Group under any contract entered into in the ordinary course of trade;
(ii)
in respect of the obligations of members of the Group which are Single Purpose Ship Owning Companies, subject to an aggregate total value of all such guarantees throughout the Group at any time of $25,000,000; or

(iii)	granted by Aegean Marine Petroleum Network Inc. in respect of any Bridge Financing which is expressly permitted pursuant to clause 24.18(a) (Financial Indebtedness).
(c)
An Obligor and/or other member of the Group shall be entitled to incur or allow to remain outstanding a guarantee in respect of the obligations of members of the Group which are Single Purpose Ship Owning Companies of an aggregate total of all such guarantees (throughout the Group at any time) in excess $25,000,000 with the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders (such consent to be confirmed or declined within fifteen (15) Business Days of receipt by the Facility Agent of a request in writing by the Company).

(d)
To the extent the Facility Agent acting on the instructions of the Majority Lenders consents in writing to any guarantee pursuant to clause 24.17(c) (No Guarantees or indemnities), then subject to any terms and conditions attached to such consent, the guarantee shall (unless the relevant consent expressly states to the contrary) not be considered to form part of the $25,000,000 referred to in paragraph (c) above (it shall be considered to have been consented to absolutely).

Restrictions on movement of cash - cash in
24.18	Financial Indebtedness
(a)	No Obligor shall (and the Company shall ensure that no other member of the Group will) incur or allow to remain outstanding any Financial Indebtedness other than in the following circumstances:
(i)	as permitted under paragraph (b) below;
(ii)
with the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders, which the Lenders shall confirm or decline within fifteen (15) Business Days of receipt of a request from the Company; or

(iii)	if such Financial Indebtedness is incurred pursuant to, and remains in accordance with, this Agreement.
(b)	Paragraph (a) above does not apply to any Financial Indebtedness:
(i)
up to a total maximum aggregate Financial Indebtedness of the Group of $25,000,000 in respect of Financial Indebtedness which is not Bridge Financing, as evidenced by the latest audited financial statements of the Parent;

(ii)	up to a total maximum aggregate Financial Indebtedness of the Group of $50,000,000 in respect of Bridge Financing, as evidenced by the latest audited financial statements of the Parent;
(iii)	incurred through a bond issuance by any member of the Group which is unsecured and has a tenor longer than the Facility A Termination Date;
(iv)
arising under a foreign exchange transaction for spot or forward delivery entered into in connection with protection against fluctuation in currency rates where that foreign exchange exposure arises in the ordinary course of trade or in respect of Utilisations made in euro, but not a foreign exchange transaction for investment or speculative purposes;

(v)	arising under a facility for issuing non-cash instruments with an overall aggregate limit of EUR3.5m, granted by HSH Nordbank AG in favour of OBTG; or
(vi)	identified in Schedule 15 (Permitted Indebtedness).
(c)
To the extent the Facility Agent acting on the instructions of the Majority Lenders consents in writing to the incurring of any Financial Indebtedness pursuant to this clause 24.18 (Financial Indebtedness), then subject to any terms and conditions attached to such consent, such Financial Indebtedness shall (unless the relevant consent expressly states to the contrary) not be considered to form part of the$25,000,000 and $50,000,000 baskets referred to in paragraph (b) above (it shall be considered to have been consented to absolutely).

Miscellaneous
24.19	Insurance
(a)
Each Obligor shall (and the Company shall ensure that each other member of the Group will) maintain insurances on and in relation to its business and assets against those risks and to the extent as is usual for companies carrying on the same or substantially similar business.

(b)	All insurances must be with reputable independent insurance companies or underwriters approved by the Facility Agent (acting on the instructions of the Majority Lenders).

(c)
All insurances referred to in clause (a) above relating to the Borrowers and the Spanish Pledgor shall be maintained on terms satisfactory to the Facility Agent and each Borrower shall (and the Company shall procure that the Spanish Pledgor will) procure that the Security Agent is named as a co-insured and sole loss payee of such insurance in a manner which is in form and substance satisfactory to the Facility Agent and without liability on the part of the Security Agent for premiums or calls of whatever nature.

24.20	Access
If a Default is continuing or the Facility Agent reasonably suspects a Default is continuing or may occur, each Obligor shall, and the Company shall ensure that each member of the Group will, (not more than once in every Financial Year unless the Facility Agent reasonably suspects a Default is continuing or may occur) permit the Facility Agent and/or the Security Agent and/or accountants or other professional advisers and contractors of the Facility Agent or Security Agent free access at all reasonable times and on reasonable notice at the risk and cost of the Obligor or the Company to (a) the premises, assets, books, accounts and records of each member of the Group and (b) meet and discuss matters with senior management of the Company.
24.21	Treasury Transactions
No Obligor shall (and the Company will procure that no other member of the Group will) enter into any Treasury Transaction, other than:
(a)	hedging transactions documented by the Hedging Agreements;
(b)	hedging transactions in accordance with the Hedging Policy; and/or
(c)	in relation to ABGG and OBTG, a hedging agreement with HSH Nordbank AG with a maximum tenor of six (6) Months and a maximum aggregate potential future exposure of USD2,000,000.
24.22	Further assurance
(a)
Each Obligor shall (and the Company shall procure that each other member of the Group will) promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Security Agent may reasonably specify (and in such form as the Security Agent may reasonably require in favour of the Security Agent or its nominee(s)):

(i)
to perfect the Security created or intended to be created under or evidenced by the Transaction Security Documents or for the exercise of any rights, powers and remedies of the Security Agent or the Finance Parties provided by or pursuant to the Finance Documents or by law; and/or

(ii)	to facilitate the realisation of the assets which are, or are intended to be, the subject of the Transaction Security.
(b)
Each Obligor shall (and the Company shall procure that each other member of the Group will) take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any Security conferred or intended to be conferred on the Security Agent or the Finance Parties by or pursuant to the Finance Documents.

24.23	Conditions subsequent
(a)	The Company shall, as soon as it becomes available, and in any event within thirty (30) days of the date of this Agreement, deliver to the Collateral Management Agent a Borrowing Base Audit Report.

(b)
The Company shall procure that if any assets which are included in the Borrowing Base at any time are located in a jurisdiction in which a perfected first priority security interest cannot be granted in respect of future assets, the Borrowers will enter into periodic pledges with the Security Trustee (the frequency of which shall be agreed with the Lenders provided that such frequency shall be no less than on a weekly basis) in respect of assets located in such jurisdictions.  The Company shall provide to the Security Agent such corporate authorities and legal opinions as the Security Agent may require in respect of such security.

(c)
Notwithstanding any other provision of the Finance Documents, the assets of the Spanish Pledgor shall be deemed to be unsecured for the purposes of determining their eligibility for inclusion in the Borrowing Base until the date on which the Facility Agent confirms in writing to the Company and the Collateral Management Agent that it has received the following:

(i)	duly executed originals of the relevant Spanish Pledge(s);
(ii)	a duly executed original of the Spanish Irrevocable Power of Attorney;
(iii)	evidence of the registration of any relevant Spanish Pledge amendments at the relevant Registries of Moveable Property;
(iv)	the conditions precedent specified in Part IV of Schedule 2 (Conditions Precedent); and
(v)	a legal opinion of Garrigues in relation to Spanish law,
in each case in form and substance satisfactory to the Facility Agent
(d)
Notwithstanding any other provision of the Finance Documents, the inventory APUS shall be deemed to be unsecured for the purposes of determining their eligibility for inclusion in the Borrowing Base until the date on which the Facility Agent confirms in writing to the Company and the Collateral Management Agent that it has received the duly executed originals of the Ecuador Security Agreement(s) and such evidence satisfactory to it that all registrations and all other action needed to perfect the Security created by those Ecuador Security Agreement(s) has been completed and the Facility Agent has received all legal opinions, corporate approvals and other conditions precedent required by it (acting on the instructions of all Lenders) in connection with such security.

(e)
Notwithstanding any other provision of the Finance Documents, the inventory of OBTG shall be deemed to be unsecured for the purposes of determining their eligibility for inclusion in the Borrowing Base until the date on which the Facility Agent confirms in writing to the Company and the Collateral Management Agent that it has received the following:

(i)	duly executed originals of the German Security Transfer Agreement to be granted by OBTG; and
(ii)	a legal opinion of Norton Rose Fulbright LLP in relation to German law, in each case in form and substance satisfactory to the Facility Agent.
(f)
Notwithstanding any other provision of the Finance Documents, any inventory located in South African other than the inventory owned by the Company onboard m.t "UMNENGA" (having official number 17463 and IMO Number 9031961) which is the subject of the South African Pledge shall be deemed to be unsecured for the purposes of determining its eligibility for inclusion in the Borrowing Base until the date on which the Facility Agent confirms in writing to the Company and the Collateral Management Agent that it has received duly executed originals of a South African Pledge in relation to any such inventory or its location, together with such evidence satisfactory to it that all action needed to perfect the Security created by such South African Pledge has been completed and the Facility Agent has received all legal opinions, corporate approvals and other conditions precedent required by it (acting on the instructions of all Lenders) in connection with such security.  In is understood that the South African Pledge relating to the aforementioned m.t. "UMNENGA" will be replaced with a South African Pledge relating to a replacement vessel and such m.t. "UMNENGA" will be scrapped.  For the purposes of this Agreement no Event of Default will occur under clause 26.9 (Unlawfulness and invalidity) solely as a result of the scrapping of the vessel on the condition that it will cease to be a permitted inventory storage location for the purposes of the Borrowing Base.
(g)
The Company shall (or shall procure that the Spanish Pledgor will),  following any change whatsoever in the identity or participations of the Lenders hereunder or any other registered details in relation to the Spanish Pledges, including without limitation as a consequence of any increases of the Facilities, take such steps as the Facility Agent may require (based on advice received from its external legal advisers) (including executing any extension, amendment and/or ratification agreement and carried out the relevant actions before the relevant registry to obtain registration of said documents) to update the relevant Spanish Registries of Moveable Property.

24.24	Borrowing Base Amount
The Company shall procure that the Borrowing Base Amount shall at all times be zero or a positive number.
24.25	Parent Listing
The Parent shall at all times maintain its listing on the New York Stock Exchange.
24.26	Risk Management Policy
The Company shall procure that no material changes are made to the risk management policy provided to the Facility Agent pursuant to Part I of Schedule 2 (Conditions Precedent) without the prior written approval of the Facility Agent acting on the instructions of the Majority Lenders.
24.27	Sanctions
(a)
The Obligors shall not, and shall procure that each other member of the Group shall not, permit or authorise any other person to, directly or indirectly, use, lend, make payments of, contribute or otherwise make available, all or any part of the proceeds of the Facilities or other transactions contemplated by this Agreement to fund or facilitate trade, business or other activities: (i) involving or for the benefit of any Prohibited Person; (ii) relating to a country or territory that is the target of country-wide or territory-wide Sanctions; or (iii) in any other manner that could result in any Obligor or a Finance Party being in breach of any Sanctions or becoming a Prohibited Person.

(b)
The Obligors shall ensure that (i) no person that is a Prohibited Person will have any legal or beneficial interest in any funds repaid or remitted by the Obligors to any Finance Party  in connection with the Facility, and (ii) it shall not use any revenue or benefit derived from any activity or dealing with a Prohibited Person for the purpose of discharging amounts owing to any Finance Party in respect of the Facility.

24.28	Payments under Multi-Party TPA Agreements and Deutsche Bank Facility
Each Borrower shall procure that any amounts payable to it pursuant to a Multi-Party TPA Agreement and any FX Hedging Provider Hedging Agreement and the Deutsche Bank Facility and any Lender Discounting Facility shall be paid to the Collection Account in the relevant currency held by the relevant Borrower.

24.29	Inventory
Each Borrower shall procure that no inventory shall be held or intended by it to be held, for a period in excess of one hundred and eighty (180) days nor shall any inventory be acquired for speculative purposes.
24.30	Bills of Lading
Each Obligor shall procure that all bills of lading issued in respect of assets comprised from time to time in the Borrowing Base shall be issued or endorsed in the name of, and delivered to, the Security Agent.
24.31	Spanish Pledgor
Each Borrower shall procure that the Spanish Pledgor:
(a)	shall at all times be and remain a wholly-owned Subsidiary of the Parent; and
(b)	will only sell or otherwise dispose of assets or inventory which are from time to time the subject of the Spanish Pledges to a Borrower.
24.32	Sensitive Zone
The Borrowers, when purchasing from suppliers in the Sensitive Zone, shall only enter into supply contracts with Approved Suppliers. Such supply contracts shall systematically include a clause specifying compliance of both parties with Sanctions regardless of the whether these purchases are financed through the Facility or through any other means.
24.33	Dividends and share redemptions
The Parent shall not:
(a)
declare, make or pay any dividend, charge, fee or other distribution (or interest on any unpaid dividend, charge, fee or other distribution) (whether in cash or in kind) on or in respect of its share capital (or any class of its share capital);

(b)	repay or distribute any dividend or share premium reserve;
(c)	pay or allow any member of the Group to pay any management, advisory or other fee to or to the order of any of the shareholders of the Parent; or
(d)	redeem, repurchase, defease, retire or repay any of its share capital or resolve to do so, without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders), save that, provided no Default is continuing, the Parent shall be entitled to pay a dividend in respect of its share capital to shareholders in respect of each financial year of the Parent in an amount not exceeding two cents per share per quarter.
25	Bank Accounts
25.1	Designation of Accounts
Each Borrower shall on or before the first Utilisation Date, open and maintain in its name the following bank accounts within the Amsterdam branch of the Account Bank:
(a)	a deposit account in Dollars designated "Facility Account"; and
(b)	a deposit account in Dollars designated "Collection Account",

and each of the Company and ANNV shall on or before the first Utilisation Date open and maintain in its name with the Amsterdam branch of the Account Bank a deposit account in EURO designated Collection Account.
25.2	Collection Account
(a)	Each of the Collateral Management Agent and the relevant Borrower shall have signing rights on a Collection Account.
(b)	All payments to be made by any Obligor pursuant to any Facility shall be paid to the Collection Account in the relevant currency held by the relevant Borrower.
(c)
Each Borrower will procure that all receivables payable to it and all proceeds of any true sale of receivables or any discounting programme conducted by it shall be paid to the relevant Collection Account in the relevant currency held by the relevant Borrower.

(d)
Each Borrower shall by no later than 14:00 on each applicable day instruct the Collateral Management Agent to transfer amounts credited to the Collection Accounts to the relevant Facility Account to meet the Borrowers' payment obligations under Facility A.

(e)	On each Monday and Thursday (or if any such day is not a Business Day, on the next Business Day) while there are any Outstandings in respect of Overdraft Facilities, and provided that:
(i)
there shall remain in aggregate in the Collection Accounts and/or the Facility Accounts following any application pursuant to this sub-clause (e) sufficient funds to meet the Borrowers' repayment obligations under Facility A which are scheduled to fall due in the next seven (7) days; and

(ii)	no Default is continuing,
the Company shall instruct the Collateral Management Agent to apply amounts credited to the Collection Accounts to meet the Borrowers' payment obligations under Overdraft Facilities on a pro-rata basis.
The Borrowers' payment obligations to each Overdraft Bank under Overdraft Facilities (and amounts to be paid hereunder) on each such date shall be ascertained and the payments implemented as follows:
Deadline on relevant date	Action required
10:00am
Overdraft Bank to notify the Facility Agent by email of their Facility B outstandings in respect of Overdraft Facilities as at close of business on the previous Business Day (the Overdraft Bank Outstandings).

12:00 midday
Facility Agent to notify the Company and the Collateral Management Agent (with a copy to all Lenders (which may be made by posting on debt domain)) of the Overdraft Bank Outstandings notified to it and the payments to be made to each Overdraft Bank under this clause 25.2(e) (the Facility Agent's Notification).

14:00	Company to instruct the payments in accordance with the Facility Agent's Notification (or in accordance with the Company's Account Certification (as defined below)).

If an Overdraft Bank fails to provide details of its Overdraft Bank Outstandings in accordance with this clause 25.2(e), its outstandings for the purposes of calculating payments to be made under this clause 25.2(e) on the date in question shall be deemed to be such amount as the Company may certify in writing to the Facility Agent by no later than 12:00 midday on the relevant day (such certification being the Company's Account Certification) (and if the Company does not provide any such certification then the relevant Overdraft Bank's outstandings shall be deemed to be zero for such purpose).
(f)
If a Borrower does not instruct the making of any payments under and in accordance with clauses 25.2(d) and 25.2(e) the Collateral Management Agent shall be irrevocably authorised to apply amounts credited to the Collection Accounts or any of them to meet the Borrowers' payment obligations under any Facility.

25.3	Withdrawals from Collection Account
(a)	Provided that:
(i)	no Default is continuing or would result from a withdrawal from a Collection Account;
(ii)
no notices have been issued in respect of Overdraft Facilities pursuant to clause 7.2 (Repayment of Overdraft Facilities) (unless all amounts payable under that clause following a Demand Repayment Date (as defined therein) have been repaid in full); and

(iii)	a withdrawal would not result in the Borrowing Base Amount being zero (0) or a negative number, funds standing to the credit of a Collection Account shall be freely available to the relevant Borrower.
(b)
Save as set out in clause 25.3(a), no Obligor may withdraw any amount from or allow any amount to be debited from a Collection Account (except in accordance with paragraph (d) of clause 25.2 (Collection Account)).

(c)
Without prejudice to clause 25.3(a), any funds which are available to a Borrower pursuant to clause 25.3(a) may be transferred to an account held with another Lender provided that such funds shall not be applied to a payment due to that Lender under the Finance Documents or under any agreement in connection with any Fronted Facility or in connection with any Multi-Party TPA Agreement or FX Hedging Provider Hedging Agreement.

25.4	Facility Account
(a)	Each of the Collateral Management Agent and the relevant Borrower shall have signing rights on a Facility Account.
(b)	All Loans utilised by a Borrower under Facility A shall be paid by the Facility Agent to the relevant Facility Account.
(c)	The Borrower irrevocably authorises the Facility Agent to apply amounts credited to the Facility Account to meet the Borrower's payment obligations under Facility A.
25.5	Withdrawals from Facility Account
(a)	Provided that:
(i)	no Default is continuing or would result from a withdrawal from a Facility Account;

(ii)
no notices have been issued in respect of Overdraft Facilities pursuant to clause 7.2 (Repayment of Overdraft Facilities) (unless all amounts payable under that clause following a Demand Repayment Date (as defined therein) have been repaid in full); and

(iii)	a withdrawal would not result in the Borrowing Base Amount being zero (0) or a negative number, funds standing to the credit of a Facility Account shall be freely available to the relevant Borrower.
(b)
Save as set out in clause 25.5(a), no Obligor may withdraw any amount from or allow any amount to be debited from a Facility Account (except in accordance with paragraph (c) of clause 25.4 (Facility Account)).

26	Events of Default
Each of the events or circumstances set out in this clause 26 is an Event of Default (save for clause 26.18 (Acceleration)).
26.1	Non-payment
An Obligor does not pay on the due date any amount payable pursuant to a Finance Document at the place at and in the currency in which it is expressed to be payable unless:
(a)	its failure to pay is caused by:
(i)	administrative or technical error; or
(ii)	a Disruption Event; and
(b)          payment is made within three (3) Business Days of its due date.
26.2	Financial covenants and other obligations
(a)	Any requirement of clause 23 (Financial covenants) is not satisfied.
(b)	An Obligor, the Spanish Pledgor or any South African Pledge Counterparty does not comply with any provision of any Transaction Security Document.
(c)	A Borrower does not comply with clause 24.32 (Sensitive Zone).
(d)	An Obligor does not comply with clause 24.14 (Disposals).
(e)	The Company fails to procure payment of a TPA Payment where required in accordance with clause 6.10 (Payments under Multi-Party TPA Agreements).
26.3	Other obligations
(a)
An Obligor does not comply with any provision of the Finance Documents (other than those referred to in clause 26.1 (Non-payment), clause 26.2 (Financial covenants and other obligations) and clause 24.9 (Application of FATCA)).

(b)
No Event of Default under paragraph (a) above will occur if the failure to comply is capable of remedy and is remedied within five (5) Business Days of the earlier of (i) the Facility Agent giving notice to the Company or relevant Obligor and (ii) the Company or an Obligor becoming aware of the failure to comply.

26.4	Misrepresentation
Any representation or statement made or deemed to be made by an Obligor in the Finance Documents or any other document delivered by or on behalf of any Obligor under or in connection with any Finance Document is or proves to have been incorrect or misleading when made or deemed to be made (save that this clause 26.4 shall not apply to clause 21.2(d) (Status)).
26.5	Cross default
(a)	Any Financial Indebtedness of any member of the Group is not paid when due nor within any originally applicable grace period.
(b)	Any Financial Indebtedness of any member of the Group is declared to be or otherwise becomes due and payable prior to its specified maturity as a result of an event of default (however described).
(c)	Any commitment for any Financial Indebtedness of any member of the Group is cancelled or suspended by a creditor of any member of the Group as a result of an event of default (however described).
(d)
Any creditor of any member of the Group becomes entitled to declare any Financial Indebtedness of any member of the Group due and payable prior to its specified maturity as a result of an event of default (however described).

(e)
No Event of Default will occur under this clause 26.5 if the aggregate amount of Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (a) to (d) above is less than $5,000,000 (or its equivalent in any other currency or currencies).

26.6	Insolvency
(a)	A member of the Group:
(i)	is unable or admits inability to pay its debts as they fall due;
(ii)	is deemed to, or is declared to, be unable to pay its debts under applicable law;
(iii)	suspends or threatens to suspend making payments on any of its debts; or
(iv)
by reason of actual or anticipated financial difficulties, commences negotiations with one or more of its creditors (excluding any Finance Party in its capacity as such) with a view to rescheduling any of its indebtedness.

(b)	The value of the assets of any member of the Group is less than its liabilities (taking into account contingent and prospective liabilities).
(c)	A moratorium is declared in respect of any indebtedness of any member of the Group. If a moratorium occurs, the ending of the moratorium will not remedy any Event of Default caused by that moratorium.
26.7	Insolvency proceedings
(a)	Any corporate action, legal proceedings or other procedure or step is taken in relation to:
(i)
the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration, judicial management or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) of any member of the Group;

(ii)	a composition, compromise, assignment or arrangement with any creditor of any member of the Group;
(iii)
the appointment of a liquidator, receiver, administrative receiver, receiver and manager, administrator, judicial manager, interim judicial manager, compulsory manager or other similar officer in respect of any member of the Group or any of its assets; or

(iv)	enforcement of any Security over any assets of any member of the Group, or any analogous procedure or step is taken in any jurisdiction.
(b)	Paragraph (a) shall not apply to:
(i)	any winding-up petition which is frivolous or vexatious and is discharged, stayed or dismissed within fourteen (14) days of commencement; or
(ii)
the solvent liquidation or reorganisation of any member of the Group which is not an Obligor so long as any payments or assets distributed as a result of such liquidation or reorganisation are distributed to other members of the Group.

26.8	Creditors' process
Any expropriation, attachment, sequestration, distress or execution or any analogous process in any jurisdiction affects any asset or assets of a member of the Group having an aggregate value of $5,000,000.
26.9	Unlawfulness and invalidity
(a)
It is or becomes unlawful for an Obligor, the Spanish Pledgor or any South African Pledge Counterparty to perform any of its obligations under the Finance Documents or any Transaction Security created or expressed to be created or evidenced by the Transaction Security Documents ceases to be effective.

(b)
Any obligation or obligations of any Obligor, the Spanish Pledgor or any South African Pledge Counterparty under any Finance Documents are not (subject to the Legal Reservations) or cease to be legal, valid, binding or enforceable and the cessation individually or cumulatively materially and adversely affects the interests of the Lenders under the Finance Documents.

(c)
Any Finance Document ceases to be in full force and effect or any Transaction Security ceases to be legal, valid, binding, enforceable or effective or is alleged by a party to it (other than a Finance Party) to be ineffective.

26.10	Cessation of business
Any member of the Group suspends or ceases to carry on (or threatens to suspend or cease to carry on) all or a material part of its business.
26.11	Reporting
(a)
The Company fails to provide a Borrowing Base Report to the Collateral Management Agent when required pursuant to clause 22.9(a)(i) (Borrowing Base Report) and such failure is not remedied within two (2) Business Days.

(b)
The Company fails to provide a Cross-Check Borrowing Base Report to the Collateral Management Agent pursuant to clause 22.9(a)(ii) (Borrowing Base Report) and such failure is not remedied within two (2) Business Days.

(c)	The Company fails to provide a Compliant Borrowing Base Report to the Collateral Management Agent when required pursuant to clause 22.11 (Deficient Borrowing Base Report).
(d)	In each period of twelve (12) Months commencing on the date of this Agreement and each anniversary thereof:
(i)	the Company is required to remedy a failure to provide a Borrowing Base Report in accordance with clause 26.11(a) on more than four (4) occasions;
(ii)	the Company is required to remedy a failure to provide a Cross-Check Borrowing Base Report in accordance with clause 26.11(b) on more than two (2) occasions;
(iii)	five (5) or more Deficient Borrowing Base Reports are provided to the Collateral Management Agent pursuant to this Agreement; or
(iv)	three (3) or more Deficient Cross-Check Borrowing Base Reports are provided to the Collateral Management Agent pursuant to this Agreement.
(e)	The Company provides two (2) consecutive Deficient Cross-Check Borrowing Base Reports to the Collateral Management Agent pursuant to this Agreement.
26.12	Audit qualification
The Auditors of the Group qualify the audited annual consolidated financial statements of the Parent.
26.13	Repudiation and rescission of agreements
An Obligor, the Spanish Pledgor or any South African Pledge Counterparty (or any other relevant party) rescinds or purports to rescind or repudiates or purports to repudiate a Finance Document or any of the Transaction Security or evidences an intention to rescind or repudiate a Finance Document or any Transaction Security.
26.14	Accounts
Without the prior written consent of the Facility Agent on the instructions of all Lenders any Collection Account or Facility Account is closed or requested to be closed (other than in accordance with the terms of this Agreement).
26.15	Litigation
Any litigation, arbitration, administrative, governmental, regulatory or other investigations, proceedings or disputes are commenced or threatened in relation to the Finance Documents or the transactions contemplated in the Finance Documents or against any member of the Group or its assets which have or are reasonably likely to have a Material Adverse Effect.
26.16	Expropriation
The authority or ability of any member of the Group to conduct its business is limited or wholly or substantially curtailed by any seizure, expropriation, nationalisation, compulsory acquisition, intervention, restriction or other action by or on behalf of any governmental, regulatory or other authority or other person in relation to any member of the Group or any of its assets or the shares in that member of the Group (including without limitation the displacement of all or part of the management of any member of the Group).
26.17	Material adverse change
Any event or circumstance occurs which the Majority Lenders reasonably believe has or is reasonably likely to have a Material Adverse Effect.

26.18	Sanctions
Any Obligor or any other member of the Group:
(a)
becomes a Prohibited Person or becomes owned or controlled by, or acts directly or indirectly on behalf of, a Prohibited Person or any of such persons becomes the owner or controller of a Prohibited Person; or

(b)	fails to comply with any Sanctions.
26.19	Acceleration
On and at any time after the occurrence of an Event of Default the Facility Agent may, and shall if so directed by the Majority Lenders, by notice to the Company:
(a)	cancel the Total Proposed Participations at which time they shall immediately be cancelled;
(b)
declare that all or part of the Utilisations, together with accrued interest, and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable;

(c)	declare that all or part of the Utilisations be payable on demand, at which time they shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders;
(d)	declare that cash cover in respect of each Credit Instrument is immediately due and payable at which time it shall become immediately due and payable;
(e)
declare that cash cover in respect of each Credit Instrument is payable on demand at which time it shall immediately become due and payable on demand by the Facility Agent on the instructions of the Majority Lenders;

(f)
declare all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Fronted Facilities to be immediately due and payable, at which time they shall become immediately due and payable;

(g)
declare that all or any part of the amounts (or cash cover in relation to those amounts) outstanding under the Fronted Facilities be payable on demand, at which time they shall immediately become payable on demand by the Facility Agent on the instructions of the Majority Lenders;

(h)
instruct the close-out of any hedging or clearing transactions which are the subject of a Multi-Party TPA Agreement or require the Borrowers to close out any FX Hedging Provider Hedging Transactions; and/or

(i)	exercise or direct the Security Agent to exercise any or all of its rights, remedies, powers or discretions under the Finance Documents.

Section 9
 Changes to Parties
27	Changes to the Lenders
27.1	Assignments and transfers by the Lenders
Subject to this clause 27 and to clause 28 (Restriction on Debt Purchase Transactions), a Lender (the Existing Lender) may:
(a)	assign any of its rights; or
(b)	transfer by novation any of its rights and obligations,
under any Finance Document to another bank or financial institution or to a trust, fund or other entity which is regularly engaged in or established for the purpose of making, purchasing or investing in loans, securities or other financial assets (the New Lender).
27.2	Conditions of assignment or transfer
(a)
The consent of the relevant Issuing Bank or Overdraft Bank is required for any assignment or transfer by an Existing Lender of any of its rights and/or obligations under a Fronted Facility. This requirement shall apply to any such transfer irrespective of the circumstances of the transfer and notwithstanding any other provision of this Agreement.

(b)	The consent of the Company is required for an assignment or transfer by an Existing Lender, unless the assignment or transfer is:
(i)	to an Acceptable Bank;
(ii)	to a Lender or an Affiliate of a Lender; or
(iii)	made at a time when an Event of Default is continuing.
(c)
The consent of the Company to an assignment or transfer must not be unreasonably withheld or delayed.  The Company will be deemed to have given its consent five (5) Business Days after the Existing Lender has requested it unless consent is expressly refused by the Company within that time.

(d)	An assignment will only be effective on:
(i)
receipt by the Facility Agent (whether in the Assignment Agreement or otherwise) of written confirmation from the New Lender (in form and substance satisfactory to the Facility Agent) that the New Lender will assume the same obligations to the other Finance Parties and the other Secured Parties as it would have been under if it was an Original Lender;

(ii)
the performance by the Facility Agent of all necessary "know your customer" or other similar checks under all applicable laws and regulations in relation to such assignment to a New Lender, the completion of which the Facility Agent shall promptly notify to the Existing Lender and the New Lender; and

(iii)
receipt by the Facility Agent from the New Lender of a notarised power of attorney substantially in the form set out in Schedule 19 (Form of New Lender Spanish Power of Attorney) to enable the Security Agent to exercise any rights, discretions or powers or to grant any consents or releases under the Spanish Pledges.  For the avoidance of doubt, all costs and expenses relating to the execution of the power of attorney in the form set out in Schedule 19 (Form of New Lender Spanish Power of Attorney) shall be borne by the entity granting such power of attorney.

(e)	A transfer will only be effective if the procedure set out in clause 27.5 (Procedure for transfer) is complied with.
(f)	If:
(i)	a Lender assigns or transfers any of its rights or obligations under the Finance Documents or changes its Facility Office; and
(ii)
as a result of circumstances existing at the date the assignment, transfer or change occurs, an Obligor would be obliged to make a payment to the New Lender or Lender acting through its new Facility Office under clause 16 (Increased Costs), then the New Lender or Lender acting through its new Facility Office is only entitled to receive payment under that clause to the same extent as the Existing Lender or Lender acting through its previous Facility Office would have been if the assignment, transfer or change had not occurred.  This paragraph (f) shall not apply in respect of an assignment or transfer made in the ordinary course of the primary syndication of the Facility or to the extent that the payment under clause 15 (Tax Gross Up and Indemnities) relates to a FATCA Deduction.

(g)
Each New Lender, by executing the relevant Transfer Certificate or Assignment Agreement, confirms, for the avoidance of doubt, that the Facility Agent has authority to execute on its behalf any amendment or waiver that has been approved by or on behalf of the requisite Lender or Lenders in accordance with this Agreement on or prior to the date on which the transfer or assignment becomes effective in accordance with this Agreement and that it is bound by that decision to the same extent as the Existing Lender would have been had it remained a Lender.

27.3	Assignment or transfer fee
Unless the Facility Agent otherwise agrees and excluding an assignment or transfer (i) to an Affiliate of a Lender, (ii) to a Related Fund or (iii) made in connection with primary syndication of the Facility, the New Lender shall, on the date upon which an assignment or transfer takes effect, pay to the Facility Agent (for its own account) a fee of $3,500.
27.4	Limitation of responsibility of Existing Lenders
(a)	Unless expressly agreed to the contrary, an Existing Lender makes no representation or warranty and assumes no responsibility to a New Lender for:
(i)	the legality, validity, effectiveness, adequacy or enforceability of the Finance Documents, the Transaction Security or any other documents;
(ii)	the financial condition of any Obligor;
(iii)	the performance and observance by any Obligor or any other member of the Group of its obligations under the Finance Documents or any other documents; or
(iv)	the accuracy of any statements (whether written or oral) made in or in connection with any Finance Document or any other document, and any representations or warranties implied by law are excluded.
(b)	Each New Lender confirms to the Existing Lender, the other Finance Parties and the Secured Parties that it:
(i)
has made (and shall continue to make) its own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in this Agreement and has not relied exclusively on any information provided to it by the Existing Lender or any other

Finance Party in connection with any Finance Document or the Transaction Security; and
(ii)
will continue to make its own independent appraisal of the creditworthiness of each Obligor and its related entities whilst any amount is or may be outstanding under the Finance Documents or any Proposed Participation is in force.

(c)	Nothing in any Finance Document obliges an Existing Lender to:
(i)	accept a re-transfer or re-assignment from a New Lender of any of the rights and obligations assigned or transferred under this clause 27; or
(ii)	support any losses directly or indirectly incurred by the New Lender by reason of the non-performance by any Obligor of its obligations under the Finance Documents or otherwise.
27.5	Procedure for transfer
(a)
Subject to the conditions set out in clause 27.2 (Conditions of assignment or transfer) a transfer is effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Transfer Certificate delivered to it by the Existing Lender and the New Lender.  The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Transfer Certificate appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Transfer Certificate.

(b)
The Facility Agent shall only be obliged to execute a Transfer Certificate delivered to it by the Existing Lender and the New Lender once: (A) it is satisfied it has complied with all necessary "know your customer" or similar checks under all applicable laws and regulations in relation to the transfer to such New Lender; and (B) it has received from the New Lender a notarised power of attorney substantially in the form set out in Schedule 19 (Form of New Lender Spanish Power of Attorney) to enable the Security Agent to exercise any rights, discretions or powers or to grant any consents or releases under the Spanish Pledges.  For the avoidance of doubt, all costs and expenses relating to the execution of the power of attorney in the form set out in Schedule 19 (Form of New Lender Spanish Power of Attorney) shall be borne by the entity granting such power of attorney.

(c)	Subject to clause 27.9 (Pro rata interest settlement), on the Transfer Date:
(i)
to the extent that in the Transfer Certificate the Existing Lender seeks to transfer by novation its rights and obligations under the Finance Documents and in respect of the Transaction Security each of the Obligors and the Existing Lender shall be released from further obligations towards one another under the Finance Documents and in respect of the Transaction Security and their respective rights against one another under the Finance Documents and in respect of the Transaction Security shall be cancelled (being the Discharged Rights and Obligations);

(ii)
each of the Obligors and the New Lender shall assume obligations towards one another and/or acquire rights against one another which differ from the Discharged Rights and Obligations only insofar as that Obligor or other member of the Group and the New Lender have assumed and/or acquired the same in place of that Obligor and the Existing Lender;

(iii)
the Facility Agent, the Collateral Management Agent, the Arranger, the Security Agent, the New Lender, the Issuing Bank, the Overdraft Bank and the other Lenders shall acquire the same rights and assume the same obligations between themselves and in respect of the Transaction Security as they would have acquired and assumed had the New Lender been an Original Lender with the rights, and/or obligations acquired or assumed by it as a result of the transfer and to that extent the Facility Agent, the Collateral Management Agent, the Arranger, the Security Agent, the Issuing Bank, the Overdraft Bank and the Existing Lender shall each be released from further obligations to each other under the Finance Documents; and
(iv)	the New Lender shall become a Party as a Lender.
27.6	Procedure for assignment
(a)
Subject to the conditions set out in clause 27.2 (Conditions of assignment or transfer) an assignment may be effected in accordance with paragraph (c) below when the Facility Agent executes an otherwise duly completed Assignment Agreement delivered to it by the Existing Lender and the New Lender.  The Facility Agent shall, subject to paragraph (b) below, as soon as reasonably practicable after receipt by it of a duly completed Assignment Agreement appearing on its face to comply with the terms of this Agreement and delivered in accordance with the terms of this Agreement, execute that Assignment Agreement.

(b)
The Facility Agent shall only be obliged to execute an Assignment Agreement delivered to it by the Existing Lender and the New Lender once it is satisfied it has complied with all necessary "know your customer" or similar checks under all applicable laws and regulations in relation to the assignment to such New Lender.

(c)	Subject to clause 27.9 (Pro rata interest settlement), on the Transfer Date:
(i)
the Existing Lender will assign absolutely to the New Lender its rights under the Finance Documents and in respect of the Transaction Security expressed to be the subject of the assignment in the Assignment Agreement;

(ii)
the Existing Lender will be released from the obligations (the Relevant Obligations) expressed to be the subject of the release in the Assignment Agreement (and any corresponding obligations by which it is bound in respect of the Transaction Security); and

(iii)	the New Lender shall become a Party as a Lender and will be bound by obligations equivalent to the Relevant Obligations.
(d)
Lenders may utilise procedures other than those set out in this clause 27.6 to assign their rights under the Finance Documents (but not, without the consent of the relevant Obligor or unless in accordance with clause 27.5 (Procedure for transfer), to obtain a release by that Obligor from the obligations owed to that Obligor by the Lenders nor the assumption of equivalent obligations by a New Lender) provided that they comply with the conditions set out in clause 27.2 (Conditions of assignment or transfer).

27.7	Copy of Transfer Certificate or Assignment Agreement to the Company
The Facility Agent shall, as soon as reasonably practicable after it has executed a Transfer Certificate or an Assignment Agreement, send to the Company a copy of that Transfer Certificate or Assignment Agreement.
27.8	Security over Lenders' rights
In addition to the other rights provided to Lenders under this clause 27, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:
(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank; and

(b)
in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:
(i)
release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other Security for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents.
27.9	Pro rata interest settlement
(a)
If the Facility Agent has notified the Lenders that it is able to distribute interest payments on a "pro rata basis" to Existing Lenders and New Lenders then (in respect of any transfer pursuant to clause 27.5 (Procedure for transfer) or any assignment pursuant to clause 27.6 (Procedure for assignment) the Transfer Date of which, in each case, is after the date of such notification and is not on the last day of an Interest Period):

(i)
any interest or fees in respect of the relevant participation which are expressed to accrue by reference to the lapse of time shall continue to accrue in favour of the Existing Lender up to but excluding the Transfer Date (Accrued Amounts) and shall become due and payable to the Existing Lender (without further interest accruing on them) on the last day of the current Interest Period (or, if the Interest Period is longer than six (6) Months, on the next of the dates which falls at six (6) Monthly intervals after the first day of that Interest Period); and

(ii)	the rights assigned or transferred by the Existing Lender will not include the right to the Accrued Amounts so that, for the avoidance of doubt:
(A)	when the Accrued Amounts become payable, those Accrued Amounts will be payable for the account of the Existing Lender; and
(B)
the amount payable to the New Lender on that date will be the amount which would, but for the application of this clause 27.9, have been payable to it on that date, but after deduction of the Accrued Amounts.

(b)	In this clause 27.9, references to Interest Period shall be construed to include a reference to any other period for accrual of fees.
28	Restriction on Debt Purchase Transactions
28.1	Prohibition on Debt Purchase Transactions by the Group
The Company shall not, and shall procure that each other member of the Group shall not, enter into any Debt Purchase Transaction or beneficially own all or any part of the share capital of a company that is a Lender or a party to a Debt Purchase Transaction of the type referred to in paragraphs (b) or (c) of the definition of Debt Purchase Transaction.
28.2	Disenfranchisement on Debt Purchase Transactions entered into by Parent Affiliates
(a)	For so long as a Parent Affiliate:
(i)	beneficially owns a Proposed Participation; or

(ii)
has entered into a sub-participation agreement relating to a Proposed Participation or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated, in ascertaining:
(A)	the Majority Lenders; or
(B)	whether:
(1)	any given percentage (including, for the avoidance of doubt, unanimity) of the Total Proposed Participations; or
(2)	the agreement of any specified group of Lenders,
has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents such Proposed Participation shall be deemed to be zero; and such Parent Affiliate or the person with whom it has entered into such sub-participation, other agreement or arrangement shall be deemed not to be a Lender for the purposes of paragraphs (A) and (B) above (unless in the case of a person not being a Parent Affiliate it is a Lender by virtue otherwise than by beneficially owning the relevant Proposed Participation).
(b)
Each Lender shall, unless such Debt Purchase Transaction is an assignment or transfer, promptly notify the Facility Agent in writing if it knowingly enters into a Debt Purchase Transaction with a Parent Affiliate (a Notifiable Debt Purchase Transaction), such notification to be substantially in the form set out in Part I of Schedule 8 (Forms of Notifiable Debt Purchase Transaction Notice).

(c)	A Lender shall promptly notify the Facility Agent if a Notifiable Debt Purchase Transaction to which it is a party:
(i)	is terminated; or
(ii)	ceases to be with a Parent Affiliate,
such notification to be substantially in the form set out in Part II of Schedule 8 (Forms of Notifiable Debt Purchase Transaction Notice).
(d)	Each Parent Affiliate that is a Lender agrees that:
(i)
in relation to any meeting or conference call to which all the Lenders are invited to attend or participate, it shall not attend or participate in the same if so requested by the Facility Agent or, unless the Facility Agent otherwise agrees, be entitled to receive the agenda or any minutes of the same; and

(ii)
in its capacity as Lender, unless the Facility Agent otherwise agrees, it shall not be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Facility Agent or one or more of the Lenders.

29	Changes to the Obligors
29.1	Assignment and transfers by Obligors
No Obligor may assign any of its rights or transfer any of its rights or obligations under the Finance Documents.

Additional Borrowers
29.2
Subject to compliance with the provisions of clause 22.7 ("Know your customer" checks), the Company may request that any of its Subsidiaries becomes an Additional Borrower.  That Subsidiary shall become an Additional Borrower if:

(a)	all the Lenders (or, in the case of a Subsidiary which would be a FATCA FFI or a US Tax Obligor if it became an Additional Borrower, all the Finance Parties) approve the addition of that Subsidiary;
(b)	the Company delivers to the Facility Agent a duly completed and executed Accession Letter;
(c)	the Subsidiary is (or becomes) a Guarantor prior to becoming a Borrower;
(d)	the Company confirms that no Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower; and
(e)
the Facility Agent has received all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions precedent) in relation to that Additional Borrower, each in form and substance satisfactory to the Facility Agent.

In case of an Additional Borrower incorporated under the laws of Spain acceding this Agreement, if requested by the Facility Agent (acting reasonably) within ten (10) Business Days of the date on which the completed and executed Accession Letter has been provided pursuant to the terms of this Agreement, the Accession Letter and any relevant Finance Documents shall be notarized before a Spanish Notary Public, and the parties to the notarial deed shall acknowledge that it qualifies as a "título ejecutivo" in case of enforcement in Spain.
29.3
The Facility Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 2 of Schedule 2 (Conditions precedent).

Resignation of a Borrower
29.4	The Company may request that a Borrower (other than the Company) ceases to be a Borrower by delivering to the Facility Agent a Resignation Letter.
29.5	The Facility Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:
(a)	the Majority Lenders have consented to the Company's request;
(b)
where the Borrower is also a Guarantor (unless its resignation has been accepted in accordance with clause 29.13 (Resignation of a Guarantor)), its obligations in its capacity as Guarantor continue to be legal, valid, binding and enforceable and in full force and effect and the amount guaranteed by it as Guarantor is not decreased (and the Company has confirmed this is the case);

(c)	no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case); and
(d)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents, whereupon that company shall cease to be a Borrower and shall have no further rights or obligations under the Finance Documents.

29.6
The Facility Agent may, at the cost and expense of the Company, require a legal opinion from counsel to the Facility Agent confirming the matters set out in paragraph 29.5(b) above and the Facility Agent shall be under no obligation to accept a Resignation Letter until it has obtained such opinion in form and substance satisfactory to it.

Additional Guarantors
29.7
The Company shall procure that each member of the Group which is or becomes a Material Subsidiary (other than an Excluded Material Subsidiary) shall accede to this Agreement as an Additional Guarantor within ten (10) Business Days of that entity becoming a Material Subsidiary.

In case of an Additional Guarantor incorporated under the laws of Spain acceding this Agreement, if requested by the Facility Agent (acting reasonably) within ten (10) Business Days of the date on which the completed and executed Accession Letter has been provided pursuant to the terms of this Agreement, the Accession Letter and any relevant Finance Documents shall be notarized before a Spanish Notary Public, and the parties to the notarial deed shall acknowledge that it qualifies as a "título ejecutivo" in case of enforcement in Spain.
29.8	If at any time:
(a)	the aggregate of the EBITDA of the Guarantors is less than 80% of the EBITDA of the Group taken as a whole
(b)	the aggregate of the Gross Assets of the Guarantors is less than 65% of the Gross Assets of the Group taken as a whole
(c)	the aggregate of the Current Assets of the Guarantors is less than 95% of the Current Assets of the Group taken as a whole, the Company shall immediately procure that additional members of the Group shall accede to this Agreement as Additional Guarantors so as to ensure that the EBITDA, Gross Assets and/or Current Assets of the Guarantors are no longer below the thresholds set out in this clause 29.8.
29.9	Notwithstanding the provisions of clauses 29.7 and 29.8, the Company may at any time request that any of its Subsidiaries (or any Subsidiaries of the Parent) become an Additional Guarantor.
29.10
The Company shall procure that each proposed Additional Guarantor pursuant to clauses 29.6 to 29.8 shall comply with the provisions of clause 22.7 ("Know your customer" checks).  An entity shall become an Additional Guarantor upon:

(a)	in the case of an entity which would be a FATCA FFI or a US Tax Obligor if it became an Additional Guarantor, all the Finance Parties approving the addition of that entity;
(b)	the Company delivering to the Facility Agent a duly completed and executed Accession Letter; and
(c)
the Facility Agent having received all of the documents and other evidence listed in Part 2 of Schedule 2 (Conditions precedent) in relation to that Additional Guarantor, each in form and substance satisfactory to the Facility Agent.

29.11
The Facility Agent shall notify the Company and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in Part 2 of Schedule 2 (Conditions precedent).

Resignation of a Guarantor
29.12	The Company may request that a Guarantor (other than the Parent or the Company) ceases to be a Guarantor by delivering to the Facility Agent a Resignation Letter.
29.13	The Facility Agent shall accept a Resignation Letter and notify the Company and the Lenders of its acceptance if:
(a)	no Default is continuing or would result from the acceptance of the Resignation Letter (and the Company has confirmed this is the case);
(b)	where the Guarantor is also a Borrower, it is under no actual or contingent obligations as a Borrower and has resigned and ceased to be a Borrower under clause 29.4 (Resignation of a Borrower);
(c)	all Lenders have consented to the Company's request; and
(d)	no payment is due from the Guarantor under this Agreement.
Compulsory resignation of FATCA FFIs and US Tax Obligors
29.14
If so directed by the Facility Agent (acting on the instructions of all Lenders), the Company shall procure that any Obligor which is a FATCA FFI or a US Tax Obligor shall resign as a Borrower or a Guarantor (as the case may be) prior to the earliest FATCA Application Date relating to any payment by that Obligor (or any payment by the Facility Agent which relates to a payment by that Obligor). For the purposes of clause 29.13(c) (Resignation of a Guarantor) each Lender consents to the resignation of a Guarantor required pursuant to this clause 29.14.

Repetition of Representations
29.15
Delivery of an Accession Letter constitutes confirmation by the relevant Subsidiary that the Repeating Representations are true and correct in relation to it as at the date of delivery as if made by reference to the facts and circumstances then existing.

Section 10
 The Finance Parties
30	Role of the Facility Agent, the Collateral Management Agent, the Arranger, the Issuing Bank, the Overdraft Bank and Others
30.1	Appointment of the Facility Agent and the Collateral Management Agent
(a)
Each of the Arranger, the Issuing Bank, the Overdraft Bank and the Lenders appoints the Facility Agent and the Collateral Management Agent to act as its agent under and in connection with the Finance Documents.

(b)
Each of the Arranger, the Issuing Bank, the Overdraft Bank and the Lenders authorises the Facility Agent and the Collateral Management Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Facility Agent and the Collateral Management Agent (as the case may be) under or in connection with the Finance Documents together with any other incidental rights, powers, authorities and discretions (even if it involves self-contracting (autocontratación), multi-representation or conflict of interest), including, without limitation, to enter and raise into Spanish public status before a Spanish public notary any document related to this mandate and, specifically, those deemed necessary or appropriate according to the mandate received (including, but not limited to, documents of formalisation, acknowledgement, confirmation, modification or release, acceptance of any security interest and acceptance of acknowledgement of debts by Obligors).

30.2	Instructions
(a)	Each of the Facility Agent and the Collateral Management Agent shall:
(i)
unless a contrary indication appears in a Finance Document, exercise or refrain from exercising any right, power, authority or discretion vested in it as Facility Agent or the Collateral Management Agent (as the case may be) in accordance with any instructions given to it by:

(A)	all Lenders if the relevant Finance Document stipulates the matter is an all Lender decision; or
(B)	in all other cases, the Majority Lenders; and
(ii)	not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above.
(b)
Each of the Facility Agent and the Collateral Management Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or, if the relevant Finance Document stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Facility Agent and the Collateral Management Agent may refrain from acting unless and until they receive those instructions or that clarification.

(c)
Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under the relevant Finance Document and unless a contrary indication appears in a Finance Document, any instructions given to the Facility Agent or the Collateral Management Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Finance Parties save for the Security Agent.

(d)	Each of the Facility Agent and the Collateral Management Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability which it may incur in complying with those instructions.
(e)	In the absence of instructions, each of the Facility Agent and the Collateral Management Agent may act (or refrain from acting) as it considers to be in the best interest of the Lenders.
(f)
The Facility Agent and the Collateral Management Agent are not authorised to act on behalf of a Lender (without first obtaining that Lender's consent) in any legal or arbitration proceedings relating to any Finance Document.  This paragraph (f) shall not apply to any legal or arbitration proceeding relating to the perfection, preservation or protection of rights under the Transaction Security Documents or enforcement of the Transaction Security or Transaction Security Documents.

30.3	Duties of the Facility Agent and the Collateral Management Agent
(a)	The duties of the Facility Agent and the Collateral Management Agent under the Finance Documents are solely mechanical and administrative in nature.
(b)
Subject to paragraph (c) below, each of the Facility Agent and the Collateral Management Agent shall promptly forward to a Party the original or a copy of any document which is delivered to the Facility Agent or the Collateral Management Agent for that Party by any other Party.

(c)
Without prejudice to clause 27.7 (Copy of Transfer Certificate or Assignment Agreement to the Company) and clause 6.22, paragraph (a) above shall not apply to any Transfer Certificate or any Assignment Agreement.

(d)
Except where a Finance Document specifically provides otherwise, neither the Facility Agent and the Collateral Management Agent is obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(e)
If the Facility Agent or the Collateral Management Agent receives notice from a Party referring to this Agreement, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the other Finance Parties.

(f)
If the Facility Agent or the Collateral Management Agent is aware of the non-payment of any principal, interest, commitment fee or other fee payable to a Finance Party (other than the Facility Agent, the Collateral Management Agent, the Arranger or the Security Agent) under this Agreement it shall promptly notify the other Finance Parties.

(g)
The Facility Agent shall provide to the Company within five (5) Business Days of a request by the Company (but no more frequently than once per calendar month), a list (which may be in electronic form) setting out the names of the Lenders as at that Business Day, their respective Proposed Participations, the address and email (and the department or officer, if any, for whose attention any communication is to be made) of each Lender for any communication to be made or document to be delivered under or in connection with the Finance Documents, the electronic mail address and/or any other information required to enable the sending and receipt of information by electronic mail or other electronic means to and by each Lender to whom any communication under or in connection with the Finance Documents may be made by that means and the account details of each Lender for any payment to be distributed by the Facility Agent to that Lender under the Finance Documents.

(h)
Each of the Facility Agent and the Collateral Management Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).

30.4	Role of the Arranger
Except as specifically provided in the Finance Documents, the Arranger, the Co-Ordinator and the Documentation Bank shall not have any obligations of any kind to any other Party under or in connection with any Finance Document.
30.5	No fiduciary duties
(a)
Nothing in any Finance Document constitutes the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank. the Issuing Bank, the Overdraft Bank and/or the Arranger as a trustee or fiduciary of any other person.

(b)
None of the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank, the Issuing Bank, the Overdraft Bank or the Arranger shall be bound to account to any Lender for any sum or the profit element of any sum received by it for its own account.

30.6	Business with the Group
The Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank, the Issuing Bank, the Overdraft Bank and the Arranger may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.
30.7	Rights and discretions
(a)	Each of the Facility Agent, the Issuing Bank, the Overdraft Bank and the Collateral Management Agent may:
(i)
rely on any representation, communication, notice or document (including, without limitation, any notice given by a Lender pursuant to paragraphs (b) or (c) of clause 28.2 (Disenfranchisement on Debt Purchase Transactions entered into by Parent Affiliates)) believed by it to be genuine, correct and appropriately authorised;

(ii)	assume that:
(A)	any instructions received by it from the Majority Lenders, any Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents; and
(B)	unless it has received notice of revocation, that those instructions have not been revoked; and
(iii)	rely on a certificate from any person:
(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or
(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing, as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.
(b)	Each of the Facility Agent and the Collateral Management Agent may assume (unless it has received notice to the contrary in its capacity as agent for the Lenders) that:
(i)	no Default has occurred (unless it has actual knowledge of a Default arising under clause 26.1 (Non-payment));

(ii)	any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised;
(iii)	any notice or request made by the Company (other than a Utilisation Request) is made on behalf of and with the consent and knowledge of all the Obligors; and
(iv)	no Notifiable Debt Purchase Transaction:
(A)	has been entered into;
(B)	has been terminated; or
(C)	has ceased to be with a Parent Affiliate.
(c)
Each of the Facility Agent and the Collateral Management Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.

(d)
Without prejudice to the generality of paragraph (c) above or paragraph (e) below, each of the Facility Agent and the Collateral Management Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to it (and so separate from any lawyers instructed by the Lenders) if it in its reasonable opinion deems this to be desirable.

(e)
Each of the Facility Agent and the Collateral Management Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by it or by any other Party) and shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of its so relying.

(f)	Each of the Facility Agent and the Collateral Management Agent may act in relation to the Finance Documents through its officers, employees and agents and shall not:
(i)	be liable for any error of judgment made by any such person; or
(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part, of any such person, unless such error or such loss was directly caused by its gross negligence or wilful misconduct.
(g)
Unless a Finance Document expressly provides otherwise each of the Facility Agent and the Collateral Management Agent may disclose to any other Party any information it reasonably believes it has received as agent under this Agreement.

(h)
Notwithstanding any other provision of any Finance Document to the contrary, none of the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank, the Issuing Bank, the Overdraft Bank or an Arranger is obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)
The Facility Agent is not obliged to disclose to any Finance Party any details of the rate notified to the Facility Agent by any Lender or the identity of any such Lender for the purpose of paragraph (a)(ii) of clause 13.2 (Market Disruption).

(j)
Notwithstanding any provision of any Finance Document to the contrary, neither the Facility Agent nor the Collateral Management Agent is obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.
(k)	Without prejudice to the generality of paragraph (g) above, the Facility Agent:
(i)	may disclose; and
(ii)	on the written request of the Company or the Majority Lenders shall, as soon as reasonably practicable, disclose, the identity of a Non-Acceptable Bank to the Company and the other Finance Parties.
30.8	Responsibility for documentation
None of the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank, the Issuing Bank, the Overdraft Bank or an Arranger is responsible or liable for:
(a)
the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank, the Issuing Bank, the Overdraft Bank, an Arranger, an Obligor or any other person in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into made or executed in anticipation of, under or in connection with any Finance Document;

(b)
the legality, validity, effectiveness, adequacy or enforceability of any Finance Document or the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security; or

(c)
any determination as to whether any information provided or to be provided to any Finance Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

30.9	No duty to monitor
Neither the Facility Agent nor the Collateral Management Agent shall be bound to enquire:
(a)	whether or not any Default has occurred;
(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document;
(c)	whether any other event specified in any Finance Document has occurred; or
(d)
whether at any time, including upon receipt of a Utilisation Request and upon a Utilisation occurring hereunder, the Borrowing Base Amount is or will continue to be zero or a positive number, in respect of which all Finance Parties shall be entitled to rely on the Borrowers to comply with their obligations under this Agreement to ensure that at all times the Borrowing Base Amount is zero or a positive number.

30.10	Exclusion of liability
(a)
Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Facility Agent , Issuing Bank, Overdraft Bank or the Collateral Management Agent, neither the Facility Agent, Issuing Bank, Overdraft Bank nor the Collateral Management Agent will be liable (including, without limitation, for negligence or any other category of liability whatsoever) for:

(i)
any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Transaction Security, unless directly caused by its gross negligence or wilful misconduct;

(ii)
exercising, or not exercising, any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security; or

(iii)	without prejudice to the generality of paragraphs (i) and (ii) above, any damages, costs or losses to any person, any diminution in value or any liability whatsoever arising as a result of:
(A)	any act, event or circumstance not reasonably within its control; or
(B)	the general risks of investment in, or the holding of assets in, any jurisdiction, including (in each case and without limitation) such damages, costs,  losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets (including any Disruption Event); breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.
(b)
No Party (other than the Facility Agent) may take any proceedings against any officer, employee or agent of the Facility Agent, in respect of any claim it might have against the Facility Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Facility Agent may rely on this clause subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(c)
No Party (other than the Collateral Management Agent) may take any proceedings against any officer, employee or agent of the Collateral Management Agent, in respect of any claim it might have against the Collateral Management Agent or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Collateral Management Agent may rely on this clause subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(d)
No Party (other than the Issuing Bank) may take any proceedings against any officer, employee or agent of the Issuing Bank, in respect of any claim it might have against the Issuing Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Issuing Bank may rely on this clause subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(e)
No Party (other than the Overdraft Bank) may take any proceedings against any officer, employee or agent of the Overdraft Bank, in respect of any claim it might have against the Overdraft Bank or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document and any officer, employee or agent of the Overdraft Bank may rely on this clause subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(f)	Neither the Facility Agent nor the Collateral Management Agent will be liable for any delay (or any related consequences) in crediting an account with an amount required under the Finance Documents to be paid by it if it has taken all necessary steps as soon as reasonably practicable to comply with the regulations or operating procedures of any recognised clearing or settlement system used by it for that purpose.
(g)	Nothing in this Agreement shall oblige the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank or an Arranger to carry out:
(i)	any "know your customer" or other checks in relation to any person; or
(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any Lender, on behalf of any Lender and each Lender confirms to the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank and the Arranger that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank or the Arranger.
(h)
Without prejudice to any provision of any Finance Document excluding or limiting either the Facility Agent's or the Collateral Management Agent's liability, any liability of the Facility Agent or the Collateral Management Agent arising under or in connection with any Finance Document or the Transaction Security shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Facility Agent or the Collateral Management Agent or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Facility Agent or the Collateral Management Agent at any time which increase the amount of that loss.  In no event shall the Facility Agent or the Collateral Management Agent be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Facility Agent has been advised of the possibility of such loss or damages.

30.11	Lenders' indemnity to the Facility Agent and the Collateral Management Agent
(a)
Each Lender shall (in proportion to its share of the Total Proposed Participations or, if the Total Proposed Participations are then zero, to its share of the Total Proposed Participations immediately prior to their reduction to zero) indemnify the Facility Agent and the Collateral Management Agent, within three (3) Business Days of demand, against any cost, loss or liability (including, without limitation, for negligence or any other category of liability whatsoever) incurred by the Facility Agent and the Collateral Management Agent (as the case may be) (otherwise than by reason of the Facility Agent's and the Collateral Management Agent's (as the case may be) gross negligence or wilful misconduct) (or, in the case of any cost, loss or liability pursuant to clause 34.11 (Disruption to Payment Systems etc.) notwithstanding the Facility Agent's and the Collateral Management Agent's (as the case may be) negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent or the Collateral Management Agent (as the case may be) in acting as Facility Agent or Collateral Management Agent under the Finance Documents (unless the Facility Agent or the Collateral Management Agent (as the case may be) has been reimbursed by an Obligor pursuant to a Finance Document).

(b)
Subject to paragraph (c) below, the Company shall immediately on demand reimburse any Lender for any payment that Lender makes to the Facility Agent or the Collateral Management Agent pursuant to paragraph (a) above.

(c)
Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Facility Agent or the Collateral Management Agent to an Obligor.

30.12	Resignation of the Facility Agent and the Collateral Management Agent
(a)
The Facility Agent and/or the Collateral Management Agent may resign and appoint one of their respective Affiliates acting through an office in the Netherlands as successor by giving notice to the Lenders and the Company.

(b)
Alternatively the Facility Agent and/or the Collateral Management Agent may resign by giving thirty (30) days' notice to the Lenders and the Company, in which case the Majority Lenders (after consultation with the Company) may appoint a successor Facility Agent and/or the Collateral Management Agent (as the case may be).

(c)
If the Majority Lenders have not appointed a successor Facility Agent and/or the Collateral Management Agent in accordance with paragraph (b) above within twenty (20) days after notice of resignation was given, the retiring Facility Agent and/or the Collateral Management Agent (as the case may be) (after consultation with the Company) may appoint a successor Facility Agent and/or Collateral Management Agent (as the case may be) (acting through an office in the Netherlands).

(d)
If the Facility Agent or the Collateral Management Agent wishes to resign because (acting reasonably) it has concluded that it is no longer appropriate for it to remain as agent and the Facility Agent or the Collateral Management Agent is entitled to appoint a successor under paragraph (c) above, it may (if it concludes (acting reasonably) that it is necessary to do so in order to persuade the proposed successor Facility Agent or Collateral Management Agent to become a party to this Agreement in such capacity) agree with the proposed successor amendments to this clause 30 and any other term of this Agreement dealing with the rights or obligations of the Facility Agent or Collateral Management Agent (as the case may be) consistent with then current market practice for the appointment and protection of corporate trustees together with any reasonable amendments to the agency fee payable under this Agreement which are consistent with the successor Facility Agent's or Collateral Management Agent's normal fee rates and those amendments will bind the Parties.  Any amendments relating to matters which are not merely technical or administrative and/or relating to agency fees shall be subject to the prior consent of the Majority Lenders.

(e)
The retiring Facility Agent and/or Collateral Management Agent shall make available to the successor such documents and records and provide such assistance as the successor may reasonably request for the purposes of performing its functions as Facility Agent and/or Collateral Management Agent under the Finance Documents.  The Company shall, within three (3) Business Days of demand, reimburse the retiring Facility Agent and/or Collateral Management Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(f)	The Facility Agent's or the Collateral Management Agent's resignation notice shall only take effect upon the appointment of a successor.
(g)
Upon the appointment of a successor, the retiring Facility Agent and/or Collateral Management Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (e) above) but shall remain entitled to the benefit of clause 17.3 (Indemnity to the Facility Agent and/or Collateral Management Agent) and this clause 30 (and any agency fees for the account of the retiring Facility Agent and/or Collateral Management Agent (as the case may be) shall cease to accrue from (and shall be payable on) that date).  Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

(h)
The Facility Agent shall resign in accordance with clause 30.12 above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor pursuant to such clause) if on or after the date which is three (3) months before the earliest FATCA

Application Date relating to any payment to the Facility Agent under the Finance Documents, either:
(i)
the Facility Agent fails to respond to a request under clause 15.7 (FATCA Information) and the Company or a Lender reasonably believes that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)
the information supplied by the Facility Agent pursuant to clause 15.7 (FATCA Information) indicates that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Facility Agent notifies the Company and the Lenders that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;
and (in each case) the Company or a Lender reasonably believes that a Party will be required to make a FATCA Deduction that would not be required if the Facility Agent were a FATCA Exempt Party, and the Company or that Lender, by notice to the Facility Agent, requires it to resign.
30.13	Replacement of the Facility Agent or Collateral Management Agent
(a)
After consultation with the Company, the Majority Lenders may, by giving thirty (30) days' notice to the Facility Agent or Collateral Management Agent (as the case may be) (or, in respect of the Facility Agent, at any time the Facility Agent is an Impaired Agent, by giving any shorter notice determined by the Majority Lenders) replace the Facility Agent or Collateral Management Agent (as the case may be) by appointing a successor.

(b)
The retiring Facility Agent or Collateral Management Agent (as the case may be) shall (at its own cost if it is an Impaired Agent and otherwise at the expense of the Lenders) make available to its successor such documents and records and provide such assistance as the successor may reasonably request for the purposes of performing its functions as Facility Agent or Collateral Management Agent (as the case may be) under the Finance Documents.

(c)
The appointment of the successor Facility Agent or Collateral Management Agent (as the case may be) shall take effect on the date specified in the notice from the Majority Lenders to the retiring Facility Agent or Collateral Management Agent (as the case may be).  As from this date, the retiring Facility Agent or Collateral Management Agent (as the case may be) shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) above) but shall remain entitled to the benefit of clause 17.3 (Indemnity to the Facility Agent or Collateral Management Agent) and this clause 30 (and any agency fees for the account of the retiring Facility Agent or Collateral Management Agent (as the case may be) shall cease to accrue from (and shall be payable on) that date).

(d)
Any successor Facility Agent or Collateral Management Agent (as the case may be) and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if such successor had been an original Party.

30.14	Confidentiality
(a)
In acting as agent for the Finance Parties, the Facility Agent and Collateral Management Agent (as the case may be) shall be regarded as acting through its agency or collateral management division (as applicable), which shall be treated as a separate entity from any other of its divisions or departments.

(b)	If information is received by another division or department of the Facility Agent or Collateral Management Agent (as the case may be), it may be treated as confidential to that division or department and the Facility Agent or Collateral Management Agent (as the case may be) shall not be deemed to have notice of it.
(c)
Notwithstanding any other provision of any Finance Document to the contrary, none of the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank nor the Arranger is obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

30.15	Relationship with the Lenders
(a)
Subject to clause 27.9 (Pro rata interest settlement), each of the Facility Agent and Collateral Management Agent may treat the person shown in its records as Lender at the opening of business (in the place of the Facility Agent or Collateral Management Agent (as the case may be) principal office as notified to the Finance Parties from time to time) as the Lender acting through its Facility Office:

(i)	entitled to or liable for any payment due under any Finance Document on that day; and
(ii)	entitled to receive and act upon any notice, request, document or communication or make any decision or determination under any Finance Document made or delivered on that day, unless it has received not less than five (5) Business Days' prior notice from that Lender to the contrary in accordance with the terms of this Agreement.
(b)
Any Lender may by notice to the Facility Agent and Collateral Management Agent appoint a person to receive on its behalf all notices, communications, information and documents to be made or despatched to that Lender under the Finance Documents.  Such notice shall contain the address, email and (where communication by electronic mail or other electronic means is permitted under clause 36.6 (Electronic communication)) electronic mail address and/or any other information required to enable the sending and receipt of information by that means (and, in each case, the department or officer, if any, for whose attention communication is to be made) and be treated as a notification of a substitute address, electronic mail address, department and officer by that Lender for the purposes of clause 36.2 (Addresses) and paragraph (a)(ii) of clause 36.6 (Electronic communication) and the Facility Agent and Collateral Management Agent shall be entitled to treat such person as the person entitled to receive all such notices, communications, information and documents as though that person were that Lender.

30.16	Credit appraisal by the Lenders, Issuing Bank and Overdraft Bank
Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Lender, Issuing Bank and Overdraft Bank confirms to the Facility Agent, the Collateral Management Agent, the Documentation Bank, each Issuing Bank and Overdraft Bank and the Arranger that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:
(a)	the financial condition, status and nature of each member of the Group;
(b)
the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)	whether that Lender, Issuing Bank or Overdraft Bank has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;
(d)
the adequacy, accuracy or completeness of the Reports and any other information provided by the Facility Agent, the Collateral Management Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)
the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

30.17	Compliance appraisal by the Lenders
Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any compliance issues, each Lender confirms to the Facility Agent and the Collateral Management Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all compliance related risks arising under or in connection with any activities of the Obligors, the Spanish Pledgor and the South African Pledge Counterparties including but not limited to:
(a)	activities in the Sensitive Zones;
(b)	any Utilisation of a Fronted Facility affected by compliance related matters; and
(c)
the adequacy, accuracy or completeness of any information the Facility Agent or the Collateral Management Agent may (but has no obligation to) communicate to a Lender in relation to a counterparty (whether supplier or purchaser), products, origins or nature of a transaction.

30.18	Reference Banks
If a Reference Bank (or, if a Reference Bank is not a Lender, the Lender of which it is an Affiliate) ceases to be a Lender, the Facility Agent shall (in consultation with the Company) appoint another Lender or an Affiliate of a Lender to replace that Reference Bank.
30.19	Facility Agent's and Collateral Management Agent's management time
(a)
Any amount payable to the Facility Agent or the Collateral Management Agent under clause 17.3 (Indemnity to the Facility Agent or Collateral Management Agent), clause 19 (Costs and expenses) and clause 30.11 (Lenders' indemnity to the Facility Agent and the Collateral Management Agent) shall include the cost of utilising the Facility Agent's or Collateral Management Agent's (as the case may be) management time or other resources and will be calculated on the basis of such reasonable daily or hourly rates as the Facility Agent or the Collateral Management Agent (as the case may be) may notify to the Company and the Lenders, and is in addition to any fee paid or payable to the Facility Agent or the Collateral Management Agent under clause 14 (Fees).

(b)
Any cost of utilising the Facility Agent's or Collateral Management Agent's (as the case may be) management time or other resources shall include, without limitation, any such costs in connection with clause 28.2 (Disenfranchisement on Debt Purchase Transactions entered into by Parent Affiliates).

30.20	Deduction from amounts payable by the Facility Agent
If any Party owes an amount to the Facility Agent or the Collateral Management Agent under the Finance Documents the Facility Agent or the Collateral Management Agent  (as the case may be) may, after giving notice to that Party, deduct an amount not exceeding that amount from any payment to that Party which the Facility Agent or the Collateral Management Agent (as the case may be) would otherwise be obliged to make under the Finance Documents and apply the amount deducted in or towards satisfaction of the amount owed.  For the purposes of the Finance Documents that Party shall be regarded as having received any amount so deducted.
31	The Security Agent
31.1	Security Agent as trustee
(a)
The Security Agent declares that it holds the Transaction Security on trust for the Secured Parties on the terms contained in this Agreement.  For the purpose of the Moroccan Pledge, the Security Agent is irrevocably appointed by the Secured Parties as their agent for the purpose of executing the Moroccan Pledge, and to register, manage and enforce the Moroccan Pledge on the terms of this clause 31.

(b)
Each of the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank, the Arranger, the Issuing Bank, the Overdraft Bank and each Lender authorises the Security Agent to perform the duties, obligations and responsibilities and to exercise the rights, powers, authorities and discretions specifically given to the Security Agent under or in connection with the Finance Documents and any Multi-Party TPA Agreement together with any other incidental rights, powers, authorities and discretions (even if it involves self-contracting (autocontratación), multi-representation or conflict of interest), including, without limitation, to enter and raise into Spanish public status before a Spanish public notary any document related to this mandate and, specifically, those deemed necessary or appropriate according to the mandate received (including, but not limited to, documents of formalisation, acknowledgement, confirmation, modification or release, acceptance of any security interest and acceptance of acknowledgement of debts by Obligors).

31.2	Parallel debt (Covenant to pay the Security Agent)
(a)
Notwithstanding any other provision of this Agreement, each Obligor hereby irrevocably and unconditionally undertakes to pay to the Security Agent, as creditor in its own right and not as representative of the other Secured Parties, sums equal to and in the currency of each amount payable by the Obligors to each of the Secured Parties under each of the Finance Documents as and when that amount falls due for payment under the relevant Finance Document or would have fallen due but for any discharge resulting from failure of another Secured Party to take appropriate steps, in insolvency proceedings affecting the Obligor, to preserve its entitlement to be paid that amount.

(b)
The Security Agent shall have its own independent right to demand payment of the amounts payable by the Obligors under this clause 31.2 irrespective of any discharge of the Obligor's obligation to pay those amounts to the other Secured Parties resulting from failure by them to take appropriate steps, in insolvency proceedings affecting the Obligor, to preserve their entitlement to be paid those amounts.

(c)
Any amount due and payable by an Obligor to the Security Agent under this clause 31.2 shall be decreased to the extent that the other Secured Parties have received (and are able to retain) payment in full of the corresponding amount under the other provisions of the Finance Documents and any amount due and payable by the Obligors to the other Secured Parties under those provisions shall be decreased to the extent that the Security Agent has received (and is able to retain) payment in full of the corresponding amount under this clause 31.2.

31.3	Enforcement through Security Agent only
The Secured Parties shall not have any independent power to enforce, or have recourse to, any of the Transaction Security or to exercise any right, power, authority or discretion arising under the Transaction Security Documents except through the Security Agent.
If any Secured Party (other than the Security Agent) is a party to any of the Spanish Pledges it shall promptly upon being requested by the Facility Agent to do so grant a power of attorney or other sufficient authority to the Security Agent to enable the Security Agent to exercise any rights, discretions or powers or to grant any consents or releases under such Spanish Pledges.
31.4	Instructions
(a)	The Security Agent shall:
(i)
subject to paragraphs (d) and (e) below exercise or refrain from exercising any right, power, authority or discretion vested in it as Security Agent in accordance with any instructions given to it by the Majority Lenders (or the Facility Agent on their behalf);

(ii)
not be liable for any act (or omission) if it acts (or refrains from acting) in accordance with paragraph (i) above (or if this Agreement stipulates the matter is a decision for any other Lender or group of Lenders in accordance with instructions given to it by that Lender or group of Lenders).

(b)
The Security Agent shall be entitled to request instructions, or clarification of any instruction, from the Majority Lenders (or the Facility Agent on their behalf) (or, if this Agreement stipulates the matter is a decision for any other Lender or group of Lenders, from that Lender or group of Lenders) as to whether, and in what manner, it should exercise or refrain from exercising any right, power, authority or discretion and the Security Agent may refrain from acting unless and until it receives those instructions or that clarification.

(c)
Save in the case of decisions stipulated to be a matter for any other Lender or group of Lenders under this Agreement and unless a contrary intention appears in this Agreement, any instructions given to the Security Agent by the Majority Lenders shall override any conflicting instructions given by any other Parties and will be binding on all Secured Parties.

(d)	Paragraph (a) above shall not apply:
(i)	where a contrary indication appears in this Agreement;
(ii)	where this Agreement requires the Security Agent to act in a specified manner or to take a specified action; or
(iii)
in respect of any provision which protects the Security Agent's own position in its personal capacity as opposed to its role of Security Agent for the Secured Parties including, without limitation, clauses 31.7 (No duty to account) to clause 31.12 (Exclusion of liability), clause 31.15 (Confidentiality) to clause 31.21 (Custodians and nominees) and clause 31.24 (Acceptance of title) to clause 31.28 (Disapplication of Trustee Acts).

(e)
The Security Agent may refrain from acting in accordance with any instructions of any Lender or group of Lenders until it has received any indemnification and/or security that it may in its discretion require (which may be greater in extent than that contained in the Finance Documents and which may include payment in advance) for any cost, loss or liability (together with any associated VAT) which it may incur in complying with those instructions.

(f)
Without prejudice to the provisions of the remainder of this clause 31.4, in the absence of instructions, the Security Agent may act (or refrain from acting) as it considers in its discretion to be appropriate.

31.5	Duties of the Security Agent
(a)	The Security Agent's duties under the Finance Documents are solely mechanical and administrative in nature.
(b)	The Security Agent shall promptly:
(i)	forward to the Facility Agent a copy of any document received by the Security Agent from any Obligor, the Spanish Pledgor or any South African Pledge Counterparty under any Finance Document; and
(ii)	forward to a Party the original or a copy of any document which is delivered to the Security Agent for that Party by any other Party.
(c)
Except where a Finance Document specifically provides otherwise, the Security Agent is not obliged to review or check the adequacy, accuracy or completeness of any document it forwards to another Party.

(d)
If the Security Agent receives notice from a Party referring to any Finance Document, describing a Default and stating that the circumstance described is a Default, it shall promptly notify the Facility Agent.

(e)	The Security Agent shall have only those duties, obligations and responsibilities expressly specified in the Finance Documents to which it is expressed to be a party (and no others shall be implied).
31.6	No fiduciary duties to Obligors
Nothing in this agreement constitutes the Security Agent as an agent, trustee or fiduciary of any Obligor.
31.7	No duty to account
The Security Agent shall not be bound to account to any other Secured Party for any sum or the profit element of any sum received by it for its own account.
31.8	Business with the Group
The Security Agent may accept deposits from, lend money to and generally engage in any kind of banking or other business with any member of the Group.
31.9	Rights and discretions
(a)	The Security Agent may:
(i)	rely on any representation, communication, notice or document believed by it to be genuine, correct and appropriately authorised;
(ii)	assume that:
(A)	any instructions received by it from the Majority Lenders, the Lenders or any group of Lenders are duly given in accordance with the terms of the Finance Documents;

(B)	unless it has received actual notice of revocation, that those instructions have not been revoked; and
(C)	if it receives any instructions to act in relation to the Transaction Security, that all applicable conditions under the Finance Documents for so acting have been satisfied; and
(iii)	rely on a certificate from any person:
(A)	as to any matter of fact or circumstance which might reasonably be expected to be within the knowledge of that person; or
(B)	to the effect that such person approves of any particular dealing, transaction, step, action or thing, as sufficient evidence that that is the case and, in the case of paragraph (A) above, may assume the truth and accuracy of that certificate.
(b)	The Security Agent may assume (unless it has received notice to the contrary in its capacity as security trustee for the Secured Parties) that:
(i)	no Default has occurred;
(ii)	any right, power, authority or discretion vested in any Party or any group of Lenders has not been exercised; and
(iii)	any notice made by the Company is made on behalf of and with the consent and knowledge of all the Obligors.
(c)	The Security Agent may engage and pay for the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts.
(d)
Without prejudice to the generality of paragraph (c) above or paragraph (e) below, the Security Agent may at any time engage and pay for the services of any lawyers to act as independent counsel to the Security Agent (and so separate from any lawyers instructed by the Lenders and/or the Facility Agent) if the Security Agent in its reasonable opinion deems this to be desirable.

(e)
The Security Agent may rely on the advice or services of any lawyers, accountants, tax advisers, surveyors or other professional advisers or experts (whether obtained by the Security Agent or by any other Secured Party) and shall not be responsible or liable for any losses to any person, any diminution in value or any liability arising as a result of its so relying.

(f)	The Security Agent, any Receiver and any Delegate may act in relation to the Finance Documents and the Transaction Security through its officers, employees and agents and shall not:
(i)	be liable for any error of judgment made by any such person; or
(ii)	be bound to supervise, or be in any way responsible for any loss incurred by reason of misconduct, omission or default on the part of any such person, unless such error or such loss was directly caused by the Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct.
(g)	Unless this Agreement expressly specifies otherwise, the Security Agent may disclose to any other Party any information it reasonably believes it has received as security trustee under this Agreement.

(h)
Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to do or omit to do anything if it would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty or duty of confidentiality.

(i)
Notwithstanding any provision of any Finance Document to the contrary, the Security Agent is not obliged to expend or risk its own funds or otherwise incur any financial liability in the performance of its duties, obligations or responsibilities or the exercise of any right, power, authority or discretion if it has grounds for believing the repayment of such funds or adequate indemnity against, or security for, such risk or liability is not reasonably assured to it.

31.10	Responsibility for documentation
None of the Security Agent, any Receiver nor any Delegate is responsible or liable for:
(a)
the adequacy, accuracy or completeness of any information (whether oral or written) supplied by the Security Agent, an Obligor or any other person in or in connection with any Finance Document or the transactions contemplated in the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document;

(b)
the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security; or

(c)
any determination as to whether any information provided or to be provided to any Secured Party is non-public information the use of which may be regulated or prohibited by applicable law or regulation relating to insider dealing or otherwise.

31.11	No duty to monitor
The Security Agent shall not be bound to enquire:
(a)	whether or not any Default has occurred;
(b)	as to the performance, default or any breach by any Party of its obligations under any Finance Document; or
(c)	whether any event specified in any Finance Document has occurred.
31.12	Exclusion of liability
(a)
Without limiting paragraph (b) below (and without prejudice to any other provision of any Finance Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate), none of the Security Agent, any Receiver nor any Delegate will be liable for:

(i)
any damages, costs or losses to any person, any diminution in value, or any liability whatsoever arising as a result of taking or not taking any action under or in connection with any Finance Document or the Transaction Security unless directly caused by its gross negligence or wilful misconduct;

(ii)
exercising or not exercising any right, power, authority or discretion given to it by, or in connection with, any Finance Document, the Transaction Security or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with, any Finance Document or the Transaction Security;

(iii)	any shortfall which arises on the enforcement or realisation of the Transaction Security; or
(iv)	without prejudice to the generality of paragraphs (i) to (iii) above, any damages, costs, losses, diminution in value or liability whatsoever arising as a result of:
(A)	any act, event or circumstance not reasonably within its control; or
(B)	the general risks of investment in, or the holding of assets in, any jurisdiction, including (in each case and without limitation) such damages, costs, losses, diminution in value or liability arising as a result of: nationalisation, expropriation or other governmental actions; any regulation, currency restriction, devaluation or fluctuation; market conditions affecting the execution or settlement of transactions or the value of assets; breakdown, failure or malfunction of any third party transport, telecommunications, computer services or systems; natural disasters or acts of God; war, terrorism, insurrection or revolution; or strikes or industrial action.
(b)
No Party (other than the Security Agent, that Receiver or that Delegate (as applicable)) may take any proceedings against any officer, employee or agent of the Security Agent, a Receiver or a Delegate in respect of any claim it might have against the Security Agent, a Receiver or a Delegate or in respect of any act or omission of any kind by that officer, employee or agent in relation to any Finance Document or any Transaction Security and any officer, employee or agent of the Security Agent, a Receiver or a Delegate may rely on this clause subject to clause 1.4 (Third party rights) and the provisions of the Third Parties Act.

(c)	Nothing in this Agreement shall oblige the Security Agent to carry out:
(i)	any "know your customer" or other checks in relation to any person; or
(ii)	any check on the extent to which any transaction contemplated by this Agreement might be unlawful for any other Secured Party, on behalf of any other Secured Party and each other Secured Party confirms to the Security Agent that it is solely responsible for any such checks it is required to carry out and that it may not rely on any statement in relation to such checks made by the Security Agent.
(d)
Without prejudice to any provision of any Finance Document excluding or limiting the liability of the Security Agent, any Receiver or Delegate, any liability of the Security Agent, any Receiver or Delegate arising under or in connection with any Finance Document or the Transaction Security shall be limited to the amount of actual loss which has been finally judicially determined to have been suffered (as determined by reference to the date of default of the Security Agent, Receiver or Delegate (as the case may be) or, if later, the date on which the loss arises as a result of such default) but without reference to any special conditions or circumstances known to the Security Agent, Receiver or Delegate (as the case may be) at any time which increase the amount of that loss.  In no event shall the Security Agent, any Receiver or Delegate be liable for any loss of profits, goodwill, reputation, business opportunity or anticipated saving, or for special, punitive, indirect or consequential damages, whether or not the Security Agent, Receiver or Delegate (as the case may be) has been advised of the possibility of such loss or damages.

31.13	Lenders' indemnity to the Security Agent
(a)
Each Lender shall (in the proportion that its Proposed Participations bear to the Total Proposed Participations for the time being (or, if the Total Proposed Participations are zero, immediately prior to their being reduced to zero)), indemnify the Security Agent and every Receiver and every Delegate, within three (3) Business Days of demand, against any cost, loss or liability incurred by any of them (otherwise than by reason of the relevant Security Agent's, Receiver's or Delegate's gross negligence or wilful misconduct) in acting as Security Agent, Receiver or Delegate under, or exercising any authority conferred under, the Debt Documents (unless the relevant Security Agent, Receiver or Delegate has been reimbursed by an Obligor pursuant to a Finance Document).
(b)	Subject to paragraph (c) below, the Company shall immediately on demand reimburse any Lender for any payment that Lender makes to the Security Agent pursuant to paragraph (a) above.
(c)	Paragraph (b) above shall not apply to the extent that the indemnity payment in respect of which the Lender claims reimbursement relates to a liability of the Security Agent to an Obligor.
31.14	Resignation of the Security Agent
(a)	The Security Agent may resign and appoint one of its Affiliates as successor by giving notice to the Lenders and the Company.
(b)	Alternatively the Security Agent may resign by giving thirty (30) days' notice to the Lenders and the Company, in which case the Majority Lenders may appoint a successor Security Agent.
(c)
If the Majority Lenders have not appointed a successor Security Agent in accordance with paragraph (b) above within twenty (20) days after notice of resignation was given, the retiring Security Agent (after consultation with the Facility Agent) may appoint a successor Security Agent.

(d)
The retiring Security Agent shall make available to the successor Agent such documents and records and provide such assistance as the successor Security Agent may reasonably request for the purposes of performing its functions as Security Agent under the Finance Documents.  The Company shall, within three (3) Business Days of demand, reimburse the retiring Security Agent for the amount of all costs and expenses (including legal fees) properly incurred by it in making available such documents and records and providing such assistance.

(e)	The Security Agent's resignation notice shall only take effect upon:
(i)	the appointment of a successor; and
(ii)	the transfer of all the Transaction Security to that successor.
(f)
Upon the appointment of a successor, the retiring Security Agent shall be discharged from any further obligation in respect of the Finance Documents (other than its obligations under paragraph (b) of clause 31.26 (Winding up of trust) and paragraph (d) above) but shall remain entitled to the benefit of this clause 31 and clause 17.4 (Indemnity to the Security Agent) (and any Security Agent fees for the account of the retiring Security Agent shall cease to accrue from (and shall be payable on) that date).  Any successor and each of the other Parties shall have the same rights and obligations amongst themselves as they would have had if that successor had been an original Party.

(g)
The Majority Lenders may, by notice to the Security Agent, require it to resign in accordance with paragraph (b) above.  In this event, the Security Agent shall resign in accordance with paragraph (b) above.

31.15	Confidentiality
(a)
In acting as trustee for the Secured Parties, the Security Agent shall be regarded as acting through its trustee division which shall be treated as a separate entity from any other of its divisions or departments.

(b)
If information is received by another division or department of the Security Agent, it may be treated as confidential to that division or department and the Security Agent shall not be deemed to have notice of it.

(c)
Notwithstanding any other provision of any Finance Document to the contrary, the Security Agent is not obliged to disclose to any other person (i) any confidential information or (ii) any other information if the disclosure would, or might in its reasonable opinion, constitute a breach of any law or regulation or a breach of a fiduciary duty.

31.16	Information from the Lenders
Each Lender shall supply the Security Agent with any information that the Security Agent may reasonably specify as being necessary or desirable to enable the Security Agent to perform its functions as Security Agent.
31.17	Credit appraisal by the Secured Parties
Without affecting the responsibility of any Obligor for information supplied by it or on its behalf in connection with any Finance Document, each Secured Party confirms to the Security Agent that it has been, and will continue to be, solely responsible for making its own independent appraisal and investigation of all risks arising under or in connection with any Finance Document including but not limited to:
(a)	the financial condition, status and nature of each member of the Group;
(b)
the legality, validity, effectiveness, adequacy or enforceability of any Finance Document, the Transaction Security and any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(c)
whether that Secured Party has recourse, and the nature and extent of that recourse, against any Party or any of its respective assets under or in connection with any Finance Document, the Transaction Security, the transactions contemplated by the Finance Documents or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document or the Transaction Security;

(d)
the adequacy, accuracy or completeness of any information provided by the Security Agent, any Party or by any other person under or in connection with any Finance Document, the transactions contemplated by any Finance Document or any other agreement, arrangement or document entered into, made or executed in anticipation of, under or in connection with any Finance Document; and

(e)
the right or title of any person in or to, or the value or sufficiency of any part of the Charged Property, the priority of any of the Transaction Security or the existence of any Security affecting the Charged Property.

31.18	Reliance and engagement letters
The Security Agent may obtain and rely on any certificate or report from any Obligor's auditor and may enter into any reliance letter or engagement letter relating to that certificate or report on such terms as it may consider appropriate (including, without limitation, restrictions on the auditor's liability and the extent to which that certificate or report may be relied on or disclosed).

31.19	No responsibility to perfect Transaction Security
The Security Agent shall not be liable for any failure to:
(a)	require the deposit with it of any deed or document certifying, representing or constituting the title of any Obligor or the Spanish Pledgor to any of the Charged Property;
(b)	obtain any licence, consent or other authority for the execution, delivery, legality, validity, enforceability or admissibility in evidence of any Finance Document or the Transaction Security;
(c)
register, file or record or otherwise protect any of the Transaction Security (or the priority of any of the Transaction Security) under any law or regulation or to give notice to any person of the execution of any Finance Document or of the Transaction Security;

(d)
take, or to require any Obligor or the Spanish Pledgor to take, any step to perfect its title to any of the Charged Property or to render the Transaction Security effective or to secure the creation of any ancillary Security under any law or regulation; or

(e)	require any further assurance in relation to any Transaction Security Document.
31.20	Insurance by Security Agent
(a)	The Security Agent shall not be obliged:
(i)	to insure any of the Charged Property;
(ii)	to require any other person to maintain any insurance; or
(iii)	to verify any obligation to arrange or maintain insurance contained in any Finance Document.
and the Security Agent shall not be liable for any damages, costs or losses to any person as a result of the lack of, or inadequacy of, any such insurance.
(b)
Where the Security Agent is named on any insurance policy as an insured party, it shall not be liable for any damages, costs or losses to any person as a result of its failure to notify the insurers of any material fact relating to the risk assumed by such insurers or any other information of any kind, unless the Majority Lenders request it to do so in writing and the Security Agent fails to do so within fourteen (14) days after receipt of that request.

31.21	Custodians and nominees
The Security Agent may appoint and pay any person to act as a custodian or nominee on any terms in relation to any asset of the trust as the Security Agent may determine, including for the purpose of depositing with a custodian this Agreement or any document relating to the trust created under this Agreement and the Security Agent shall not be responsible for any loss, liability, expense, demand, cost, claim or proceedings incurred by reason of the misconduct, omission or default on the part of any person appointed by it under this Agreement or be bound to supervise the proceedings or acts of any person.
31.22	Delegation by the Security Agent
(a)
Each of the Security Agent, any Receiver and any Delegate may, at any time, delegate by power of attorney or otherwise to any person for any period, all or any right, power, authority or discretion vested in it as Security Agent, Receiver or Delegate.

(b)	That delegation may be made upon any terms and conditions (including the power to sub-delegate) and subject to any restrictions that the Security Agent, that Receiver or that

Delegate (as the case may be) may, in its discretion, think fit in the interests of the Secured Parties.
(c)
The Security Agent, Receiver or Delegate shall not be bound to supervise, or be in any way responsible for any loss incurred by reason of any misconduct, omission or default on the part of, any such delegate or sub-delegate.

31.23	Additional Security Agents
(a)	The Security Agent may at any time appoint (and subsequently remove) any person to act as a separate trustee or as a co-trustee jointly with it:
(i)	if it considers that appointment to be in the interests of the Secured Parties; or
(ii)	for the purposes of conforming to any legal requirement, restriction or condition which the Security Agent deems to be relevant; or
(iii)	for obtaining or enforcing any judgment in any jurisdiction, and the Security Agent shall give prior notice to the Company and the Lenders of that appointment.
(b)
Any person so appointed shall have the rights, powers, authorities and discretions (not exceeding those given to the Security Agent under or in connection with the Finance Documents) and the duties, obligations and responsibilities that are given or imposed by the instrument of appointment.

(c)
The remuneration that the Security Agent may pay to that person, and any costs and expenses (together with any applicable VAT) incurred by that person in performing its functions pursuant to that appointment shall, for the purposes of this Agreement, be treated as costs and expenses incurred by the Security Agent.

31.24	Acceptance of title
The Security Agent shall be entitled to accept without enquiry, and shall not be obliged to investigate, any right and title that any Obligor or the Spanish Pledgor may have to any of the Charged Property and shall not be liable for, or bound to require any Obligor or the Spanish Pledgor to remedy, any defect in its right or title.
31.25	Releases
Upon a disposal of any of the Charged Property pursuant to the enforcement of the Transaction Security by a Receiver or the Security Agent, the Security Agent is irrevocably authorised (at the cost of the Obligors and without any consent, sanction, authority or further confirmation from any other Secured Party) release, without recourse or warranty, that property from the Transaction Security, any release of the Transaction Security or other claim over that asset and to issue any certificates of non-crystallisation of floating charges that may be required or desirable.
31.26	Winding up of trust
If the Security Agent, with the approval of the Facility Agent, determines that:
(a)	all of the Secured Obligations and all other obligations secured by the Transaction Security Documents have been fully and finally discharged; and
(b)	no Secured Party is under any commitment, obligation or liability (actual or contingent) to make advances or provide other financial accommodation to any Obligor pursuant to the Finance Documents,

then:
(i)
the trusts set out in this Agreement shall be wound up and the Security Agent shall release, without recourse or warranty, all of the Transaction Security and the rights of the Security Agent under each of the Transaction Security Documents; and

(ii)
any Security Agent which has resigned pursuant to clause 31.14 (Resignation of the Security Agent) shall release, without recourse or warranty, all of its rights under each Transaction Security Document.

31.27	Powers supplemental to Trustee Acts
The rights, powers, authorities and discretions given to the Security Agent under or in connection with the Finance Documents shall be supplemental to the Trustee Act 1925 and the Trustee Act 2000 and in addition to any which may be vested in the Security Agent by law or regulation or otherwise.
31.28	Disapplication of Trustee Acts
Section 1 of the Trustee Act 2000 shall not apply to the duties of the Security Agent in relation to the trusts constituted by this Agreement.  Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement, the provisions of this Agreement shall, to the extent allowed by law and regulation, prevail and, in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement shall constitute a restriction or exclusion for the purposes of that Act.
31.29	Order of Application
All amounts from time to time received or recovered by the Security Agent pursuant to the terms of any Finance Documents, under clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)), or in connection with the realisation or enforcement of all or any part of the Transaction Security shall be held by the Security Agent on trust to apply them at any time as the Security Agent (in its discretion) sees fit, to the extent permitted by applicable law, in the following order of priority:
(a)
in discharging pro rata and pari passu any sums owing to the Security Agent (in its capacity as such) (other than pursuant to clause 31.2 (Parallel debt (Covenant to pay the Security Agent)), any Receiver or any Delegate;

(b)
in payment or distribution to the Facility Agent, on its behalf and on behalf of the other Secured Parties, for application towards the discharge pro rata and pari passu of all sums due and payable by any Obligor, the Spanish Pledgor or any South African Pledge Counterparty to such parties under any of the Finance Documents in accordance with clause 34.6 (Partial payments);

(c)
if none of the Obligors is under any further actual or contingent liability under any Finance Document, in payment or distribution pro rata to any person to whom the Security Agent is obliged to pay or distribute in priority to any Obligor; and

(d)	the balance, if any, in payment or distribution to the relevant Obligor.
31.30	Investment of proceeds
Prior to the application of the proceeds of the Transaction Security in accordance with clause 31.29 (Order of Application) the Security Agent may, at its discretion, hold all or part of those proceeds in one or more interest bearing (if any) suspense accounts with any Acceptable Bank (including itself) and for so long as the Security Agent thinks fit (the interest (if any) being credited to the relevant account) pending the application from time to time of those monies at the Security Agent's discretion in accordance with the provisions of clause 31.29 (Order of Application).
31.31	Currency conversion
(a)
For the purpose of, or pending the discharge of, any of the Secured Obligations the Security Agent may convert any moneys received or recovered by the Security Agent from one currency to another, at the spot rate at which the Security Agent is able to purchase the currency in which the Secured Obligations are due with the amount received.

(b)	The obligations of any Obligor to pay in the due currency shall only be satisfied to the extent of the amount of the due currency purchased after deducting the costs of conversion.
31.32	Permitted Deductions
The Security Agent shall be entitled (a) to set aside by way of reserve amounts required to meet and (b) to make and pay, any deductions and withholdings (on account of Taxes or otherwise) which it is or may be required by any law or regulation to make from any distribution or payment made by it under this Agreement, and to pay all Taxes which may be assessed against it in respect of any of the Charged Property, or as a consequence of performing its duties or exercising its rights, powers, authorities and discretions, or by virtue of its capacity as Security Agent under any of the Finance Documents or otherwise (other than in connection with its remuneration for performing its duties under this Agreement).
31.33	Good discharge
(a)
Any distribution or payment to be made in respect of the Secured Obligations by the Security Agent may be made to the Facility Agent on behalf of the Lenders and any distribution or payment made in that way shall be a good discharge, to the extent of that payment or distribution, by the Security Agent.

(b)	The Security Agent is under no obligation to make payment to the Facility Agent in the same currency as that in which any Unpaid Sum is denominated.
31.34	Amounts received by Obligors
If any of the Obligors receives or recovers any amount which, under the terms of any of the Finance Documents, should have been paid to the Security Agent, that Obligor will hold the amount received or recovered on trust for the Security Agent and promptly pay that amount to the Security Agent for application in accordance with the terms of this Agreement.
31.35	Application and consideration
In consideration for the covenants given to the Security Agent by each Obligor in relation to clause 31.2 (Parallel Debt (Covenant to pay the Security Agent)), the Security Agent agrees with each Obligor to apply all moneys from time to time paid by such Obligor to the Security Agent in accordance with the foregoing provisions of this clause 31.
32	Conduct of Business by the Finance Parties
32.1	No provision of this Agreement will:
(a)	interfere with the right of any Finance Party to arrange its affairs (tax or otherwise) in whatever manner it thinks fit;
(b)	oblige any Finance Party to investigate or claim any credit, relief, remission or repayment available to it or the extent, order and manner of any claim; or

(c)	oblige any Finance Party to disclose any information relating to its affairs (tax or otherwise) or any computations in respect of Tax.
32.2	Each Facility B Lender agrees with the other Finance Parties that it will not without the prior written consent of the Facility Agent or unless expressly provided in this Agreement:
(a)
request, demand or accept repayment in respect of any Fronted Facility or accept any payment in respect thereof directly from an Obligor, the Spanish Pledgor or any South African Pledge Counterparty; or

(b)
exercise any rights of set-off, combination of accounts or other remedy against any Obligor, the Spanish Pledgor or any South African Pledge Counterparty or allow to exist or receive the benefit of any Security, guarantee or other assurance against loss otherwise than pursuant to the Finance Documents, and each Facility B Lender agrees that any payments received by it otherwise than in accordance with clause 34 (Payment mechanics) or recoveries by way of set-off, in each case from the Obligors, the Spanish Pledgor or any South African Pledge Counterparty, shall be held by it for the benefit of all Finance Parties and applied in accordance with clause 33 (Sharing among the Finance Parties).
32.3
Each Lender agrees with the other Finance Parties that it will on each Monday (or if such date is not a Business Day, on the next Business Day) falling in the week after the date of issue of a scheduled Borrowing Base Report in accordance with clause 22.9(a)(i) (being every week) until all Availability Periods have expired deliver to the Collateral Management Agent a utilisation report in the form set out in Schedule 19 (Form of Lender utilisation report).

33	Sharing among the Finance Parties
33.1	Payments to Finance Parties
(a)
Subject to clause 25.3(c) (Withdrawals from the Collection Account) and to paragraph (ii) below, if a Finance Party (each a Recovering Party) receives or recovers any amount from an Obligor, the Spanish Pledgor or any South African Pledge Counterparty (or from a third party in respect of an obligation owing to it by an Obligor) other than in accordance with clause 34 (Payment mechanics) (including any amounts under or in connection with any Multi-Party TPA Agreement, FX Hedging Provider Hedging Agreement or Deed of Undertaking) (a Recovered Amount) and applies that amount to a payment due under the Finance Documents or in connection with any Multi-Party TPA Agreement or FX Hedging Provider Hedging Agreement then:

(i)	the Recovering Party shall, within three (3) Business Days, notify details of the receipt or recovery, to the Facility Agent;
(ii)
the Facility Agent shall determine whether the receipt or recovery is in excess of the amount the Recovering Party would have been paid had the receipt or recovery been received or made by the Facility Agent and distributed in accordance with clause 34 (Payment mechanics), without taking account of any Tax which would be imposed on the Facility Agent in relation to the receipt, recovery or distribution; and

(iii)
the Recovering Party shall, within three (3) Business Days of demand by the Facility Agent, pay to the Facility Agent an amount (the Sharing Payment) equal to such receipt or recovery less any amount which the Facility Agent determines may be retained by the Recovering Party as its share of any payment to be made, in accordance with clause 34.6 (Partial payments).

(b)	Paragraph (a) above shall not apply to any amount received or recovered by an Issuing Bank in respect of any cash cover provided for the benefit of that Issuing Bank.

33.2	Redistribution of payments
The Facility Agent shall treat the Sharing Payment as if it had been paid by the relevant Obligor and distribute it between the Finance Parties (other than the Recovering Party) (the Sharing Parties) in accordance with clause 34.6 (Partial payments) towards the obligations of that Obligor to the Sharing Parties.
33.3	Recovering Party's rights
On a distribution by the Facility Agent under clause 33.2 (Redistribution of payments) of a payment received by a Recovering Party from an Obligor, as between the relevant Obligor and the Recovering Party, an amount of the Recovered Amount equal to the Sharing Payment will be treated as not having been paid by that Obligor.
33.4	Reversal of redistribution
If any part of the Sharing Payment received or recovered by a Recovering Party becomes repayable and is repaid by that Recovering Party, then:
(a)
each Sharing Party shall, upon request of the Facility Agent, pay to the Facility Agent for the account of that Recovering Party an amount equal to the appropriate part of its share of the Sharing Payment (together with an amount as is necessary to reimburse that Recovering Party for its proportion of any interest on the Sharing Payment which that Recovering Party is required to pay) (the Redistributed Amount); and

(b)	as between the relevant Obligor and each relevant Sharing Party, an amount equal to the relevant Redistributed Amount will be treated as not having been paid by that Obligor.
33.5	Exceptions
(a)	This clause 33 shall not apply to the extent that the Recovering Party would not, after making any payment pursuant to this clause, have a valid and enforceable claim against the relevant Obligor.
(b)	A Recovering Party is not obliged to share with any other Finance Party any amount which the Recovering Party has received or recovered as a result of taking legal or arbitration proceedings, if:
(i)	it notified the other Finance Party of the legal or arbitration proceedings; and
(ii)
the other Finance Party had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

Section 11
 Administration
34	Payment mechanics
34.1	Payments to the Facility Agent
(a)
On each date on which an Obligor or a Lender is required to make a payment under a Finance Document, excluding payments in respect of Overdraft Facilities, that Obligor or Lender shall make the same available to the Facility Agent (unless a contrary indication appears in a Finance Document) for value on the due date at the time and in such funds specified by the Facility Agent as being customary at the time for settlement of transactions in the relevant currency in the place of payment.

(b)
Payment shall be made to such account in the principal financial centre of the country of that currency (or, in relation to euro, in a principal financial centre in such Participating Member State or London, as specified by the Facility Agent) and with such bank as the Facility Agent, in each case, specifies.

(c)	For the avoidance of doubt, each Obligor agrees that it shall not (without the prior written consent of the Facility Agent) make any payment under any of the Facilities directly to a Lender.
34.2	Distributions by the Facility Agent
Each payment received by the Facility Agent under the Finance Documents for another Party shall, subject to clause 34.3 (Distributions to an Obligor) and clause 34.4 (Clawback and pre-funding) be made available by the Facility Agent as soon as practicable after receipt to the Party entitled to receive payment in accordance with this Agreement (in the case of a Lender, for the account of its Facility Office), to such account as that Party may notify to the Facility Agent by not less than five (5) Business Days' notice with a bank specified by that Party in the principal financial centre of the country of that currency (or, in relation to euro, in the principal financial centre of a Participating Member State or London, as specified by that Party).
34.3	Distributions to an Obligor
The Facility Agent may (with the consent of the Obligor or in accordance with clause 35 (Set-Off)) apply any amount received by it for that Obligor in or towards payment (on the date and in the currency and funds of receipt) of any amount due from that Obligor under the Finance Documents or in or towards purchase of any amount of any currency to be so applied.
34.4	Clawback and pre-funding
(a)
Where a sum is to be paid to the Facility Agent under the Finance Documents for another Party, the Facility Agent is not obliged to pay that sum to that other Party (or to enter into or perform any related exchange contract) until it has been able to establish to its satisfaction that it has actually received that sum.

(b)
Unless paragraph (c) below applies, if the Facility Agent pays an amount to another Party and it proves to be the case that the Facility Agent had not actually received that amount, then the Party to whom that amount (or the proceeds of any related exchange contract) was paid by the Facility Agent shall on demand refund the same to the Facility Agent together with interest on that amount from the date of payment to the date of receipt by the Facility Agent, calculated by the Facility Agent to reflect its cost of funds.

(c)
If the Facility Agent is willing to make available amounts for the account of a Borrower before receiving funds from the Lenders then if and to the extent that the Facility Agent does so but it proves to be the case that it does not then receive funds from a Lender in respect of a sum which it paid to the Borrower:

(i)	the Facility Agent shall notify the Borrower of that Lender's identity and the Borrower shall on demand refund it to the Facility Agent; and
(ii)
the Lender by whom those funds should have been made available or, if that Lender fails to do so, the Borrowers shall on demand pay to the Facility Agent the amount (as certified by the Facility Agent) which will indemnify the Facility Agent against any funding cost incurred by it as a result of paying out that sum before receiving those funds from that Lender.

34.5	Impaired Agent
(a)
If, at any time, the Facility Agent becomes an Impaired Agent, an Obligor or a Lender which is required to make a payment under the Finance Documents to the Facility Agent in accordance with clause  34.1 (Payments to the Facility Agent) may instead either:

(i)	pay that amount direct to the required recipient(s); or
(ii)
if in its absolute discretion it considers that it is not reasonably practicable to pay that amount directly to the required recipient(s), pay that amount or the relevant part of that amount to an interest-bearing account held with an Acceptable Bank within the meaning of paragraph (a) of the definition of Acceptable Bank and in relation to which no Insolvency Event has occurred and is continuing, in the name of the Obligor or the Lender making the payment (the Paying Party) and designated as a trust account for the benefit of the Party or Parties beneficially entitled to that payment under the Finance Documents (the Recipient Party or Recipient Parties).

In each case such payments must be made on the due date for payment under the Finance Documents.
(b)	All interest accrued on the amount standing to the credit of the trust account shall be for the benefit of the Recipient Party or the Recipient Parties pro rata to their respective entitlements.
(c)
A Party which has made a payment in accordance with this clause 34.5 shall be discharged of the relevant payment obligation under the Finance Documents and shall not take any credit risk with respect to the amounts standing to the credit of the trust account.

(d)
Promptly upon the appointment of a successor Facility Agent in accordance with clause 30.13 (Replacement of the Facility Agent or Collateral Management Agent), each Paying Party shall (other than to the extent that that Party has given an instruction pursuant to paragraph (e) below) give all requisite instructions to the bank with whom the trust account is held to transfer the amount (together with any accrued interest) to the successor Facility Agent for distribution to the relevant Recipient Party or Recipient Parties in accordance with clause 34.2 (Distributions by the Facility Agent).

(e)	A Paying Party shall, promptly upon request by a Recipient Party and to the extent:
(i)	that it has not given an instruction pursuant to paragraph (d) above; and
(ii)	that it has been provided with the necessary information by that Recipient Party, give all requisite instructions to the bank with whom the trust account is held to transfer the relevant amount (together with any accrued interest) to that Recipient Party.
34.6	Partial payments
(a)	If the Facility Agent receives a payment for application against amounts due in respect of any Finance Documents that is insufficient to discharge all the amounts then due and payable by an Obligor under those Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Obligor under those Finance Documents in the following order:
(i)
first, in or towards payment pro rata of any unpaid amount owing to the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank, the Security Agent, the Issuing Bank (other than clause 6.4 or, to the extent relating to the reimbursement of a claim (as defined in clause 6), clauses 6.11 to 6.13) under those Finance Documents;

(ii)	secondly, in or towards payment to the Finance Parties pro rata of any accrued interest, fee or commission due but unpaid under those Finance Documents;
(iii)
thirdly, in or towards payment to the Finance Parties pro rata of any principal due but unpaid under those Finance Documents and any amount due but unpaid under clause 6.4 and clauses 6.11 to 6.13; and

(iv)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.
(b)	The Facility Agent shall, if so directed by the Majority Lenders, vary the order set out in paragraphs (a)(ii) to (iv) above.
(c)	Paragraphs (a) and (b) above will override any appropriation made by an Obligor.
34.7	Set-off by Obligors
All payments to be made by an Obligor under the Finance Documents shall be calculated and be made without (and free and clear of any deduction for) set-off or counterclaim.
34.8	Business Days
(a)
Any payment under the Finance Documents which is due to be made on a day that is not a Business Day shall be made on the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not).

(b)	During any extension of the due date for payment of any principal or Unpaid Sum under this Agreement interest is payable on the principal or Unpaid Sum at the rate payable on the original due date.
34.9	Currency of account
(a)	Subject to paragraphs (b) to (e) below, the Base Currency is the currency of account and payment for any sum due from an Obligor under any Finance Document.
(b)	A repayment of a Utilisation or a part of a Utilisation shall be made in the currency in which that Utilisation is denominated on its due date.
(c)	Each repayment of interest shall be made in the currency in which the sum in respect of which the interest is payable was denominated when that interest accrued.
(d)	Each payment in respect of costs, expenses or Taxes shall be made in the currency in which the costs, expenses or Taxes are incurred.
(e)	Any amount expressed to be payable in a currency other than Base Currency shall be paid in that other currency.

34.10	Change of currency
(a)	Unless otherwise prohibited by law, if more than one currency or currency unit are at the same time recognised by the central bank of any country as the lawful currency of that country, then:
(i)
any reference in the Finance Documents to, and any obligations arising under the Finance Documents in, the currency of that country shall be translated into, or paid in, the currency or currency unit of that country designated by the Facility Agent (after consultation with the Company); and

(ii)
any translation from one currency or currency unit to another shall be at the official rate of exchange recognised by the central bank for the conversion of that currency or currency unit into the other, rounded up or down by the Facility Agent (acting reasonably).

(b)
If a change in any currency of a country occurs, this Agreement will, to the extent the Facility Agent (acting reasonably and after consultation with the Company) specifies to be necessary, be amended to comply with any generally accepted conventions and market practice in the Relevant Interbank Market and otherwise to reflect the change in currency, with the intention of putting the Obligors and the Finance Parties in the same position as if the change had not occurred.

34.11	Disruption to Payment Systems etc.
If either the Facility Agent determines (in its discretion) that a Disruption Event has occurred or the Facility Agent is notified by the Company that a Disruption Event has occurred:
(a)
the Facility Agent may, and shall if requested to do so by the Company, consult with the Company with a view to agreeing with the Company such changes to the operation or administration of the Facility as the Facility Agent may deem necessary in the circumstances;

(b)
the Facility Agent shall not be obliged to consult with the Company in relation to any changes mentioned in paragraph (a) if, in its opinion, it is not practicable to do so in the circumstances and, in any event, shall have no obligation to agree to such changes;

(c)
the Facility Agent may consult with the Finance Parties in relation to any changes mentioned in paragraph (a) but shall not be obliged to do so if, in its opinion, it is not practicable to do so in the circumstances;

(d)
any such changes agreed upon by the Facility Agent and the Company shall (whether or not it is finally determined that a Disruption Event has occurred) be binding upon the Parties as an amendment to (or, as the case may be, waiver of) the terms of the Finance Documents notwithstanding the provisions of clause 40 (Amendments and Waivers);

(e)
the Facility Agent shall not be liable for any damages, costs or losses to any person, any diminution in value or any liability whatsoever (including, without limitation for negligence, gross negligence or any other category of liability whatsoever but not including any claim based on the fraud of the Facility Agent) arising as a result of its taking, or failing to take, any actions pursuant to or in connection with this clause 34.11; and

(f)	the Facility Agent shall notify the Finance Parties of all changes agreed pursuant to paragraph (d) above.
35	Set-Off
Without prejudice to clause 32.2, a Finance Party may set off any matured obligation due from an Obligor under the Finance Documents (to the extent beneficially owned by that Finance Party) against any matured obligation owed by that Finance Party to that Obligor, regardless of the place of payment, booking branch or currency of either obligation.  If the obligations are in different currencies, the Finance Party may convert either obligation at a market rate of exchange in its usual course of business for the purpose of the set-off.
36	Notices
36.1	Communications in writing
Any communication to be made under or in connection with the Finance Documents shall be made in writing and, unless otherwise stated, may be made by email or letter.
36.2	Addresses
The address and email (and the department or officer, if any, for whose attention the communication is to be made) of each Party for any communication or document to be made or delivered under or in connection with the Finance Documents is:
(a)	in the case of each Obligor, as follows:
10, Akti Kondili
Piraeus 185 45
Greece

Email: sfokas@ampni.com

Attention: Mr Spyros Fokas
(b)	in the case of each Lender, that notified in writing to the Facility Agent on or prior to the date on which it becomes a Party; and
(c)	in the case of the Facility Agent or the Security Agent, as follows:
ABN AMRO Bank N.V.
Agency Syndicated Loans
Attn: Team 1
Daalsesingel 71
P.O. Box 2059 (EA8550)
3500 GB Utrecht
The Netherlands

E-mail: ABN.AMRO.Agency.Team.1@nl.abnamro.com

Tel: +31 (0)20 628 8287,

(d)	in the case of the Collateral Management Agent, as follows:
ABN AMRO Bank N.V.
Credit & Collateral Management

Att: Nilufer Ersoy - HQ0051
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

T + 31 (0) 20 343 71 30

E-mail: nilufer.ersoy@nl.abnamro.com and nergiz.sadikoglu@nl.abnamro.com

(e)	in the case of the Issuing Banks, as follows:

ABN AMRO Bank N.V.
DIFC Branch
Att: Roger Dekkers and Anne-Sophie Besri Schreiber
Currency House 601
PO Box 506507
Dubai
UAE

Email:  roger.dekkers@ae.abnamro.com
anne-sophie.besri@ae.abnamro.com

Tel:      +971 4 440 9525
     +971 4 440 9536

BNP Paribas (Suisse) SA
Place de Hollande 2
Case postale
CH-1211 Genève 11
Fax : 0041 58 212 2182
david.missipo@bnpparibas.com
christine.doh@bnpparibas.com
laure.amstutz@bnpparibas.com
swiss.energy1@bnpparibas.com
Attention: David Missipo, Christine Doh, Laure Amstutz

KBC Bank N.V.
Address:   Schoenmarkt 35, B – Antwerpen, Belgium
Fax:          00 32 3 202 98 00
Email:       dkg-antwerpen@kbc.be
Attention:  BHA – Trade Finance

HSH Nordbank AG
Attn. Mr. Dirk Wahlers
Gerhart-Hauptmann-Platz 50
20095 Hamburg
Germany
Email: dirk.wahlers@hsh-nordbank.com
Tel: +49 40 3333 10100
Telefax: +49 40 3333 610100

(f)	in the case of the Overdraft Banks, as follows:
ABN AMRO Bank N.V.
DIFC Branch
Att: Roger Dekkers and Anne-Sophie Besri Schreiber
Currency House 601
PO Box 506507
Dubai
UAE

Email:  roger.dekkers@ae.abnamro.com
anne-sophie.besri@ae.abnamro.com

Tel:	+971 4 440 9525 +971 4 440 9536

BNP Paribas (Suisse) SA
Place de Hollande 2
Case postale
CH-1211 Genève 11

Fax : 0041 58 212 2182
david.missipo@bnpparibas.com
christine.doh@bnpparibas.com
laure.amstutz@bnpparibas.com
swiss.energy1@bnpparibas.com
Attention: David Missipo, Christine Doh, Laure Amstutz

HSH Nordbank AG
Attn. Mr. Dirk Wahlers
Gerhart-Hauptmann-Platz 50
20095 Hamburg
Germany
Email: dirk.wahlers@hsh-nordbank.com
Tel: +49 40 3333 10100
Telefax: +49 40 3333 610100

or any substitute address, email or department or officer as the Party may notify to the Facility Agent (or the Facility Agent may notify to the other Parties, if a change is made by the Facility Agent) by not less than five (5) Business Days' notice.
36.3	Delivery
(a)	Any communication or document made or delivered by one person to another under or in connection with the Finance Documents will only be effective:
(i)	if by way of email, when received in legible form; or
(ii)	if by way of letter, when it has been left at the relevant address or five (5) Business Days after being deposited in the post postage prepaid in an envelope addressed to it at that address, and, if a particular department or officer is specified as part of its address details provided under clause 36.2 (Addresses), if addressed to that department or officer.
(b)
Any communication or document to be made or delivered to the Facility Agent, the Collateral Management Agent or the Security Agent will be effective only when actually received by the Facility Agent, the Collateral Management Agent or Security Agent and then only if it is expressly marked for the attention of the department or officer identified with the Facility Agent's or Collateral Management Agent's or Security Agent's signature below (or any substitute department or officer as the Facility Agent, the Collateral Management Agent or Security Agent shall specify for this purpose).

(c)	All notices from or to an Obligor shall be sent through the Facility Agent.
(d)	Any communication or document made or delivered to the Company in accordance with this clause 36.3 will be deemed to have been made or delivered to each of the Obligors.
(e)
Any communication or document which becomes effective, in accordance with paragraphs (a) to (d) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.

36.4	Notification of address and email
Promptly upon receipt of notification of an address or email or change of address or email pursuant to clause 36.2 (Addresses) or changing its own address or email, the Facility Agent shall notify the other Parties.

36.5	Communication when Facility Agent is Impaired Agent
If the Facility Agent is an Impaired Agent the Parties may, instead of communicating with each other through the Facility Agent, communicate with each other directly and (while the Facility Agent is an Impaired Agent) all the provisions of the Finance Documents which require communications to be made or notices to be given to or by the Facility Agent shall be varied so that communications may be made and notices given to or by the relevant Parties directly.  This provision shall not operate after a replacement Facility Agent has been appointed.
36.6	Electronic communication
(a)
Any communication to be made between any two Parties under or in connection with the Finance Documents may be made by electronic mail or other electronic means to the extent that those two Parties agree that, unless and until notified to the contrary, this is to be an accepted form of communication and if those two Parties:

(i)	notify each other in writing of their electronic mail address and/or any other information required to enable the sending and receipt of information by that means; and
(ii)	notify each other of any change to their address or any other such information supplied by them by not less than five (5) Business Days' notice.
(b)
Any electronic communication made between those two Parties will be effective only when actually received in readable form and in the case of any electronic communication made by a Party to the Facility Agent, Collateral Management Agent or the Security Agent only if it is addressed in such a manner as the Facility Agent, Collateral Management Agent or Security Agent shall specify for this purpose.

(c)	Any electronic communication which becomes effective, in accordance with paragraph (b) above, after 5.00 p.m. in the place of receipt shall be deemed only to become effective on the following day.
36.7	Use of websites
(a)
The Company may satisfy its obligation under this Agreement to deliver any information in relation to those Lenders (the Website Lenders) who accept this method of communication by posting this information onto an electronic website designated by the Company and the Facility Agent (the Designated Website) if:

(i)	the Facility Agent expressly agrees (after consultation with each of the Lenders) that it will accept communication of the information by this method;
(ii)	both the Company and the Facility Agent are aware of the address of and any relevant password specifications for the Designated Website; and
(iii)	the information is in a format previously agreed between the Company and the Facility Agent.
If any Lender (a Paper Form Lender) does not agree to the delivery of information electronically then the Facility Agent shall notify the Company accordingly and the Company shall at its own cost supply the information to the Facility Agent (in sufficient copies for each Paper Form Lender) in paper form.  In any event the Company shall at its own cost supply the Facility Agent with at least one copy in paper form of any information required to be provided by it.
(b)
The Facility Agent shall supply each Website Lender with the address of and any relevant password specifications for the Designated Website following designation of that website by the Company and the Facility Agent.

(c)	The Company shall promptly upon becoming aware of its occurrence notify the Facility Agent if:
(i)	the Designated Website cannot be accessed due to technical failure;
(ii)	the password specifications for the Designated Website change;
(iii)	any new information which is required to be provided under this Agreement is posted onto the Designated Website;
(iv)	any existing information which has been provided under this Agreement and posted onto the Designated Website is amended; or
(v)	the Company becomes aware that the Designated Website or any information posted onto the Designated Website is or has been infected by any electronic virus or similar software.
If the Company notifies the Facility Agent under paragraph (c)(i) or paragraph (c)(v) above, all information to be provided by the Company under this Agreement after the date of that notice shall be supplied in paper form unless and until the Facility Agent and each Website Lender is satisfied that the circumstances giving rise to the notification are no longer continuing.
(d)
Any Website Lender may request, through the Facility Agent, one paper copy of any information required to be provided under this Agreement which is posted onto the Designated Website.  The Company shall at its own cost comply with any such request within ten (10) Business Days.

36.8	English language
(a)	Any notice given under or in connection with any Finance Document must be in English.
(b)	All other documents provided under or in connection with any Finance Document must be:
(i)	in English; or
(ii)
if not in English, and if so required by the Facility Agent, accompanied by a certified English translation and, in this case, the English translation will prevail unless the document is a constitutional, statutory or other official document.

37	Calculations and Certificates
37.1	Accounts
In any litigation or arbitration proceedings arising out of or in connection with a Finance Document, the entries made in the accounts maintained by a Finance Party are prima facie evidence of the matters to which they relate.
37.2	Certificates and determinations
Any certification or determination by a Finance Party of a rate or amount under any Finance Document is, in the absence of manifest error, conclusive evidence of the matters to which it relates.
37.3	Day count convention
Any interest, commission or fee accruing under a Finance Document will accrue from day to day and is calculated on the basis of the actual number of days elapsed and a year of 360 days or,

in any case where the practice in the Relevant Interbank Market differs, in accordance with that market practice.
38	Partial Invalidity
If, at any time, any provision of a Finance Documents is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision under the law of any other jurisdiction will in any way be affected or impaired.
39	Remedies and Waivers
No failure to exercise, nor any delay in exercising, on the part of any Finance Party or Secured Party, any right or remedy under a Finance Document shall operate as a waiver of any such right or remedy or constitute an election to affirm any Finance Document.  No election to affirm any Finance Document on the part of any Finance Party or Secured Party shall be effective unless it is in writing.  No single or partial exercise of any right or remedy shall prevent any further or other exercise or the exercise of any other right or remedy.  The rights and remedies provided in each Finance Document are cumulative and not exclusive of any rights or remedies provided by law. In particular, the making of an Overdraft Facility pursuant to clause 6.10 (Payments under Multi-Party TPA Agreements) shall not be construed as a waiver of any default, right, remedy or condition under any Finance Document.
40	Amendments and Waivers
40.1	Required consents
(a)
Subject to clause 40.2 (All Lender matters) and clause 40.3 (Other exceptions), any term of the Finance Documents may be amended or waived only with the consent of the Majority Lenders and the Company and any such amendment or waiver will be binding on all Parties.

(b)	The Facility Agent may effect, on behalf of any Finance Party, any amendment or waiver permitted by this clause 40.
(c)
Without prejudice to the generality of paragraphs (c), (d) and (e) of clause 30.7 (Rights and discretions), the Facility Agent may engage, pay for and rely on the services of lawyers in determining the consent level required for and effecting any amendment or waiver under this Agreement.

(d)
Each Obligor agrees to any such amendment or waiver permitted by this clause 40 which is agreed to by the Company.  This includes any amendment or waiver which would, but for this paragraph (d), require the consent of all of the Guarantors.

40.2	All Lender matters
(a)	An amendment or waiver that has the effect of changing or which relates to:
(i)	the definitions of Approved Suppliers, Majority Lenders, Prohibited Person, Sanctions, Sanctions Authority or Sanctions List in clause 1.1 (Definitions);
(ii)	an extension to the date of payment of any amount under the Finance Documents (other than in relation to clause 9 (Mandatory prepayment and cancellation));
(iii)	a reduction in the Margin or a reduction in the amount of any payment of principal, interest, fees or commission payable;
(iv)	a change in currency of payment of any amount under the Finance Documents;

(v)
an increase in any Proposed Participation or the Total Proposed Participations, an extension of the Availability Period or any requirement that a cancellation of Proposed Participations reduces the Proposed Participations rateably;

(vi)	a change to a Borrower or Guarantors;
(vii)	any provision which expressly requires the consent of all the Lenders;
(viii)
clause 2.2 (Finance Parties' rights and obligations), clause 9 (Mandatory prepayment and cancellation), clause 22.16 (Proof of Origin), clause 27 (Changes to the Lenders), this clause 40, the governing law of any Finance Document or clause 44.1 (Jurisdiction of English courts);

(ix)	the nature or scope of:
(A)	the guarantee and indemnity granted under clause 20 (Guarantee and Indemnity);
(B)	the Charged Property; or
(C)	the manner in which the proceeds of enforcement of the Transaction Security are distributed; or
(x)
subject to clause 40.5 (Release of non-eligible receivables by the Security Agent), the release of any guarantee and indemnity granted under clause 20 (Guarantee and Indemnity) or of any Transaction Security,

shall not be made, or given, without the prior consent of all the Lenders.
40.3	Other exceptions
An amendment or waiver which relates to the rights or obligations of the Facility Agent, the Collateral Management Agent, the Issuing Bank, the Overdraft Bank, the Co-Ordinator, the Documentation Bank, the Arranger, the Security Agent or a TPA Counterparty or FX Hedging Provider (each in their capacity as such) may not be effected without the consent of the Facility Agent, the Collateral Management Agent, the Issuing Bank, the Overdraft Bank, the Co-Ordinator, the Documentation Bank, the Arranger, the Security Agent, the FX Hedging Provider or, as the case may be, the TPA Counterparty.
40.4	Excluded Proposed Participations
If any Lender fails to respond to a request for a consent, waiver, amendment of or in relation to any term of any Finance Document or any other vote of Lenders under the terms of this Agreement within ten (10) Business Days of that request being made (unless the Company and the Facility Agent agree to a longer time period in relation to any request):
(a)
its Proposed Participation shall not be included for the purpose of calculating the Total Proposed Participations when ascertaining whether any relevant percentage (including, for the avoidance of doubt, unanimity) of Total Proposed Participations has been obtained to approve that request; and

(b)
its status as a Lender shall be disregarded for the purpose of ascertaining whether the agreement of any specified group of Lenders (including, for the avoidance of doubt, all the Lenders) has been obtained to approve that request.

40.5	Release of non-eligible receivables by the Security Agent
Notwithstanding any other provision of any Finance Document, the Security Agent may in its sole discretion, and is hereby (without any further confirmation or instruction required) authorised to, execute a release from the Transaction Security from time to time of trade receivables which are not or have ceased to be Eligible Receivables and which have a face value in an amount which is less than USD500,000 per receivable.  The Security Agent (or the Facility Agent) shall notify the Lenders of any release made pursuant to this clause.
41	Confidentiality
41.1	Confidential Information
Each Finance Party agrees to keep all Confidential Information confidential and not to disclose it to anyone, save to the extent permitted by clause 41.2 (Disclosure of Confidential Information) and clause 41.3 (Disclosure to numbering service providers), and to ensure that all Confidential Information is protected with security measures and a degree of care that would apply to its own confidential information.
41.2	Disclosure of Confidential Information
Any Finance Party may disclose:
(a)
to any of its Affiliates and Related Funds and any of its or their officers, directors, employees, professional advisers, insurers, auditors, partners and Representatives such Confidential Information as that Finance Party shall consider appropriate if any person to whom the Confidential Information is to be given pursuant to this paragraph (a) is informed in writing of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no such requirement to so inform if the recipient is subject to professional obligations to maintain the confidentiality of the information or is otherwise bound by requirements of confidentiality in relation to the Confidential Information;

(b)	to any person:
(i)
to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents or which succeeds (or which may potentially succeed) it as Facility Agent, Collateral Management Agent or Security Agent and, in each case, to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(ii)
with (or through) whom it enters into (or may potentially enter into), whether directly or indirectly, any sub-participation in relation to, or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents and/or one or more Obligors and to any of that person's Affiliates, Related Funds, Representatives and professional advisers;

(iii)
appointed by any Finance Party or by a person to whom paragraph (b)(i) or (ii) above applies to receive communications, notices, information or documents delivered pursuant to the Finance Documents on its behalf (including, without limitation, any person appointed under paragraph (b) of clause 30.15 (Relationship with the Lenders));

(iv)	who invests in or otherwise finances (or may potentially invest in or otherwise finance), directly or indirectly, any transaction referred to in paragraph (b)(i) or (b)(ii) above;
(v)
to whom information is required or requested to be disclosed by any court of competent jurisdiction or any governmental, banking, taxation or other regulatory authority or similar body, the rules of any relevant stock exchange or pursuant to any applicable law or regulation;

(vi)	to whom information is required to be disclosed in connection with, and for the purposes of, any litigation, arbitration, administrative or other investigations, proceedings or disputes;

(vii)	to whom or for whose benefit that Finance Party charges, assigns or otherwise creates Security (or may do so) pursuant to clause 27.8 (Security over Lenders' rights);
(viii)	who is a Party; or
(ix)	with the consent of the Company;
in each case, such Confidential Information as that Finance Party shall consider appropriate if:
(A)
in relation to paragraphs (b)(i), (b)(ii) and (b)(iii) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information;

(B)
in relation to paragraph (b)(iv) above, the person to whom the Confidential Information is to be given has entered into a Confidentiality Undertaking or is otherwise bound by requirements of confidentiality in relation to the Confidential Information they receive and is informed that some or all of such Confidential Information may be price-sensitive information;

(C)
in relation to paragraphs (b)(v), (b)(vi) and (b)(vii) above, the person to whom the Confidential Information is to be given is informed of its confidential nature and that some or all of such Confidential Information may be price-sensitive information except that there shall be no requirement to so inform if, in the opinion of that Finance Party, it is not practicable so to do in the circumstances;

(c)
to any person appointed by that Finance Party or by a person to whom paragraph (b)(i) or (b)(ii) above applies to provide administration or settlement services in respect of one or more of the Finance Documents including without limitation, in relation to the trading of participations in respect of the Finance Documents, such Confidential Information as may be required to be disclosed to enable such service provider to provide any of the services referred to in this paragraph (c) if the service provider to whom the Confidential Information is to be given has entered into a confidentiality agreement substantially in the form of the LMA Master Confidentiality Undertaking for Use With Administration/Settlement Service Providers or such other form of confidentiality undertaking agreed between the Company and the relevant Finance Party; and

(d)
to any rating agency (including its professional advisers) such Confidential Information as may be required to be disclosed to enable such rating agency to carry out its normal rating activities in relation to the Finance Documents and/or the Obligors.

41.3	Disclosure to numbering service providers
(a)
Any Finance Party may disclose to any national or international numbering service provider appointed by that Finance Party to provide identification numbering services in respect of this Agreement, the Facility and/or one or more Obligors the following information:

(i)	names of Obligors, the Spanish Pledgor and the South African Pledge Counterparties;
(ii)	country of domicile of Obligors, the Spanish Pledgor and the South African Pledge Counterparties;

(iii)	place of incorporation of Obligors, the Spanish Pledgor and the South African Pledge Counterparties;
(iv)	date of this Agreement;
(v)	clause 43 (Governing Law);
(vi)	the names of the Facility Agent, the Collateral Management Agent, the Co-Ordinator, the Documentation Bank and the Arranger;
(vii)	amount of Total Proposed Participations;
(viii)	currency of the Facility;
(ix)	type of Facility;
(x)	ranking;
(xi)	Termination Date;
(xii)	changes to any of the information previously supplied pursuant to paragraphs (i) to (xi) above; and
(xiii)	such other information agreed between such Finance Party and the Company, to enable such numbering service provider to provide its usual syndicated loan numbering identification services.
(b)
The Parties acknowledge and agree that each identification number assigned to this Agreement, the Facility and/or one or more Obligors by a numbering service provider and the information associated with each such number may be disclosed to users of its services in accordance with the standard terms and conditions of that numbering service provider.

(c)	Each Obligor represents that none of the information set out in paragraphs (i) to (xiii) of paragraph (a) above is, nor will at any time be, unpublished price-sensitive information.
(d)	The Facility Agent shall notify the Company and the other Finance Parties of:
(i)	the name of any numbering service provider appointed by the Facility Agent in respect of this Agreement, the Facility and/or one or more Obligors; and
(ii)	the number or, as the case may be, numbers assigned to this Agreement, the Facility and/or one or more Obligors by such numbering service provider.
41.4	Entire agreement
This clause 41 constitutes the entire agreement between the Parties in relation to the obligations of the Finance Parties under the Finance Documents regarding Confidential Information and supersedes any previous agreement, whether express or implied, regarding Confidential Information.
41.5	Inside information
Each of the Finance Parties acknowledges that some or all of the Confidential Information is or may be price-sensitive information and that the use of such information may be regulated or prohibited by applicable legislation including securities law relating to insider dealing and market abuse and each of the Finance Parties undertakes not to use any Confidential Information for any unlawful purpose.

41.6	Notification of disclosure
Each of the Finance Parties agrees (to the extent permitted by law and regulation) to inform the Company:
(a)
of the circumstances of any disclosure of Confidential Information made pursuant to paragraph (b)(v) of clause 41.2 (Disclosure of Confidential Information) except where such disclosure is made to any of the persons referred to in that paragraph during the ordinary course of its supervisory or regulatory function; and

(b)	upon becoming aware that Confidential Information has been disclosed in breach of this clause 41.
41.7	Continuing obligations
The obligations in this clause 41 are continuing and, in particular, shall survive and remain binding on each Finance Party for a period of twelve (12) months from the earlier of:
(a)
the date on which all amounts payable by the Obligors, the Spanish Pledgor and the South African Pledge Counterparties under or in connection with the Finance Documents have been paid in full and all Proposed Participations have been cancelled or otherwise cease to be available; and

(b)	the date on which such Finance Party otherwise ceases to be a Finance Party.
42	Counterparts
Each Finance Document may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of the Finance Document.

Section 12
 Governing Law and Enforcement
43	Governing Law
This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.
44	Enforcement
44.1	Jurisdiction of English courts
(a)
The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a Dispute).

(b)	The Parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Party will argue to the contrary.
(c)
This clause 44.1 is for the benefit of the Finance Parties and Secured Parties only.  As a result, no Finance Party or Secured Party shall be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction.  To the extent allowed by law, the Finance Parties and Secured Parties may take concurrent proceedings in any number of jurisdictions.

44.2	Service of process
(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor (other than an Obligor incorporated in England and Wales):
(i)
irrevocably appoints Portland Place Nominees Limited of c/o Riches & Company,  34 Anyards Road, Cobham, Surrey KT11 2LA as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

(ii)	agrees that failure by an agent for service of process to notify the relevant Obligor of the process will not invalidate the proceedings concerned.
(b)
If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Company (on behalf of all the Obligors) must immediately (and in any event within three (3) days of such event taking place) appoint another agent on terms acceptable to the Facility Agent.  Failing this, the Facility Agent may appoint another agent for this purpose.

44.3	Enforcement procedures in Spain
(a)
This Agreement and any other Finance Document, at the discretion of the Facility Agent, as well as any amendments hereto or thereto, shall be formalised in a Spanish Public Document, so that it may have the status of a notarial document of loan for all purposes contemplated in Article 517, number 4 of the Spanish Civil Procedural Law (Law 1/2000 of 7th January) ("Ley de Enjuiciamiento Civil") (the "Civil Procedural Law").

(b)
For such purposes, upon demand by the Facility Agent or the Security Agent, any Spanish Obligor that may accede to this Agreement shall: (i) raise this Agreement to the status of a Spanish Public Document before a Spanish notary public and (ii) raise the deed by virtue of which any Spanish Obligor becomes a party to this Agreement to the status of a Spanish Public Document.

(c)
Upon enforcement, the sum payable by the any Spanish Obligor or the Spanish Pledgor regarding the relevant Transaction Security shall be the total aggregate amount of the balance of the accounts maintained by the Facility Agent (and/or the relevant Finance Party, as the case may be). For the purposes of Articles 517 et seq. of the Civil Procedural Law, such balances shall be considered as due, liquid and payable and may be claimed pursuant to the same provisions of such law. In this regard:

(i)
For purposes of enforcing the provisions of or foreclosing under this Agreement pursuant to Spanish law (including, without limitation, the guarantee provided by a Spanish Guarantor pursuant to Clause 20 or the security granted by the Spanish Pledgor under the Transaction Security Documents), the Facility Agent, in its capacity as such (and on behalf of the Finance Parties), shall open and maintain a special credit facility account in its books on behalf of the Obligors, from which all interest, fees, expenses, default interest, additional costs and any other amounts that the Obligors owe to the Finance Parties under the Finance Documents will be debited and into which all amounts received by or on account of the Finance Parties from the Obligors under the Finance Documents will be credited, so that the balance of the credit account represents the amount owed from time to time by the Obligors to the Finance Parties.

(ii)
In addition to the account referred to in the above paragraph, each Finance Party shall open and maintain a special account in its records equivalent to that referred to above, into which the interest, fees, expenses, default interest, additional costs and any other amounts that the Obligors owe to the Finance Party hereunder will be debited and into which all amounts received by the Finance Party from the Obligors under the Finance Documents shall be credited, so that the sum of the balance of the credit account represents the amount owed from time to time by the Obligors to the Finance Party. In the event of assignment as provided in Clause 27, the assignor will totally or partially cancel the referenced accounts, with corresponding accounts to be opened by the assignee.

(iii)
Any failure to keep the records referred to in paragraphs (i) and (ii) above or any error in doing so will not, however, limit or otherwise affect the obligation of the Obligors to pay any amount owed pursuant to the Finance Documents. In the event of any discrepancy between the accounts and records maintained by any Finance Party and the accounts and records of the Facility Agent corresponding to such matters, the Facility Agent's accounts and records will take precedence in the absence of manifest error.

(iv)
If any of the events of termination by maturity or acceleration of the Facility occurs, the Facility Agent will settle the accounts referred to in this section. For the purposes of enforcement in judicial or extrajudicial proceedings, it is expressly agreed that the balance of the accounts referred to above resulting from the certification for that purpose issued by the Facility Agent will be deemed a liquid, due and payable amount enforceable against the Obligors, provided that it is evidenced in a notarial document that the settlement was made in the form agreed by the parties in the enforceable instrument (título ejecutivo) and that the outstanding balance is equivalent to that recording in the corresponding account of the Obligors opened in connection with the Facility.

(d)
For the purpose of the provisions of Article 571. et seq. of the Civil Procedural Law, it is expressly agreed that the determination of the debt to be claimed through the enforcement proceedings shall be effected by the Facility Agent (or the relevant Finance Party, as the case may be) by means of the appropriate certificate evidencing the balances shown in the relevant account(s) referred to in paragraph (c) above. By virtue of the foregoing, to enforcement of this Agreement by the Facility Agent or any of the Finance Party it will be sufficient to deliver:

(i)	an original notarial first or authentic copy of this Agreement;

(ii)	a notarial certificate, if necessary, for the purposes described in paragraph (e) below;
(iii)
the notarial document (acta notarial) which incorporates the certificate issued by the Facility Agent (and/or the relevant Finance Party, as the case may be) of the amount due by the Spanish Obligor including an excerpt of the credits and debits (including the interest applied) which appear in the relevant account(s) referred to in paragraph (iii) above, evidencing that the determination of the amounts due and payable by the Spanish Obligor have been calculated as agreed in this Agreement and that such amounts coincide with the balance of such accounts; and

(iv)	a notarial document (acta notarial) evidencing that the Spanish Obligor has been served notice of the amount that is due and payable.
(e)
Paragraph (c) above is also applicable to any Finance Party with regard to its participation in the Facility. Such Finance Party may issue the appropriate certification of the balances of the relevant account(s) referred to in paragraph (iii) above and the certification of the balances of such accounts may be legalised by a notary.

(f)	The amount of the balances so established shall be notified to the Spanish Obligor in an attestable manner at least three (3) days in advance of the enforcement action set out in paragraph (c) above.
(g)
the Facility Agent and the Security Agent (and each Finance Party, as appropriate) are hereby authorised to request and obtain certificates and documents issued by the notary who formalises this Agreement in order to evidence its compliance with the entries of his registry-book and the relevant entry date for the purposes of number 4 of Article 517, of the Spanish Civil Procedural Law in case this Agreement is notarized by means of a Spanish "póliza"; and to request any second or subsequent copies of the relevant Spanish Public Document in which this Agreement is formalised, in the event that it is formalised by means of a Spanish "escritura pública". The cost of such certificate and documents will be for the account of the Company and/or the Spanish Obligor in the manner provided under this Agreement.

(h)	For the purposes of a Spanish Obligor and the Guarantee it provides when acceding to this Agreement, the Spanish Public Document will:
(i)	have the effects established under articles 517 et seq. of the Spanish Civil Procedural Law; and
(ii)	may, at the decision of the Facility Agent or the Security Agent, include a translation into Spanish of this Clause 44.3 (Enforcement Proceeding in Spain).
45	Bail-in Clause
45.1	Contractual Recognition of bail-in
Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:
(a)	any Bail-In Action in relation to any such liability, including (without limitation):
(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;
(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and;

(iii)	a cancellation of any such liability; and
(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.
46	Resolution Stay
46.1
Each Party irrevocably and unconditionally acknowledges, consents, accepts and agrees that the occurrence, existence or continuation of a Resolution Event in relation to another Finance Party does not:

(a)	entitle it, directly or indirectly, whether pursuant to a default clause, a cross-default clause, a guarantee or otherwise, to:
(i)	exercise any termination, suspension, modification, netting or set-off rights or similar rights; or
(ii)	obtain possession, exercise control or enforce any security over any property of such Finance Party, under or in relation to this Agreement or any other agreement between it and such Finance Party; or
(b)	adversely affect the rights and remedies of such Finance Party under this Agreement or any other agreement between that Finance Party and it, unless the Resolution Legislation explicitly provides otherwise.
46.2
Each Party shall promptly take all action that is necessary or in the opinion of the relevant Finance Party or any Resolution Authority desirable in connection with this clause, the exercise of a Resolution Power by any Resolution Authority, or the occurrence, existence or continuation of any Resolution Event.

46.3
Notwithstanding any other term, condition or clause in this Agreement or any other agreement, arrangement or understanding between a Finance Party and another Party, each Party irrevocably and unconditionally acknowledges, accepts, consents and agrees that this clause prevails and may be enforced by any Resolution Authority.

46.4	In this clause:
References to a Finance Party include any parent, subsidiary or branch of that Finance Party, including its successors in title and assigns and transferees.
Resolution Authority means any administrative authority or any other person with the ability to exercise a Resolution Power.
Resolution Event means:
(a)	the exercise by a Resolution Authority of any or more Resolution Powers in relation to a relevant Finance Party;
(b)
any other action taken by a Resolution Authority based on or taken in connection with Resolution Legislation in relation to a relevant Finance Party, including, without limitation, any request by the Resolution Authority to that Finance Party to take any action;

(c)
any action taken by a relevant Finance Party in connection with the events referred to under (a) or (b), including, without limitation, any action taken to comply with any request by the Resolution Authority referred to in paragraph (b) above; and

(d)	any event directly linked to any event as referred to in paragraphs (a), (b) or (c) above.
Resolution Legislation means any laws, regulations, rules, directives or requirements relating to the resolution or recovery of banks, banking group companies, credit institutions or investment firms applicable to a relevant Finance Party from time to time, including, without limitation, EU Directive 2014/59/EU ("BRRD") and EU Regulation No 806/2014 ("SRM"), both as amended from time to time, and any EU directive or regulation issued in replacement of or supplement to the same, and any laws, regulations, rules, directives or requirements implementing any of the foregoing.
Resolution Power means any power existing from time to time under any Resolution Legislation, including, without limitation, the power to take a crisis prevention measure or a crisis management measure such as write-down (a reduction, including, without limitation, to zero, in the principal amount or outstanding amount due, including any accrued but unpaid interest), conversion, cancellation, amendment or suspension powers existing from time to time, or to exercise any corresponding power.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

Schedule 1
The Original Parties
Part I
The Obligors
Name of Original Borrowers	Registration number (or equivalent, if any)	Original Jurisdiction
Aegean Marine Petroleum S.A.	C-76656	Liberia
Aegean Petroleum International Inc.	28486	Marshall Islands
Aegean NWE N.V.	BE412.527.142	Belgium
Aegean Bunkering Germany GmbH	HRB 16326 KI	Germany
Obast Bunkering & Trading GmbH	HRB 13560	Germany
Aegean Petroleum Uruguay S.A.	Tax ID number 217562670014	Uruguay

Name of Original Guarantors	Registration number (or equivalent, if any)	Original Jurisdiction
Aegean Marine Petroleum Network Inc.	14958	Marshall Islands
Aegean Marine Petroleum S.A.	C-76656	Liberia
Aegean Petroleum International Inc.	28486	Marshall Islands
Aegean NWE N.V.	BE412.527.142	Belgium
Aegean Bunkering Germany GmbH	HRB 16326 KI	Germany
Obast Bunkering & Trading GmbH	HRB 13560	Germany
Aegean Petroleum Uruguay S.A.	Tax ID number 217562670014	Uruguay

Part II
The Original Lenders
Name of Original Lender	Facility A Proposed Participation ($)	Facility B Tranche 1 Proposed Participation ($)	Facility B Tranche 2 Proposed Participation ($)	Total ($)
ABN AMRO Bank N.V.	40,000,000	110,000,000	0	150,000,000
BNP Paribas (Suisse) SA	40,000,000	101,000,000	0	141,000,000
KBC Bank NV	25,000,000	70,000,000	0	95,000,000
Natixis	18,000,000	52,000,000	0	70,000,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	18,000,000	52,000,000	0	70,000,000
HSH Nordbank AG	18,000,000	0	52,000,000	70,000,000
Belfius Bank NV/SA	15,000,000	41,000,000	0	56,000,000
Credit Suisse (Switzerland) Ltd	13,000,000	36,000,000	0	49,000,000
Mashreqbank PSC	13,000,000	36,000,000	0	49,000,000
Total	200,000,000	498,000,000	52,000,000	750,000,000

Schedule 2
Conditions precedent

Part I
Conditions precedent to initial Utilisation

1	Obligors and parties to security documents
(a)	A copy of the constitutional documents of each Obligor.
(b)	If required by the Facility Agent, a copy of a signed resolution of the board of directors of each Obligor:
(i)
approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute, deliver and perform the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf;
(iii)
authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party; and

(iv)	in the case of an Obligor other than the Company, authorising the Company to act as its agent in connection with the Finance Documents.
(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above in relation to the Finance Documents and related documents.
(d)
A copy of a resolution signed by all the holders of the issued shares in each Guarantor approving the terms of, and the transactions contemplated by, the Finance Documents to which that Guarantor is a party.

(e)	If required, a copy of a resolution of the board of directors of each corporate shareholder of each Guarantor approving the terms of the resolution referred to in paragraph (d) above.
(f)
A certificate of each Obligor (signed by a director) confirming that borrowing or guaranteeing or securing, as appropriate, the Total Proposed Participations would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded.

(g)
A certificate of an authorised signatory of the Company or other relevant Obligor certifying that each copy document relating to it specified in this Part I of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Agreement.

(h)	A certificate of good standing in respect of each of the Parent, the Company and APII.
(i)	Evidence of the authority of Horizon Tangiers Terminal S.A. to execute the Moroccan Pledge.
(j)	Evidence of the authority of AOTC (as bailee) to execute the UAE Pledges.
(k)	In respect of Aegean Tanking S.A.:
(i)	a copy of its constitutional documents;

(ii)	a copy of a signed resolution of its board of directors:
(A)
approving the terms of, and the transactions contemplated by, each South African Pledge to which it is a party and resolving that it execute, deliver and perform each South African Pledge to which it is a party;

(B)	authorising a specified person or persons to execute each South African Pledge to which it is a party on its behalf; and
(C)
authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with each South African Pledge to which it is a party;

(iii)	a specimen of the signature of each person authorised by the resolution referred to in paragraph (ii) above in relation to each South African Pledge; and
(iv)	a certificate of good standing.
(l)	In respect of Aegean Bunkering Marine Services Proprietary Limited:
(i)	a copy of its constitutional documents;
(ii)	a copy of a signed resolution of its board of directors:
(A)
approving the terms of, and the transactions contemplated by, each South African Pledge to which it is a party and resolving that it execute, deliver and perform the New South African Security Documents to which it is a party;

(B)	authorising a specified person or persons to execute each South African Pledge to which it is a party on its behalf; and
(C)
authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices to be signed and/or despatched by it under or in connection with each South African Pledge to which it is a party; and

(iii)	a specimen of the signature of each person authorised by the resolution referred to in paragraph (ii) above in relation to each South African Pledge.
2	Finance Documents
(a)	This Agreement executed by the Obligors party to this Agreement.
(b)	The Fee Letters duly executed by each party.
(c)	Any Stock Monitoring Agreement or Collateral Management Agreement required pursuant to clause 22.17 (Inspection and Management in Sensitive Zones).
(d)
At least two originals of the documents referred to in paragraphs (a)-(g) of the definition of Transaction Security Documents (other than those listed as conditions subsequent in clause 24.23 (Conditions subsequent)), duly executed by each party.

(e)
A copy of all notices required to be sent under the Transaction Security Documents referred to in paragraph (d) above, executed by the Borrower, duly acknowledged by the addressee to the extent required by the relevant Transaction Security Document.

(f)
A copy of the acknowledgement of Deutsche Bank AG, New York Branch under the Company's Security Agreement containing the consent of Deutsche Bank AG, New York Branch to the assignment by the Company of monies payable to it under the Deutsche Bank Facility.

(g)	Evidence, satisfactory to the Facility Agent, that all steps have been taken in any relevant jurisdiction to perfect any Security created by the Transaction Security Documents.
3	Insurance
(a)	Copies of all insurances required to be maintained by the Borrowers and the Spanish Pledgor in respect of assets included or capable of being included in the Borrowing Base.
(b)
A letter from WILLIS Limited, 51 Line Street, London EC3M 7DQ, UK, as insurance broker, dated no earlier than the date of this Agreement addressed to the Facility Agent, the Arranger, the Security Agent and the Lenders listing the insurance policies of the Borrowers and the Spanish Pledgor and confirming that they are on risk and that the insurance for Borrowers and the Spanish Pledgor at the date of this Agreement are at a level acceptable to the Majority Lenders and covering appropriate risks for the business carried out by Borrowers and the Spanish Pledgor and otherwise confirming compliance by the Borrowers with the insurance requirements of this Agreement including that Security Agent is named as a co-insured and sole loss payee in respect of such insurance.

4	Accounts
A letter from the Account Bank to the Collateral Management Agent, the Security Agent and the Facility Agent confirming the opening of each Facility Account and each Collection Account and specifying the account name, account number and the name and address of the bank where each such account is held.
5	Legal opinions
The following legal opinions, each addressed to the Facility Agent, the Security Agent and the Original Lenders and capable of being relied upon by any persons who become Lenders pursuant to the primary syndication of the Facility.
(a)	A legal opinion of the following legal advisers to the Facility Agent and Arranger:
(i)	Norton Rose Fulbright LLP as to English law;
(ii)	Norton Rose Fulbright Morocco SARL as to Moroccan law;
(iii)	Koan as to Belgian law;
(iv)	Norton Rose Fulbright LLP as to Dutch law;
(v)	Norton Rose Fulbright (Middle East) LLP as to UAE law;
(vi)	Norton Rose Fulbright South Africa Inc. as to South African law;
(vii)	Norton Rose Fulbright US LLP as to Marshall Islands law;
(viii)	Norton Rose Fulbright US LLP as to Liberian law;
(ix)	Norton Rose Fulbright LLP as to German law; and
(x)	Ferrere Abogados as to Uruguay law,
each substantially in the form distributed to the Original Lenders prior to signing this Agreement.
(b)	If an Obligor is incorporated in a jurisdiction other than those referred to in paragraph (a) above, a legal opinion of the legal advisers to the Arranger in the relevant jurisdiction,

substantially in the form distributed to the Original Lenders prior to signing this Agreement.
6	Other documents and evidence
(a)	Evidence that any process agent referred to in clause 44.2 (Service of process), if not an Obligor, has accepted its appointment.
(b)	The Group Structure Chart.
(c)	A copy, certified by an authorised signatory of the Company to be a true copy, of the Original Financial Statements of each Obligor.
(d)	A letter of engagement with the Finance Parties and Secured Parties from the Auditors of the Group which will be providing Compliance Certificates.
(e)
A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable (if it has notified the Company accordingly) in connection with the entry into and performance of the transactions contemplated by any Finance Document or for the validity and enforceability of any Finance Document.

(f)
Evidence that the fees, costs and expenses then due from the Company pursuant to clause 14 (Fees), clause 15.5 (Stamp taxes) and clause 19 (Costs and Expenses) have been paid or will be paid by the first Utilisation Date.

(g)	A copy of any waiver required under any existing loan facilities of any Group member in connection with the entry into of the Finance Documents.
(h)	A risk management policy as mandated by management in form and substance acceptable to the Lenders.
(i)
Evidence that each Material Subsidiary (other than an Excluded Material Subsidiary) has executed this Agreement as a Guarantor and that no additional Guarantors are required to accede to this Agreement pursuant to clause 29.8 (Additional Guarantors).

(j)	Evidence that each Finance Party has satisfied its "know-your-customer" requirements in connection with the transactions contemplated by this Agreement.
(k)	An overview of existing security and existing indebtedness, to the extent not refinanced or released by the Facilities.
(l)
Evidence (in the form of deeds of release executed by the beneficiary of the security or such other form as the Facility Agent may require acting on the advice of legal counsel) that immediately following the making of the Utilisation any existing Security granted by any member of the Group in respect of Financial Indebtedness of any Group member (other than the Facilities) which relates to assets which may be included in the Borrowing Base and secured by the Transaction Security are released in full (including without limitation any Security in respect of the assets secured by the Moroccan Pledges and the Security Agreement and any floating charges or Security of similar general application in any jurisdiction).

(m)	An overview of existing loans and guarantees.
(n)	A list of Existing Credit Instruments to be refinanced pursuant to this Agreement, identifying the issuing bank in respect of each such credit instrument, which bank shall be an Issuing Bank.
(o)	A copy of the Compliance Policy acceptable to the Lenders.

(p)	A copy of the Group's hedging policy in the form approved by all Lenders.
(q)	Address details for all warehouses where Eligible Inventory is located.

Part II
Conditions precedent required to be delivered by an Additional Obligor

1	An Accession Letter, duly executed by the Additional Obligor and the Company.
2	A copy of the constitutional documents of the Additional Obligor.
3
Originals of any Transaction Security Documents to be entered into by an Additional Borrower as required by the Facility Agent (acting on the instructions of the Majority Lenders) together with such legal opinions as the Facility Agent (acting on the instructions of the Majority Lenders) shall require in connection therewith.

4	A copy of a resolution of the board of directors of the Additional Obligor:
(a)	approving the terms of, and the transactions contemplated by, the Accession Letter and the Finance Documents and resolving that it execute the Accession Letter;
(b)	authorising a specified person or persons to execute the Accession Letter on its behalf;
(c)
authorising a specified person or persons, on its behalf, to sign and/or despatch all other documents and notices (including, in relation to an Additional Borrower, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents; and

(d)	authorising the Company to act as its agent in connection with the Finance Documents.
5	A specimen of the signature of each person authorised by the resolution referred to in paragraph 4 above.
6
A copy of a resolution signed by all the holders of the issued shares of the Additional Guarantor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Additional Guarantor is a party.

7
A certificate of the Additional Obligor (signed by a director) confirming that borrowing or guaranteeing, as appropriate, the Total Proposed Participations would not cause any borrowing, guaranteeing or similar limit binding on it to be exceeded.

8
A certificate of an authorised signatory of the Additional Obligor certifying that each copy document listed in this Part II of Schedule 2 is correct, complete and in full force and effect as at a date no earlier than the date of the Accession Letter.

9
A copy of any other Authorisation or other document, opinion or assurance which the Facility Agent considers to be necessary or desirable in connection with the entry into and performance of the transactions contemplated by the Accession Letter or for the validity and enforceability of any Finance Document.

10	If available, the latest audited financial statements of the Additional Obligor.
11	A legal opinion of Norton Rose Fulbright, legal advisers to the Arranger and the Facility Agent in England.
12
If the Additional Obligor is incorporated in a jurisdiction other than England and Wales, or is executing a Finance Document which is governed by a law other than English law, a legal opinion of the legal advisers to the Arranger and the Facility Agent in the jurisdiction in which the Additional Obligor is incorporated or, as the case may be, the jurisdiction of the governing law of that Finance Document.

13
If the proposed Additional Obligor is incorporated in a jurisdiction other than England and Wales, evidence that the process agent specified in clause 44.2 (Service of process), if not an Obligor, has accepted its appointment in relation to the proposed Additional Obligor.

14	Additionally, in respect of a Spanish Obligor:
(i)
a copy of the excerpt (certificación literal) issued by the relevant Commercial Registry containing the up-to-date bylaws, containing the current composition of the management body, evidencing that it is duly incorporated and validly existing and has not been dissolved, liquidated or become subject to an insolvency proceeding.

(ii)
a resolution signed by all the holders of the issued shares in it approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party for the purposes of Article 160f) of the Spanish Companies Act.

Part III
Conditions precedent required to be delivered in connection
 with Sensitive Zones
The Facility Agent shall have entered into a valid Stock Monitoring Agreement (in respect of floating storage) and a Collateral Management Agreement (in respect of inland storage) (as applicable) with the parties thereto and the relevant Borrowers shall have provided to the Facility Agent such security documents and related legal opinions as may be required by, and in a form and substance satisfactory to, the Facility Agent (acting on the instructions of all Lenders) in respect of the relevant part of the Sensitive Zone.
Part IV
Spanish Pledgor conditions precedent
(a)
A copy of the constitutional documents of the Spanish Pledgor anda copy of the excerpt (certificación literal) issued by the relevant Commercial Registry containing the up-to-date bylaws, containing the current composition of the management body, evidencing that it is duly incorporated and validly existing and has not been dissolved, liquidated or become subject to an insolvency proceeding.

(b)	If required by the Facility Agent, a copy of a signed resolution of the board of directors of the Spanish Pledgor:
(i)
approving the terms of, and the transactions contemplated by, the Finance Documents to which it is a party and resolving that it execute, deliver and perform the Finance Documents to which it is a party;

(ii)	authorising a specified person or persons to execute the Finance Documents to which it is a party on its behalf;
(iii)
authorising a specified person or persons, on its behalf, to sign and/or despatch all documents and notices (including, if relevant, any Utilisation Request) to be signed and/or despatched by it under or in connection with the Finance Documents to which it is a party; and

(iv)	in the case of an Obligor other than the Company, authorising the Company to act as its agent in connection with the Finance Documents.
(c)	A specimen of the signature of each person authorised by the resolution referred to in paragraph (b) above in relation to the Finance Documents and related documents.

(d)
A copy of a resolution signed by all the holders of the issued shares in the Spanish Pledgor, approving the terms of, and the transactions contemplated by, the Finance Documents to which the Spanish Pledgor is a party for the purposes of Article 160f) of the Spanish Companies Act.

(e)
A certificate of the Spanish Pledgor (signed by a director) confirming that securing the Total Proposed Participations would not cause any borrowing, guarantee, security or similar limit binding on it to be exceeded.

(f)
A certificate of an authorised signatory of the Spanish Pledgor certifying that each copy document relating to it specified in this Part IV of Schedule 2 is correct, complete and in full force and effect and has not been amended or superseded as at a date no earlier than the date of this Agreement.

(a)	Evidence that any existing Security granted by the Spanish Pledgor which relates to assets which may be included in the Borrowing Base and secured by the Transaction Security are released in full.

Schedule 3
Utilisation Request

Part A: Loans
From:	[Aegean Marine Petroleum S.A.] [Borrower]
To:	ABN AMRO Bank N.V. as Facility Agent
Copy:	ABN AMRO Bank N.V. as Collateral Management Agent
[list all issuing banks and overdraft banks]

Dated:

Dear Sirs

Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Facility Agreement)
1
We refer to the Facility Agreement.  This is a Utilisation Request.  Terms defined in the Facility Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

1	We wish to make a Utilisation on the following terms:
(a)	Proposed Utilisation Date: [ ] (or, if that is not a Business Day, the next Business Day)
(b)	Borrower: [ ]
(c)	Facility to be utilised: Facility A
(d)	Amount: [ ] or, if less, the Available Facility
(e)	Currency of Loan: [dollars/euro]
(f)	Interest Period: [ ]
(g)	[Term or Expiry Date: [ ]]
2	We confirm that:
(a)	each condition specified in clause 4.2 (Further conditions precedent) is satisfied on the date of this Utilisation Request; and
(b)	each of the requirements set out in clauses 5.4(c) - (e) (Currency and amount) are correct as at the date of this Utilisation Request and will be correct on the Utilisation Date.
3	The proceeds of this Loan should be credited to [account].
4	This Utilisation Request is irrevocable.
Yours faithfully

…………………………………
authorised signatory for
[the Company on behalf of [insert name of Borrower]]/ [insert name of Borrower]

Part B: Fronted Facilities
From:	[Aegean Marine Petroleum S.A.] [Borrower]
To:	[ ] as Issuing Bank/Overdraft Bank
Copy:	ABN AMRO Bank N.V. as Collateral Management Agent
[list all issuing banks and overdraft banks]

Dated:

Dear Sirs

Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Facility Agreement)
1
We refer to the Facility Agreement.  This is a Utilisation Request.  Terms defined in the Facility Agreement have the same meaning in this Utilisation Request unless given a different meaning in this Utilisation Request.

2	We wish to make a Utilisation on the following terms:
(a)	Proposed Utilisation Date:	[ ] (or, if that is not a Business Day, the next Business Day)
(b)	Borrower:	[ ]
(c)	Facility to be utilised: [Facility B Tranche 1 / Facility B Tranche 2]
(d)	Proposed [Issuing Bank][Overdraft Bank]:	[ ]
(e)	Amount:	[ ] or, if less, the Available Facility
(f)	[Beneficiary:	[ ]]
(g)	[Term or Expiry Date:	[ ]]
(h)	[Delivery Instructions]
3	We confirm that:
(a)
each condition specified in clause 4.2 (Further conditions precedent) and [5.9 (Issue of Credit Instruments)][5.10 (Issue of or entry into of Overdraft Facilities)] is satisfied on the date of this Utilisation Request; and

(b)	each of the requirements set out in clauses 5.4(c) - (e) (Currency and amount) are correct as at the date of this Utilisation Request and will be correct on the Utilisation Date.
4	This Utilisation Request is irrevocable.
Yours faithfully

…………………………………
authorised signatory for
[the Company on behalf of [insert name of Borrower]]/ [insert name of Borrower]

Schedule 4
Form of Transfer Certificate
To:          ABN AMRO Bank N.V. as Facility Agent
From:	[The Existing Lender] (the Existing Lender) and [The New Lender] (the New Lender)
Dated:
Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Facility Agreement)
1
We refer to the Facility Agreement.  This agreement (the Agreement) shall take effect as a Transfer Certificate for the purpose of the Facility Agreement.  Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2	We refer to clause 27.5 (Procedure for transfer) of the Facility Agreement:
(a)
The Existing Lender and the New Lender agree to the Existing Lender transferring to the New Lender by novation and in accordance with clause 27.5 (Procedure for transfer) all of the Existing Lender's rights and obligations under the Facility Agreement and the other Finance Documents which relate to that portion of the Existing Lender's Proposed Participation and participations in Utilisations under the Facility Agreement as specified in the Schedule.

(b)	The proposed Transfer Date is [ ].
(c)	The Facility Office and address, email and attention details for notices of the New Lender for the purposes of clause 36.2 (Addresses) are set out in the Schedule.
3	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of clause 27.4 (Limitation of responsibility of Existing Lenders).
4	The New Lender confirms that it [is]/[is not]*** a Parent Affiliate.
5	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.
6	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.
7	This Agreement has been entered into on the date stated at the beginning of this Agreement.
Note:
The execution of this Transfer Certificate may not transfer a proportionate share of the Existing Lender's interest in the Transaction Security in all jurisdictions.  It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender's Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

*** Delete as applicable

The Schedule
Proposed Participation/rights and obligations to be transferred
[insert relevant details]
 [Facility Office address, email and attention details for notices and account details for payments,]
[Existing Lender]	[New Lender]
By:	By:
This Agreement is accepted as a Transfer Certificate for the purposes of the Facility Agreement by the Facility Agent and the Transfer Date is confirmed as [  ].
[Facility Agent]
By:

Schedule 5
Form of Assignment Agreement

To:          ABN AMRO Bank N.V. as Facility Agent and Aegean Marine Petroleum S.A. as the Company, for and on behalf of each Obligor
From:          [the Existing Lender] (the Existing Lender) and [the New Lender] (the New Lender)
Dated:

Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Facility Agreement)
1
We refer to the Facility Agreement.  This is an Assignment Agreement.  This agreement (the Agreement) shall take effect as an Assignment Agreement for the purpose of the Facility Agreement.  Terms defined in the Facility Agreement have the same meaning in this Agreement unless given a different meaning in this Agreement.

2	We refer to clause 27.6 (Procedure for assignment) of the Facility Agreement:
(a)
The Existing Lender assigns absolutely to the New Lender all the rights of the Existing Lender under the Facility Agreement, the other Finance Documents and in respect of the Transaction Security which correspond to that portion of the Existing Lender's Proposed Participation and participations in Utilisations under the Facility Agreement as specified in the Schedule.

(b)
The Existing Lender is released from all the obligations of the Existing Lender which correspond to that portion of the Existing Lender's Proposed Participation and participations in Utilisations under the Facility Agreement specified in the Schedule.

(c)	The New Lender becomes a Party as a Lender and is bound by obligations equivalent to those from which the Existing Lender is released under paragraph (b) above.
3	The proposed Transfer Date is [ ].
4	On the Transfer Date the New Lender becomes Party to the relevant Finance Documents as a Lender.
5	The Facility Office and address, email and attention details for notices of the New Lender for the purposes of clause 36.2 (Addresses) are set out in the Schedule.
6	The New Lender expressly acknowledges the limitations on the Existing Lender's obligations set out in paragraph (c) of clause 27.4 (Limitation of responsibility of Existing Lenders).
7	The New Lender confirms that it [is]/[is not]*** a Parent Affiliate.
8
This Agreement acts as notice to the Facility Agent (on behalf of each Finance Party) and, upon delivery in accordance with clause 27.7 (Copy of Transfer Certificate or Assignment Agreement to the Company), to the Company (on behalf of each Obligor) of the assignment referred to in this Agreement.

9	This Agreement may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.
*** Delete as applicable

10	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.
11	This Agreement has been entered into on the date stated at the beginning of this Agreement.
Note:
The execution of this Assignment Agreement may not transfer a proportionate share of the Existing Lender's interest in the Transaction Security in all jurisdictions.  It is the responsibility of the New Lender to ascertain whether any other documents or other formalities are required to perfect a transfer of such a share in the Existing Lender's Transaction Security in any jurisdiction and, if so, to arrange for execution of those documents and completion of those formalities.

The Schedule
Proposed Participation/rights and obligations to be transferred by assignment, release and accession
[insert relevant details]
 [Facility office address, email and attention details for notices and account details for payments]
[Existing Lender]	[New Lender]
By:	By:
This Agreement is accepted as an Assignment Agreement for the purposes of the Facility Agreement by the Facility Agent and the Transfer Date is confirmed as [ ].
Signature of this Agreement by the Facility Agent constitutes confirmation by the Facility Agent of receipt of notice of the assignment referred to in this Agreement, which notice the Facility Agent receives on behalf of each Finance Party.
[Facility Agent]
By:

Schedule 6
Form of Compliance Certificate

To:	ABN AMRO Bank N.V. as Facility Agent
From:	[Aegean Marine Petroleum S.A.]
Dated:
Dear Sirs
Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Facility Agreement)
1
We refer to the Facility Agreement.  This is a Compliance Certificate.  Terms defined in the Facility Agreement have the same meaning when used in this Compliance Certificate unless given a different meaning in this Compliance Certificate.

2	We confirm that:
[Insert details of covenants and guarantor coverage to be certified].
3	[We confirm that no Default is continuing.]*
Signed	……………………..	……………………..
	Director	Director
	of	of
	[Borrower]/[Parent]	[Borrower]/[Parent]

The Auditors confirm that the above calculations are correct.

……………………..
for and on behalf of
[name of Auditors of Parent]

NOTES:
*	If this statement cannot be made, the certificate should identify any Default that is continuing and the steps, if any, being taken to remedy it.
**	[To be agreed with the Parent's auditors prior to signing the Agreement.]

Schedule 7
Timetables

	Utilisations in euro	Utilisations in other currencies
Delivery of a duly completed Utilisation Request (clause 5.1 (Delivery of a Utilisation Request)) – Facility A	U-3 9.30am	U-3 9.30am
Delivery of a duly completed Utilisation Request (clause 5.1 (Delivery of a Utilisation Request)) – Facility B	not applicable	not applicable
Facility Agent determines (in relation to a Utilisation) the Base Currency Amount of the Loan, if required under clause 5.6 and notifies the Lenders of the Loan in accordance with clause 5.6 (Role of Facility Agent, Issuing Bank and Overdraft Bank)
Relevant Issuing Bank or Overdraft Bank (as the case may be) notifies the Facility B Lenders of the Fronted Facility in accordance with clause 5.6(Role of Facility Agent, Issuing Bank and Overdraft Bank)
	U-3 Noon	U-3 noon
LIBOR or EURIBOR is fixed	Quotation Day as of 11:00 a.m. in respect of LIBOR and as of 11.00 a.m. (Brussels time) in respect of EURIBOR	Quotation Day as of 11:00 a.m.

"U"	=	date of utilisation or, if applicable, in the case of a Loan that has already been borrowed, the first day of the relevant Interest Period for that Loan.
"U - X"	=	X Business Days prior to date of utilisation

Schedule 8
Forms of Notifiable Debt Purchase Transaction Notice

Part I
Form of Notice on Entering into Notifiable Debt Purchase Transaction
To:	ABN AMRO Bank N.V. as Facility Agent
From:	[The Lender]
Dated:
Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Facility Agreement)
1
We refer to paragraph (b) of clause 28.2 (Disenfranchisement on Debt Purchase Transactions entered into by Parent Affiliates) of the Facility Agreement.  Terms defined in the Facility Agreement have the same meaning in this notice unless given a different meaning in this notice.

2	We have entered into a Notifiable Debt Purchase Transaction.
3	The Notifiable Debt Purchase Transaction referred to in paragraph 2 above relates to the amount of our Proposed Participation(s) as set out below.
Proposed Participation	Amount of our Proposed Participation to which Notifiable Debt Purchase Transaction relates
Proposed Participation	[insert amount (of that Proposed Participation) to which the relevant Debt Purchase Transaction applies]

[Lender]
By:

Part II
Form of Notice on Termination of Notifiable Debt Purchase Transaction /
 Notifiable Debt Purchase Transaction ceasing to be with Parent Affiliate
To:	ABN AMRO Bank N.V. as Facility Agent
From:	[The Lender]
Dated:
Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Facility Agreement)
1
We refer to paragraph (c) of clause 28.2 (Disenfranchisement on Debt Purchase Transactions entered into by Parent Affiliates) of the Facility Agreement.  Terms defined in the Facility Agreement have the same meaning in this notice unless given a different meaning in this notice.

2	A Notifiable Debt Purchase Transaction which we entered into and which we notified you of in a notice dated [ ] has [terminated]/[ceased to be with a Parent Affiliate].*
3	The Notifiable Debt Purchase Transaction referred to in paragraph 2 above relates to the amount of our Proposed Participation(s) as set out below.
Proposed Participation	Amount of our Proposed Participation to which Notifiable Debt Purchase Transaction relates
[Proposed Participation	[insert amount (of that Proposed Participation) to which the relevant Debt Purchase Transaction applies]

[Lender]
By:

Name	Registration number (or equivalent, if any) Jurisdiction of incorporation	Invoice Buyer/ LC Buyer	[Any conditions in relation to that Buyer]

* Delete as applicable.

Schedule 9
Form of Accession Letter

To:	ABN AMRO Bank N.V. as Facility Agent
From:	[Subsidiary] and Aegean Marine Petroleum S.A.
Dated:	[●]
Dear Sirs
Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Agreement)
1	We refer to the Agreement. This is an Accession Letter. Terms defined in the Agreement have the same meaning in this Accession Letter unless given a different meaning in this Accession Letter.
2
[Subsidiary] agrees to become an Additional [Borrower]/[Guarantor] and to be bound by the terms of the Agreement as an Additional [Borrower]/[Guarantor] pursuant to clauses [29.2 and 29.3 (Additional Borrowers)]/[clauses 29.7 and 29.11 (Additional Guarantors)] of the Agreement.  [Subsidiary] is a company duly incorporated under the laws of [name of relevant jurisdiction].

3	[The Company confirms that no Default is continuing or would occur as a result of [Subsidiary] becoming an Additional Borrower.]
4	[Subsidiary's] administrative details are as follows:
Address:
Email:
Attention:
5	This Accession Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
This Accession Letter is entered into by deed.

………………………….	…………………………….
Aegean Marine Petroleum S.A.	[Subsidiary]

Schedule 10
Form of Resignation Letter
To:	ABN AMRO Bank N.V. as Facility Agent
From:	[resigning Obligor] and Aegean Marine Petroleum S.A.
Dated:	[●]
Dear Sirs
Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Agreement)
1	We refer to the Agreement. This is a Resignation Letter. Terms defined in the Agreement have the same meaning in this Resignation Letter unless given a different meaning in this Resignation Letter.
2
Pursuant to [clauses 29.4 and 29.5 (Resignation of a Borrower)]/[clauses 29.12 and 29.13 (Resignation of a Guarantor)], we request that [resigning Obligor] be released from its obligations as a [Borrower]/[Guarantor] under the Agreement.

3	We confirm that[:
(a)	no Default is continuing or would result from the acceptance of this request; and
(b)	no payment is due from us under the Finance Documents;
(c)	[where Guarantor is also a Borrower:] we have no actual or contingent obligations as a Borrower under any Finance Document.
4	This Resignation Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.

……………………………	……………………..…….
Aegean Marine Petroleum S.A.	[Subsidiary]
By:	By:

Schedule 11
Borrowing Base Amount
1	Borrowing Base
(a)	The Borrowing Base shall be calculated by
(i) multiplying the Borrowing Base Items by the Advance Rate applicable to each specific Borrowing Base Item set out below and
(ii) deducting 85% of trade payables to suppliers based on open credit:
Borrowing Base Items	Advance Rate
Secured Cash	100%
Hedging Credit Balances	80%
Tier 1 Eligible Receivables	100%
Tier 2 Eligible Receivables	95%
Tier 3 Eligible Receivables	85%
Tier 1 Eligible Inventory	90%
Tier 2 Eligible Inventory	85%
Tier 3 Eligible Inventory	60%
Non-Performed Letters of Credit	80%

provided that:
(i)	all such assets referred to above will only be included in the calculation of the Borrowing Base Amount if such assets (and any insurances or other rights in relation thereto) are:
(A)	held by a Borrower or, in the case of assets secured by the Spanish Pledges, by the Spanish Pledgor with unencumbered title;
(B)	not subject to any dispute, litigation, arbitration proceedings or threatened litigation or arbitration proceedings;
(C)
(save as expressly contemplated to the contrary in this Schedule 12 (Borrowing Base Amount)) subject to a fully-perfected charge, pledge or other Security interest granted on a first-ranking basis in favour of the Security Agent in accordance with the terms of this Agreement and the Transaction Security Documents and not otherwise subject to any set-off or Security rights in favour of any party other than the Security Agent;

(D)	in respect of inventory located in the Sensitive Zone, the subject of a Stock Monitoring Agreement (for floating storage) or a Collateral Management Agreement (for inland storage); and

(ii)	no asset shall be eligible for inclusion in the calculation of the Borrowing Base Amount if such asset does not otherwise comply with the eligibility conditions set out in this Agreement.
(iii)	no asset shall be eligible for inclusion in more than one category of the same Borrowing Base Report.
2	Definitions
Terms used in this Schedule 11 (Borrowing Base Amount) (including the Annex) have the following meanings:
Advance Rate means each rate referred to in the second column of the table set out in paragraph 1(a) (Borrowing Base) above
Approved Barge Territory means Gibraltar and any other jurisdiction as may be approved in writing by the Facility Agent (acting on the instructions of all Lenders) to the Company from time to time
Borrowing Base Item means each item referred to in the first column of the table set out in paragraph 1(a) (Borrowing Base) above
Credit Insurance means credit insurance taken out with an insurer or insurers which has a rating for its long-term unsecured and non-credit-enhanced debt obligations of BBB- or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd or Baa3 or higher by Moody's Investors Service Limited or a comparable rating from an internationally recognised credit rating agency
Eligible Inventory means inventory representing a marked to market value (based on West Med FOB/CIF prices in Argus, Platts or any other pricing acceptable to the Lenders) up to a maximum amount before applying the Advance Rate of:
(a)	$100,000,000 per location; and
(b)	$350,000,000 in total
Eligible Receivables means trade receivables (excluding receivables owing from another member of the Group) which are governed by English, Greek or Belgian law (or any other governing law approved by the Facility Agent) and are payable into a Collection Account representing:
(a)	a nominal face value owing to the Borrowers up to a maximum amount before applying the Advance Rate per counterpart of $20,000,000, other than trade receivables in relation to:
(A) the debtors set out in the Annex to this Schedule 11, for which the amounts specifically set out therein shall apply; and
(B) Majors, for which the maximum amount in aggregate for a Listed Oil Major, its wholly-owned Subsidiaries and its Subsidiaries which are not wholly-owned but the obligations in respect of which are guaranteed by a parent company guarantee from such Listed Oil Major, shall be $40,000,000; and
(b)	a maximum tenor of:
(i)	if non-invoiced, invoices must be dispatched within five (5) Business Days of the physical delivery date; or

(ii)
if invoiced, forty five (45) days (such tenor being made up as follows: payment terms within thirty (30) days of the date of invoice (Due Date), with a grace period of no more than fifteen (15) days from the Due Date)

Hedge Account means an account held by the Company with a Hedging Provider or a Clearing Provider for the purpose of financing margin calls (and collecting margin returns and settlement amounts) and which is subject to the Transaction Security.
Hedging Credit Balances means any sum of cash (being in respect of margin calls)  standing to the credit of a Hedge Account as an amount that is returnable after unwinding of, and payment of all amounts due from the Company under, Hedging Agreements.
Inventory in Transit mean inventory on board vessels:
(a)	for which bills of lading (comprising documents of title) are issued and endorsed in favour of (and in the possession of) the Security Agent and
(i)	are in the possession of the Security Agent; or
(ii)	have been deposited with a reputable international courier for delivery to the Security Agent (and the Security Agent has been provided with evidence satisfactory to it of the same); and
(b)	for a maximum tenor of forty-five (45) days from the bill of lading date for which original bills of lading are issued or endorsed in favour of the Security Agent.
Listed Oil Major means:
(a)	BP p.l.c.;
(b)	Chevron Corporation;
(c)	ConocoPhillips Co.;
(d)	ExxonMobil Corporation;
(e)	Royal Dutch Shell plc; and
(f)	Total S.A.
Majormeans:
(a)	a Listed Oil Major;
(b)	a Listed Oil Major's wholly-owned Subsidiaries;
(c)	any Subsidiaries of a Listed Oil Major that is not a wholly-owned Subsidiary but the obligations in respect of which are guaranteed by a parent company guarantee from such Listed Oil Major; and/or
(d)	any other debtor approved by the Facility Agent acting on the instructions of all Lenders
Non-Performed Letters of Credit means a Credit Instrument in the form of a documentary or standby letter of credit  in respect of which the relevant underlying physical transaction relating to the sale and purchase of oil products is yet to occur
Secured Cash means cash funds deposited in a Collection Account
Tier 1 Eligible Receivables means invoiced Eligible Receivables:

(a)	covered by a letter of credit issued or confirmed by an Acceptable Bank; or
(b)	on open account for Majors
Tier 2 Eligible Receivables means invoiced Eligible Receivables on open account for non-Majors
Tier 3 Eligible Receivables means non-invoiced Eligible Receivables up to a maximum amount before applying the Advance Rate of $90,000,000 in total
Tier 1 Eligible Inventory means Eligible Inventory:
(a)	located in an OECD country;
(b)	subject to perfected Security in favour of the Security Agent; and
(c)	excluding floating inventory
  Tier 2 Eligible Inventory means:
(a)	Eligible Inventory other than Tier 1 Eligible Inventory which is:
(i)	onshore, subject to perfected Security in favour of the Security Agent;
(ii)	Inventory in Transit (excluding inventory on barges);
(iii)	secured floating inventory (excluding inventory on barges) for which bills of lading (comprising documents of title) are issued or endorsed in favour of (and in the possession of) the Security Agent;
(iv)	inventory on barges if located in territorial waters of an Approved Barge Territory;
(v)
inventory on barges where such inventory is secured under a German Security Transfer Agreement prior to loading onto such barge and where such barge has remained in German territorial waters or international waters and has not entered the territory of any other jurisdiction;

(vi)
inventory on barges where such inventory is secured under a South African Pledge and located on a barge which is the subject of a South African Pledge where such barge has remained in South African territorial waters; or

(vii)	inventory on barges where such barges remain at all times in international waters;
(b)
Eligible Inventory which is subject to a perfected South African Pledge and provided that the floating storage in relation to the South African Pledge is located within South African territorial waters, and in aggregate up to a maximum amount before applying the Advance Rate of $250,000,000 in total.
   Tier 3 Eligible Inventory means Eligible Inventory:
(a)	other than Tier 2 Eligible Inventory;
(b)	including unsecured floating inventory for which bills of lading are not issued or endorsed in favour of the Security Agent; and
(c)	up to a maximum amount before applying the Advance Rate of $30,000,000 in total.

Inventory locations

For the purposes of this Schedule 11 (and without prejudice to any of the foregoing):
(a) where inventory is located in a particular jurisdiction or in its territorial waters, it shall only be considered capable of being "secured" (ie capable of being included in the Borrowing Base, subject to the other conditions for inclusion in respect thereof) if it is located in one of the following jurisdictions or any other jurisdiction as may be approved in writing by the Facility Agent (acting on the instructions of all Lenders) to the Company from time to time; and
(b)          in relation to any such jurisdiction the permitted locations/barges, conditions and limits set out below shall apply, and each Borrowing Base Report shall include all relevant details identifying such jurisdictions and conditions.  Where permitted locations or barges are identified, the same may be amended or supplemented from time to time at the request of the Company and subject to the prior written consent of the Facility Agent (acting on the instructions of all Lenders)
Jurisdiction	Permitted Location	Permitted Barges	Other specific conditions for inclusion in the Borrowing Base
Spain
Tanks located in Las Palmas:
Address: Instalación Puerto de Luz – C/Avda. de las Petroliferas  s/n 35008 Las Palmas de Gran Canaria
Owner: Aegean Bunkering Combustibles Las Palmas S.A.
Tanks : 31
-          Tank 1: 18,600 m3
-          Tank 2: 18,600 m3
-          Tank 3: 1,050 m3
-          Tank 4: 1,050 m3
-          Tank 6: 880 m3
-          Tank 7: 13,160 m3
Tank 8: 10,400 m3
		n/a	Subject to clause 24.23 (Conditions Subsequent)
Germany
Midgardstraße 50, 26954 Nordenham, Germany with Rhenus Midgard GmbH & Co. KG
Alter Rethedamm 2, 21107 Hamburg, Germany with Vopak Dupeg Terminal Hamburg GmbH
Uferstraße 48, 24106 Kiel, Germany with UTG Unabhängige Tanklogistik GmbH (from 1 January 2018)
		Not limited to specific barges (subject to paragraph (a) (v) of the definition of "Tier 2 Eligible Inventory")	Subject to clause 24.23 (Conditions Subsequent)
Ecuador	Subject to clause 24.23 (Conditions Subsequent)
Morocco	Horizon Terminals Tangiers facility located in Tanger Med Port, Morocco: Free Zone, Ksar Majed, Tanger Med, Tanger 90000, Morocco	n/a	n/a

UAE
Each tank identified in Schedule 1 (Initial Pledged Assets) of each UAE Pledge and or, following the date hereof, such tank or tanks as is or are identified in any Holding Certificate, Additional Pledged Assets Notice or Transfer Certificate, as relevant (each as defined in the UAE Pledges), and in each case forming part of the Aegean Oil Terminal located in the Fujairah Free Zone (FOIZ), Al Sudah, PO BOX 2688, Emirate of Fujairah, UAE
		n/a	n/a
South Africa	FLOATING STORAGE UNIT "MT UMNENGA" which is the subject of a South African Pledge, whilst in South African territorial waters	Subject to paragraph (a) (vi) of the definition of "Tier 2 Eligible Inventory" – which is limited to specific barges identified in the security.	Subject to clause 24.23 (Conditions Subsequent)
Gibraltar	n/a	Not limited to specific barges.	n/a

ANNEX TO SCHEDULE 12 - Overview of Approved Debtors
CUSTOMERS	SUBSIDIARIES
LIMIT (in USD before application of the advance rate)
in each case (unless otherwise specified), plus an increment of 10,000,000 subject to Credit Insurance, security, and such other arrangements as are acceptable to the Facility Agent.

CHEMOIL GROUP and OCEANCONNECT GROUP (Part of GLENCORE GROUP)	CHEMOIL INTERNATIONAL PTE LTD	35,000,000.00
	CHEMOIL MIDDLE EAST DMCC
	CHEMOIL LATIN AMERICA INC
	CHEMOIL CORPORATION
	OCEANCONNECT MARINE PTE LTD.
	OCEANCONNECT MARINE INC.
	OCEANCONNECT MARINE UK LTD
HAPAG-LLOYD AG	-	30,000,000.00
MITSUI GROUP	MITSUI & CO. PETROLEUM LTD	25,000,000.00
	MITSUI OSK LINES LTD
QATARGAS GROUP	QATARGAS OPERATING COMPANY LTD	30,000,000.00
	QATAR GAS TRANSPORT COMPANY LIMITED
WALLENIUS WILHELMSEN LOGISTICS AS / EUKOR CAR CARRIERS INC.	WALLENIUS WILHELMSEN LOGISTICS AS EUKOR CAR CARRIERS INC.	30,000,000.00 (combined aggregate limit)
WFS GROUP	WORLD FUEL SERVICES EUROPE LTD	40,000,000.00
	WORLD FUEL SERVICES TRADING, DMCC	plus an increment of 30,000,000 subject to Credit Insurance, security, and such other arrangements as are acceptable to the Facility Agent.
	WORLD FUEL SERVICES (SINGAPORE) PTE LTD
	WORLD FUEL SERVICES AMERICAS, INC

Schedule 12
Form of Borrowing Base Report

OUTSTANDING UNDER THE GLOBAL BORROWING BASE FACILITIES

FRONTING

Issuing Lenders Facility B	Issuance Caps	Total outstanding LCs/LGs	Total outstanding Overdraft	Test
ABN	$ 387,000,000	$ -	$ -	NO BREACH
BNP	$ 150,000,000	$ -	$ -	NO BREACH
KBC	$ 150,000,000	$ -	$ -	NO BREACH
HSH	$ 52,000,000	$ -	$ -	NO BREACH
TOTAL	$ 687,000,000	$ -	$ -	NO BREACH

UTILISATION SUMMARY

Utilisation under Facility A (USD)	ABN	BNP	KBC	NATIXIS	HSH	BTMU	BELFIUS	CREDIT SUISSE	MASHREQ	Total
Total Facility A Approved Amount	$ 40,000,000	$ 39,000,000	$ 25,000,000	$ 18,000,000	$ 18,000,000	$ 18,000,000	$ 15,000,000	$ 13,000,000	$ 13,000,000	$ 199,000,000
Total Facility A Utilisation	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Facility A available	$ 40,000,000	$ 39,000,000	$ 25,000,000	$ 18,000,000	$ 18,000,000	$ 18,000,000	$ 15,000,000	$ 13,000,000	$ 13,000,000	$ 199,000,000

Utilisation under Facility B (USD)	ABN	BNP	KBC	NATIXIS	HSH	BTMU	BELFIUS	CREDIT SUISSE	MASHREQ	Total
Total Facility B Approved Amount	$ 110,000,000	$ 101,000,000	$ 70,000,000	$ 52,000,000	$ 52,000,000	$ 52,000,000	$ 41,000,000	$ 36,000,000	$ 36,000,000	$ 550,000,000
Total Facility B Utilisation	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Bank overdrafts	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Letters of Credit	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Letters of Guarantee	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
LCs in Transit	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Total Facility B available	$ 110,000,000	$ 101,000,000	$ 70,000,000	$ 52,000,000	$ 52,000,000	$ 52,000,000	$ 41,000,000	$ 36,000,000	$ 36,000,000	$ 550,000,000
TOTAL UTILISATION	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -

OUTSTANDING SPLIT PER BORROWER

TOTAL UTILISATION PER BORROWER	AMP	API	ANWE	ABU	ABG	OBAST	Total
Total Facility A & B Utilisation	$ -	$ -	$ -	$ -	$ -	$ -	$ -

Utilisation under Facility A (Values in USD '000)	AMP	API	ANWE	ABU	ABG	OBAST	Total
Total Facility A Utilisation							$ -

ABN

Utilisation under Facility B (Values in USD '000)	AMP	API	ANWE	ABU	Total
Total Facility B Utilisation	0	0	0	0	0
Bank overdrafts	$ -	$ -	$ -	$ -	$ -
Letters of Credit	$ -	$ -	$ -	$ -	$ -
Letters of Guarantee	$ -	$ -	$ -	$ -	$ -
LCs in Transit	$ -	$ -	$ -	$ -	$ -

BNP

Utilisation under Facility B (Values in USD '000)	AMP	API	ANWE	ABU	Total
Total Facility B Utilisation	0	0	0	0	0
Bank overdrafts	$ -	$ -	$ -	$ -	$ -
Letters of Credit	$ -	$ -	$ -	$ -	0
Letters of Guarantee	$ -	$ -	$ -	$ -	0
LCs in Transit	$ -	$ -	$ -	$ -	0

KBC

Utilisation under Facility B (Values in USD '000)	AMP	API	ANWE	ABU	Total
Total Facility B Utilisation	$ -	$ -	$ -	$ -	$ -
Bank overdrafts	$ -	$ -	$ -	$ -	$ -
Letters of Credit	$ -	$ -	$ -	$ -	0
Letters of Guarantee	$ -	$ -	$ -	$ -	0
LCs in Transit	$ -	$ -	$ -	$ -	0

HSH

Utilisation under Facility B (Values in USD '000)	ABG	OBAST	Total
Total Facility B Utilisation	0	0	0
Bank overdrafts	$ -	$ -	$ -
Letters of Credit	$ -	$ -	0
Letters of Guarantee	$ -	$ -	0
LCs in Transit	$ -	$ -	0

Place, Date Piraeus, [DATE]

Signature ______________ ______________ ______________

Function ______________ ______________ ______________

Company ______________ ______________ ______________

Schedule 13
Form of Lender Accession Letter

To:          ABN AMRO Bank N.V. as Facility Agent
From: each Lender and/or Acceptable Bank participating in the accordion increase and Aegean Marine Petroleum S.A.
Dated: [●]
Dear Sirs,
Aegean Marine Petroleum S.A. $750,000,000 Facility Agreement dated [•] 2017 (the Agreement)
1. We refer to the Agreement. This is a Lender Accession Letter. Terms defined in the Agreement have the same meaning in this Lender Accession Letter unless given a different meaning in this Lender Accession Letter.
2. Each Lender and New Lender (as defined below) which is a party hereto confirms that it is bound by the terms of the Agreement as a Lender in accordance with clause 2.6 (Accordion – Increase in Size of Facility B) of the Agreement.
3. On the date of the Facility increase in accordance with clause 2.6 of the Agreement:
(a)
each party hereto which is not already a party to the Agreement as a Facility [A/B Tranche 1/2] Lender (other than the Company and the Facility Agent) becomes a party to the Agreement as a Facility [A/B Tranche 1/2] Lender (a New Lender); and

(b)	each Lender or New Lender which is a party hereto has the Proposed Participations in respect of the relevant Tranche of Facility B set out opposite its name in the Schedule.
4. The Facility Office and address, email and attention details for notices of each new Lender for the purposes of clause 36.2 (Addresses) of the Agreement are set out in the Schedule.
5. This Lender Accession Letter is governed by English law.
6. This Lender Accession Letter has been delivered as a deed on the date stated at the beginning of this Lender Accession Letter.

…………………………….	…………………………….
[●]	Aegean Marine Petroleum S.A.

Countersigned by:

…………………………….
ABN AMRO Bank N.V.

[Insert Schedule]
Lender	Proposed Participation	Clause 36.2 details

Schedule 14
Approved Suppliers

BP p.l.c. and its wholly-owned subsidiaries (directly or indirectly)
Royal Dutch Shell plc and its wholly-owned subsidiaries (directly or indirectly)
Glencore PLC and its wholly-owned subsidiaries (directly or indirectly)
Mercuria Energy Group Ltd and its wholly-owned subsidiaries (directly or indirectly)
Trafigura Beheer BV and its wholly-owned subsidiaries (directly or indirectly)
Vitol Holding B.V. and its wholly-owned subsidiaries (directly or indirectly)

Schedule 15
Permitted Indebtedness

Facilities	Lenders (legal names)	Original facility amount (x1000)	Facility amount (x1000)	Currency	Initial Signing (assumed) date	Amended from time to time	Borrowers (legal names)
2005 Newbuilding Secured Syndicated Term Loan	Aegean Baltic Bank S.A., HSH Nordbank AG	35,500	13,430	USD	30-Aug-05	Yes	Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc., Serifos Maritime Inc.
2017 Secured Term Loan	Piraeus Bank	15,000	15,000	USD	29-Nov-17 (expected)		Aegean Bunkering Services Inc.
Third 2006 Newbuilding Secured Term Loan	Aegean Baltic Bank SA, HSH Nordbank AG	26,250	13,317	USD	25-Oct-06		Eton Marine Ltd, Benmore Services S.A., Ingram Enterprises Co.
Second 2006 Newbuilding Secured Term Loan	National Bank of Greece	17,600	7,637	USD	27-Oct-06		Tasman Seaways Inc., Santos Limited
2006 Newbuilding Secured Syndicated Term Loan	Aegean Baltic Bank SA, HSH Nordbank AG	64,750	36,031	USD	30-Oct-06		Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A., Kyrthira Marine S.A.
2007 Newbuilding Secured Term Loan	Orix Investment and Management Private Ltd	37,560	12,795	USD	5-Jul-07	Yes	Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Aegaen VII Shipping Ltd, ANAFI Shipping (Pte.) Ltd.

2008 Newbuilding Secured Term Loan	Aegean Baltic Bank SA, HSH Nordbank AG	38,800	20,190	USD	24-Apr-08		Kassos Navigation S.A., Tilos Navigation S.A., Halki Navigation S.A., Symi Navigation S.A.
2010 Newbuilding ANWE Loan Facility	KBC Bank SA/NV	3,740	541	EUR	22-Mar-04	Yes	Blatoma NV (new brand Aegean Barges)
2010 Newbuilding Secured Loan Facility	BNP Paribas SA	5,680	3,800	EUR	6-Oct-09		Seatra BVBA
2014 Uncommitted Working Capital	ABN, Natixis, Rabobank, BNP, Societe Generale, ING, Macquarie	250,000	250,000	USD	22-Aug-14	Yes	Aegean Bunkering (USA) LLC
2014 Long Term Loan Agreement	KBC Bank SA/NV	4,500	2,896	USD	21-Mar-14		M/V New Gersey
2015 Fujairah Credit Facility	United Arab Bank	440,000	396,000	AED	7-Oct-15		Aegean Oil Terminal Corporation
2017 South Africa Credit Facility	Piraeus Bank	12,500	12,500	USD	21-Mar-16	Yes	Aegean Bunkering Services Inc., Nevado Navigation S.A.

4.00% 2013 Convertible Unsecured Senior Notes		132,050	90,508	USD	16-Jan-15/ 23-Oct-13		AMPNI INC.
4.25% 2016 Convertible Unsecured Senior Notes		172,500	151,772	USD	19-Dec-16/ 11-Jan-17		AMPNI INC.
Trade Receivables Purchase Agreement	Deutsche Bank AG, New York Branch	40,000	40,000	USD	13-Nov-2015	Yes	Aegean Marine Petroleum S.A.
Trade Receivables Purchase Agreement	Deutsche Bank AG, New York Branch	31,000	31,000	USD	30-Mar-2016	Yes	Aegean Bunkering (USA) LLC

Schedule 16
 Specified Existing Indebtedness

Facilities	Lenders (legal names)	Original facility amount (x1000)	Facility amount (x1000)	Currency	Initial Signing (assumed) date	Amended from time to time	Borrowers (legal names)
Facility Agreement dated 19 September 2013 (as amended and restated from time to time)	ABN AMRO Bank N.V. BNP Paribas (Suisse) SA KBC Bank NV Natixis Coöperatieve Rabobank U.A. ING Belgium, Brussels, Geneva Branch Société Générale Belfius Bank NV/SA National Bank of Greece SA Credit Suisse AG Mashreqbank PSC Emirates NBD PJSC, London Branch	1,000,000	1,000,000	USD	19 September 2013	yes	Aegean Marine Petroleum S.A. Aegean Petroleum International Inc. Aegean NWE N.V. Aegean Bunkering Germany GmbH
OBAST Credit Facility	HSH Nordbank	25,000	25,000	USD	20-Apr-17		OBAST Bunkering & Trading GmbH

Schedule 17
Form of New Lender Spanish Power of Attorney

POWER OF ATTORNEY
APPEARS
Mr., [®] as stated by the appearing party, acting in the name and on behalf [®], an entity incorporated under the laws of [®], having its registered office in [®] registered and filed before [®] (hereinafter, the "Grantor").
GRANTS
Grantor grants a Power of Attorney (hereinafter referred as the "Power of Attorney"), as wide as sufficient in law might be necessary, in favour of ABN AMRO Bank N.V., a public company with limited liability duly organised and existing under the laws of the Netherlands having its registered office in Amsterdam at [at Gustav Mahlerlaan 10, 1082 PP] and registered at the Chamber of Commerce with number 34334259, that may act through its own attorneys (hereinafter, the "Attorney" or the "Security Agent") so that acting jointly and severally as, with its sole signature, any time, in connection with the financing executed between, among others, ABN AMRO Bank N.V.as security agent, ABN AMRO Bank N.V.as arranger, facility agent, and lender ("Arranger, "Facility Agent" and "Lender"), Aegean Marine Petroleum S.A., Aegean Petroleum International Inc., Aegean NWE N.V., Aegean Bunkering Germany GmbH, Obast Bunkering & Trading GmbH and Aegean Petroleum Uruguay S.A. as borrower (the "Borrower"), the Borrowers and Aegean Marine Petroleum Network Inc. as guarantors (the "Guarantors" and jointly with the Borrower, the "Obligors") for an amount up to [$750,000,000] (the "Facility Agreement"), in the name and on behalf of the Grantor may perform any of the following authorities, even if entering in self-contracting (auto-contratación), multiple representation or conflict of interests and including expressly the authority of substitution:
1.	Ratify and formalise the Facility Agreement as a Spanish notarial document.
2.
Sign, grant, ratify and/or execute as Spanish notarial document, in the terms and conditions that the Attorney may deem appropriate, a non-possessory pledge over non-fixed assets (including but not limited to stocks, chattels, inventory and raw materials) in favour of the Grantor as lender under the Facility Agreement, and accept the creation of any such pledge in the name and on behalf of the Grantor.

3.
Sign, grant, ratify and/or execute as Spanish notarial document, in the terms and conditions that the Attorney may deem appropriate, one or several assignment agreements to be entered into with any third party (either as assignor or assignee) in relation with the Facility Agreement and the Non-Possesory pledge referred to in the preceding paragraphs.

4.	Sign, grant, ratify and/or execute as Spanish notarial document, any agreement or document for the amendment, rectification or clarification of any of the documents referred to above.
5.
Appear and file any private and/or notarial documents before any private or public entity, as well as Public Registry, public administration, registries, consulates or tax administration, for its recording or validation (including its novation, assignments and amendments), and file and/or pay any tax or registry fees related to the granting, formalisation, execution, and registration of the documents and/or agreements described in the above paragraphs.

6.
Act, appear before and disclose information to any authority or body of the Spanish or foreign public administration, state, provincial, municipal or regional agency, court of justice or any other public body of a civil, criminal, administrative or labour nature, to obtain all manner of permits or licenses and to make all such notifications as may be required by the applicable legislation concerning the transactions included in the documents referred to above, and, in particular, but not limited to, the Bank of Spain ("Banco de España") and the Spanish Revenue ("Agencia Estatal de la Administración Tributaria") or any tax authorities, in order to execute, deliver and file, in the name and on behalf of Grantor, any document, statement, payment, application or official forms (including those of a tax nature) that may be necessary or advisable for the fulfilment of, or in connection with, any of the transactions, actions, faculties, agreements or documents foreseen in this power and any other ancillary measures required for the full and complete fulfilment of the powers hereby granted (including the granting of the final shareholder statement).
7.
In order to obtain and/or renew the Foreign Identification Number ("Número de Identificación de Extranjero"), carry out before the Spanish Revenue or any other institutions, as many actions which may be deemed necessary or convenient to obtain it, and for these effects sign any documents or forms needed, and in special fulfil the 036 form and designate the Grantor's address in Spain, sign and execute all documents, either notarial or private, that may be deemed necessary or convenient for this purpose and appear before the Spanish Revenue or any other institutions, trustees or any others.

8.
Enforce any personal guarantee, right "in rem" security as well as any undertakings to grant any personal guarantee or right "in rem" security granted in favour of the Grantor as security for the Facility Agreement, including but not limited to, any actions that they may deem necessary for the purposes of enforcement, such as making and submitting demands for payment, claims, notices, liquidations, announcements, issuing certifications, requesting certified first copies of documents (notarial or otherwise), appointing counsel and court-attorneys, initiating auctions and any type of enforcement action (in court or out of court) and appearing before any relevant notary public or court of jurisdiction.

9.
Appear before any courts, appellate courts and other ordinary or special courts, at any instance and in any order of jurisdiction, and before any other authority, judges, public prosecutor's office, notary's office, public registry, tax office or tax agency, or government office or officer; and thereat to file, conduct and terminate, acting either as claimant or defendant, all kinds of court or out-of court actions and proceedings relating to the Facility Agreement and the security documents entered into in relation to it.

10.	The above authorities, in all or in part, may be delegated or substituted in favour of any third person that the Attorneys may deem convenient.
In WITNESS WHEREOF this Power of Attorney has been executed as a deed by the Grantor and is intended to be effective and is hereby delivered on the date of the Notarial Certificate below and shall be in force until [®] unless it is revoked prior to such date.
In witness thereof this Power of Attorney is granted.
I have informed the attendant of his right to read this document himself, and I proceed to read this document aloud with his tacit consent.
This Power of Attorney is governed by and construed in accordance with the laws of [].
He states that he is aware of its contents and ratifies it in all its provisions, signing the same with me.
In [®], on [®].
[Grantor's corporate name]

______________________________
Mr. [®]
Office: [®]

NOTARIAL CERTIFICATE
I, the undersigned, Notary Public in [      ], on this [         ] day of [          ] of 20[ ], do hereby certify that:
1.
[Grantor's corporate name] is a [        ] incorporated in accordance with the laws of [    ], having its registered office in [            ] at [     ] and registered under number [  ], , and with sufficient capacity for the granting this power of attorney.

2.
[      ] is authorised and has the capacity to grant the above power of attorney in the name and on behalf of [Grantor's corporate name] according to the laws of [         ], according to the laws of the incorporation of the Grantor, its constitutional documents, by-laws and other corporate documents.

3.	The signature of [ ] in this document is authentic.
4.
This power of attorney constitutes a legally valid and binding document and all actions undertaken by the attorneys-in-fact nominated herein within the scope of the power shall be legally valid and binding on [Grantor's corporate name].

WITNESS, I sign this power of attorney and stamp my official seal

Place: [®]
Date: [®]
Signature: [®]

Schedule 18
Form of Deed of Undertaking
THIS DEED is made this [**] day of [**].

Between

1. [Third party], a company incorporated in [•] (Registration No. [**]) and having its registered office at [**] (the "Applicant"); and

2. [AEGEAN MARINE PETROLEUM S.A. / AEGEAN PETROLEUM INTERNATIONAL INC. / AEGEAN NWE N.V. / AEGEAN BUNKERING GERMANY GMBH / OBAST BUNKERING & TRADING GMBH / AEGEAN PETROLEUM URUGUAY S.A.], a company incorporated in [**] (Registration No. [**]) and having its registered office at [**](the "Obligor")

in favour of:

3. [Relevant Issuing Bank], a company incorporated in [**]and having its registered office at [**] (the "Issuing Bank").

WHEREAS:

(A) Issuing Bank, amongst others, has granted to Obligor, amongst others, certain facilities pursuant to a facility agreement for a borrowing base facility dated [•] 2017 (any of or all of such facilities shall hereinafter be referred to as the "Facilities").
(B) Applicant and Obligor intend to jointly and severally authorise, empower and request Issuing Bank to issue a documentary letter of credit under, and subject to the terms and conditions of, the Facilities from time to time in favour of [**], subject to the approval of Issuing Bank at its absolute discretion (the "Letter of Credit").
(C) At all times, (i) as between the Obligor and the Issuing Bank, the responsibility and liability of any Letter of Credit in name of the Applicant shall rest with Obligor; and (ii) as between the Applicant and the Issuing Bank, the Applicant shall indemnify Issuing Bank in respect of any liabilities arising from any Letter of Credit.

NOW THIS DEED WITNESSES AS FOLLOWS:

1.
Obligor herewith instructs Issuing Bank to indicate in the Letter of Credit the full name and address of Applicant if so indicated by Obligor in its requests to the Issuing Bank to issue Letter of Credit, rather than the full name and address of the Obligor itself as applicant, such however under the full responsibility and financial liability of the Obligor and under, and subject to the terms and conditions of, the Facilities.

2.
Obligor undertakes to Issuing Bank that the Letter of Credit in the name of the Applicant shall be issued at the full risk, responsibility and financial liability of Obligor and consequently authorises Issuing Bank to debit (i) upon issuance of a Letter of Credit the liability account in in the name of Obligor in the books of Issuing Bank with the full amount of the Letter of Credit, and (ii) upon Letter of Credit settlement(s) the current account of Obligor in the books of the Issuing Bank for the full amount of each settlement.

3.
Applicant herewith gives notice to Issuing Bank that it shall not have at any time any claim, right or demand or any pretension of any nature whatsoever against Issuing Bank in relation to the Letter of Credit, and herewith irrevocably instructs and authorises Issuing Bank and consents to the same:

(a) to indicate its full name and address as applicant in the wording of the Letter of Credit as instructed by Obligor;
(b) to follow the instructions of Obligor to amend the Letter of Credit without any obligation on the part of Applicant and without its further instructions or confirmation;

(c) to carry out all other instructions from Obligor in all matters related to the Letter of Credit;

(d) to address all correspondence relative to the Letter of Credit directly to Obligor;

(e) to handle and dispose the original shipping documents related to the Letter of Credit in accordance with the instructions of Obligor and to endorse the relevant bills of lading as per the instructions of Obligor to the order of any entity nominated by Obligor; and

(f) to act as its Attorney-in-Fact, in respect to endorsement of bills of lading (or other documents) under the Letter of Credit and authorises Issuing Bank to endorse the same, where applicable, to the order of any entity nominated to Issuing Bank by Obligor or as otherwise may be necessary to enforce security rights.

4.
Applicant herewith expressly confirms (a) that this Deed is to be deemed as irrevocable on the part of the Applicant and that it has no right whatsoever to amend the same and (b) that it has no rights, or relinquishes, renounces and/or forfeits any and all of its rights to interest in and any claims in respect of:

(a) the relevant material purchased under the Letter of Credit (the "Material");
(b) the receivable(s) arising from the sale of such material (the "Receivables"); and
(c) the proceeds arising from collection of any Receivables.

5.
Applicant herewith further expressly agrees that the Material, the Receivables and the proceeds thereof, will only belong to Obligor, or to ABN AMRO Bank N.V. as security taker of Obligor's property rights and Applicant hereby acknowledges the security interest of ABN AMRO Bank N.V. in the Material, the title documents covering the Material, the Receivables and the proceeds arising from collection of the Receivables.

6.
Applicant herewith further expressly confirms that, immediately after payment of the Letter of Credit, no third party other than Obligor or ABN AMRO Bank N.V. as security taker of Obligor's property rights will have any rights and or interest of any nature whatsoever regarding any part of the Material or any part of the Receivables and proceeds thereof and/or the title with respect to the same.

7.	Obligor and Applicant agree and accept that the issuance of the Letter of Credit and any amendment thereof shall at all times be subject to Issuing Bank's absolute discretion.
8.
Neither Obligor nor Applicant shall make any claim that it has, may have or may have had against Issuing Bank, whether directly or indirectly, in connection to any Letter of Credit, or to the issuance or non-issuance of the Letter of Credit by the Issuing Bank.

9.
Each of Applicant and Obligor hereby jointly and severally irrevocably and unconditionally undertake to indemnify Issuing Bank and to keep Issuing Bank indemnified fully and completely against all claims and demands actions and proceedings, losses, damages, costs and expenses including legal costs on a full indemnity basis and all other liabilities of whatsoever nature or description which may be made, taken, incurred or suffered by Issuing Bank as a result of acting in accordance with this Deed and the above mentioned instructions.

10.	Applicant represents and warrants to Issuing Bank that:

(a) Capacity: it (i) is duly incorporated and validly existing under the laws of the jurisdiction of its incorporation; (ii) has the power to own its assets and carry on its business as it is being conducted; and (iii) has duly executed and delivered, and has all requisite power, authority and approvals to enter into and perform its obligations under, this Deed;
(b) Authority: it has, and any person designated by it has, and it and they will at all times have, due authorisation to act in all respects in relation to this Deed;
(c) Validity: this Deed is a valid and legally binding obligation, enforceable against it in accordance with its terms except for the effect of bankruptcy, insolvency, reorganisation, moratorium and other similar laws relating to or affecting creditors' rights generally;

(d) Insolvency etc.: no bankruptcy, receivership, judicial management, winding up or liquidation notice, petition or analogous insolvency proceeding has been threatened or filed against it in any jurisdiction; and
(e) Violations: its execution, delivery and performance of this Deed does not and will not violate, contravene, conflict with or constitute a default under any provision of its memorandum and articles of association (or equivalent constituent documents) or any law, regulation, rule, decree, order, judgement or charge, contract, trust deed or other instrument binding on it or any of its assets.
11.	Neither the Applicant nor the Obligor, nor any of their respective directors, officers or employees nor, to the knowledge of the Applicant or the Obligor, any persons acting on any of their behalf:

(a)	is a Prohibited Person;
(a)	is owned or controlled by, or acting directly or indirectly on behalf of or for the benefit of, a Prohibited Person;
(b)	owns or controls a Prohibited Person;
(c)	is in breach of Sanctions; or
(d)	has received notice of or is aware of any claim, action, suit, proceeding or investigation against it with respect to Sanctions by any Sanctions Authority; or
(e)
shall permit present any business or transaction to the Issuing Bank that contains any direct or indirect violation of Sanctions or authorise any other person to, directly or indirectly, use, make payments of, contribute or otherwise make available, the Letter of Credit or transactions contemplated thereby to fund or facilitate trade, business or other activities: (i) involving or for the benefit of any Prohibited Person; or (ii) relating to a country or territory that is the target of country-wide or territory-wide Sanctions; or (iii) in any other manner that could result in the Applicant or the Obligor or the Issuing Bank being in breach of any Sanctions or becoming a Prohibited Person.

For the purposes of this clause 11 the following words shall have the following meanings:
Prohibited Person means a person that is:
(a)	listed on, or owned or controlled by a person listed on, or acting on behalf of a person listed on, any Sanctions List;
(b)
located in, incorporated under the laws of, or owned or (directly or indirectly) controlled by, or acting on behalf of, a person located in or organized under the laws of a country or territory that is the target of country-wide or territory-wide Sanctions; or

(c)
otherwise a target of Sanctions (namely a person with whom a US person or other national under the jurisdiction of a Sanctions Authority would be prohibited or restricted by law from engaging in trade, business or other activities)

Sanctions means the economic sanctions laws, regulations, embargoes or restrictive measures administered, enacted or enforced by any Sanctions Authority (whether or not the Applicant or the Obligor or any other member of their respective groups or any affiliates of any group member is legally bound to comply with such laws, regulations, embargoes or measures)
Sanctions Authority means any of:
(a)	the United States government;
(b)	the United Nations;
(c)	the United Kingdom;

(d)	Switzerland;
(e)	the European Union; or
(f)	Hong Kong Special Administrative Region of the People's Republic of China,
and includes any government entity of any of the above, including, without limitation, the Office of Foreign Assets Control of the US Department of Treasury (OFAC), the United States Department of State, Her Majesty's Treasury (HMT) and the Swiss State Secretariat for Economic Affairs (SECO)
Sanctions List means:
(a)	the "Specially Designated Nationals and Blocked Persons" list maintained by OFAC;
(b)	the Consolidated List of Financial Sanctions Targets and the Investment Ban List maintained by HMT; or
(c)	any similar list maintained by, or public announcement of Sanctions designation made by, any other Sanctions Authority
If either Applicant or Obligor knows or may have reason to believe that the transaction under the Letter of Credit that is conducted through the Issuing Bank is or may become in violation with Sanctions or the above provisions, it will immediately notify the Issuing Bank thereof and provide all information on the business or transaction that may be relevant for the Issuing Bank, or as reasonably requested by the Issuing Bank. In such case, Applicant and Obligor shall use their best efforts to adjust the business or transaction in such a way that violation with the abovementioned laws, resolutions or regulations is prevented. If violation with the abovementioned laws, resolutions or regulations cannot be prevented Applicant and Obligor shall each use its best efforts to legally allow the Issuing Bank to exit the business or transaction without costs or other negative consequences for the Issuing Bank. Furthermore, each of the Applicant and Obligor undertakes to indemnify the Issuing Bank for any and all claims and demands actions and proceedings, losses, damages, costs and expenses incurred in connection with such business or transaction, in accordance with clause 9 of this Deed.

12.
Issuing Bank's records, unless shown to be wrong, will be evidence of Obligor's and Applicant's dealings with Issuing Bank in connection with the Deed. Both Obligor and Applicant agree that it will not object to the admission of Issuing Bank's records as evidence in any legal proceedings on the grounds that such records are not originals, are not in writing or are documents produced by a computer. Obligor and Applicant will not rely on the Bank to comply with Obligor's and Applicant's record keeping obligations.

13.
This Deed and the Facilities contain the entire agreement between the parties hereto relating to the subject matter of this Deed to the exclusion of any terms implied by law which may be excluded by contract.

14.
Issuing Bank's rights under this Deed may be assigned to any person without the consent of either Obligor or Applicant. The Obligor's or Applicant's rights under this Deed are personal to that party and not capable of assignment.

15.	The obligations under this Deed bind, and the rights will be enforceable by, each party hereto and each party's respective successors and permitted assigns.

16.	Each provision of this Deed is severable and if any provision becomes invalid, void, voidable or unenforceable or contravenes any applicable regulations the remaining provisions will not be affected.

17.
Other than ABN AMRO Bank N.V., a person who is not a party to this Deed has no right under the Contracts (Rights of Third Parties) Act 1999 (the Third Parties Act) to enforce or enjoy the benefit of any its terms.

18.
The rights and remedies provided under this Deed are cumulative and not exclusive of those provided by law. The failure to exercise or delay in exercising a right or remedy under this Deed will not constitute a waiver of the right or remedy or a waiver of any other rights or remedies and no single or partial exercise of a right or remedy under this Deed will prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

19.	This Deed and any non-contractual obligations arising out of or in connection with it are governed by English law.

The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Deed (including a dispute relating to the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a Dispute).
The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no party will argue to the contrary.
This clause 18 is for the benefit of the Issuing Bank only.  As a result, the Issuing Bank shall not be prevented from taking proceedings relating to a Dispute in any other courts with jurisdiction.  To the extent allowed by law, the Issuing Bank may take concurrent proceedings in any number of jurisdictions.
Without prejudice to any other mode of service allowed under any relevant law, each of the Applicant and the Obligor irrevocably appoints [•] as its agent for service of process in relation to any proceedings before the English courts in connection with this Deed.]

The parties have executed this Deed as a deed with the intention that it be delivered on the date written at the beginning of this Deed.

Executed as a deed and delivered by [third party] Acting persons who in accordance with the law of [•] are acting under the authority of the company	…………………………………………….. Name: Title: …………………………………………….. Name: Title:
Signed as a deed and delivered by
[AEGEAN MARINE PETROLEUM S.A. / AEGEAN PETROLEUM INTERNATIONAL INC. / AEGEAN NWE N.V. / AEGEAN BUNKERING GERMANY GMBH/ OBAST BUNKERING & TRADING GMBH / AEGEAN PETROLEUM URUGUAY S.A.]
Acting by persons who in accordance with the law of [**] are acting under the authority of the company
…………………………………………….. Name: Title: …………………………………………….. Name: Title:
Signed for and on behalf of [Relevant Issuing Bank]	…………………………………………….. Name: Title: …………………………………………….. Name: Title:

Schedule 19
Form of Lender utilisation report

Bank
Date

	Date of issuance	Beneficiary	Amount
Standby or Documentary Letter of Credit

Open Account Payments to Suppliers

Total

Schedule 20
Pre-Approved SBLC Beneficiaries

BP Europa SE
BP EUROPA SE - BP BELGIUM
BP EUROPA SE - BP NEDERLAND
BP OIL INTERNATIONAL & SUBSIDIARIES
BP SINGAPORE PTE LIMITED
CEPSA TRADING S.A.U.
CHEMOIL INTERNATIONAL PTE
CHEVRON SINGAPORE PTE LTD
CHINA AVIATION OIL SINGAP
ENI TRADING & SHIPPING S.A.
ESSO BELGIUM -  EXXONMOBIL PETROLEUM & CHEMICAL BVBA
EXXON & SUBSIDIARIES
GALTRADE LTD
GLENCORE ENERGY UK LTD
GLENCORE SINGAPORE PTE LTD
GUNVOR GENEVA
GUNVOR SA
GUNVOR SINGAPORE PTE LTD.
KOCH COMMOIDITIES  EUROPE LTD
KOCH SUPPLY & TRADING  SARL
LITASCO S.A.
LUKOIL BENELUX BV
MARUBENI INTERNATIONAL PETROLEUM
MERCURIA ENERGY TRADING PTE LTD
MERCURIA MIDDLE EAST
OIL REFINERIES LTD. (BAZAN GROUP)
PETROCHINA INTERNATIONAL (SINGAPORE) PTE LTD.
PETROGAL (PETROLEOS DE PORTUGAL)

PETROINEOS TRADING LTD.
PETROTRIN LTD
REPSOL PETROLEO S.A.
REPSOL TRADING S.A.
REPSOL TRADING SINGAPORE
SHELL & SUBSIDIARIES
SHELL EASTERN TRADING PTE
SHELL TRADING ROTTERDAM
SK ENERGY EUROPE LTD
SOCAR TRADING MIDDLE EAST DMCC
SOCAR TRADING S.A., GENEVA
Statoil ASA
THE BAHRAIN PETROLEUM CO.BSC-BAPCO
TOTAL BELGIUM NV
Total Deutschland GmbH
TOTAL MARINE FUELS PTE
TOTAL TRADING ASIA PTE LTD.
TOTSA TOTAL OIL TRADING S.A.
TRAFIGURA PTE LTD. & SUBSIDIARIES
VITOL ASIA PTE LTD
VITOL BAHRAIN EC
VITOL INC.
VITOL BAHRAIN S.A.
VITOL SA

Schedule 21
Eligible LOI Counterparties

Facility B Tranche 1 Eligible LOI Counterparties
1.	BP Europa SE
2.	BP EUROPA SE - BP BELGIUM
3.	BP EUROPA SE - BP NEDERLAND
4.	BP OIL INTERNATIONAL & SUBSIDIARIES
5.	BP SINGAPORE PTE LIMITED
6.	CEPSA TRADING S.A.U.
7.	CHEMOIL INTERNATIONAL PTE
8.	CHEVRON SINGAPORE PTE LTD
9.	CHINA AVIATION OIL SINGAP
10.	ENI TRADING & SHIPPING S.A.
11.	ESSO BELGIUM - EXXONMOBIL PETROLEUM & CHEMICAL BVBA
12.	EXXON & SUBSIDIARIES
13.	GLENCORE ENERGY UK LTD
14.	GLENCORE SINGAPORE PTE LTD
15.	GUNVOR GENEVA
16.	GUNVOR SA
17.	GUNVOR SINGAPORE PTE LTD.
18.	KOCH COMMOIDITIES EUROPE LTD
19.	KOCH SUPPLY & TRADING SARL
20.	LITASCO S.A.
21.	LUKOIL BENELUX BV
22.	MARUBENI INTERNATIONAL PETROLEUM
23.	MERCURIA ENERGY TRADING PTE LTD
24.	MERCURIA MIDDLE EAST
25.	OIL REFINERIES LTD. (BAZAN GROUP)
26.	PETROCHINA INTERNATIONAL (SINGAPORE) PTE LTD.
27.	PETROGAL (PETROLEOS DE PORTUGAL)

28.	PETROINEOS TRADING LTD.
29.	REPSOL PETROLEO S.A.
30.	REPSOL TRADING S.A.
31.	REPSOL TRADING SINGAPORE
32.	SHELL & SUBSIDIARIES
33.	SHELL EASTERN TRADING PTE
34.	SHELL TRADING ROTTERDAM
35.	SK ENERGY EUROPE LTD
36.	SOCAR TRADING MIDDLE EAST DMCC
37.	SOCAR TRADING S.A., GENEVA
38.	Statoil ASA
39.	THE BAHRAIN PETROLEUM CO.BSC-BAPCO
40.	TOTAL BELGIUM NV
41.	Total Deutschland GmbH
42.	TOTAL MARINE FUELS PTE
43.	TOTAL TRADING ASIA PTE LTD.
44.	TOTSA TOTAL OIL TRADING S.A.
45.	TRAFIGURA PTE LTD. & SUBSIDIARIES
46.	VITOL ASIA PTE LTD
47.	VITOL BAHRAIN EC
48.	VITOL INC.
49.	VITOL BAHRAIN S.A.
50.	VITOL SA

Facility B Tranche 2 Eligible LOI Counterparties
BP Europa SE
BP EUROPA SE - BP BELGIUM
BP EUROPA SE - BP NEDERLAND
BP OIL INTERNATIONAL & SUBSIDIARIES
BP SINGAPORE PTE LIMITED
CEPSA TRADING S.A.U.
CHEMOIL INTERNATIONAL PTE
CHEVRON SINGAPORE PTE LTD
CHINA AVIATION OIL SINGAP
ENI TRADING & SHIPPING S.A.
ESSO BELGIUM -  EXXONMOBIL PETROLEUM & CHEMICAL BVBA
EXXON & SUBSIDIARIES
GLENCORE ENERGY UK LTD
GLENCORE SINGAPORE PTE LTD
GUNVOR GENEVA
GUNVOR SA
GUNVOR SINGAPORE PTE LTD.
KOCH COMMOIDITIES  EUROPE LTD
KOCH SUPPLY & TRADING  SARL
LITASCO S.A.
LUKOIL BENELUX BV
MARUBENI INTERNATIONAL PETROLEUM
MERCURIA ENERGY TRADING PTE LTD
MERCURIA MIDDLE EAST
OIL REFINERIES LTD. (BAZAN GROUP)
PETROCHINA INTERNATIONAL (SINGAPORE) PTE LTD.
PETROGAL (PETROLEOS DE PORTUGAL)
PETROINEOS TRADING LTD.
REPSOL PETROLEO S.A.

REPSOL TRADING S.A.
REPSOL TRADING SINGAPORE
SHELL & SUBSIDIARIES
SHELL EASTERN TRADING PTE
SHELL TRADING ROTTERDAM
SK ENERGY EUROPE LTD
SOCAR TRADING MIDDLE EAST DMCC
SOCAR TRADING S.A., GENEVA
Statoil ASA
THE BAHRAIN PETROLEUM CO.BSC-BAPCO
TOTAL BELGIUM NV
Total Deutschland GmbH
TOTAL MARINE FUELS PTE
TOTAL TRADING ASIA PTE LTD.
TOTSA TOTAL OIL TRADING S.A.
TRAFIGURA PTE LTD. & SUBSIDIARIES
VITOL ASIA PTE LTD.
VITOL BAHRAIN EC
VITOL INC.
VITOL BAHRAIN S.A.
VITOL SA

SIGNATURES
THE COMPANY
AEGEAN MARINE PETROLEUM S.A.

By: /s/ Spyros Fokas

THE BORROWERS
AEGEAN MARINE PETROLEUM S.A.

By: /s/ Spyros Fokas

AEGEAN PETROLEUM INTERNATIONAL INC.

By: /s/ Spyros Fokas

AEGEAN NWE N.V.

By: /s/ Spyros Fokas

AEGEAN BUNKERING GERMANY GMBH

By: /s/ Spyros Fokas

OBAST BUNKERING & TRADING GMBH

By: /s/ Spyros Gianniotis

AEGEAN PETROLEUM URUGUAY S.A.

By: /s/ Spyros Fokas

THE GUARANTORS
AEGEAN MARINE PETROLEUM NETWORK INC.

By: /s/ Spyros Fokas
Position: General Counsel and Secretary

AEGEAN MARINE PETROLEUM S.A.

By: /s/ Spyros Fokas

AEGEAN PETROLEUM INTERNATIONAL INC.

By: /s/ Spyros Fokas

AEGEAN NWE N.V.

By: /s/ Spyros Fokas

AEGEAN BUNKERING GERMANY GMBH

By: /s/ Spyros Fokas

OBAST BUNKERING & TRADING GMBH

By: /s/ Spyros Gianniotis

AEGEAN PETROLEUM URUGUAY S.A.

By: /s/ Spyros Fokas

THE ARRANGERS
ABN AMRO BANK N.V.

/s/ P.M. Dietze	/s/ W. Bruinzeel
By: P.M. Dietze (Managing Director)	By: W. Bruinzeel

THE FACILITY AGENT
ABN AMRO BANK N.V.

/s/ J. Kok	/s/ D.N. de Baan
By: J. Kok (Proxy Holder)	By: D.N. de Baan (Proxy Holder)

THE COLLATERAL MANAGEMENT AGENT
ABN AMRO BANK N.V.

/s/ Wendy See	/s/ L.C. van Kralingen
By: Wendy See	By: L.C. van Kralingen

THE SECURITY AGENT
ABN AMRO BANK N.V.

s/ J. Kok	/s/ D.N. de Baan
By: J. Kok (Proxy Holder)	By: D.N. de Baan (Proxy Holder)

THE DOCUMENTATION BANK
ABN AMRO BANK N.V.

/s/ P.M. Dietze	/s/ W. Bruinzeel
By: P.M. Dietze (Managing Director)	By: W. Bruinzeel

THE ORIGINAL LENDERS
ABN AMRO BANK N.V.

/s/ Roger Dekkers	/s/ Sebastiaan Welling
By: Roger Dekkers	By: Sebastiaan Welling

BNP PARIBAS (SUISSE) SA

/s/ S. Crest	/s/ P. Guibert
By: S. Crest	By: P. Guibert

KBC BANK NV

/s/ Anja Goris	/s/ Paul Verheyen
By: Anja Goris (Senior Banker)	By: Paul Verheyen (Manager Corporate)

NATIXIS

/s/ Cécile Tailbot	/s/ Bruno Mazoyer
By: Cécile Tailbot	By: Bruno Mazoyer

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

/s/ Atakan Akkaya
By: Atakan Akkaya

HSH NORDBANK AG

/s/ D. Wahlers	/s/ Christina Frotscher
By: D. Wahlers	By: Christina Frotscher

BELFIUS BANK NV/SA

/s/ Jan Langhendries	/s/ Piet Cordonnier
By: Jan Langhendries	By: Piet Cordonnier
(Senior Manager Specialised Finance)	(Company Lawyer)

CREDIT SUISSE (SWITZERLAND) LTD

/s/ Viktoria Polinski	/s/ Christian [illegible]
By: Viktoria Polinski	By: Christian [illegible]

MASHREQBANK PSC

/s/ Sajjad Jafri	/s/ Badar Chaudhry
By: Sajjad Jafri	By: Badar Chaudhry

THE CO-ORDINATOR
ABN AMRO BANK N.V.

/s/ P.M. Dietze	/s/ W. Bruinzeel
By: P.M. Dietze (Managing Director)	By: W. Bruinzeel

THE OVERDRAFT BANKS

ABN AMRO BANK N.V.

/s/ Roger Dekkers	/s/ Sebastiaan Welling
By: Roger Dekkers	By: Sebastiaan Welling

BNP PARIBAS (SUISSE) SA

/s/ S. Crest	/s/ P. Guibert
By: S. Crest	By: P. Guibert

HSH NORDBANK AG

/s/ D. Wahlers	/s/ Christina Frotscher
By: D. Wahlers	By: Christina Frotscher

THE ISSUING BANKS

ABN AMRO BANK N.V.

s/ Roger Dekkers	/s/ Sebastiaan Welling
By: Roger Dekkers	By: Sebastiaan Welling

BNP PARIBAS (SUISSE) SA

/s/ S. Crest	/s/ P. Guibert
By: S. Cres	By: P. Guibert

KBC BANK NV

/s/ Anja Goris	/s/ Paul Verheyen
By: Anja Goris (Senior Banker)	By: Paul Verheyen (Manager Corporate)

HSH NORDBANK AG

/s/ D. Wahlers	/s/ Christina Frotscher
By: D. Wahlers	By: Christina Frotscher